# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
### Washington, D.C. 20549

# FORM 10-K

**(Mark One)**

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the fiscal year ended June 30, 2023**

**OR**

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the transition period from        to**

### Commission file number 1-14064

# The Estée Lauder Companies Inc.
(Exact name of registrant as specified in its charter)

| | |
|---|---|
| **Delaware** | **11-2408943** |
| (State or other jurisdiction of incorporation or organization) | (I.R.S. Employer Identification No.) |
| **767 Fifth Avenue, New York, New York** | **10153** |
| (Address of principal executive offices) | (Zip Code) |

Registrant's telephone number, including area code **212-572-4200**

**Securities registered pursuant to Section 12(b) of the Act:**

| Title of each class | Trading Symbol(s) | Name of each exchange on which registered |
|---|---|---|
| Class A Common Stock, $.01 par value | EL | New York Stock Exchange |

### Securities registered pursuant to Section 12(g) of the Act:
### None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

| | | |
|---|---|---|
| Large accelerated filer ☒ | Accelerated filer ☐ | |
| Non-accelerated filer ☐ | Smaller reporting company ☐ | Emerging growth company ☐ |

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the registrant's voting common equity held by non-affiliates of the registrant was approximately $57 billion at December 30, 2022 (the last business day of the registrant's most recently completed second quarter).*

At August 11, 2023, 232,148,786 shares of the registrant's Class A Common Stock, $.01 par value, and 125,542,029 shares of the registrant's Class B Common Stock, $.01 par value, were outstanding.

### Documents Incorporated by Reference

| Document | Where Incorporated |
|---|---|
| Proxy Statement for Annual Meeting of Stockholders to be held November 17, 2023 | Part III |

\* Calculated by excluding all shares held by executive officers and directors of registrant and certain trusts without conceding that all such persons are "affiliates" of registrant for purposes of the Federal securities laws.

## THE ESTÉE LAUDER COMPANIES INC.

## INDEX TO ANNUAL REPORT ON FORM 10-K

*Cautionary Note Regarding Forward-Looking Information and Risk Factors*

*This Annual Report on Form 10-K includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may address our expectations regarding sales, earnings or other future financial performance and liquidity, other performance measures, product introductions, entry into new geographic regions, information technology initiatives, new methods of sale, our long-term strategy, restructuring and other charges and and resulting cost savings, and future operations or operating results. Although we believe that our expectations are based on reasonable assumptions within the bounds of our knowledge of our business and operations, we cannot assure that actual results will not differ materially from our expectations. Factors that could cause actual results to differ from expectations are described herein; in particular, see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Cautionary Note Regarding Forward-Looking Information." In addition, there is a discussion of risks associated with an investment in our securities, see "Item 1A. Risk Factors."*

Unless the context requires otherwise, references to "we," "us," "our" and the "Company" refer to The Estée Lauder Companies Inc. and its subsidiaries.

## PART I

**Item 1.  *Business.***

The Estée Lauder Companies Inc., founded in 1946 by Estée and Joseph Lauder, is one of the world's leading manufacturers, marketers and sellers of quality skin care, makeup, fragrance and hair care products, and is a steward of luxury and prestige brands globally. Our products are sold in approximately 150 countries and territories under a number of well-known brand names including: Estée Lauder, Clinique, Origins, M·A·C, Bobbi Brown Cosmetics, La Mer, Aveda, Jo Malone London, TOM FORD, Too Faced, Dr.Jart+, and The Ordinary. We are also the global licensee of the AERIN and BALMAIN brand names for fragrances and cosmetics. Each brand is distinctly positioned within the market for cosmetics and other beauty products.

We believe we are a leader in the beauty industry due to the global recognition of our brand names, our excellence in product innovation, our strong position in key geographic markets and the consistently high quality of our products and "High-Touch" services. We sell our prestige products through distribution channels that complement the luxury image and prestige status of our brands, and we provide "High-Touch" consumer experiences across our distribution channels. Our products are sold on our own and authorized retailer websites, on third-party online malls, in stores in airports, in duty-free locations and in our own and authorized freestanding stores. In addition, our products are sold in brick-and-mortar retail stores, including department stores, specialty-multi retailers, upscale perfumeries and pharmacies and prestige salons and spas. We believe that our strategy of pursuing selective distribution heightens the aspirational quality of our brands.

We have been controlled by the Lauder family since the founding of our Company. Members of the Lauder family, some of whom are directors, executive officers and/or employees, beneficially own, directly or indirectly, as of August 11, 2023, shares of our Company's Class A Common Stock and Class B Common Stock having approximately 84% of the outstanding voting power of the Common Stock.

**Products**



**Net Sales by Product Category**

FY 2021 | FY 2022 | FY 2023

Skin Care — 58% (FY 2021), 56% (FY 2022), 52% (FY 2023)
Makeup — 26%, 26%, 28%
Fragrance — 12%, 14%, 16%
Hair Care — 4%, 4%, 4%
Other — 0%, 0%, 0%

**Skin Care** - Our broad range of skin care products address various skin care needs. These products include moisturizers, serums, cleansers, toners, body care, exfoliators, acne and oil correctors, facial masks and sun care products.

**Makeup** - Our full array of makeup products includes lipsticks, lip glosses, mascaras, foundations, eyeshadows, nail polishes and powders. Many of the products are offered in an extensive palette of shades and colors. We also sell related items such as compacts, brushes and other makeup tools.

**Fragrance** - We offer a variety of fragrance products. The fragrances are sold in various forms, including eau de parfum sprays and colognes, as well as lotions, powders, creams, candles and soaps that are based on a particular fragrance.

**Hair Care** - Our hair care products include shampoos, conditioners, styling products, treatment, finishing sprays and hair color products.

**Other** - We also sell ancillary products and services that do not fit the definition of skin care, makeup, fragrance, and hair care. The other category also includes royalty revenue from our licensing of the TOM FORD trademark to third parties since our fiscal 2023 acquisition of the TOM FORD brand.

**Our Brands**

Given the personal nature of our products and the wide array of consumer preferences and tastes, as well as competition for the attention of consumers, our strategy has been to market and promote our products through distinctive brands seeking to address broad preferences and tastes. Each brand has a single global image that is promoted with consistent logos, packaging and advertising designed to enhance its image and differentiate it from other brands in the market. Beauty brands are differentiated by numerous factors, including quality, performance, a particular lifestyle, where they are distributed (e.g., prestige or mass) and price point. Below is a chart showing the brands that we sell and how we view them based on lifestyle and price point:


Premium
LA MER
EDITIONS DE PARFUMS FREDERIC MALLE
Kilian
PERFUME AS AN ART
TOM FORD
LE LABO
GRASSE – NEW YORK
AERIN
BEAUTY
JO MALONE
LONDON
DARPHIN
PARIS
BOBBI BROWN
Bumble and bumble.
ESTĒE LAUDER
AVEDA
Classic
Progressive
GLAMGLOW
LAB SERIES
ORIGINS
1990
Dr.Jart+
smashbox
Too Faced
aramis
CLINIQUE
MAC
NIOD
The Ordinary.
Entry Price Point

**ESTEE LAUDER**

Estée Lauder brand products, which have been sold since 1946, have a reputation for innovation, sophistication and superior quality. Estée Lauder is one of the world's most renowned beauty brands, producing iconic skin care, makeup and fragrances.

**aramis**

We pioneered the marketing of prestige men's fragrance, grooming and skin care products with the introduction of Aramis products in 1964.

**CLINIQUE**
Allergy Tested. 100% Fragrance Free

Introduced in 1968, Clinique skin care and makeup products are all allergy tested and 100% fragrance free and have been designed to address individual skin types and needs. Clinique also offers select fragrances. The skin care and makeup products are based on the research and related expertise of leading dermatologists.

**LAB SERIES**

Lab Series, introduced in 1987, is a series of high performance, specialized skin care solutions uniquely created to improve the look and feel of men's skin.

**ORIGINS**
1990

Introduced in 1990, Origins is known for high-performance natural skin care that is "powered by nature and proven by science." The brand also sells makeup and fragrance products and is distributed primarily through online, specialty-multi and freestanding Origins stores. Origins has a license agreement to develop and sell beauty products using the name of Dr. Andrew Weil.

**M·A·C**

M·A·C, the leading brand of professional cosmetics, was created in Toronto, Canada. We completed our acquisition of M·A·C in 1998. The brand's popularity has grown through a tradition of word-of-mouth endorsement from professional makeup artists, models, photographers and journalists around the world.

**BOBBI BROWN**

Acquired in 1995, Bobbi Brown is a global prestige beauty brand known for its high quality and undertone-correct makeup and skin care products that celebrate individual beauty and confidence. Reflecting its artistry roots, the brand is focused on creating a teaching and learning community of women around the world.

| | |
|---|---|
| **LA MER** | Acquired in 1995, La Mer is a leading global luxury skin care brand that is available in limited distribution worldwide. The brand is known for its iconic Crème de la Mer moisturizer, serums and lotions, as well as other skin care and foundation products that are created around the original "Miracle Broth." |
| **AVEDA** THE ART AND SCIENCE OF PURE FLOWER AND PLANT ESSENCES | Acquired in 1997, Aveda sells high-performance, naturally-derived hair care products, as well as skin care, makeup and fragrance. The brand is known for its innovative plant-based products and its commitment to environmental sustainability and corporate responsibility. It is distributed primarily through top-tier hair salons and direct-to-consumer, via online and Aveda stores. |
| **JO MALONE** LONDON | Acquired in 1999, Jo Malone London is a scented British lifestyle brand with understated elegance, offering enchanted story-telling and "High-Touch" boutique services. The brand's famous colognes are perfect alone or artfully layered with Fragrance Combining. Jo Malone London embodies the spirit of gifting generosity and inspires emotional elevation. |
| **Bumble and bumble.** | Acquired in 2006, Bumble and bumble is a New York-based hair care brand that creates high-quality hair care and styling products. The brand is distributed primarily through top-tier salons, including Bumble and bumble's own flagship salons, specialty-multi retailers and online. |
| **DARPHIN** PARIS | Acquired in 2003, Darphin is a Paris-based, prestige skin care brand known for its high-performance botanical skin care. The brand is distributed primarily through high-end independent pharmacies and online brand and retailer channels. |
| **TOM FORD** | On April 28, 2023, we acquired the TOM FORD brand and related intellectual property. The TOM FORD brand is a luxury brand created in 2005, encompassing fashion, fragrance, eyewear and other accessories. From 2005 until the closing of the acquisition, we developed, manufactured and distributed luxury fragrances and beauty products as a licensee. As the current owner and steward of the brand, we are continuing with the beauty products and have licensed the fashion brand and operations and eyewear to third parties. Consistent with the fashion brand, our products exude seductive modern-day glamour and include luxury fragrance, color cosmetics, men's grooming products and skin care products for discerning consumers globally. |
| **smashbox** | Acquired in 2010, Smashbox Cosmetics is a Los Angeles-based, photo studio-inspired makeup brand with high performance products created for our consumer's everyday life in the spotlight. |

| | |
|---|---|
| **AERIN** BEAUTY | Launched in 2012, AERIN is a luxury lifestyle beauty and fragrance brand inspired by the signature style of its founder, Aerin Lauder. |
| **LE LABO** GRASSE — NEW YORK | Acquired in 2014, Le Labo is a sensory and experiential lifestyle brand, deeply rooted in the craft of slow perfumery. Born in Grasse, France and raised in downtown NYC, it offers hand-crafted and personalized fragrances, as well as 'alternative' and genuine experiences celebrating craftsmanship. |
| **EDITIONS DE PARFUMS FREDERIC MALLE** | Acquired in 2015, Les Editions de Parfums Frédéric Malle is a collection of exclusive, sophisticated, ultraluxury fragrances crafted by some of the world's most talented perfumers and published by the brand. |
| HOLLYWOOD, CALIFORNIA **GLAMGLOW®** | Acquired in 2015, GLAMGLOW started as a behind-the-scenes Hollywood secret to instant glow. The brand is known for bold, sensorial products that deliver instant results, and its unconventional philosophy that high performance skin care should also be fun and sexy. |
| *Kilian* PARIS | Acquired in 2016, Kilian Paris is a prestige fragrance brand that embodies timeless sophistication and modern luxury. |
| *Too Faced* | Acquired in 2016, Too Faced is a serious makeup brand that knows how to have fun. The brand is unabashedly pink, pretty and feminine with a playful wink that is beloved for its high-quality formulas, cheeky product names and distinctive packaging. |
| **Dr.Jart+** | Acquired in 2019, Dr.Jart+ is a Seoul-based, global skin care brand known for its innovative formulations and unique combination of dermatological science and art. Its high-quality masks, moisturizers and serums are distributed primarily through travel retail, specialty-multi and online channels. |
| **THE ABNORMAL BEAUTY COMPANY.** DECIEM | The Ordinary. NIOD<br><br>In 2021, we increased our investment in Deciem Beauty Group Inc. ("DECIEM") to approximately 76%. Known as "The Abnormal Beauty Company," DECIEM is a Toronto-based, vertically integrated multi-brand beauty company rooted in a consumer-focused and functional approach. Its portfolio includes The Ordinary, an ingredient-focused brand, and NIOD, a science-driven skin care brand. |

In fiscal 2021, we made the decision to exit the global distribution of BECCA products, a makeup brand we acquired in 2016 and substantially completed this exit during fiscal 2022. In fiscal 2022, we negotiated early termination agreements for our previous license agreements for the Donna Karan New York, DKNY, Michael Kors, Tommy Hilfiger and Ermenegildo Zegna product lines effective June 30, 2022 and continued to sell products under these licenses through such time.

From time to time, we also make strategic minority investments in other companies, mainly in the beauty industry. In some cases, we have acquired the remaining interest or a majority interest (e.g., Have & Be Co. Ltd. (i.e. Dr.Jart+) and Deciem Beauty Group Inc., respectively). Our current minority investments include a company based in India that manufactures, markets and sells Ayurvedic skin care and other products under the Forest Essentials brand name, primarily in India.

Our "luxury brands" are La Mer, Jo Malone London, TOM FORD, AERIN Beauty, Le Labo, Editions de Parfums Frédéric Malle and Kilian Paris. Our "large brands" are Estée Lauder, La Mer, M·A·C and Clinique. Our "scaling brands" are Jo Malone London, TOM FORD, Aveda, Bobbi Brown Cosmetics and The Ordinary. Our "developing brands" are Le Labo, Too Faced, Dr.Jart+, Origins, Kilian Paris, Bumble and bumble, Smashbox, Darphin Paris, Lab Series, Editions de Parfums Frédéric Malle and GLAMGLOW.

**Social Impact and Sustainability**

We continue to integrate social impact and sustainability into our strategy and business operations. Our social impact and sustainability initiatives help drive innovation, growth and efficiency across the business and within our brand portfolio. These initiatives also aim to foster employee engagement and build consumer trust and loyalty.

Areas of focus include climate and energy; packaging; sourcing; green chemistry and ingredient transparency; inclusion, diversity and equity; employee health and safety; and social investments. We have set goals or made commitments within these focus areas. For example, our goals related to climate and energy support efficiency and conservation within our facilities, internal supply chain and value chain. Certain goals are also intended to help us reduce cost and waste.

Our Nominating and ESG Committee, one of our Board committees, has oversight responsibility for our Company's environmental, social and governance ("ESG") activities and practices, including citizenship and sustainability matters. Our social impact and sustainability efforts are led by our Executive Chairman and our President and Chief Executive Officer. Other members of senior management, along with employees across the organization, help to drive our strategic initiatives concerning social impact and sustainability.

Additional information related to our social impact and sustainability matters can be found at www.elcompanies.com.

**Distribution**

We sell our prestige products through distribution channels that complement the luxury image and prestige status of our brands, and we provide "High-Touch" consumer experiences across our distribution channels. Our products are sold on our own and authorized retailer websites, on third-party online malls, in stores in airports, in duty-free locations and in our own and authorized freestanding stores. In addition, our products are sold in brick-and-mortar retail stores, including department stores, specialty-multi retailers, upscale perfumeries and pharmacies and prestige salons and spas. Our general practice is to accept returns of our products from customers if properly requested and approved.

Online, we sell products from most of our brands direct-to-consumer through our brand.com sites and third-party online malls. We also sell our products wholesale to authorized retailers that resell online through retailer.com and pure-play sites. Our sites are in approximately 50 countries. While today a majority of these online sales are generated in mainland China, the United States and the United Kingdom, we continue to expand in other markets globally.

As of June 30, 2023, we operated approximately 1,600 freestanding stores. The total reflects the net impact during fiscal 2023 of store closures related to the Post-COVID Business Acceleration Program and closures due to natural lease expirations, offset by new door openings. Most freestanding stores are operated by us under a single brand name, such as M·A·C, Jo Malone London and Aveda. We also operate over 250 multi-branded company stores in outlet malls.

We maintain dedicated sales teams that manage our retail accounts. We have wholly-owned operations in over 50 countries through which we market, sell and distribute our products. In certain countries, we sell our products through carefully selected distributors who we believe share our commitment to protecting the image and position of our brands. For information regarding our net sales and long-lived assets by geographic region, see *Item 8. Financial Statements and Supplementary Data – Note 22 – Segment Data and Related Information*.

Our "emerging markets" in Europe, the Middle East & Africa are India, the Middle East, Turkey, South Africa, Central Europe, Israel, Russia and Kazakhstan; in Asia/Pacific are Thailand, Malaysia, Vietnam, Indonesia, the Philippines and Singapore; and in The Americas are Brazil, Mexico, Chile, Colombia, Panama, Peru and Argentina.

**Customers**

Our strategy is to build strong relationships globally with select retailers, and our senior management works with executives of our major retail accounts on a regular basis in support of these relationships. We believe we are viewed as an important supplier to these customers. In addition, we connect with our consumers directly through freestanding stores, e-commerce sites and social media to build a robust omnichannel experience that allows a consumer to shop in these and other channels.

**Marketing**

Our strategy to market and promote our products begins with our well-diversified portfolio of distinctive brands across four product categories. Our portfolio can be deployed in multiple distribution channels, key travel corridors and geographies where our global reputation and awareness of our brands benefit us. Our geographic and distribution channel diversity allows us to engage local consumers across an array of developed and emerging markets by emphasizing products and services with local relevance, inclusiveness and appeal. This strategy is built around "Bringing the Best to Everyone We Touch." Our founder, Mrs. Estée Lauder, formulated this unique marketing philosophy to provide "High-Touch" service and high-quality products as the foundation for a solid and loyal consumer base. Our "High-Touch" approach is demonstrated through our integrated consumer engagement models that leverage our product specialists and technology to provide the consumer with a distinct and truly personalized experience that can include personal consultations with beauty advisors, in person or online, who demonstrate and educate the consumer on product usage and application. As our business has grown and channel mix has evolved, we have further expanded our marketing philosophy and "High-Touch" execution to build both online and offline personalized consumer experiences through digital and physical demonstration, targeted digital media and tailored trial-to-loyalty pathways. We plan to continue to leverage our core strengths, including the quality of our products, our "High-Touch" consumer engagement and a diversified portfolio of brands, channels and geographies.

Our marketing strategies vary by brand, local market and distribution channel. We have a diverse portfolio of brands, and we employ different engagement models suited to each brand's equity, distribution, product focus, understanding of the core consumer and local relevance. This enables us to elevate the consumer experience as we attract new consumers, create trial, build loyalty, drive consumer advocacy and address the transformation of consumer shopping behaviors. Hero products are at the core of our brand marketing strategies. They are the pillars of our brands and historically have provided strong results through high repeat sales and consumer loyalty. In addition to continuing to attract existing consumers, our hero products provide an opportunity for new consumers to be introduced to our desirable products, creating consumer traffic across all channels of distribution. We aim to further strengthen our hero products through continuous review of our product portfolio and strategic innovation. Our marketing planning approach leverages local insights to optimize allocation of resources across different media outlets and retail touch points to resonate with our most discerning consumers most effectively. This includes strategically deploying our brands and tailoring product assortments and communications to fit local tastes and preferences in cities and neighborhoods. Most of our creative marketing work is done by in-house teams, in collaboration with external resources, that design and produce the sales materials, social media strategies, advertisements and packaging for products in each brand. For a number of products, we create and deploy 360° integrated consumer engagement programs. We build brand equity and drive traffic to retail locations and to our own and authorized retailers' websites through digital and social media, magazines and newspapers, television, billboards in cities and airports, and direct mail and email. In addition, we seek editorial coverage for our brands and products in digital and social media and print, to drive influencer amplification.

We are increasing our brand awareness and sales through our strategic emphasis on technology, by continuing to elevate our digital presence encompassing e-commerce and m-commerce, as well as digital, social media and influencer marketing. We are investing in new analytical capabilities to promote a more personalized experience across our distribution channels. We continue to innovate to better meet consumer online shopping preferences (e.g., how-to videos, ratings and reviews and mobile phone and tablet applications), support e-commerce and m-commerce businesses via digital and social marketing activities designed to build brand equity and "High-Touch" consumer engagement, in order to continue to offer better experiences and services and set the standard for prestige beauty shopping online. We also support our authorized retailers to strengthen their e-commerce businesses and drive sales of our brands on their websites. We have opportunities to expand our brand portfolio online around the world, and we continue to invest in new omnichannel concepts in the United States, China and other markets to increase brand loyalty by better serving consumers as they shop across channels and travel corridors. We have dedicated resources to implement creative, coordinated, brand-enhancing strategies across all online activities to increase our direct access to consumers.

Promotional activities, in-store displays, and online navigation are designed to attract new consumers, build demand and loyalty and introduce existing consumers to other product offerings from the respective brands. Our marketing efforts also benefit from cooperative advertising programs with some retailers, some of which are supported by coordinated promotions, such as sampling programs, including purchase with purchase and gift with purchase. Sampling is a key promotional activity as the quality and perceived benefits of sample products are very effective inducements to purchases by new and existing consumers. Such activities attract consumers and keep existing consumers engaged. Our marketing and sales executives spend considerable time in the field meeting with consumers, retailers, beauty advisors and makeup artists at the points of sale to enable us to offer a seamless experience across channels of distribution.

As consumer behaviors, digital-first consumer journeys and e-commerce evolve, we adjust our direct-to-consumer business models and consumer engagement programs. These models and programs are designed to provide distinct one-to-one and one-to-many "High-Touch" omnichannel services and personalized experiences by leveraging technology and our talented beauty advisors, consultants, and makeup artists.

**Information Technology**

Information technology, including operational technology and our websites, is a key enabler of all aspects of our business, from research and development, product development, production and distribution, to marketing, sales and order processing, consumer experiences as well as finance and human resources. We continue to make strategic investments to align with our long-term strategy and to maintain and enhance our information technology and cybersecurity infrastructure. We are focused on optimizing adoption of such investments to maximize return on investment and realized value. The modernization and simplification of our technology ecosystem remains a key focus, as we increasingly leverage the benefits of the cloud.

We recognize that technology presents opportunities for competitive advantage, and we continue to invest in new capabilities and the use of emerging technologies across various aspects of our business. In fiscal 2023, we made investments in research and pilots of technologies that serve and attract new consumers. As the working environment for our team members evolve, including hybrid ways of working for our employees, we continue to invest in hardware, software, education and support structures that drive productive, collaborative facilities and meeting spaces, both virtually and in person.

**Research and Development**

We believe that we are an industry leader in the development of new products. Our research and development group, which includes scientists, engineers, analysts, and other employees involved in product and packaging innovation, works closely with our marketing and product development teams and third-party suppliers to generate ideas, develop new products and product-line extensions, create new packaging concepts, and improve, redesign or reformulate existing products. In addition, these research and development personnel provide ongoing technical assistance and know-how to quality assurance and manufacturing personnel on a worldwide basis, to ensure consistent global standards for our products and to deliver environmentally responsible products that meet or exceed consumer expectations. The research and development group has both long-standing and continually growing research-based working relationships with several U.S. and international dermatology and medical institutions, research universities and educational facilities, which supplement internal capabilities. Members of the research and development group are also responsible for product safety, registration and regulatory compliance matters. As our business continues to grow globally, and to satisfy the demand for locally relevant consumer products, we have increased our focus on innovation in Asia/Pacific, especially in China, as well as in Japan and Korea. In fiscal 2023, we completed construction of a newly leased site for our new Research and Development facility in China, to better meet the needs of the Chinese consumer through local relevancy with superior capabilities in product and package design and consumer and clinical testing.

Our research and development costs totaled $344 million, $307 million and $243 million in fiscal 2023, 2022 and 2021, respectively, and are expensed as incurred. As of June 30, 2023, we had approximately 1,290 employees engaged in research and development activities. We maintain research and development programs at certain of our principal facilities and facilities dedicated to performing research and development, see *Item 2. Properties*.

**Manufacturing, Warehousing and Raw Materials**

We manufacture our products primarily in our own facilities in the United States, Belgium, Switzerland, the United Kingdom and Canada and also leverage global third-party manufacturing networks. We continue to evaluate our manufacturing facilities and processes and identify sourcing opportunities to improve innovation, increase efficiencies, minimize our impact on the environment, ensure supply sufficiency and reduce costs. Our plants are modern, and our manufacturing processes are substantially automated. In fiscal 2023, we began limited production in our new owned manufacturing facility near Tokyo as we continued construction, which is expected to enable us to better meet demand, further drive our sustainability efforts, optimize costs and increase speed to market in the Asia/Pacific region, including our travel retail business within the region. We expect the remainder of the site to be completed and operational in early fiscal 2024, with production levels scaling over the next few years. While we believe that our manufacturing network of internal and external sites is sufficient to meet current and reasonably anticipated increased requirements, we continue to implement improvements in capacity, technology, and productivity and align our manufacturing with regional sales demand to be more agile. From time to time, demand changes may challenge our capacity for certain subcategories on a short-term basis, but we believe that these changes will not impact our ability to meet our long-term strategic objectives.

We have established a flexible global distribution network that is managed by us or third parties. The network is designed to meet the changing demands of our customers while maintaining service levels. We are continuously evaluating and adjusting this physical distribution network, particularly as we work to anticipate and respond to channel shifts. We have established regional and local distribution centers, including those maintained by third parties, strategically positioned throughout the world in order to facilitate efficient delivery of our products to our customers and consumers. In fiscal 2022, we opened a new, state-of-the-art distribution center in Switzerland to support the growth of our travel retail business and further drive our sustainability efforts. During fiscal 2023, we continued to support the growth of our business in China with the opening of an additional distribution center in Guangzhou.

As discussed above, we continue to focus on social impact and sustainability across our operations. Focus areas include employee health and safety and minimizing our impact on the environment. This is achieved, in part, through investment in equipment while enhancing the work environment through safe practices and capabilities. We also engage in initiatives to improve our equipment and buildings to support and deliver our sustainability goals and reduce our impact on the environment. Environmental efforts include waste reduction, zero industrial waste to landfill, investments in renewable energy sources and packaging that incorporates recyclable and recycled content.

The principal raw materials used in the manufacture of our products are essential oils, alcohols and specialty chemicals. We also purchase packaging components that are manufactured to our design specifications. Procurement of materials for all manufacturing facilities is generally made on a global basis through our Global Supplier Relations function. We also partner with an extensive and reliable network of third-party manufacturers that help us access innovation and capacity. We review our supplier base periodically with the specific objectives of improving quality, increasing innovation and speed-to-market, ensuring supply sufficiency and reducing costs. In addition, we focus on supply sourcing within the region of manufacture to allow for improved supply chain efficiencies, lead-time reduction and reduced emissions.

Some of our products rely on single-source or a limited number of suppliers; however, we believe we have a robust business continuity strategy, sophisticated capacity planning tools and strategic inventory buffer and multi-sourcing solutions. In the past, we have been able to obtain an adequate supply of essential raw materials and packaging components for virtually all materials used in the production of our products. From time to time, we may experience supply disruptions on a short-term basis, but we currently believe we have adequate resources of supply and that our portfolio of suppliers has the resources and facilities to overcome most unforeseen interruptions of supply.

We are continually benchmarking the performance of our supply chain, and we augment our supply base and adjust our distribution networks and manufacturing plants and networks based upon the changing needs of the business. As we integrate acquired brands, we continually seek new ways to leverage our production and sourcing capabilities to improve our overall supply chain performance.

**Competition**

There is significant competition within each market where our skin care, makeup, fragrance and hair care products are sold. Brand recognition, product quality and effectiveness, distribution channels, accessibility, and price point are some of the factors that impact consumers' choices among competing products and brands. There continues to be increased interest and awareness from our customers and consumers in responsibly-sourced ingredients and environmentally sustainable products, and we believe we are well-positioned to benefit from the resulting change in consumer preferences due to our social impact and sustainability efforts. Marketing, merchandising, in-store and online experiences and demonstrations, and new product innovations also have an impact on consumers' purchasing decisions. With our portfolio of diverse brands sold in a variety of channels, we are one of the world's leading manufacturers, marketers and sellers of skin care, makeup, fragrance and hair care products, and are a steward of luxury and prestige brands globally.

We compete against a number of global and local companies. Some of our competitors are large, well-known, multinational manufacturers and marketers of skin care, makeup, fragrance and hair care products, most of which market and sell their products under multiple brand names. Our competitors include L'Oreal S.A.; Unilever; Procter & Gamble; Shiseido Company, Ltd.; LVMH Moët Hennessey Louis Vuitton; Beiersdorf; Chanel S.A.; Natura & Co.; Coty Inc.; and Bath & Body Works, Inc. We also face competition from a number of independent brands, some of which are backed by private-equity investors, as well as some retailers that have their own beauty brands. Certain of our competitors also have ownership interests in retailers that are customers of ours.

**Trademarks, Patents and Copyrights**

We own the trademark rights used in connection with the manufacturing, marketing, distribution and sale of our products both in the United States and in the other principal countries where such products are sold, including Estée Lauder, Aramis, Clinique, Lab Series, Origins, M·A·C, Bobbi Brown, La Mer, Aveda, Jo Malone London, Bumble and bumble, Darphin, TOM FORD, Smashbox, Le Labo, Editions de Parfums Frédéric Malle, GLAMGLOW, Kilian Paris, Too Faced, Dr.Jart+, and The Ordinary. We are the exclusive worldwide licensee for fragrances, cosmetics and/or related products for AERIN, BALMAIN, and Dr. Andrew Weil. For further discussion on license arrangements, including their duration, see *Item 8. Financial Statements and Supplementary Data – Note 2 – Summary of Significant Accounting Policies – License Arrangements*. We protect our trademarks in the United States and significant markets worldwide. We consider the protection of our trademarks to be important to our business.

A number of our products incorporate patented, patent-pending or proprietary technology. In addition, several products and packaging for such products are covered by design patents or copyrights. While we consider these patents and copyrights, and the protection thereof, to be important, no single patent or copyright, or group of patents or copyrights, is considered material to the conduct of our business.

**Human Capital**

We strive to operate responsibly and to build a sustainable business based on uncompromising ethics, integrity, fairness, diversity and trust, consistent with our Company values. We view human capital management and the strength of our employees as integral to the long-term success and resilience of our business. Our human capital management includes the following strategic areas, each of which is discussed further below:

- *Inclusion, Diversity and Equity* - Fostering an inclusive, diverse and equitable culture that provides our employees with personal and professional development opportunities, which helps to attract and retain the best talent and drive long-term growth.
- *Talent Recruitment, Retention, Learning and Development* - Affording our employees learning opportunities to drive career development and enhance innovation, which helps to create strong and sustainable leadership across the organization and support ongoing development of new products and services.
- *Health and Safety* - Striving to provide a healthy and safe workplace for our employees, which we believe also enhances productivity.
- *Employee Rewards* - Offering competitive compensation and benefit packages to support our employees' physical, mental and financial well-being, which helps us attract, incentivize and retain world-class talent.
- *Volunteerism and Community Engagement* - Supporting volunteer efforts by our employees because our long-term success is closely tied to the vitality of the communities where we have a presence.

Our Board of Directors and its committees provide oversight to management on a range of human capital matters, including inclusion and diversity, health and safety, pay equity and compensation and benefits. We had approximately 62,000 and 63,000 employees worldwide, including demonstrators at points of sale who are employed by us, as of June 30, 2023 and 2022, respectively. At June 30, 2023, approximately 71% of our global employees were full-time, approximately 16% were temporary and approximately 13% were part-time employees, with approximately 28% of our global employees located in the United States and approximately 72% located outside of the United States. We recognize the importance of female representation, and, as of June 30, 2023, approximately 80% of our employees were female and approximately 59% of our employees at the level of Vice President and above were female. We have no employees in the United States that are covered by a collective bargaining agreement. A limited number of employees outside of the United States are covered by works council agreements or other syndicate arrangements.

*Inclusion, Diversity and Equity*

We are committed to supporting an inclusive and diverse workplace that better enables us to create innovative products and services as we continually strive to meet the evolving needs of our diverse global consumers. Our objective in creating an environment of inclusion, diversity and equity is to enhance our ability to attract and retain the best talent globally and promote a sense of belonging. We continuously encourage a culture of fairness, equal access to opportunities, including positions of leadership, and transparency in employment matters. We have enhanced our strategy in many areas including hiring, employee engagement, development and talent management to further support inclusion, diversity and equity across the organization.

We are proud of our history of driving awareness and acceptance around the world and for standing up for the rights of individuals in the workplace and beyond. We remained resolute in our commitment to prioritize racial equity, diligently advancing our previously announced series of commitments across the business, with a focus on U.S. operations. Areas where we have made commitments include programs related to listening and learning, talent and opportunity, representation, suppliers and investing in change.

We are also committed to gender equity and equitable pay practices. We have a number of programs to help accelerate the development and promotion of women, such as our Women's Leadership Network, and remain committed to the achievement of gender pay equity across the organization.

We continue to prioritize cross-generational inclusion and diversity to help cultivate talent within our workforce. We are committed to various programs to continue our investment at all levels of seniority and tenure, including our Global Reverse Mentor Program that pairs seasoned leaders with more junior talent and was designed to give insights to the leadership team on current millennial and Gen Z habits, preferences and trends.

***Talent Recruitment, Retention, Learning and Development***

Hiring, retaining and developing the best talent globally is key to our success in sustaining long-term growth. Our talent strategy is focused on employee engagement and investments in career development, as well as measuring, recognizing and rewarding business and leadership performance. Our investments include providing programs to ensure our employees are equipped with the right skillsets and knowledge, as well as opportunities to transfer to other functions or regions through short-term and long-term assignments. We believe these programs and opportunities create a pipeline of talent and leadership, necessary to drive and deliver on our long-term strategy.

To enhance our culture and measure our human capital objectives, we regularly engage with our employees. We provide several mechanisms for our employees to provide their feedback, including direct discussions with managers, employee surveys and interactive townhall meetings. Key topics covered during employee engagement include inclusion, diversity and equity, learning and development, work-life structure, leadership effectiveness, and employee benefits. Based on our review of employee survey results, action plans are implemented to enhance employee satisfaction and to ensure alignment with our overall human capital strategy. In fiscal 2022, we responded to employee need for more access to career opportunities by launching our first Talent Marketplace, ELC Grow, which enables employees to explore personalized roles, projects, and networking opportunities that can empower employees to grow their skills and career. We are expanding access to this marketplace to all employees globally in fiscal 2024.

An important element of our talent strategy is succession planning and building leadership at various levels across the organization. We regularly discuss potential successors to key roles, review relevant backgrounds and capabilities and develop succession plans accordingly.

To enhance innovation, productivity and our speed to market, we aim to foster an environment of curiosity and to create a workplace that encourages continuous learning and development. We offer training and development programs that are focused on strengthening leadership and professional skills at various stages of an employee's career. Our programs are offered through in-person, online or virtual learning experiences.

As our ways of working continue to evolve, we have adjusted and reprioritized our training and development programs and delivery methods to meet the needs of our employees who are working from home. These changes included delivering learning experiences around subject matters such as managing remotely, mental health awareness and building resilience during uncertain times, as well as pivoting traditional in-person sessions to virtual instructor-led learning. In addition, we continue to curate digital content to support "business as usual" focus areas, such as performance development, as well as socially relevant information around racial justice and inclusion and diversity.

***Health and Safety***

We are committed to providing a healthy and safe workplace for our employees. We establish and update safety policies and procedures, train employees on our safety guidelines and local requirements, and create a culture focused on safety through ongoing communication, awareness and engagement. As we plan for the future,  our focus is on flexibility, work-life harmonization, and ensuring that our employees have what they need to succeed personally and professionally.

***Employee Rewards***

We offer compelling and competitive compensation packages with the objectives to attract, motivate and retain world-class talent, and we are committed to fair and equitable pay across the organization. Employee compensation is based on specific circumstances, including role and experience, geographic location and performance. In addition to base pay, we offer annual incentive awards and equity awards for employees at certain job grades.

To support the health and well-being of our employees, we offer competitive benefit packages that may include pension and post-retirement benefit plans, health and wellness benefits, flexible working arrangements, parental (maternal and paternal) leave, adoption assistance and education-related benefits, which may vary by country.

*Volunteerism and Community Engagement*

We are dedicated to being active and respectful citizens, and we engage in philanthropic and employee volunteering efforts to enhance the communities we touch. We are inspired by the generosity of our employees and encourage them to become involved in their communities by offering programs to support the causes that matter to them. To empower employees, ELC Good Works, our global charitable and volunteerism program, allows eligible employees to create and participate in volunteer activities, with their cash donations matched by the Company and volunteer hours rewarded through additional cash donations by the Company.

**Government Regulation**

We and our products are subject to regulation by the Food and Drug Administration and the Federal Trade Commission in the United States, as well as by various other federal, state, local and international regulatory authorities and the regulatory authorities in the countries in which our products are produced or sold. Such laws and regulations relate to a wide range of matters including ingredients, manufacturing, labeling, packaging, marketing, advertising, transport and the sale, disposal and safety of our products, as well as environmental matters. Compliance with these laws and regulations has not had and is not expected to have a material adverse effect on the Company's capital expenditures, including capital expenditures for environmental control facilities, earnings or competitive position.

**Seasonality**

Our results of operations in total, by geographic region and by product category, are subject to seasonal fluctuations, with net sales in the first half of the fiscal year typically being slightly higher than in the second half of the fiscal year. The higher net sales in the first half of the fiscal year are attributable to the increased levels of purchasing by consumers for special events and by retailers for holiday selling seasons. Fluctuations in net sales and operating income in total and by geographic region and product category in any fiscal quarter may be attributable to the level and scope of new product introductions or the particular retail calendars followed by our customers that are retailers, which may impact their order placement and receipt of goods. Additionally, gross margins and operating expenses are impacted on a quarter-by-quarter basis by holiday and key shopping moments, as well as variations in our launch calendar and the timing of promotions, including purchase with purchase and gift with purchase promotions.

**Availability of Reports**

We make available financial information, news releases and other information on our website: www.elcompanies.com. Our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other reports, as well as any amendments to these reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, are available free of charge via the EDGAR database at www.sec.gov or our website, as soon as reasonably practicable after we file such reports and amendments with, or furnish them to, the Securities and Exchange Commission.

**Corporate Governance Guidelines and Code of Conduct**

The Board of Directors has developed corporate governance practices to help it fulfill its responsibilities to stockholders in providing general direction and oversight of management. These practices are set forth in our Corporate Governance Guidelines. We also have a Code of Conduct ("Code") applicable to all employees, officers and directors of the Company, including the Chief Executive Officer, the Chief Financial Officer and other senior financial officers. These documents and any waiver of a provision of the Code granted to any senior officer or director or any material amendment to the Code may be found in the "Investors" section of our website: www.elcompanies.com under the heading "Corporate Governance." The charters for the Audit Committee, Compensation Committee and Nominating and ESG Committee may be found in the same location on our website.

**Information about our Executive Officers\***

| Name | Age | Position(s) Held |
|---|---|---|
| Roberto Canevari | 57 | Executive Vice President – Global Supply Chain |
| Stéphane de La Faverie | 49 | Executive Group President |
| Fabrizio Freda | 65 | President, Chief Executive Officer and a Director |
| Carl Haney | 60 | Executive Vice President, Global Research Product and Innovation Officer |
| Jane Hertzmark Hudis | 63 | Executive Group President |
| Peter Jueptner | 60 | President, International |
| Jane Lauder | 50 | Executive Vice President, Enterprise Marketing and Chief Data Officer and a Director |
| Leonard A. Lauder | 90 | Chairman Emeritus and a Director |
| Ronald S. Lauder | 79 | Chairman of Clinique Laboratories, LLC and a Director |
| William P. Lauder | 63 | Executive Chairman and a Director |
| Michael O'Hare | 55 | Executive Vice President – Global Human Resources |
| Deirdre Stanley | 58 | Executive Vice President and General Counsel |
| Tracey T. Travis | 61 | Executive Vice President and Chief Financial Officer |
| Meridith Webster | 47 | Executive Vice President – Global Communications and Public Affairs |

\*as of August 11, 2023

All of the executive officers named above have been employees of the Company for more than five years, with the exception of Roberto Canevari, Deirdre Stanley and Meridith Webster. Mr. Canevari joined the Company in 2021; previously, from July 2019 to April 2021, he served as Executive Vice President, Supply Chain, Europe, at Unilever PLC, a consumer goods company, and from September 2012 to June 2019, he was Chief Supply Chain Officer at Burberry Group PLC, a global luxury brand. Ms. Stanley joined the Company in 2019; previously, she served as General Counsel for Thomson Reuters Corporation, a provider of business information services, and its predecessor company, for 17 years. Ms. Webster joined the Company in 2021; previously from January 2021 to May 2021, she served as Chief of Staff, Domestic Policy Council, The White House; from 2018 to 2021, she was Chief Communications Officer, Vox Media, Inc., an independent media company; from 2017 to 2018, Ms. Webster was Managing Director for Public Affairs at Emerson Collective, an organization focused on a wide range of initiatives including education, immigration, climate, and cancer research and treatment, and from 2011 to 2017, she served at Bloomberg L.P., a provider of business and financial information and news, in a variety of roles, including the Global Head of Public Affairs.

**Information about our Board of Directors***

| Name | Principal Occupation or Employment |
|---|---|
| Charlene Barshefsky | Chair, Parkside Global Advisors, an international consulting company, and former Senior International Partner, WilmerHale, a law firm |
| Wei Sun Christianson | Senior Advisor at Morgan Stanley, a global financial services firm, and former Managing Director and Co-Chief Executive Officer of Asia Pacific and Chief Executive Officer of China at Morgan Stanley |
| Lynn Forester de Rothschild | CEO of E.L. Rothschild LLC, a private investment company |
| Angela Wei Dong | Global Vice President and General Manager of Greater China, NIKE, Inc., a company that designs and develops, and markets and sells worldwide, athletic footwear, equipment, accessories and services |
| Fabrizio Freda | President and Chief Executive Officer, The Estée Lauder Companies Inc. |
| Paul J. Fribourg | Chairman and Chief Executive Officer, Continental Grain Company, an international agribusiness and investment company |
| Jennifer Hyman | Co-Founder and Chief Executive Officer, Rent the Runway, Inc., a company that enables women to subscribe, rent items, and shop retail from an unlimited closet of designer brands |
| Jane Lauder | Executive Vice President, Enterprise Marketing and Chief Data Officer, The Estée Lauder Companies Inc. |
| Leonard A. Lauder | Chairman Emeritus, The Estée Lauder Companies Inc. |
| Ronald S. Lauder | Chairman, Clinique Laboratories, LLC |
| William P. Lauder | Executive Chairman, The Estée Lauder Companies Inc. |
| Arturo Nuñez | Manager of private investments on his own behalf and former Chief Marketing Officer, Nu Holdings Ltd., a digital banking platform |
| Richard D. Parsons | Chairman of the Equity Alliance, a firm that invests in diverse, emerging venture capital fund managers, and co-founder and partner of Imagination Capital LLC, a venture capital firm |
| Barry S. Sternlicht | Chairman and Chief Executive Officer, Starwood Capital Group, a privately-held global investment firm |
| Jennifer Tejada | Chief Executive Officer and Chair, PagerDuty, Inc., a digital operations management platform |
| Richard F. Zannino | Managing Director, CCMP Capital Advisors, LLC, a private equity firm |

*as of August 11, 2023

**Item 1A.** *Risk Factors.*

There are risks associated with an investment in our securities. Please consider the following risks and all of the other information in this annual report on Form 10-K and in our subsequent filings with the Securities and Exchange Commission ("SEC"). Our business may also be adversely affected by risks and uncertainties not presently known to us or that we currently believe to be immaterial. If any of the events contemplated by the following discussion of risks should occur or other risks arise or develop, our business, which includes our prospects, financial condition and results of operations, the trading prices of our securities and our reputation, may be adversely affected.

**Risks related to our Business and our Industry**

***The beauty business is highly competitive, and if we are unable to compete effectively our results will suffer.***

We face vigorous competition from companies throughout the world, including multinational consumer product companies. Some competitors have greater resources than we do, others are newer companies (some backed by private-equity investors), and some are competing in distribution channels where we are less represented. In some cases, we may not be able to respond to changing business and economic conditions as quickly as our competitors. Competition in the beauty business is based on a variety of factors including pricing of products, innovation, perceived value, service to the consumer, promotional activities, advertising, special events, new product introductions, e-commerce and m-commerce initiatives and other activities. It is difficult for us to predict the timing and scale of our competitors' actions in these areas.

Our ability to compete also depends on the continued strength of our brands, our ability to attract and retain key talent and other personnel, the efficiency of our manufacturing facilities and distribution network, and our ability to maintain and protect our intellectual property and those other rights used in our business. Our Company has a well-recognized and strong reputation that could be negatively impacted by social media and many other factors. If our reputation is adversely affected, our ability to attract and retain customers, consumers and employees could be impacted. In addition, certain of our key retailers around the world market and sell competing brands or are owned or otherwise affiliated with companies that market and sell competing brands. Our inability to continue to compete effectively in key countries around the world (e.g., China) could have a material adverse effect on our business.

***Our inability to anticipate and respond to market trends and changes in consumer preferences could adversely affect our financial results.***

Our continued success depends on our ability to anticipate, gauge and react in a timely and cost-effective manner to changes in consumer preferences for skin care, makeup, fragrance and hair care products, attitudes toward our industry and brands, as well as to where and how consumers shop. We must continually work to develop, manufacture and market new products, maintain and adapt our "High-Touch" services to existing and emerging distribution channels, maintain and enhance the recognition of our brands, achieve a favorable mix of products, successfully manage our inventories, and modernize and refine our approach as to how and where we market and sell our products. We recognize that consumer preferences cannot be predicted with certainty and can change rapidly, driven by the use of digital and social media by consumers and the speed by which information and opinions are shared. If we are unable to anticipate and respond to challenges that we may face in the marketplace, trends in the market for our products and changing consumer demands and sentiment, our financial results will suffer. In addition, from time to time, sales growth or profitability may be concentrated in a relatively small number of our brands, channels or countries (e.g., China). If such a situation persists or one or more brands, channels or countries fails to perform as expected, there could be a material adverse effect on our business.

In certain key markets, such as the United States, we have seen a longer-term decline in retail traffic in our department store customers. Consolidation or liquidation in the retail trade, from these or other factors, may result in us becoming increasingly dependent on key retailers and could result in an increased risk related to the concentration of our customers. A severe, adverse impact on the business operations of our customers could have a corresponding material adverse effect on us. If one or more of our largest customers change their strategies (including pricing or promotional activities), enter bankruptcy (or similar proceedings) or if our relationship with any large customer is changed or terminated for any reason, there could be a material adverse effect on our business.

***Our future success depends, in part, on our ability to achieve our long-term strategy.***

Achieving our long-term strategy will require investment in new capabilities, brands, categories, distribution channels, supply chain facilities, technologies and emerging and more mature geographic markets (e.g., China). These investments may result in short-term costs without any current sales and, therefore, may be dilutive to our earnings. In addition, we may dispose of or discontinue select brands or streamline operations and incur costs or restructuring and other charges in doing so. Although we believe that our strategy will lead to long-term growth in sales and profitability, we may not realize the anticipated benefits. The failure to realize benefits, which may be due to our inability to execute plans, global or local economic conditions, competition, changes in the beauty industry and the other risks described herein, could have a material adverse effect on our business.

***Acquisitions and divestitures may expose us to additional risks.***

We continuously review acquisition and strategic investment opportunities that would expand our current product offerings, our distribution channels, increase the size and geographic scope of our operations or otherwise offer growth and operating efficiency opportunities. In addition, we periodically review our brand portfolio, and our strategy includes potential divestitures of certain brands as we rationalize product offerings. There can be no assurance that we will be able to identify these strategic actions and consummate such transactions on favorable terms.

Acquisitions including strategic investments or alliances entail numerous risks, which may include: (i) difficulties in integrating acquired operations or products, including the loss of key employees from, or customers, consumers or suppliers of, acquired businesses; (ii) diversion of management's attention from our existing businesses; (iii) adverse effects on existing business relationships with suppliers, customers and consumers of ours or the companies in which we invest; (iv) adverse impacts of margin and product cost structures different from those of our current mix of business; (v) reputational risks associated with the activities of the businesses that we acquire or in which we invest; and (vi) risks of entering distribution channels, categories or markets in which we have limited or no prior experience.

If required, the financing for these transactions could result in an increase in our indebtedness, dilute the interests of our stockholders or both. The purchase price for some acquisitions may include additional amounts to be paid in cash in the future, a portion of which may be contingent on the achievement of certain future operating results of the acquired business. If the performance of any such acquired business exceeds such operating results, then we may incur additional charges and be required to pay additional amounts.

Completed acquisitions typically result in additional goodwill and/or an increase in other intangible assets on our balance sheet. We are required at least annually, or as facts and circumstances exist, to test goodwill and other intangible assets with indefinite lives to determine if impairment has occurred. We cannot accurately predict the amount and timing of any impairment of assets. Should the value of goodwill or other intangible assets become impaired, there could be a material adverse effect on our business.

Our failure to achieve the long-term plan for acquired businesses, as well as any other adverse consequences associated with our acquisition, divestiture and investment activities, could have a material adverse effect on our business.

***Our business could be negatively impacted by social impact and sustainability matters.***

There is an increased focus from certain investors, customers, consumers, regulators, employees, and other stakeholders concerning social impact and sustainability and other ESG matters. From time to time, we announce certain initiatives, including goals and commitments, regarding our focus areas, which include environmental and climate matters; packaging; sourcing; product formulation; social investments; and inclusion, diversity and equity. We could fail, or be perceived to fail, in our achievement of such initiatives, or in accurately reporting our progress on such initiatives. Such failures could be due to changes in our business (e.g., shifts in business among distribution channels or acquisitions). Moreover, the standards by which ESG efforts and related matters are measured are developing and evolving, and certain areas are subject to assumptions that could change over time. In addition, we could be criticized for the scope of our initiatives or goals or perceived as not acting responsibly in connection with these matters. Any such matters, or related ESG matters, could have a material adverse effect on our business.

***A general economic downturn, or disruption in business conditions may affect our business including consumer purchases of discretionary items and/or the financial strength of our customers that are retailers, which could adversely affect our financial results.***

The general level of consumer spending is affected by a number of factors, including general economic conditions, inflation, interest rates, energy costs, and consumer confidence generally, all of which are beyond our control. Consumer purchases of discretionary items tend to decline during recessionary periods, when disposable income is lower, and may impact sales of our products. A decline in consumer purchases of discretionary items also tends to impact our customers that are retailers. We generally extend credit to a retailer based on an evaluation of its financial condition, usually without requiring collateral. However, the financial difficulties of a retailer could cause us to curtail or eliminate business with that customer. We may also assume more credit risk relating to the receivables from that retailer. In the event of a retailer liquidation, we may incur additional costs if we choose to purchase the retailer's inventory of our products to protect brand equity. Our inability to collect receivables from our largest customers or from a group of customers could have a material adverse effect on our business.

In addition, disruptions in local or global business conditions, for example, from events such as a pandemic or other health issues, geo-political or local conflicts, civil unrest, terrorist attacks, adverse weather conditions, climate changes or seismic events, can have a short-term and, sometimes, long-term impact on consumer spending.

Events that impact consumers' willingness or ability to travel or purchase our products while traveling may impact our business, including travel retail, a significant contributor to our overall results, and our strategy to market and sell products to international travelers at their destinations.

A downturn in the economies of, or continuing recessions in, the countries where we sell our products or a disruption of business conditions in those countries could adversely affect consumer confidence, the financial strength of our retailers and our sales and profitability. We are also cautious of foreign currency movements, including their impact on tourism. Additionally, we continue to monitor the effects of the global macroeconomic environment; social, political and human rights issues; regulatory matters, including the imposition of tariffs or sanctions; geopolitical tensions; and global security issues.

Volatility in the financial markets and a related economic downturn in key markets or markets generally throughout the world could have a material adverse effect on our business. While we typically generate significant cash flows from our ongoing operations and have access to global credit markets through our various financing activities, credit markets may experience significant disruptions. Deterioration in global financial markets or an adverse change in our credit ratings could make future financing difficult or more expensive. If any financial institutions that are parties to our revolving credit facility or other financing arrangements, such as foreign exchange or interest rate hedging instruments, were to declare bankruptcy or become insolvent, they may be unable to perform under their agreements with us. This could leave us with reduced borrowing capacity or unhedged against certain foreign currency or interest rate exposures which could have a material adverse effect on our business.

***Our success depends, in part, on the quality, efficacy and safety of our products.***

Our success depends, in part, on the quality, efficacy and safety of our products. If our products are found to be defective or unsafe, our product claims are found to be deceptive, or our products otherwise fail to meet our consumers' expectations, our relationships with customers or consumers could suffer, the appeal of our brands could be diminished, and we could lose sales and become subject to liability or claims, any of which could result in a material adverse effect on our business. In addition, counterfeit versions of some of our products may be sold by third parties, which may pose safety risks, may fail to meet consumers' expectations, and may have a negative impact on our business.

***Our success depends, in part, on our key personnel.***

Our success depends, in part, on our ability to retain our key personnel, including our executive officers and senior management team. The unexpected loss of, or misconduct by, one or more of our key employees could adversely affect our business. Our success also depends, in part, on our continuing ability to identify, hire, train and retain personnel across all levels of our business. Competition for employees can be intense. We may not be able to attract, assimilate or retain necessary personnel in the future, and our failure to do so could have a material adverse effect on our business. This risk may be exacerbated by the stresses associated with the implementation of our strategic plan and other initiatives, as well as by market conditions.

***We are subject to risks related to the global scope of our operations.***

We operate on a global basis, with a substantial majority of our fiscal 2023 net sales and operating income generated outside the United States. We maintain offices in over 50 countries and have key operational facilities located inside and outside the United States that manufacture, warehouse or distribute goods for sale throughout the world. Our global operations are subject to many risks and uncertainties, including: (i) fluctuations in foreign currency exchange rates and the relative costs of operating in different places, which can affect our results of operations, the value of our foreign assets, the relative prices at which we and competitors sell products in the same markets, the cost of certain inventory and non-inventory items required in our operations, and the relative prices at which we sell our products in different markets; (ii) foreign or U.S. laws, regulations and policies, including restrictions on trade, immigration and travel, operations, and investments; currency exchange controls; restrictions on imports and exports, including license requirements; tariffs; sanctions; and taxes; (iii) lack of well-established or reliable legal and administrative systems in certain countries in which we operate; (iv) adverse weather conditions and natural disasters; (v) concentration of sales growth or profitability in one or more countries (e.g., China); and (vi) social, economic and geopolitical conditions, such as a pandemic, terrorist attack, war or other military action. These risks could have a material adverse effect on our business.

***A disruption in our operations, including supply chain, could adversely affect our business.***

As a company engaged in manufacturing and distribution on a global scale, we are subject to the risks inherent in such activities. Such risks include industrial accidents, environmental events, strikes and other labor disputes, capacity constraints, disruptions in ingredient, material or packaging supply, as well as global shortages, disruptions in supply chain or information technology, loss or impairment of key manufacturing or distribution sites or suppliers, product quality control, safety, increase in commodity prices and energy costs, licensing requirements and other regulatory issues, as well as natural disasters, outages due to fire, floods, power loss, telecommunications failures, break-ins and other events or external factors over which we have no control. If such an event were to occur, it could have a material adverse effect on our business.

We use a wide variety of direct and indirect suppliers of goods and services from around the world. Some of our products rely on a single or a limited number of suppliers. Changes in the financial or business condition of our suppliers could subject us to losses or adversely affect our ability to bring products to market. Further, the failure of our suppliers to deliver goods and services in sufficient quantities, in compliance with applicable standards, and in a timely manner could adversely affect our customer service levels and overall business. In addition, any increases in the costs of goods and services for our business may adversely affect our profit margins if we are unable to pass along any higher costs in the form of price increases or otherwise achieve cost efficiencies in our operations.

***As we outsource functions, we become more dependent on the entities performing those functions.***

As part of our long-term strategy, we are continually looking for opportunities to provide essential business services in a more cost-effective manner. In some cases, this requires the outsourcing of functions or parts of functions that can be performed more effectively by external service providers. These include certain information technology, supply chain, finance and human resource functions. The failure of one or more such providers to deliver the expected services, provide them on a timely basis or to provide them at the prices we expect may have a material adverse effect on our business. In addition, when we transition external service providers, we may experience challenges that could have a material adverse effect on our business.

**Risks related to Legal and Regulatory Matters**

***Changes in laws, regulations and policies that affect our business could adversely affect our financial results.***

Our business is subject to numerous laws, regulations and policies around the world. Changes in these laws, regulations and policies, including the interpretation or enforcement thereof, that affect our business could adversely affect our financial results. These changes include accounting standards, as well as laws and regulations relating to tax matters, trade (including sanctions), data privacy (e.g., General Data Protection Regulation (GDPR)), cybersecurity, anti-corruption, advertising, marketing, manufacturing, distribution, customs matters, product registration, ingredients, chemicals, packaging, selective distribution, and environmental or climate change matters.

***Disputes and other legal or regulatory proceedings could adversely affect our financial results.***

We are, and may in the future become, party to litigation, other disputes or regulatory proceedings across a wide range of matters, including ones relating to product liability matters (including asbestos-related claims), advertising, regulatory, employment, intellectual property, real estate, environmental, trade relations, tax and privacy. In general, claims made by us or against us in litigation, disputes or other proceedings can be expensive and time consuming and could result in settlements, injunctions or damages that could significantly affect our business. It is not possible to predict the final resolution of the litigation, disputes or proceedings to which we currently are or may in the future become party to, and the impact of certain of these matters could have a material adverse effect on our business.

***Government reviews, inquiries, investigations and actions could harm our business.***

As we operate in various locations around the world, our operations are subject to governmental scrutiny and may be adversely impacted by the results of such scrutiny. The regulatory environment with regard to our business is evolving, and officials often exercise broad discretion in deciding how to interpret and apply applicable regulations. From time to time, we may receive formal and informal inquiries from various government regulatory authorities, as well as self-regulatory organizations, about our business and compliance with local laws, regulations or standards. Any determination that our operations or activities, or the activities of our employees, are not in compliance with existing laws, regulations or standards could negatively impact us in a number of ways, including the imposition of substantial fines, interruptions of business, loss of supplier, vendor or other third-party relationships, termination of necessary licenses and permits, or similar results, all of which could potentially harm our business. Regardless of the outcomes, these reviews, inquiries, investigations and actions could create negative publicity which could harm our business.

**Risks related to Technology and Cybersecurity Matters**

***The compromise or interruption of, or damage to, our information technology (including our operational technology and websites) by cybersecurity incidents, data security breaches, other security problems, design defects or system failures could have a material negative impact on our business.***

We rely on information technology that supports our business processes, including research and development, product development, production, distribution, marketing, sales, order processing, consumer experiences, human resource management, finance and internal and external communications throughout the world. We have e-commerce, m-commerce and other Internet websites in the United States and many other countries.

We experience cybersecurity incidents of varying degrees on our information technology and, as a result, unauthorized parties have obtained in the past, and may obtain in the future, access to our systems and data (including unauthorized acquisition of such data). As we disclosed on July 18, 2023, and as noted in Part II, Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, an unauthorized third party gained access to some of our systems and data (including unauthorized acquisition of such data), which caused disruption to parts of our business operations and resulted in various expenses for investigation, remediation and other related matters.

Cybersecurity incidents at our Company have in the past resulted from, and may in the future result from, social engineering or impersonation of authorized users, and may also result from efforts to discover and exploit design flaws, bugs, security vulnerabilities or security weaknesses, intentional or unintentional acts by employees or other insiders with access privileges, intentional acts of vandalism or fraud by third parties and sabotage. In some instances, efforts to correct vulnerabilities or prevent incidents have in the past and may in the future reduce the functionality or performance of our information technology, which could negatively impact our business. Cybersecurity incidents can be caused by ransomware, distributed denial-of-service attacks, worms, and other malicious software programs or other attacks, including the covert introduction of malware to our information technology, and the use of techniques or processes that change frequently, may be disguised or difficult to detect, or are designed to remain dormant until a triggering event, and may continue undetected for an extended period of time. In addition, some of our suppliers, vendors, service providers, cloud solution providers and customers have in the past experienced, and may in the future experience, such incidents, which could in turn disrupt our business. Insurance policies that may provide coverage with regard to such events may not cover any or all of the resulting financial losses.

As part of our normal business activities, we collect and store certain information that is confidential, proprietary or otherwise sensitive, including personal information of consumers, customers, suppliers, service providers and employees. We share some of this information with certain third parties who assist us with business matters. Moreover, the success of our operations depends upon the secure transmission of confidential, proprietary or otherwise sensitive data, including personal information, over networks. Any unauthorized access or data acquisition, despite security measures in place to protect such data, or other failure on the part of us or third parties to maintain the security of such data could result in business disruption, damage to our reputation, financial obligations to third parties, legal obligations, fines, penalties, regulatory proceedings and private litigation with potentially large costs, and also could result in deterioration in confidence in our Company and other competitive disadvantages, and thus could have a material adverse effect on our business.

In addition, a cybersecurity incident could require that we expend significant additional resources on remediation, restoration and enhancement of our information technology.

**Risks related to our Securities and our Ownership Structure**

***The trading prices of our securities periodically may rise or fall based on the accuracy of predictions of our financial performance.***

Our business planning process is designed to maximize our long-term strength, growth and profitability, not to achieve an earnings target in any particular fiscal quarter. We believe that this longer-term focus is in the best interests of the Company and our stockholders. At the same time, however, we recognize that it may be helpful to provide investors with guidance as to our expectations regarding certain aspects of our business. This could include forecasts of net sales, earnings per share and other financial metrics or projections. We assume no responsibility to provide or update guidance, and any longer-term guidance we may provide is based on goals that we believe, at the time guidance is given, are reasonably attainable for growth and performance over a number of years. We historically have paid dividends on our common stock and repurchased shares of our Class A Common Stock; however, at times we have suspended the declaration of dividends and/or the repurchase of our Class A Common Stock. Going forward, at any time, we could stop, suspend or change the amounts of dividends or stop or suspend our stock repurchase program, and any such action could cause the market price of our stock to decline.

In all of our public statements when we make, or update, a forward-looking statement about our business, whether it be about net sales or earnings expectations or expectations regarding restructuring or other initiatives, or otherwise, we accompany such statements directly, or by reference to a public document, with a list of factors that could cause our actual results to differ materially from those we expect. Such a list is included, among other places, in our earnings press release and in our periodic filings with the SEC (e.g., in our reports on Form 10-K and Form 10-Q). These and other factors may make it difficult for us and for outside observers, such as research analysts, to predict what our earnings or other financial metrics, or business outcomes, will be in any given fiscal quarter or year.

Outside analysts and investors have the right to make their own predictions of our business for any future period. Outside analysts, however, have access to no more material information about our results or plans than any other public investor, and we do not endorse their predictions as to our future performance. Nor do we assume any responsibility to correct the predictions of outside analysts or others when they differ from our own internal expectations. If our actual results differ from those that outside analysts or others have been predicting, the market price of our securities could be affected. Investors who rely on the predictions of outside analysts or others when making investment decisions with respect to our securities do so at their own risk. We take no responsibility for any losses suffered as a result of such changes in the prices of our securities.

***We are controlled by the Lauder family. As a result, the Lauder family has the ability to prevent or cause a change in control or approve, prevent or influence certain actions by us.***

As of August 11, 2023, members of the Lauder family beneficially own, directly or indirectly, shares of the Company's Class A Common Stock (with one vote per share) and Class B Common Stock (with 10 votes per share) having approximately 84% of the outstanding voting power of the Common Stock. In addition, there are four members of the Lauder family who are Company employees and members of our Board of Directors.

As a result of their stock ownership and positions at the Company, as well as our dual-class structure, the Lauder family has the ability to exercise significant control and influence over our business, including all matters requiring stockholder approval (e.g., the election of directors, amendments to the certificate of incorporation, and significant corporate transactions, such as a merger or other sale of our Company or its assets) for the foreseeable future. In addition, if significant stock indices decide to prohibit the inclusion of companies with dual-class stock structures, the price of our Class A Common Stock could be negatively impacted and could become more volatile.

*We are a "controlled company" within the meaning of the New York Stock Exchange rules and, as a result, are relying on exemptions from certain corporate governance requirements that are designed to provide protection to stockholders of companies that are not "controlled companies."*

The Lauder family and their related entities own more than 50% of the total voting power of our common shares and, as a result, we are a "controlled company" under the New York Stock Exchange corporate governance standards. As a controlled company, we are exempt under the New York Stock Exchange standards from the obligation to comply with certain New York Stock Exchange corporate governance requirements, including the requirements that (1) a majority of our board of directors consists of independent directors; (2) we have a nominating committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities; and (3) we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities.

While we have voluntarily caused our Board to have a majority of independent directors and the written charters of our Nominating and ESG Committee and Compensation Committee to have the required provisions, we are not requiring our Nominating and ESG Committee and Compensation Committee to be comprised solely of independent directors. As a result of our use of the "controlled company" exemptions, investors will not have the same protection afforded to stockholders of companies that are subject to all of the New York Stock Exchange corporate governance requirements.

**Item 1B.  *Unresolved Staff Comments.***

None.

**Item 2.  *Properties.***

The following table sets forth our principal owned and leased manufacturing, assembly, research and development ("R&D") and distribution facilities, some of which include contiguous office space, as well as our principal executive offices, as of August 11, 2023. The leases expire at various times through 2079 subject to certain renewal options.

| | The Americas | | Europe, the Middle East & Africa | | Asia/Pacific | |
|---|---|---|---|---|---|---|
| | Owned | Leased | Owned | Leased | Owned | Leased |
| Manufacturing | 2 | 2 | 2 | — | — | — |
| R&D | 1 | 2 | — | — | — | 1 |
| Distribution | — | 6 | 1 | 7 | — | 3 |
| Manufacturing and R&D | 1 | 1 | 1 | — | — | — |
| Manufacturing and Assembly | — | 3 | — | — | — | — |
| Distribution and Manufacturing | — | — | 1 | — | — | — |
| Principal Executive Offices | — | 1 | — | — | — | — |
| Total | 4 | 15 | 5 | 7 | — | 4 |

Certain of our manufacturing facilities are utilized primarily for the production of products relating to particular product categories: three for makeup; two for skin care; two for skin care and fragrance; and one for skin care and hair care. As demand changes, certain of our manufacturing facilities can produce products from categories other than their primary category. In fiscal 2023, four of our primarily makeup facilities also produced a significant volume of skin care products. In fiscal 2023, we began limited production in our new owned manufacturing facility near Tokyo as we continued construction. We expect the remainder of the site to be completed and operational in early fiscal 2024, with production levels scaling over the next few years.

In fiscal 2023, we completed construction of a newly leased site for our new Research and Development facility in China.

We consider our properties to be generally in good condition and believe that our facilities are adequate for our operations and provide sufficient capacity to meet anticipated requirements.

**Item 3.  *Legal Proceedings.***

For a discussion of legal proceedings, see *Item 8. Financial Statements and Supplementary Data – Note 16 – Commitments and Contingencies.*

**Item 4.  *Mine Safety Disclosures.***

Not applicable.

**PART II**

**Item 5.** *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.*
**Market for Registrant's Common Equity and Related Stockholder Matters**

Our Class A Common Stock is publicly traded on the New York Stock Exchange under the symbol "EL."

On August 17, 2023, a dividend was declared in the amount of $.66 per share on our Class A and Class B Common Stock. The dividend is payable in cash on September 15, 2023 to stockholders of record at the close of business on August 31, 2023. We expect to continue the payment of cash dividends in the future, but there can be no assurance as to the amounts of any dividends declared or that the Board of Directors will continue to declare them.

As of August 11, 2023, there were 2,133 record holders of Class A Common Stock and 13 record holders of Class B Common Stock.

**Share Repurchase Program**

We are authorized by the Board of Directors to repurchase shares of our Class A Common Stock in the open market or in privately negotiated transactions, depending on market conditions and other factors. The following table provides information relating to our repurchase of Class A Common Stock during the referenced periods:

| Period | Total Number of Shares Purchased[1] | Average Price Paid Per Share | Total Number of Shares Purchased as Part of Publicly Announced Program | Maximum Number of Shares that May Yet Be Purchased Under the Program[2] |
|---|---|---|---|---|
| April 2023 | 882 | $ 254.82 | — | 25,073,242 |
| May 2023 | 1,089 | 195.53 | — | 25,073,242 |
| June 2023 | 65,830 | 194.76 | — | 25,073,242 |
| | 67,801 | 195.56 | — | |

[1] Represents shares that were repurchased by the Company to satisfy tax withholding obligations upon the payout of certain stock-based compensation arrangements.
[2] The Board of Directors has authorized the current repurchase program for up to 256.0 million shares. The total amount was last increased by the Board on October 31, 2018. Our repurchase program does not have an expiration date.

Beginning in December 2022, we suspended the repurchase of shares of our Class A Common Stock under our publicly announced program. We may resume such repurchases in the future.

**Performance Graph**

The following graph compares the cumulative five-year total stockholder return (stock price appreciation plus dividends) on the Company's Class A Common Stock with the cumulative total return of the S&P 500 Index and the S&P Consumer Staples Index. The returns are calculated by assuming an investment of $100 in the Class A Common Stock and in each index on June 30, 2018.



Cumulative five-year total stockholder return

**Item 6.** *[Reserved]*

**Item 7.** *Management's Discussion and Analysis of Financial Condition and Results of Operations.*

## RESULTS OF OPERATIONS

We manufacture, market and sell beauty products including those in the skin care, makeup, fragrance and hair care categories, which are distributed in approximately 150 countries and territories. The following table is a comparative summary of operating results for fiscal 2023, 2022 and 2021 and reflects the basis of presentation described in *Item 8. Financial Statements and Supplementary Data – Note 2 – Summary of Significant Accounting Policies* and *Note 22 – Segment Data* and *Related Information* for all periods presented. Products and services that do not meet our definition of skin care, makeup, fragrance and hair care have been included in the "other" category.

| | | Year Ended June 30 | | | | |
|---|---|---|---|---|---|---|
| (In millions) | | 2023 | | 2022 | | 2021 |
| **NET SALES** | | | | | | |
| **By Product Category:** | | | | | | |
| Skin Care | $ | 8,202 | $ | 9,886 | $ | 9,484 |
| Makeup | | 4,516 | | 4,667 | | 4,203 |
| Fragrance | | 2,512 | | 2,508 | | 1,926 |
| Hair Care | | 653 | | 631 | | 571 |
| Other | | 54 | | 49 | | 45 |
| | | 15,937 | | 17,741 | | 16,229 |
| Returns associated with restructuring and other activities | | (27) | | (4) | | (14) |
| Net sales | $ | 15,910 | $ | 17,737 | $ | 16,215 |
| **By Region[1]:** | | | | | | |
| The Americas | $ | 4,518 | $ | 4,623 | $ | 3,797 |
| Europe, the Middle East & Africa | | 6,225 | | 7,681 | | 6,946 |
| Asia/Pacific | | 5,194 | | 5,437 | | 5,486 |
| | | 15,937 | | 17,741 | | 16,229 |
| Returns associated with restructuring and other activities | | (27) | | (4) | | (14) |
| Net sales | $ | 15,910 | $ | 17,737 | $ | 16,215 |
| **OPERATING INCOME (LOSS)** | | | | | | |
| **By Product Category:** | | | | | | |
| Skin Care | $ | 1,204 | $ | 2,753 | $ | 3,036 |
| Makeup | | (22) | | 133 | | (384) |
| Fragrance | | 440 | | 456 | | 215 |
| Hair Care | | (34) | | (28) | | (19) |
| Other | | 6 | | — | | (2) |
| | | 1,594 | | 3,314 | | 2,846 |
| Charges associated with restructuring and other activities | | (85) | | (144) | | (228) |
| Operating income | $ | 1,509 | $ | 3,170 | $ | 2,618 |
| **By Region[1]:** | | | | | | |
| The Americas | $ | (73) | $ | 1,159 | $ | 518 |
| Europe, the Middle East & Africa | | 843 | | 1,360 | | 1,335 |
| Asia/Pacific | | 824 | | 795 | | 993 |
| | | 1,594 | | 3,314 | | 2,846 |
| Charges associated with restructuring and other activities | | (85) | | (144) | | (228) |
| Operating income | $ | 1,509 | $ | 3,170 | $ | 2,618 |

[1] The net sales from the Company's travel retail business are included in the Europe, the Middle East & Africa region, with the exception of net sales of Dr.Jart+ in the travel retail channel that are reflected in Korea in the Asia/Pacific region. Operating income attributable to the travel retail sales included in Europe, the Middle East & Africa is included in that region and in The Americas.

The following table presents certain consolidated earnings data as a percentage of net sales:

| | Year Ended June 30 | | |
| --- | --- | --- | --- |
| | **2023** | **2022** | **2021** |
| Net sales | 100.0 % | 100.0 % | 100.0 % |
| Cost of sales | 28.7 | 24.3 | 23.6 |
| Gross profit | 71.3 | 75.7 | 76.4 |
| | | | |
| Operating expenses: | | | |
| Selling, general and administrative | 60.2 | 55.7 | 57.8 |
| Restructuring and other charges | 0.3 | 0.8 | 1.3 |
| Goodwill impairment | — | — | 0.3 |
| Impairment of other intangible and long-lived assets | 1.3 | 1.4 | 0.8 |
| Total operating expenses | 61.8 | 57.9 | 60.2 |
| | | | |
| Operating income | 9.5 | 17.9 | 16.1 |
| Interest expense | 1.6 | 0.9 | 1.1 |
| Interest income and investment income, net | 0.8 | 0.2 | 0.3 |
| Other components of net periodic benefit cost | (0.1) | — | 0.1 |
| Other income, net | — | — | 5.2 |
| | | | |
| Earnings before income taxes | 8.8 | 17.1 | 20.5 |
| Provision for income taxes | 2.4 | 3.5 | 2.8 |
| | | | |
| Net earnings | 6.3 | 13.6 | 17.7 |
| Net earnings attributable to noncontrolling interests | — | — | (0.1) |
| Net loss (earnings) attributable to redeemable noncontrolling interest | — | (0.1) | — |
| Net earnings attributable to The Estée Lauder Companies Inc. | 6.3 % | 13.5 % | 17.7 % |

Not adjusted for differences caused by rounding

Period-over-period changes in our net sales are generally attributable to the impacts from (i) pricing on our base portfolio, including changes in mix and those due to strategic pricing actions, (ii) volume, including changes driven by the impact of new product innovation, (iii) acquisitions and/or divestitures, and/or (iv) foreign currency translation. The percentages disclosed for these impacts are calculated on an individual basis.

The net sales impact from pricing consists of changes in list prices, due to strategic pricing actions, and mix shifts within and among product categories, geographic regions, brands and distribution channels. The prices at which we sell our products vary by brand, distribution channel (e.g., wholesale or direct-to-consumer) and may also vary by country. Our brands and products cover a broad array of pricing tiers. Prices of skin care and fragrance products are typically higher than makeup and hair care products.

New product innovation includes the introduction of new products, as well as changes related to existing products or where they are sold, including reformulations, regional expansion, repackaging and sets. A product is considered "new innovation" for the twelve-month period following the initial shipment date. Our innovation is launched at different price points than existing products and value derived from innovation may vary from year to year. We continually introduce new products, support new and established products through advertising, merchandising and sampling and phase out existing products that no longer meet the needs of our consumers or our objectives. The economics of developing, producing, launching, supporting and discontinuing products impact our sales and operating performance each period. The introduction of new products often has some cannibalizing effect on sales of existing products, which we take into account in our business planning. The impact of new product introductions, including timing compared to introductions in prior periods, also affects our results.

*Non-GAAP Financial Measures*

We use certain non-GAAP financial measures, among other financial measures, to evaluate our operating performance, which represent the manner in which we conduct and view our business. Management believes that excluding certain items that are not comparable from period to period helps investors and others compare operating performance between periods. While we consider the non-GAAP measures useful in analyzing our results, they are not intended to replace, or act as a substitute for, any presentation included in the consolidated financial statements prepared in conformity with U.S. GAAP. See *Reconciliations of Non-GAAP Financial Measures* beginning on page 47 for reconciliations between non-GAAP financial measures and the most directly comparable U.S. GAAP measures.

We operate on a global basis, with the majority of our net sales generated outside the United States. Accordingly, fluctuations in foreign currency exchange rates can affect our results of operations. Therefore, we present certain net sales, operating results and diluted net earnings per common share information excluding the effect of foreign currency rate fluctuations to provide a framework for assessing the performance of our underlying business outside the United States. Constant currency information compares results between periods as if exchange rates had remained constant period-over-period. We calculate constant currency information by translating current-period results using monthly average foreign currency exchange rates and adjusting for the period-over-period impact of foreign currency cash flow hedging activities.

*Overview*

**Business Update**

We are a leader in prestige beauty, which combines the repeat purchase and relative affordability of consumer goods with high quality products and services. Within prestige beauty, we are diversified by product category, geography, brand, product sub-category, channel, consumer segment and price point. We also leverage consumer analytics and insights with agility by deploying our brands to fast growing and profitable opportunities. These analytics and insights, combined with our creativity, inform our innovation to provide a broad, locally-relevant and inclusive range of prestige products allowing us to compete effectively for a greater share of a consumer's beauty routine.

During the fiscal year ended June 30, 2023, the operating environment continued to be disrupted by the impact of the COVID-19 pandemic. Most notably, the pace of recovery in Asia travel retail and mainland China was slower than anticipated. In Hainan, prolonged store closures initially presented a headwind and, thereafter, low levels of conversion occurred when travel resumed. This was compounded by inventory tightening by certain retailers. In Korea, the travel retail business slowed during the transition to post-COVID-19 regulations. In addition, the slower than anticipated resumption of international flights, granting of visas, and organized group tours further challenged the Asia travel retail recovery. As a result, our Asia travel retail business was challenged throughout the fiscal year by the slower than anticipated recovery. In mainland China, our performance in the first half of fiscal 2023 was hindered by low retail traffic as a result of COVID-19-related restrictions and the rise in COVID-19 cases.

Elsewhere, the recovery from the COVID-19 pandemic progressed across markets globally over the course of the fiscal year as restrictions lifted. In the West, our recovery from the pandemic continued with net sales growth in many markets in Europe, the Middle East & Africa and in Latin America. In Asia/Pacific, certain of our markets emerged strongly into recovery across the fiscal year, to deliver net sales growth throughout the region.

In the United States, net sales was unfavorably impacted by the slower than anticipated pace of our improvement at retail and the tightening of inventory in certain retailers in the first half of fiscal 2023 due to inflationary pressures and recession concerns.

Finally, our business was also pressured by the strong U.S dollar, inflation and recession concerns globally.

During fiscal 2023, net sales decreased 10%, reflecting the impacts noted above.

- Our skin care net sales declined 17%, including the unfavorable impact of foreign currency translation of 3%, driven by declines from Estée Lauder, La Mer and Dr.Jart+, primarily reflecting the challenges in our Asia travel retail business throughout the year, as previously discussed. Partially offsetting these declines was growth in every geographic region from The Ordinary, reflecting the success of hero products and new product launches, and from M·A·C, driven by the launch of the Hyper Real line of products.

- Our makeup net sales decreased 3%, primarily due to the unfavorable impact of foreign currency translation of 4%. Net sales declines from Estée Lauder, TOM FORD and La Mer, primarily reflect the challenges in Asia travel retail throughout the year and in mainland China in the first half of the fiscal year, as previously discussed, were partially offset by higher net sales from M·A·C, primarily driven by the recognition of the previously deferred revenue due to changes to the BACK-To-M·A·C take back program, and Clinique.
- Our fragrance net sales remained virtually flat as growth driven by Estée Lauder, Le Labo, TOM FORD, Clinique, and Kilian Paris was offset by the impact of the license terminations effective June 30, 2022 related to certain of our designer fragrances of 9% and the unfavorable impact of foreign currency translation of 4%.
- Our hair care net sales increased 3%, driven by higher net sales from The Ordinary reflecting the recent launch of hair care products by the brand, partially offset by the unfavorable impact of foreign currency translation of 3%.

Our global distribution capability and operations allow us to focus on targeted expanded consumer reach wherever consumer demographics and trends are attractive. Our regional organizations, and the expertise of our people there, enable our brands to be more locally and culturally relevant in both product assortment and communications. We are evolving the way we connect with our consumers in stores, online and where they travel, including by expanding our digital and social media presence and the engagement of global and local influencers to amplify brand or product stories. We tailor implementation of our strategy by market to drive consumer engagement and embrace inclusion and cultural diversity. We continuously strengthen our presence in large, image-building core markets, while broadening our presence in emerging markets.

- Net sales in The Americas decreased 2%, primarily driven by a decrease in the United States, reflecting the slower than anticipated pace of our improvement at retail, the tightening of inventory from certain of our retailers during the first half of fiscal 2023 and the impact of the license terminations related to certain of our designer fragrances. Partially offsetting this decrease in The Americas was an increase in net sales in Latin America, led by Brazil and Mexico, driven by growth in makeup, which reflected new product launches and successful performance during key shopping moments.
- Net sales in Europe, the Middle East & Africa decreased 19%, including the unfavorable impact of foreign currency translation of 3%, driven primarily by lower net sales from our travel retail business reflecting the challenges in our Asia travel retail business as previously discussed.
- Net sales in Asia/Pacific decreased 4%, driven by the unfavorable impact of foreign currency translation of 8% and the challenges stemming from the COVID-19 pandemic, led by our Dr.Jart+ travel retail business in Korea, partially offset by the increase in net sales in Hong Kong SAR and Macau SAR and Southeast Asia, reflecting the continued COVID-19 recovery and successful brand activations and new product launches in Hong Kong SAR and Macau SAR.

We approach distribution strategically by product category and location and seek to optimize distribution by matching our brands with appropriate opportunities while seeking to maintain high productivity per door. We are expanding our brands in online and travel retail, which we believe will be higher growth channels in the long term. We also focus on brand-building retail activities, technology-driven activations and omnichannel capabilities that enhance the shopping experience for consumers.

- As part of this strategy, we have built a leadership position in the global travel retail channel, that historically allowed us to leverage the robust and growing international passenger traffic. While the Asia travel retail business continued to be pressured by the slower than anticipated recovery from the COVID-19 pandemic, we realized recovery in The Americas and Europe, the Middle East & Africa and we continue to believe that global travel retail is a long-term growth opportunity. Travel retail continues to be an important channel for brand building, particularly for those consumers who experience our brands for the first time while traveling. We continue to expand our strategic presence in travel retail across duty-free locations primarily in airports and downtown stores and increasingly through online retail. We engage consumers at the airport through compelling pop-up activations in non-traditional commercial areas, and we ensure we have appropriate communication and curated assortments for targeted consumer groups. At the same time, travel retail is susceptible to a number of external factors, including fluctuations in currency exchange rates and consumers' willingness and ability to travel and spend.

- We continue to support e- and m-commerce sites of our own, collaborate with our retailers on their e-commerce sites, and sell through select third-party online malls. We believe our success in the channel is a result of adapting our strategy to meet local market and cultural needs. We also continue to develop and implement omnichannel concepts, virtual try-on tools and compelling content to deliver an integrated consumer experience and better serve consumers as they shop across channels.

In fiscal 2023, we continued to further integrate social impact and sustainability into our strategy and business operations. Areas of focus include climate and energy; packaging; sourcing; green chemistry and ingredient transparency; inclusion, diversity and equity; employee health and safety; and social investments.

**Outlook**

We are experiencing a more gradual and prolonged recovery from the COVID-19 pandemic, particularly in our Asia travel retail business. In Asia travel retail, there have been, and are likely to continue to be, impacts on our business in the near-term, from the slower than anticipated depletion of elevated levels of retailer inventory and, therefore, lower replenishment orders, as well as the slower than anticipated resumption of international flights, granting of visas, and organized group tours. Additionally, in Korea, the shipments to duty free retailers were pressured owing to the transition to post-COVID-19 regulations as traveling consumers gradually return. In addition to impacting net sales and profitability, including any unfavorable impacts to our effective tax rate from changes to our geographical mix of earnings, these and other challenges may adversely impact the goodwill and other intangible assets associated with our brands, as well as long-lived assets (i.e. potentially resulting in impairments).

We believe that the best way to increase long-term stockholder value is to continue providing superior products and services in the most efficient and effective manner while recognizing shifts in consumers' behaviors and shopping practices. Accordingly, our long-term strategy has numerous initiatives across geographic regions, product categories, brands, channels of distribution and functions designed to grow our sales, provide cost efficiencies, leverage our strengths and make us more productive and profitable. We plan to build upon and leverage our history of outstanding creativity and innovation, high quality products and services, and engaging communications while investing for long-term sustainable growth.

We continue to monitor the effects of the global macro environment, including the risk of recession; currency volatility; inflationary pressures; supply chain challenges; social and political issues; regulatory matters, including the imposition of tariffs and sanctions; geopolitical tensions; and global security issues. For example, the strengthening of the U.S. dollar could negatively impact results within Europe, the Middle East & Africa due to pricing pressures on our retail customers and consumers in key international travel retail locations. Additionally, we continue to monitor the geopolitical tensions between the United States and China, which could have a material adverse effect on our business. We are also mindful of inflationary pressures on our cost base and are monitoring the impact on consumer preferences.

As the invasion of Ukraine continues and international sanctions evolve, we have scaled down our operations in Russia. We expect to continue selling a limited selection of products to retailers in Russia. We will continue to monitor the risks and evolving situation that may further affect our business and will adjust our plans accordingly. In fiscal 2023, our net sales in Ukraine and Russia accounted for approximately 1% of consolidated net sales. There are uncertainties related to the future impacts on our business, including possible new sanctions that are difficult to predict due to the high level of geopolitical volatility. On a broader perspective, there could be additional negative impacts to our net sales, earnings, assets and cash flows from such uncertainties. We also note that worsening conditions could exacerbate economic challenges in other countries such as inflationary pressures, energy shortages, recessions or other consequences. Please refer to Risk Factors in Part I, Item 1A of the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2023, for a more complete discussion of the risks we encounter in our business and industry.

The uncertainty around the timing, speed and duration of the recovery from the adverse impacts of the COVID-19 pandemic, including the impacts on our business in Asia travel retail and mainland China and the other macro challenges we are facing, will continue to affect our ability to grow sales profitably. We believe we can, to some extent, offset the impact of some of these challenges by continually developing and pursuing a diversified strategy with multiple engines of growth and by accelerating initiatives focused on areas of strength, discipline and agility, including continuing to execute upon and benefit from efficiencies attributable to previously approved initiatives under the Post-COVID Business Acceleration Program. As the current situation continues to progress, if economic and social conditions or the degree of uncertainty or volatility worsen, or the adverse conditions previously described are further prolonged, there could be a further negative effect on consumer confidence, demand, spending and willingness or ability to travel and, as a result, on our business. We are continuing to monitor these and other risks that may affect our business.

## Cybersecurity Incident Disclosed in July 2023

As previously disclosed on July 18, 2023, we identified a cybersecurity incident in which an unauthorized third party gained access to some of our systems. After becoming aware of the incident, we proactively took down some of our systems to help secure our business operations and subsequently brought back online core systems within days. While the response to the incident resulted in some disruptions to our business operations, most notably general corporate activities and order processing, our production and sales operations were minimally impacted.

Our investigation into the systems and the unauthorized access is substantially complete. We determined that the unauthorized third party obtained some data from our systems. We are continuing to work to understand the nature and scope of the data obtained, and can confirm, based on the investigation to date, that the data obtained includes some consumer data (such as names, contact information, and dates of birth). We took steps, and continue to take steps, to enhance the security of our systems. We are also continuing to coordinate with law enforcement authorities. We have provided and will continue to provide notification to governmental authorities in certain jurisdictions and we also will notify affected individuals where required by law.

Based on the information available to date, we believe the incident is contained. Based on this information, the incident is not expected to have a material impact on net sales and is expected to be dilutive approximately $.07 to earnings per share for the fiscal 2024 first quarter and full year.

## Post-COVID Business Acceleration Program

On August 20, 2020, we announced a two-year restructuring program, Post-COVID Business Acceleration Program (the "PCBA Program"), designed to realign our business to address the dramatic shifts to our distribution landscape and consumer behaviors in the wake of the COVID-19 pandemic. The PCBA Program was designed to help improve efficiency and effectiveness by rebalancing resources to growth areas of prestige beauty. The PCBA Program's main areas of focus include accelerating the shift to online with the realignment of our distribution network reflecting freestanding store and certain department store closures, with a focus on North America and Europe, the Middle East & Africa; the reduction in brick-and-mortar point of sale employees and related support staff; and the redesign of our regional branded marketing organizations, plus select opportunities in global brands and functions. This program is expected to position us to better execute our long-term strategy and strengthen our financial flexibility. We approved specific initiatives under the PCBA Program through fiscal 2022 and substantially completed those initiatives through fiscal 2023. For additional information about restructuring and other charges, see *Item 8. Financial Statements and Supplementary Data – Note 8 – Charges Associated with Restructuring and Other Activities*.

## Impairment Analysis

We assess goodwill and other indefinite-lived intangible assets at least annually for impairment or more frequently if certain events or circumstances exist.

During the fiscal 2023 second quarter, given the lower-than-expected results in the overall business, we revised the internal forecasts relating to our Smashbox reporting unit. We concluded that the changes in circumstances in the reporting unit triggered the need for an interim impairment review of its trademark intangible asset. The remaining carrying value of the trademark intangible asset was not recoverable and we recorded an impairment charge of $21 million reducing the carrying value to zero.

During the fiscal 2023 second quarter, the Dr.Jart+ reporting unit experienced lower-than-expected growth within key geographic regions and channels that continue to be impacted by the spread of COVID-19 variants, resurgence in cases, and the potential future impacts relating to the uncertainty of the duration and severity of COVID-19 impacting the financial performance of the reporting unit. In addition, due to macro-economic factors, Dr.Jart+ has experienced lower-than-expected growth within key geographic regions. The Too Faced reporting unit experienced lower-than-expected results in key geographic regions and channels coupled with delays in future international expansion to areas that continue to be impacted by COVID-19. As a result, we revised the internal forecasts relating to our Dr.Jart+ and Too Faced reporting units. Additionally, there were increases in the weighted average cost of capital for both reporting units as compared to the prior year annual goodwill and other indefinite-lived intangible asset impairment testing as of April 1, 2022.

We concluded that the changes in circumstances in the reporting units, along with increases in the weighted average cost of capital, triggered the need for interim impairment reviews of their trademarks and goodwill. These changes in circumstances were also an indicator that the carrying amounts of Dr.Jart+'s and Too Faced's long-lived assets, including customer lists, may not be recoverable. Accordingly, we performed interim impairment tests for the trademarks and a recoverability test for the long-lived assets as of November 30, 2022. We concluded that the carrying value of the trademark intangible assets exceeded their estimated fair values, which were determined utilizing the relief-from-royalty method to determine discounted projected future cash flows and recorded an impairment charge of $100 million for Dr.Jart+ and $86 million for Too Faced. We concluded that the carrying amounts of the long-lived assets were recoverable. After adjusting the carrying values of the trademarks, we completed interim quantitative impairment tests for goodwill. As the estimated fair value of the Dr.Jart+ and Too Faced reporting units were in excess of their carrying values, we concluded that the carrying amounts of the goodwill were recoverable and did not record a goodwill impairment charge related to these reporting units. The fair values of these reporting units were based upon an equal weighting of the income and market approaches, utilizing estimated cash flows and a terminal value, discounted at a rate of return that reflects the relative risk of the cash flows, as well as valuation multiples derived from comparable publicly traded companies that are applied to operating performance of the reporting units. The significant assumptions used in these approaches include revenue growth rates and profit margins, terminal values, weighted average cost of capital used to discount future cash flows and royalty rates for trademarks. The most significant unobservable input used to estimate the fair values of the Dr.Jart+ and Too Faced trademark intangible assets was the weighted average cost of capital, which was 11% and 13%, respectively.

A summary of the trademark impairment charges for fiscal 2023 and the remaining carrying values as of June 30, 2023, for each reporting unit, are as follows:

| | | Impairment Charges | | Carrying Value | |
| | | Year Ended June 30, 2023 | | As of June 30, 2023 | |
| (In millions) Reporting Unit | Geographic Region | Trademarks | Goodwill | Trademarks | Goodwill |
|---|---|---|---|---|---|
| Smashbox | The Americas | $ 21 | $ — | $ — | $ — |
| Dr.Jart+ | Asia/Pacific | 100 | — | 325 | 304 |
| Too Faced | The Americas | 86 | — | 186 | 13 |
| Total | | $ 207 | $ — | $ 511 | $ 317 |

The impairment charges for fiscal 2023 were reflected in the skin care product category for Dr.Jart+ and the makeup product category for Smashbox and Too Faced.

Based on our annual goodwill impairment testing as of April 1, 2023, the fair values of all reporting units, which were determined based on qualitative or quantitative assessments, with material goodwill were substantially in excess of their respective carrying values.

Based on our annual other indefinite-lived intangible asset impairment testing as of April 1, 2023, the estimated fair value of the Dr.Jart+ and Too Faced trademarks exceeded their carrying values by 12% and 14%, respectively. For the Dr.Jart+ and Too Faced trademarks, if all other assumptions are held constant, a decrease of 10% in the estimated future cash flows, inclusive of the terminal value, or an increase of 75 basis points for Dr.Jart+ and 100 basis points for Too Faced in the weighted average cost of capital, would have caused the carrying value of these trademarks to approximate their fair value. The key assumptions used to determine the estimated fair value of the reporting units and their respective trademarks are primarily predicated on the anticipated recovery from the impacts of COVID-19, the success of future new product launches, ability to secure strategic price increases, the achievement of distribution expansion plans, and the realization of cost reduction and other efficiency efforts. If such plans do not materialize, or if there are further challenges in the business environments in which the reporting unit operates, resulting changes in the key assumptions could have negative impacts on the estimated fair value of the reporting units, and their respective trademarks, and it is possible we could recognize additional impairment charges in the future.

For additional information, see *Item 8. Financial Statements and Supplementary Data – Note 6 – Goodwill and Other Intangible Assets.*

### *Fiscal 2022 as Compared with Fiscal 2021*

Except as disclosed herein, see *Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations* of the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2022 for the fiscal 2022 to fiscal 2021 comparative discussion.

*Fiscal 2023 as Compared with Fiscal 2022*

**NET SALES**

| ($ in millions) | Year Ended June 30 | |
| --- | --- | --- |
| | **2023** | **2022** |
| **As Reported:** | | |
| Net sales | $ 15,910 | $ 17,737 |
| $ Change from prior year | (1,827) | 1,522 |
| % Change from prior year | (10)% | 9 % |
| | | |
| **Non-GAAP Financial Measure[1]:** | | |
| % Change from prior year in constant currency | (7)% | 10 % |

[1] See "*Reconciliations of Non-GAAP Financial Measures*" beginning on page 47 for reconciliations between non-GAAP financial measures and the most directly comparable U.S. GAAP measures.

Reported net sales decreased in fiscal 2023, driven by lower net sales from the skin care and makeup product categories, slightly offset by higher net sales in the hair care product category. Fragrance net sales were virtually flat.

Reported net sales decreased in fiscal 2023, reflecting lower net sales from all geographic regions.

During fiscal 2023, our business was challenged by the slower than anticipated recovery from the COVID-19 pandemic, including restrictions in mainland China and the rising number of COVID-19 cases earlier in the fiscal year. This impacted our business in Asia travel retail, including the tightening of inventory by certain of our retailers, as well as the low levels of conversion when travel resumed. This resulted in lower product shipments, compounded by the impact of retailers continuing to reduce inventory. In mainland China, the aforementioned restrictions earlier in the fiscal year negatively impacted our business, however, lower COVID-19 related restrictions in the second half of fiscal 2023, as compared to the second half of fiscal 2022, resulted in increased net sales in the second half of fiscal 2023.

The fiscal 2023 reported net sales decrease was impacted by approximately $629 million of unfavorable foreign currency translation.

Reported net sales decreased 10% in fiscal 2023, driven by the decrease from volume of 7%, the unfavorable impact from foreign currency translation of 4% and the net impact from acquisitions, divestitures and brand closures of 1%. Partially offsetting these decreases was an increase from pricing of 1%, due to the favorable impact from strategic pricing actions, partially offset by changes in mix.

Returns associated with restructuring and other activities are not allocated to our product categories or geographic regions because they result from activities that are deemed a Company-wide initiative to redesign, resize and reorganize select corporate functions and go-to-market structures. Accordingly, the following discussions of Net sales by *Product Categories* and *Geographic Regions* exclude the fiscal 2023 and fiscal 2022 impacts of returns associated with restructuring and other activities of approximately $27 million and $4 million, respectively.

*Product Categories*

**Skin Care**

| ($ in millions) | | Year Ended June 30 | | |
|---|---|---|---|---|
| | | **2023** | | **2022** |
| **As Reported:** | | | | |
| Net sales | $ | 8,202 | $ | 9,886 |
| $ Change from prior year | | (1,684) | | 402 |
| % Change from prior year | | (17)% | | 4 % |
| | | | | |
| **Non-GAAP Financial Measure[1]:** | | | | |
| % Change from prior year in constant currency | | (14)% | | 4 % |

[1] See *"Reconciliations of Non-GAAP Financial Measures"* beginning on page 47 for reconciliations between non-GAAP financial measures and the most directly comparable U.S. GAAP measures.

Reported skin care net sales decreased in fiscal 2023, primarily driven by lower net sales from Estée Lauder, La Mer, Dr.Jart+, Clinique and Origins, combined, of approximately $1,830 million, that were mostly attributable to the aforementioned challenges in Asia travel retail.

Partially offsetting these decreases in skin care net sales in fiscal 2023 were higher net sales from The Ordinary and M·A·C, combined, of approximately $133 million. The increase in net sales from The Ordinary was driven by growth in every geographic region, reflecting success of hero products and new product launches. The increase in net sales from M·A·C was primarily driven by the fiscal 2023 launch of the Hyper Real line of products.

The skin care net sales decrease was impacted by approximately $337 million of unfavorable foreign currency translation.

Reported skin care net sales decreased 17% in fiscal 2023, driven by the decrease from volume of 13% and the unfavorable impact from foreign currency translation of 3%. The impact from pricing was flat period-over-period, due to the favorable impact from strategic pricing actions offset by changes in mix.

**Makeup**

| ($ in millions) | | Year Ended June 30 | | |
|---|---|---|---|---|
| | | **2023** | | **2022** |
| **As Reported:** | | | | |
| Net sales | $ | 4,516 | $ | 4,667 |
| $ Change from prior year | | (151) | | 464 |
| % Change from prior year | | (3)% | | 11 % |
| | | | | |
| **Non-GAAP Financial Measure[1]:** | | | | |
| % Change from prior year in constant currency | | — % | | 12 % |

[1] See *"Reconciliations of Non-GAAP Financial Measures"* beginning on page 47 for reconciliations between non-GAAP financial measures and the most directly comparable U.S. GAAP measures.

Reported makeup net sales decreased in fiscal 2023, primarily driven by lower net sales from Estée Lauder, TOM FORD and La Mer, combined, of approximately $271 million, primarily reflecting the aforementioned challenges in Asia travel retail and mainland China, as well as the unfavorable impacts of foreign currency translation.

Partially offsetting these decreases in makeup net sales in fiscal 2023 was an increase in net sales from M·A·C and Clinique, combined, of approximately $114 million. The increase in net sales from M·A·C was driven by the recognition of previously deferred revenue due to changes to the BACK-To-M·A·C take back program, as well as growth in the face, lip, and eye subcategories. Net sales from Clinique increased, benefiting from solid performance in the lip, face and eye subcategories.

The makeup net sales decrease was impacted by approximately $166 million of unfavorable foreign currency translation.

Reported makeup net sales decreased 3% in fiscal 2023, driven by the unfavorable impact from foreign currency translation of 4% and the decrease from volume of 3%. Partially offsetting these decreases was an increase from pricing of 3% due to the favorable impact from strategic pricing actions, partially offset by changes in mix.

**Fragrance**

| ($ in millions) | | Year Ended June 30 | |
| --- | --- | --- | --- |
| | | 2023 | 2022 |
| **As Reported:** | | | |
| Net sales | $ | 2,512 | $ 2,508 |
| $ Change from prior year | | 4 | 582 |
| % Change from prior year | | — % | 30 % |
| | | | |
| **Non-GAAP Financial Measure[1]:** | | | |
| % Change from prior year in constant currency | | 4 % | 32 % |

[1] See "*Reconciliations of Non-GAAP Financial Measures*" beginning on page 47 for reconciliations between non-GAAP financial measures and the most directly comparable U.S. GAAP measures.

Reported fragrance net sales remained virtually flat in fiscal 2023, driven by higher net sales from Estée Lauder, Le Labo, TOM FORD, Clinique, and Kilian Paris, combined, of approximately $261 million. Net sales from Estée Lauder increased, reflecting a successful campaign for Beautiful Magnolia and successful performance during holiday and key shopping moments. Net sales from Le Labo increased, reflecting the continued success of hero product franchises, targeted expanded consumer reach, successful performance during holiday and key shopping moments and new product launches. The increase in net sales from TOM FORD reflected the continued success of Signature and Private Blend fragrances, expanded distribution, new product launches and successful performance during holiday and key shopping moments. Net sales from Clinique increased, primarily reflecting growth in the Clinique Happy franchise line of products. Net sales from Kilian Paris increased, reflecting new product launches and expanded distribution.

Offsetting these increases in fragrance net sales was the impact of the license terminations related to certain of our designer fragrances effective June 30, 2022 and lower net sales from Jo Malone London, combined, of approximately $261 million. The decrease in net sales from Jo Malone London primarily reflected the unfavorable impact of foreign currency translation.

Fragrance net sales was impacted by approximately $108 million of unfavorable foreign currency translation.

Reported fragrance net sales remained virtually flat in fiscal 2023, driven by the increase in volume of 10% and the increase from pricing of 4%, due to the favorable impact from strategic pricing actions, partially offset by changes in mix. Offsetting these increases were the impact from the license terminations of certain of our designer fragrances of 9% and the unfavorable impact from foreign currency translation of 4%.

**Hair Care**

| ($ in millions) | | Year Ended June 30 | |
| --- | --- | --- | --- |
| | | 2023 | 2022 |
| **As Reported:** | | | |
| Net sales | $ | 653 | $ 631 |
| $ Change from prior year | | 22 | 60 |
| % Change from prior year | | 3 % | 11 % |
| | | | |
| **Non-GAAP Financial Measure[1]:** | | | |
| % Change from prior year in constant currency | | 6 % | 12 % |

[1] See "*Reconciliations of Non-GAAP Financial Measures*" beginning on page 47 for reconciliations between non-GAAP financial measures and the most directly comparable U.S. GAAP measures.

Reported hair care net sales increased in fiscal 2023, driven by higher net sales from The Ordinary due to the recent launch of hair care products.

The hair care net sales increase was impacted by approximately $16 million of unfavorable foreign currency translation.

Reported hair care net sales increased 3% in fiscal 2023, driven by an increase from pricing of 5%, due to the favorable impact from strategic pricing actions, partially offset by changes in mix, and the increase in volume of 1%. Partially offsetting these increases was the unfavorable impact from foreign currency translation of 3%.

### *Geographic Regions*

We strategically time our new product launches by geographic market, which may account for differences in regional sales growth.

### The Americas

| ($ in millions) | Year Ended June 30 | |
| --- | --- | --- |
| | 2023 | 2022 |
| **As Reported:** | | |
| Net sales | $ 4,518 | $ 4,623 |
| $ Change from prior year | (105) | 826 |
| % Change from prior year | (2)% | 22 % |
| | | |
| **Non-GAAP Financial Measure[1]:** | | |
| % Change from prior year in constant currency | (3)% | 21 % |

[1] See "*Reconciliations of Non-GAAP Financial Measures*" beginning on page 47 for reconciliations between non-GAAP financial measures and the most directly comparable U.S. GAAP measures.

Reported net sales in The Americas decreased in fiscal 2023, primarily driven by a decrease in net sales in the United States of approximately $133 million, reflecting the slower than anticipated pace of our improvement at retail, the tightening of inventory from certain of our retailers in the first half of the fiscal year and the impact of the license terminations related to certain of our designer fragrances. Partially offsetting this decrease in The Americas in fiscal 2023 was an increase in net sales in Latin America of approximately $51 million, led by Brazil and Mexico, driven by growth in makeup, which reflected new product launches and successful performance during key shopping moments.

The net sales decrease in The Americas included approximately $11 million of favorable foreign currency translation.

Reported net sales in The Americas decreased 2% in fiscal 2023, driven by the decrease from volume of 4% and the net impact from acquisitions, divestitures and brand closures of 2%. Partially offsetting these decreases was an increase from pricing of 3%, due to the favorable impact from strategic pricing actions, partially offset by changes in mix.

### Europe, the Middle East & Africa

| ($ in millions) | Year Ended June 30 | |
| --- | --- | --- |
| | 2023 | 2022 |
| **As Reported:** | | |
| Net sales | $ 6,225 | $ 7,681 |
| $ Change from prior year | (1,456) | 735 |
| % Change from prior year | (19)% | 11 % |
| | | |
| **Non-GAAP Financial Measure[1]:** | | |
| % Change from prior year in constant currency | (16)% | 12 % |

[1] See "*Reconciliations of Non-GAAP Financial Measures*" beginning on page 47 for reconciliations between non-GAAP financial measures and the most directly comparable U.S. GAAP measures.

Reported net sales decreased in Europe, the Middle East & Africa in fiscal 2023, primarily driven by lower net sales from our travel retail business, and to a significantly lesser extent, Russia and the United Kingdom, combined, of approximately $1,551 million. The decrease in net sales from our travel retail business reflects the aforementioned challenges in Asia travel retail. Net sales from Russia decreased in fiscal 2023, as we sold a limited selection of products to certain retailers, and completed the closure of all of our freestanding stores during the first half of fiscal 2023. The decrease in net sales from the United Kingdom in fiscal 2023 is driven by the unfavorable impact of foreign currency translation, partially offset by brick-and-mortar recovery, reflecting an increase in traffic, compared to the prior year.

Partially offsetting the decreases in net sales in Europe, the Middle East & Africa in fiscal 2023 were increases in net sales from Turkey and India, combined, of approximately $55 million. The net sales increase in Turkey and India was driven by growth across all product categories.

The net sales decrease in Europe, the Middle East & Africa included approximately $205 million of unfavorable foreign currency translation.

Reported net sales in Europe, the Middle East & Africa decreased 19% in fiscal 2023, driven by the decrease from volume of 15%, the unfavorable impact from foreign currency translation of 3%, a decrease from pricing of 1%, due to the unfavorable impact from changes in mix, partially offset by strategic pricing actions, and the impact from the license terminations of certain of our designer fragrances of 1%.

**Asia/Pacific**

| | | Year Ended June 30 | | |
|---|---|---|---|---|
| ($ in millions) | | 2023 | | 2022 |
| **As Reported:** | | | | |
| Net sales | $ | 5,194 | $ | 5,437 |
| $ Change from prior year | | (243) | | (49) |
| % Change from prior year | | (4)% | | (1)% |
| | | | | |
| **Non-GAAP Financial Measure[1]:** | | | | |
| % Change from prior year in constant currency | | 4 % | | (1)% |

[1] See *"Reconciliations of Non-GAAP Financial Measures"* beginning on page 47 for reconciliations between non-GAAP financial measures and the most directly comparable U.S. GAAP measures.

Reported net sales decreased in Asia/Pacific in fiscal 2023, primarily driven by the unfavorable impact of foreign currency of 8%. The decrease in net sales, including the unfavorable impact of foreign currency, was primarily driven by mainland China and Korea, led by the Dr.Jart+ travel retail business in Korea, combined, of approximately $371 million. The decrease in net sales in mainland China reflects the unfavorable impact of foreign currency translation as well as the aforementioned challenges in mainland China in the first half of the fiscal year. The decrease in net sales in our Dr.Jart+ travel retail business in Korea reflects the aforementioned challenges in Asia travel retail.

Partially offsetting the net sales decrease in Asia/Pacific in fiscal 2023 were increases in Hong Kong SAR and Macau SAR and Southeast Asia, combined, of approximately $136 million, reflecting the continued COVID-19 recovery. Also contributing to the net sales increase in Hong Kong SAR and Macau SAR were successful brand activations and new product launches.

The net sales decrease in Asia/Pacific included approximately $435 million of unfavorable foreign currency translation.

Reported net sales in Asia/Pacific decreased 4% in fiscal 2023, driven by the unfavorable impact from foreign currency translation of 8%. Partially offsetting this decrease was an increase from pricing of 2%, due to the favorable impact from strategic pricing actions, partially offset by changes in mix, and the increase in volume of 1%.

**GROSS MARGIN**

Gross margin in fiscal 2023 decreased to 71.3% as compared with 75.7% in fiscal 2022.

| | Fiscal 2023 vs. Fiscal 2022 Favorable (Unfavorable) Basis Points |
|---|---|
| Mix of business | (225) |
| Obsolescence charges | (100) |
| Manufacturing costs and other | (145) |
| Foreign exchange transactions | 30 |
| Total | (440) |

The decrease in gross margin in fiscal 2023 reflected unfavorable impacts from changes in our mix of business, higher manufacturing costs and other, and higher obsolescence charges. The unfavorable impact from our mix of business is primarily driven by category mix, driven by the decrease in skin care net sales which typically have higher margins than other product categories, as well as higher costs associated with promotional items. Manufacturing costs and other increased, driven by higher expenses within our inventory deferrals recognized during the current year reflecting lower production volume due to lower demand and higher costs for freight and material commodities. The unfavorable impact from obsolescence charges is primarily due to excess inventory on hand and increased levels of inventory destruction and reserves driven by lower demand that resulted in lower product shipments.

**OPERATING EXPENSES**

Operating expenses as a percentage of net sales in fiscal 2023 increased to 61.8% as compared with 57.9% in fiscal 2022.

| | Fiscal 2023 vs. Fiscal 2022 Favorable (Unfavorable) Basis Points |
|---|---|
| General and administrative expenses | (80) |
| Advertising, merchandising, sampling and product development | (190) |
| Selling | (90) |
| Shipping | (40) |
| Store operating costs | (50) |
| Stock-based compensation | 30 |
| Foreign exchange transactions | 10 |
| Subtotal | (410) |
| Charges associated with restructuring and other activities | 50 |
| Other intangible asset impairments | 10 |
| Changes in fair value of acquisition-related stock options | (40) |
| Total | (390) |

The unfavorable change in operating expense margin in fiscal 2023 reflected unfavorable impacts relating to advertising, merchandising, sampling and product development, selling expenses, general and administrative expenses, and shipping expenses, driven by the decrease in net sales.

Operating expenses in total decreased $425 million in fiscal 2023, at a slower pace as compared to the decrease in net sales, as we continued to invest in our business, particularly in advertising, merchandising sampling and product development, as well as in selling, while also decreasing certain expenses through disciplined expense management. Additionally, general and administrative expenses decreased in fiscal 2023, driven by lower employee incentive compensation.

**OPERATING RESULTS**

| ($ in millions) | Year Ended June 30 | | | |
| --- | --- | --- | --- | --- |
| | **2023** | | **2022** | |
| **As Reported:** | | | | |
| Operating income | $ | 1,509 | $ | 3,170 |
| $ Change from prior year | | (1,661) | | 552 |
| % Change from prior year | | (52)% | | 21 % |
| | | | | |
| Operating Margin | | 9.5 % | | 17.9 % |
| | | | | |
| **Non-GAAP Financial Measure[1]:** | | | | |
| | | | | |
| % Change in operating income from the prior year adjusting for the impact of charges associated with restructuring and other activities, other intangible asset impairments and the change in fair value of acquisition-related stock options | | (48)% | | 14 % |

[1] See *"Reconciliations of Non-GAAP Financial Measures"* beginning on page 47 for reconciliations between non-GAAP financial measures and the most directly comparable U.S. GAAP measures.

The reported operating margin for fiscal 2023 decreased from the prior year, primarily driven by the decreases in net sales, gross margin and operating expense margin, discussed above.

Charges associated with restructuring and other activities are not allocated to our product categories or geographic regions because they are centrally directed and controlled, are not included in internal measures of product category or geographic region performance and result from activities that are deemed Company-wide initiatives to redesign, resize and reorganize select areas of the business. Accordingly, the following discussions of Operating income by *Product Categories* and *Geographic Regions* exclude the fiscal 2023 and 2022 impact of charges associated with restructuring and other activities of $85 million, or approximately 1% of net sales and $144 million, or approximately 1% of net sales, respectively.

*Product Categories*

**Skin Care**

| ($ in millions) | Year Ended June 30 | | | |
| --- | --- | --- | --- | --- |
| | **2023** | | **2022** | |
| **As Reported:** | | | | |
| Operating income | $ | 1,204 | $ | 2,753 |
| $ Change from prior year | | (1,549) | | (283) |
| % Change from prior year | | (56)% | | (9)% |
| | | | | |
| **Non-GAAP Financial Measure[1]:** | | | | |
| % Change in operating income from the prior year adjusting for the impact of other intangible asset impairments and the change in fair value of acquisition-related stock options | | (55)% | | (8)% |

[1] See *"Reconciliations of Non-GAAP Financial Measures"* beginning on page 47 for reconciliations between non-GAAP financial measures and the most directly comparable U.S. GAAP measures.

Reported skin care operating income decreased in fiscal 2023 reflecting lower operating results from Estée Lauder, La Mer, Clinique and Origins, combined, of approximately $1,556 million, primarily driven by decreases in net sales, partially offset by disciplined advertising and promotional expense management, as well as an unfavorable year-over-year impact for the change in fair value of acquisition-related stock options of $75 million relating to the fiscal 2021 increase in our investment in DECIEM. Also contributing to the decrease in skin care operating income from Estée Lauder, La Mer and Clinique was a higher cost of sales. The increase in cost of sales from Estée Lauder was due in part to higher manufacturing costs and obsolescence charges. The increase in cost of sales from La Mer was due in part to higher manufacturing costs and the increase in cost of sales from Clinique was due in part to higher costs for promotional items. The decrease in operating income from Origins was also partially offset by a lower cost of sales due to the net sales decrease and lower selling expenses due to the closure of freestanding stores during fiscal 2023.

Partially offsetting the decrease in skin care operating income in fiscal 2023 was the favorable year-over-year impact of other intangible asset impairments related to Dr.Jart+ and GLAMGLOW of $141 million, combined, and lower employee incentive compensation compared to the prior year.

**Makeup**

| ($ in millions) | Year Ended June 30 | |
| --- | --- | --- |
| | **2023** | **2022** |
| **As Reported:** | | |
| Operating income (loss) | $ (22) | $ 133 |
| $ Change from prior year | (155) | 517 |
| | (100+)% | 100+% |
| | | |
| **Non-GAAP Financial Measure[1]:** | | |
| % Change in operating income from the prior year adjusting for the impact of other intangible asset impairments and the change in fair value of acquisition-related stock options | (35)% | 100+% |

[1] See *"Reconciliations of Non-GAAP Financial Measures"* beginning on page 47 for reconciliations between non-GAAP financial measures and the most directly comparable U.S. GAAP measures.

Reported makeup operating income decreased in fiscal 2023, reflecting lower results from Estée Lauder, TOM FORD and La Mer, combined, of approximately $191 million, primarily driven by a decrease in net sales, as well as the fiscal 2023 second quarter other intangible asset impairments related to Too Faced and Smashbox of $107 million, combined. The decrease in operating income from TOM FORD also reflected a higher cost of sales, due in part to higher manufacturing costs and higher obsolescence charges. Also contributing to the decrease in operating income from La Mer was higher advertising and promotional activities, partially offset by a lower cost of sales due to lower net sales compared to the prior year. Partially offsetting the decrease in operating income from Estée Lauder was disciplined advertising and promotional expense management.

Partially offsetting the decrease in makeup operating income in fiscal 2023 were higher results from M·A·C, primarily driven by the recognition of previously deferred revenue due to changes to the BACK-To-M·A·C take back program and lower store operating costs, partially offset by an increase in cost of sales, as well as lower employee incentive compensation compared to the prior year.

**Fragrance**

| ($ in millions) | Year Ended June 30 | |
| --- | --- | --- |
| | **2023** | **2022** |
| **As Reported:** | | |
| Operating income | $ 440 | $ 456 |
| $ Change from prior year | (16) | 241 |
| % Change from prior year | (4)% | 100+% |

Reported fragrance operating income decreased in fiscal 2023, reflecting lower results from Jo Malone London and the impact of license terminations related to certain of our designer fragrances effective June 30, 2022, combined, of approximately $98 million. The lower results from Jo Malone London were driven by a decrease in net sales, higher cost of sales, due, in part, to an increase in promotional items, and higher selling expenses due to increased staffing costs compared to the prior year.

Partially offsetting the decrease in fragrance operating income were higher results from Estée Lauder and Le Labo, combined, of approximately $83 million, driven by increases in net sales. Also contributing to the increase in operating income from Estée Lauder was disciplined advertising and promotional expense management, partially offset by a higher cost of sales. Partially offsetting the increase in operating income from Le Labo was higher advertising and promotional activities, higher selling expenses due to increased staffing costs compared to the prior year and higher store operating costs. Also partially offsetting the decrease in fragrance operating income was lower employee incentive compensation compared to the prior year.

**Hair Care**

| ($ in millions) | Year Ended June 30 | | | |
|---|---|---|---|---|
| | 2023 | | 2022 | |
| **As Reported:** | | | | |
| Operating loss | $ | (34) | $ | (28) |
| $ Change from prior year | | (6) | | (9) |
| % Change from prior year | | (21)% | | (47)% |

Reported hair care operating results decreased in fiscal 2023, primarily driven by lower results from Aveda and Bumble and bumble, combined, of approximately $53 million. The lower results from Aveda reflected a higher cost of sales, higher advertising and promotional activities to support the brand's expansion into mainland China during fiscal 2023 and key shopping moments and a decrease in net sales. Operating results from Bumble and bumble decreased, primarily driven by higher cost of sales.

Partially offsetting the decrease in hair care operating income was lower employee incentive compensation compared to the prior year.

*Geographic Regions*

**The Americas**

| ($ in millions) | Year Ended June 30 | | | |
|---|---|---|---|---|
| | 2023 | | 2022 | |
| **As Reported:** | | | | |
| Operating income | $ | (73) | $ | 1,159 |
| $ Change from prior year | | (1,232) | | 641 |
| % Change from prior year | | (100+)% | | 100+% |
| | | | | |
| **Non-GAAP Financial Measure[1]:** | | | | |
| % Change in operating income from the prior year adjusting for the impact of other intangible asset impairments and the change in fair value of acquisition-related stock options | | (95)% | | 60 % |

[1] See *"Reconciliations of Non-GAAP Financial Measures"* beginning on page 47 for reconciliations between non-GAAP financial measures and the most directly comparable U.S. GAAP measures.

Reported operating results decreased in The Americas in fiscal 2023, primarily reflecting lower operating results from North America of approximately $1,226 million. The decrease in operating results in North America was primarily driven by the United States, reflecting lower intercompany royalty income of $670 million compared to the prior year, driven by a decrease in net sales in our travel retail business, higher cost of sales driven by higher manufacturing costs and obsolescence charges, a decrease in net sales, and the unfavorable year-over-year impact of other intangible asset impairments of $96 million. Also contributing to the decrease in operating income in North America was the unfavorable year-over-year impact of the change in fair value of acquisition-related stock options of $77 million relating to the fiscal 2021 increase in our investment in DECIEM.

**Europe, the Middle East & Africa**

| ($ in millions) | Year Ended June 30 | | | |
|---|---|---|---|---|
| | **2023** | | **2022** | |
| **As Reported:** | | | | |
| Operating income | $ | 843 | $ | 1,360 |
| $ Change from prior year | | (517) | | 25 |
| % Change from prior year | | (38)% | | 2 % |

Reported operating income decreased in Europe, the Middle East & Africa in fiscal 2023, primarily driven by lower results from our travel retail business, primarily driven by the decrease in net sales, partially offset by the associated decrease in intercompany royalty expense to The Americas of $670 million.

**Asia/Pacific**

| ($ in millions) | Year Ended June 30 | | | |
|---|---|---|---|---|
| | **2023** | | **2022** | |
| **As Reported:** | | | | |
| Operating income | $ | 824 | $ | 795 |
| $ Change from prior year | | 29 | | (198) |
| % Change from prior year | | 4 % | | (20)% |
| | | | | |
| **Non-GAAP Financial Measure[1]:** | | | | |
| % Change in operating income from the prior year adjusting for the impact of other intangible asset impairments | | (10)% | | 3 % |

[1] See *"Reconciliations of Non-GAAP Financial Measures"* beginning on page 47 for reconciliations between non-GAAP financial measures and the most directly comparable U.S. GAAP measures.

Reported operating income increased in Asia/Pacific in fiscal 2023, primarily reflecting a favorable year-over-year impact of other intangible asset impairments of $130 million and higher results from Hong Kong SAR and Macau SAR and Southeast Asia, combined of approximately $67 million, primarily driven by an increase in net sales, partially offset by a higher cost of sales.

Partially offsetting the increase in operating income in Asia/Pacific in fiscal 2023 were lower operating results in mainland China, Korea and Japan, combined, of approximately $149 million. The lower operating results in mainland China were driven by a decrease in net sales and an increase in cost of sales reflecting higher obsolescence charges and an increase in promotional items, partially offset by disciplined advertising and promotional expense management and lower selling costs compared to the prior year. Operating income in Korea decreased, led by Dr.Jart+, due to decreases in net sales, partially offset by lower selling expenses and cost of sales. Operating income in Japan decreased, driven by the decrease in net sales, partially offset by lower selling expenses.

**INTEREST AND INVESTMENT INCOME**

| (In millions) | Year Ended June 30 | | | |
|---|---|---|---|---|
| | **2023** | | **2022** | |
| Interest expense | $ | 255 | $ | 167 |
| Interest income and investment income, net | $ | 131 | $ | 30 |

Interest expense increased in fiscal 2023, primarily reflecting a higher debt balance, due in part to the financing of our acquisition of the TOM FORD brand, including the issuance of commercial paper primarily in the second half of fiscal 2023, and the issuance of Senior Notes in May 2023 and higher interest rates compared to the prior year. Interest income and investment income, net increased, primarily reflecting higher interest rates compared to the prior year.

**OTHER INCOME, NET**

On May 18, 2021, we acquired additional shares in DECIEM, a Toronto-based skin care company, for $1,092 million in cash, including proceeds from the issuance of debt. DECIEM is a multi-brand beauty company with a brand portfolio that includes The Ordinary and NIOD. We originally acquired a minority interest in DECIEM in June 2017. The minority interest was accounted for as an equity method investment, which had a carrying value of $65 million at the acquisition date. The acquisition of additional shares increased our fully diluted equity interest from approximately 29% to approximately 76% and was considered a step acquisition. On a fully diluted basis, the DECIEM stock options approximated 4% of the total capital structure. Accordingly, for purposes of determining the consideration transferred, we excluded the DECIEM stock options, which resulted in an increase in our post-acquisition undiluted equity interest from approximately 30% to approximately 78% and the post-acquisition undiluted equity interest of the remaining noncontrolling interest holders of approximately 22%. We remeasured the previously held equity method investment to its fair value of $913 million, resulting in the recognition of a gain of $848 million. The gain on our previously held equity method investment is included in Other income, net in the accompanying consolidated statements of earnings for the year ended June 30, 2021. As part of the increase in our investment, we were granted the right to purchase ("Call Option"), and granted the remaining investors a right to sell to us ("Put Option"), the remaining interests after a three-year period, with a purchase price based on the future performance of DECIEM (the "net Put (Call) Option"). As a result of this redemption feature, we recorded redeemable noncontrolling interest, at its acquisition-date fair value, that is classified as mezzanine equity in the accompanying consolidated balance sheets at June 30, 2021. The accounting for the DECIEM business combination was finalized during the fiscal 2022 third quarter.

See *Item 8. Financial Statements and Supplementary Data – Note 5 – Business and Asset Acquisitions* for additional information.

**PROVISION FOR INCOME TAXES**

The provision for income taxes represents U.S. federal, foreign, state and local income taxes. The effective rate differs from the federal statutory rate primarily due to the effect of state and local income taxes, the tax impact of share-based compensation, the taxation of foreign income and income tax reserve adjustments, which represent changes in our net liability for unrecognized tax benefits including tax settlements and lapses of the applicable statutes of limitations. Our effective tax rate will change from year-to-year based on recurring and non-recurring factors including the geographical mix of earnings, enacted tax legislation, state and local income taxes, tax reserve adjustments, the tax impact of share-based compensation, the interaction of various global tax strategies and the impact from certain acquisitions.

The Tax Cuts and Jobs Act (the "TCJA") included broad and complex changes to the U.S. tax code that impacted our accounting and reporting for income taxes. See *Item 8. Financial Statements and Supplementary Data – Note 9 – Income Taxes* for further discussion relating to the TCJA.

| | Year Ended June 30 | |
|---|---|---|
| ($ in millions) | **2023** | **2022** |
| **Earnings before income taxes:** | $ 1,397 | $ 3,036 |
| | | |
| **As Reported:** | | |
| Effective rate for income taxes | 27.7 % | 20.7 % |
| Basis-point change from prior year | 700 | 700 |
| | | |
| **Non-GAAP Financial Measure**[1]**:** | | |
| Effective rate for income taxes | 26.5 % | 21.3 % |

[1] Excludes the net impact on the effective tax rates of charges associated with restructuring and other activities, other intangible asset impairments and changes in the fair value of acquisition-related stock options.

The effective tax rate for fiscal 2023 increased approximately 700 basis points. The increase was primarily attributable to a higher effective tax rate on the Company's foreign operations of approximately 720 basis points, due to the Company's geographical mix of earnings for fiscal 2023.

**NET EARNINGS ATTRIBUTABLE TO THE ESTÉE LAUDER COMPANIES INC.**

| | | Year Ended June 30 | | |
|---|---|---|---|---|
| ($ in millions, except per share data) | | **2023** | | **2022** |
| **As Reported:** | | | | |
| Net earnings attributable to The Estée Lauder Companies Inc. | $ | 1,006 | $ | 2,390 |
| $ Change from prior year | | (1,384) | | (480) |
| % Change from prior year | | (58)% | | (17)% |
| Diluted net earnings per common share | $ | 2.79 | $ | 6.55 |
| | | | | |
| % Change from prior year | | (57)% | | (16)% |
| | | | | |
| **Non-GAAP Financial Measure**[1]**:** | | | | |
| | | | | |
| % Change in diluted net earnings per common share from the prior year adjusting for the impact of charges associated with restructuring and other activities, other intangible asset impairments and the change in fair value of acquisition-related stock options | | (52)% | | 12 % |

[1] See *"Reconciliations of Non-GAAP Financial Measures"* below for reconciliations between non-GAAP financial measures and the most directly comparable U.S. GAAP measures.

**RECONCILIATIONS OF NON-GAAP FINANCIAL MEASURES**

We use certain non-GAAP financial measures, among other financial measures, to evaluate our operating performance, which represent the manner in which we conduct and view our business. Management believes that excluding certain items that are not comparable from period to period, or do not reflect the Company's underlying ongoing business, provides transparency for such items and helps investors and others compare and analyze our operating performance from period to period. In the future, we expect to incur charges or adjustments similar in nature to those presented below; however, the impact to the Company's results in a given period may be highly variable and difficult to predict. Our non-GAAP financial measures may not be comparable to similarly titled measures used by, or determined in a manner consistent with, other companies. While we consider the non-GAAP measures useful in analyzing our results, they are not intended to replace, or act as a substitute for, any presentation included in the consolidated financial statements prepared in conformity with U.S. GAAP. The following tables present Net sales, Operating income and Diluted net earnings per common share adjusted to exclude the impact of charges associated with restructuring and other activities; other intangible asset impairments; the change in fair value of acquisition-related stock options; and the effects of foreign currency translation. The following tables provide reconciliations between these non-GAAP financial measures and the most directly comparable U.S. GAAP measures.

| ($ in millions, except per share data) | Year Ended June 30 | | Variance | % Change | % Change in Constant Currency |
| | 2023 | 2022 | | | |
|---|---|---|---|---|---|
| Net sales, as reported | $ 15,910 | $ 17,737 | $ (1,827) | (10)% | (7)% |
| Returns associated with restructuring and other activities | 27 | 4 | 23 | | |
| Net sales, as adjusted | $ 15,937 | $ 17,741 | $ (1,804) | (10)% | (7)% |
| | | | | | |
| Operating income, as reported | $ 1,509 | $ 3,170 | $ (1,661) | (52)% | (49)% |
| Charges associated with restructuring and other activities | 85 | 144 | (59) | | |
| Other intangible asset impairments | 207 | 241 | (34) | | |
| Change in fair value of acquisition-related stock options | 22 | (55) | 77 | | |
| Operating income, as adjusted | $ 1,823 | $ 3,500 | $ (1,677) | (48)% | (44)% |
| | | | | | |
| Diluted net earnings per common share, as reported | $ 2.79 | $ 6.55 | $ (3.76) | (57)% | (54)% |
| Charges associated with restructuring and other activities | .18 | .31 | (.13) | | |
| Other intangible asset impairments | .44 | .50 | (.06) | | |
| Change in fair value of acquisition-related stock options (less portion attributable to redeemable noncontrolling interest) | .05 | (.12) | .17 | | |
| Diluted net earnings per common share, as adjusted | $ 3.46 | $ 7.24 | $ (3.78) | (52)% | (49)% |

As diluted net earnings per common share, as adjusted, is used as a measure of the Company's performance, we consider the impact of current and deferred income taxes when calculating the per-share impact of each of the reconciling items.

The following table reconciles the change in net sales by product category and geographic region, as reported, to the change in net sales excluding the effects of foreign currency translation:

| ($ in millions) | As Reported Year Ended June 30 | | | Impact of foreign currency translation | Variance, in constant currency | % Change, as reported | % Change, in constant currency |
|---|---|---|---|---|---|---|---|
| | **2023** | **2022** | **Variance** | | | | |
| **By Product Category:** | | | | | | | |
| Skin Care | $ 8,202 | $ 9,886 | $ (1,684) | $ 337 | $ (1,347) | (17)% | (14)% |
| Makeup | 4,516 | 4,667 | (151) | 166 | 15 | (3) | — |
| Fragrance | 2,512 | 2,508 | 4 | 108 | 112 | — | 4 |
| Hair Care | 653 | 631 | 22 | 16 | 38 | 3 | 6 |
| Other | 54 | 49 | 5 | 2 | 7 | 10 | 14 |
| | 15,937 | 17,741 | (1,804) | 629 | (1,175) | (10) | (7) |
| Returns associated with restructuring and other activities | (27) | (4) | (23) | — | (23) | | |
| Total | $ 15,910 | $ 17,737 | $ (1,827) | $ 629 | $ (1,198) | (10)% | (7)% |
| | | | | | | | |
| **By Region:** | | | | | | | |
| The Americas | $ 4,518 | $ 4,623 | $ (105) | $ (11) | $ (116) | (2)% | (3)% |
| Europe, the Middle East & Africa | 6,225 | 7,681 | (1,456) | 205 | (1,251) | (19) | (16) |
| Asia/Pacific | 5,194 | 5,437 | (243) | 435 | 192 | (4) | 4 |
| | 15,937 | 17,741 | (1,804) | 629 | (1,175) | (10) | (7) |
| Returns associated with restructuring and other activities | (27) | (4) | (23) | — | (23) | | |
| Total | $ 15,910 | $ 17,737 | $ (1,827) | $ 629 | $ (1,198) | (10)% | (7)% |

The following tables reconcile the change in operating results by product category and geographic region, as reported, to the change in operating income excluding the impact of other intangible asset impairments and the change in fair value of acquisition-related stock options:

| ($ in millions) | As Reported | | | Add: Changes in Other intangible asset impairments | Add: Change in fair value of acquisition-related stock options | Variance, as adjusted | % Change, as reported | % Change, as adjusted |
|---|---|---|---|---|---|---|---|---|
| | Year Ended June 30 | | | | | | | |
| | 2023 | 2022 | Variance | | | | | |
| **By Product Category:** | | | | | | | | |
| Skin Care | $1,204 | $ 2,753 | $ (1,549) | $ (141) | $ 75 | $ (1,615) | (56)% | (55)% |
| Makeup | (22) | 133 | (155) | 107 | 2 | (46) | (100+) | (35) |
| Fragrance | 440 | 456 | (16) | — | — | (16) | (4) | (4) |
| Hair Care | (34) | (28) | (6) | — | — | (6) | (21) | (21) |
| Other | 6 | — | 6 | — | — | 6 | 100 | 100 |
| | 1,594 | 3,314 | $ (1,720) | $ (34) | $ 77 | $ (1,677) | (52)% | (48)% |
| Charges associated with restructuring and other activities | (85) | (144) | | | | | | |
| Total | $1,509 | $ 3,170 | | | | | | |
| | | | | | | | | |
| **By Region:** | | | | | | | | |
| The Americas | $ (73) | $ 1,159 | $ (1,232) | $ 96 | $ 77 | $ (1,059) | (100+)% | (95)% |
| Europe, the Middle East & Africa | 843 | 1,360 | (517) | — | — | (517) | (38) | (38) |
| Asia/Pacific | 824 | 795 | 29 | (130) | — | (101) | 4 | (10) |
| | 1,594 | 3,314 | $ (1,720) | $ (34) | $ 77 | $ (1,677) | (52)% | (48)% |
| Charges associated with restructuring and other activities | (85) | (144) | | | | | | |
| Total | $1,509 | $ 3,170 | | | | | | |

# FINANCIAL CONDITION

## LIQUIDITY AND CAPITAL RESOURCES

### Overview

Our principal sources of funds historically have been cash flows from operations, borrowings pursuant to our commercial paper program, borrowings from the issuance of long-term debt and committed and uncommitted credit lines provided by banks and other lenders in the United States and abroad. At June 30, 2023, we had cash and cash equivalents of $4,029 million compared with $3,957 million at June 30, 2022. Our cash and cash equivalents are maintained at a number of financial institutions. To mitigate the risk of uninsured balances, we select financial institutions based on their credit ratings and financial strength, and we perform ongoing evaluations of these institutions to limit our concentration risk exposure. During the fourth quarter of fiscal 2023, we temporarily reduced our holdings of bank deposits and increased our allocation of government money market funds, due to stresses in the global banking system.

Based on past performance and current expectations, we believe that cash on hand, cash generated from operations, available credit lines and access to credit markets will be adequate to support seasonal working capital needs, currently planned business operations, information technology enhancements, capital expenditures, acquisitions, dividends, stock repurchases, restructuring initiatives, commitments and other contractual obligations on both a near-term and long-term basis.

The TCJA resulted in the Transition Tax on unrepatriated earnings of our foreign subsidiaries and changed the tax law in ways that present opportunities to repatriate cash without additional U.S. federal income tax. As a result, we changed our indefinite reinvestment assertion related to certain foreign earnings. As explained in further detail in *Item 8. Financial Statements and Supplementary Data – Note 9 – Income Taxes*, during the fiscal 2023 fourth quarter, we changed our assertion regarding our ability and intent to indefinitely reinvest undistributed earnings from certain foreign subsidiaries. We continue to analyze the indefinite reinvestment assertion on our remaining applicable foreign earnings. We do not believe that continuing to reinvest these remaining applicable foreign earnings impairs our ability to meet our domestic debt or working capital obligations. If these reinvested earnings were repatriated into the United States as dividends, we would be subject to state income taxes and applicable foreign taxes in certain jurisdictions.

Inflation impacted our operating results during fiscal 2023 and we expect it to continue. Generally, we have plans to introduce new products at higher prices, increase prices and implement other operating efficiencies which we expect to offset some of these cost increases.

### Credit Ratings

Changes in our credit ratings will likely result in changes in our borrowing costs. Our credit ratings also impact the cost of our revolving credit facility. Downgrades in our credit ratings may reduce our ability to issue commercial paper and/or long-term debt and would likely increase the relative costs of borrowing. A credit rating is not a recommendation to buy, sell, or hold securities, is subject to revision or withdrawal at any time by the assigning rating organization, and should be evaluated independently of any other rating. As of August 11, 2023, our long-term debt is rated A+ with a negative outlook by Standard & Poor's and A1 with a stable outlook by Moody's.

### Debt and Access to Liquidity

Total debt as a percent of total capitalization (excluding noncontrolling interests) increased to 59% at June 30, 2023 from 49% at June 30, 2022, primarily due to the increase in total debt, reflecting the financing of our acquisition of the TOM FORD brand, including the issuance of commercial paper primarily in the second half of fiscal 2023, and the issuance of Senior Notes in May 2023.

For further information regarding our current and long-term debt and available financing, see *Item 8. Financial Statements and Supplementary Data – Note 11 – Debt*.

### Cash Flows

| (In millions) | Year Ended June 30 | |
| --- | ---: | ---: |
| | **2023** | **2022** |
| Net cash provided by operating activities | $ 1,731 | $ 3,040 |
| Net cash used for investing activities | $ (3,217) | $ (945) |
| Net cash provided by (used for) financing activities | $ 1,590 | $ (3,036) |

The change in net cash flows provided by operating activities primarily reflected lower earnings before tax, excluding non-cash items, partially offset by the favorable change in working capital, reflecting a favorable change in inventory and promotional merchandise and accounts receivable, partially offset by lower accounts payable due to timing of payments and lower other accrued and noncurrent liabilities, which includes the settlement of net investment hedges.

The change in net cash flows used for investing activities was primarily driven by cash paid in connection with the acquisition of the TOM FORD brand during the fiscal 2023 fourth quarter and also reflects a favorable impact from the settlement of net investment hedges, which is offset by the unfavorable change in other accrued liabilities as discussed above.

The change in net cash flows provided by (used for) financing activities primarily reflected lower treasury stock purchases compared to the prior year, an increase in debt due to the issuance of Senior Notes in May 2023 and the issuance of commercial paper in the second half of fiscal 2023, due in part to finance our acquisition of the TOM FORD brand, partially offset by an increase in repayments of long-term debt.

See *Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Financial Condition* of the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2022 for the fiscal 2022 to fiscal 2021 comparative discussions.

### *Dividends*
For a summary of quarterly cash dividends declared per share on our Class A and Class B Common Stock during the year ended June 30, 2023 and through August 11, 2023, see *Item 8. Financial Statements and Supplementary Data – Note 17 – Common Stock*.

### *Pension and Post-retirement Plan Funding*

Several factors influence the annual funding requirements for our pension plans. For our domestic trust-based noncontributory qualified defined benefit pension plan ("U.S. Qualified Plan"), we seek to maintain appropriate funded percentages. For any future contributions to the U.S. Qualified Plan, we would seek to contribute an amount or amounts that would not be less than the minimum required by the Employee Retirement Income Security Act of 1974, as amended, ("ERISA") and subsequent pension legislation, and would not be more than the maximum amount deductible for income tax purposes. For each international plan, our funding policies are determined by local laws and regulations. In addition, amounts necessary to fund future obligations under these plans could vary depending on estimated assumptions. The effect of our pension plan funding on future operating results will depend on economic conditions, employee demographics, mortality rates, the number of participants electing to take lump-sum distributions, investment performance and funding decisions.

For the U.S. Qualified Plan, we maintain an investment strategy of matching the duration of a substantial portion of the plan assets with the duration of the underlying plan liabilities. This strategy assists us in maintaining our overall funded ratio. For fiscal 2023 and 2022, we met or exceeded all contribution requirements under ERISA regulations for the U.S. Qualified Plan. We expect to make a $50 million discretionary contribution to the U.S. Qualified Plan in the first quarter of fiscal 2024. As we continue to monitor the funded status, we may decide to make additional cash contributions to the U.S. Qualified Plan or our post-retirement medical plan in the United States during fiscal 2024.

The following table summarizes actual and expected benefit payments and contributions for our other pension and post-retirement plans:

| | Year Ended June 30 | | | | | |
|---|---|---|---|---|---|---|
| (In millions) | Expected 2024 | | 2023 | | 2022 | |
| Non-qualified domestic noncontributory pension plan benefit payments | $ | 22 | $ | 14 | $ | 18 |
| International defined benefit pension plan contributions | $ | 28 | $ | 35 | $ | 38 |
| Post-retirement plan benefit payments | $ | 11 | $ | 13 | $ | 11 |

### *Commitments and Contingencies*
For a discussion of our contingencies, see to *Item 8. Financial Statements and Supplementary Data – Note 16 – Commitments and Contingencies (Contractual Obligations)*.

*Contractual Obligations*

For a discussion of our contractual obligations, see *Item 8. Financial Statements and Supplementary Data – Note 16 – Commitments and Contingencies (Contractual Obligations)*.

*Derivative Financial Instruments and Hedging Activities*

For a discussion of our derivative financial instruments and hedging activities, see *Item 8. Financial Statements and Supplementary Data – Note 12 – Derivative Financial Instruments*.

*Foreign Exchange Risk Management*

For a discussion of foreign exchange risk management, see *Item 8. Financial Statements and Supplementary Data – Note 12 – Derivative Financial Instruments (Cash Flow Hedges, Net Investment Hedges)*.

*Credit Risk*

For a discussion of credit risk, see *Item 8. Financial Statements and Supplementary Data – Note 12 – Derivative Financial Instruments (Credit Risk)*.

*Market Risk*

We address certain financial exposures through a controlled program of market risk management that includes the use of foreign currency forward contracts to reduce the effects of fluctuating foreign currency exchange rates and to mitigate the change in fair value of specific assets and liabilities on the balance sheet. To perform a sensitivity analysis of our foreign currency forward contracts, we assess the change in fair values from the impact of hypothetical changes in foreign currency exchange rates. A hypothetical 10% weakening of the U.S. dollar against the foreign exchange rates for the currencies in our portfolio would have resulted in a net decrease in the fair value of our portfolio of approximately $265 million and $259 million as of June 30, 2023 and 2022, respectively. This potential change does not consider our underlying foreign currency exposures.

We also enter into cross-currency swap contracts to hedge the impact of foreign currency changes on certain intercompany foreign currency denominated debt. A hypothetical 10% weakening of the U.S. dollar against the foreign exchange rates for the currencies in our cross-currency swap contracts would have resulted in a net decrease in the fair value of our cross-currency swap contracts of approximately $49 million as of June 30, 2023.

In addition, we enter into interest rate derivatives to manage the effects of interest rate movements on our aggregate liability portfolio, including future debt issuances. Based on a hypothetical 100 basis point increase in interest rates, the estimated fair value of our interest rate derivatives would decrease by approximately $55 million and $41 million as of June 30, 2023 and 2022, respectively.

Our sensitivity analysis represents an estimate of reasonably possible net losses that would be recognized on our portfolio of derivative financial instruments assuming hypothetical movements in future market rates and is not necessarily indicative of actual results, which may or may not occur. It does not represent the maximum possible loss or any expected loss that may occur, since actual future gains and losses will differ from those estimated, based upon actual fluctuations in market rates, operating exposures, and the timing thereof, and changes in our portfolio of derivative financial instruments during the year. We believe, however, that any such loss incurred would be offset by the effects of market rate movements on the respective underlying transactions for which the derivative financial instrument was intended.

## OFF-BALANCE SHEET ARRANGEMENTS

We do not maintain any off-balance sheet arrangements, transactions, obligations or other relationships with unconsolidated entities that would be expected to have a material current or future effect upon our financial condition or results of operations.

## RECENTLY ISSUED ACCOUNTING STANDARDS

Refer to *Item 8. Financial Statements and Supplementary Data – Note 2 – Summary of Significant Accounting Policies* for discussion regarding the impact of accounting standards that were recently issued but not yet effective, on our consolidated financial statements.

**CRITICAL ACCOUNTING POLICIES AND ESTIMATES**

The discussion and analysis of our financial condition at June 30, 2023 and our results of operations for the three fiscal years ended June 30, 2023 are based upon our consolidated financial statements, which have been prepared in conformity with U.S. generally accepted accounting principles ("U.S. GAAP"). The preparation of these financial statements requires us to make estimates and assumptions that affect the amounts of assets, liabilities, revenues and expenses reported in those financial statements. These estimates and assumptions can be subjective and complex and, consequently, actual results could differ from those estimates. We consider accounting estimates to be critical if both (i) the nature of the estimate or assumption is material due to the levels of subjectivity and judgment involved, and (ii) the impact within a reasonable range of outcomes of the estimate and assumption is material to the Company's financial condition. Our critical accounting policies relate to Goodwill and Other Indefinite-lived Intangible Assets - Impairment Assessment, Income Taxes, and Asset Acquisition.

Management of the Company has discussed the selection of critical accounting policies and the effect of estimates with the Audit Committee of the Company's Board of Directors.

*Goodwill and Other Indefinite-lived Intangible Assets – Impairment Assessment*
Goodwill is calculated as the excess of the cost of purchased businesses over the fair value of their underlying net assets. Other indefinite-lived intangible assets principally consist of trademarks. Goodwill and other indefinite-lived intangible assets are not amortized.

When testing goodwill and other indefinite-lived intangible assets for impairment, we have the option of first performing a qualitative assessment to determine whether it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform a quantitative impairment test. If necessary, we can perform a single step quantitative goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount and record an impairment charge for the amount that the carrying amount exceeds the fair value, up to the total amount of goodwill allocated to that reporting unit.

For fiscal 2023, we elected to perform the qualitative assessment for the goodwill in certain of our reporting units and other indefinite-lived intangible assets. This qualitative assessment included the review of certain macroeconomic factors and entity-specific qualitative factors to determine if it was more-likely-than-not that the fair values of its reporting units were below carrying value. We considered macroeconomic factors including the global economic growth, general macroeconomic trends for the markets in which the reporting units operate and the intangible assets are employed, and the growth of the global prestige beauty industry. In addition to these macroeconomic factors, among other things, we considered the reporting units' current results and forecasts, any changes in the nature of the business, any significant legal, regulatory, contractual, political or other business climate factors, changes in the industry/competitive environment, changes in the composition or carrying amount of net assets and its intention to sell or dispose of a reporting unit or cease the use of a trademark.

For fiscal 2023, a quantitative assessment was performed for the goodwill in certain of our reporting units and other indefinite-lived intangible assets. We engaged third-party valuation specialists and used industry accepted valuation models and criteria that were reviewed and approved by various levels of management. To determine the estimated fair value of the reporting units, we used an equal weighting of the income and market approaches. Under the income approach, we determined fair value using a discounted cash flow method, projecting future cash flows of each reporting unit, as well as a terminal value, and discounting such cash flows at a rate of return that reflected the relative risk of the cash flows. Under the market approach, we utilized market multiples from publicly traded companies with similar operating and investment characteristics as the reporting unit. The significant assumptions used in these two approaches include revenue growth rates and profit margins, terminal value, the weighted average cost of capital used to discount future cash flows and comparable market multiples. To determine the estimated fair value of other indefinite-lived intangible assets, we used an income approach, specifically the relief-from-royalty method. This method assumes that, in lieu of ownership, a third party would be willing to pay a royalty in order to obtain the rights to use the comparable asset. The significant assumptions used in this approach include revenue growth rates, terminal value, the weighted average cost of capital used to discount future cash flows and royalty rate.

For fiscal 2022, we elected to perform the quantitative assessment for the goodwill in each of its reporting units and indefinite-lived intangible assets. We engaged a third-party valuation specialist and used industry accepted valuation models and criteria that were reviewed and approved by various levels of management. To determine the estimated fair value of the reporting units, we used an equal weighting of the income and market approaches. Under the income approach, we determined fair value using a discounted cash flow method, projecting future cash flows of each reporting unit, as well as a terminal value, and discounting such cash flows at a rate of return that reflected the relative risk of the cash flows. Under the market approach, we utilized market multiples from publicly traded companies with similar operating and investment characteristics as the reporting unit. The significant assumptions used in these two approaches include revenue growth rates and profit margins, terminal value, the weighted average cost of capital used to discount future cash flows and comparable market multiples. To determine the estimated fair value of other indefinite-lived intangible assets, we used an income approach, specifically the relief-from-royalty method. This method assumes that, in lieu of ownership, a third party would be willing to pay a royalty in order to obtain the rights to use the comparable asset. The significant assumptions used in this approach include revenue growth rates, terminal value, the weighted average cost of capital used to discount future cash flows and royalty rate.

For further discussion of the methods used and factors considered in our estimates as part of the impairment testing for Goodwill and Other Indefinite-lived Intangible Assets, see *Item 8. Financial Statements and Supplementary Data – Note 2 – Summary of Significant Accounting Policies*, *Note 6 – Goodwill and Other Intangible Assets*.

### *Income Taxes*

We calculate and provide for income taxes in each tax jurisdiction in which we operate. As the application of various tax laws relevant to our global business is often uncertain, significant judgment is required in determining our annual tax expense and in evaluating our tax positions. The provision for income taxes includes the amounts payable or refundable for the current year, the effect of deferred taxes and impacts from uncertain tax positions.

We recognize deferred tax assets and liabilities for future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax basis, net operating losses, tax credit and other carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates when the assets and liabilities are expected to be realized or settled. We regularly review deferred tax assets for realizability and establish valuation allowances based on available evidence including historical operating losses, projected future taxable income, expected timing of the reversals of existing temporary differences, and appropriate tax planning strategies. If our assessment of the realizability of a deferred tax asset changes, an increase to a valuation allowance will result in a reduction of net earnings at that time, while the reduction of a valuation allowance will result in an increase of net earnings at that time.

We provide tax reserves for U.S. federal, state, local and foreign tax exposures relating to periods subject to audit. The development of reserves for these exposures requires judgments about tax issues, potential outcomes and timing, and is a subjective critical estimate. We assess our tax positions and record tax benefits for all years subject to examination based upon management's evaluation of the facts, circumstances, and information available at the reporting dates. For those tax positions where it is more-likely-than-not that a tax benefit will be sustained, we have recorded the largest amount of tax benefit with a greater than 50% likelihood of being realized upon settlement with a tax authority that has full knowledge of all relevant information. For those tax positions where it is more-likely-than-not that a tax benefit will not be sustained, no tax benefit has been recognized in the consolidated financial statements. We classify applicable interest and penalties as a component of the provision for income taxes. Although the outcome relating to these exposures is uncertain, in our opinion adequate provisions for income taxes have been made for estimable potential liabilities emanating from these exposures. If actual outcomes differ materially from these estimates, they could have a material impact on our consolidated net earnings.

For further discussion of Income Taxes, see *Item 8. Financial Statements and Supplementary Data – Note 2 – Summary of Significant Accounting Policies* and *Note 9 – Income Taxes*.

### *Asset Acquisition*

We recognize assets acquired in an asset acquisition based on the cost to the Company on a relative fair value basis, which includes transaction costs in addition to consideration transferred and liabilities assumed or issued as part of the transaction. Neither goodwill nor bargain purchase gains are recognized in an asset acquisition; any excess of consideration transferred over the fair value of the net assets acquired, or the opposite, is allocated to qualifying assets based on their relative fair values. The determination of fair value, as well as the expected useful lives of certain assets acquired, requires management to make judgments and may involve the use of significant estimates, including assumptions with respect to estimated future cash flows and discount rates, among other things. Management estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable.

During fiscal 2023, we acquired 100% of the equity interests in 001 Del LLC ("001") in exchange for $2,550 million in consideration (the "TOM FORD Acquisition"). The TOM FORD Acquisition has been accounted for as an asset acquisition as the fair value of the gross assets acquired is concentrated in the value of the TOM FORD trademark intangible asset. The acquisition of 001 included existing license relationships for certain uses of the brand name, which were modified, terminated or otherwise renegotiated in connection with the transaction.

The total cost of the asset acquisition is $2,578 million and was allocated to the TOM FORD trademark. We engaged a third-party valuation specialist and used an income approach, specifically the relief-from-royalty method, to determine the fair value of the TOM FORD trademark. This method assumes that, in lieu of ownership, a third party would be willing to pay a royalty in order to obtain the rights to use the comparable asset. The significant assumptions used to estimate the fair value were revenue growth rates, terminal value, beauty royalty savings, the weighted average cost of capital used to discount future cash flows and royalty rates.

For further discussion of Business Combinations and Asset Acquisitions, see *Item 8. Financial Statements and Supplementary Data – Note 2 – Summary of Significant Accounting Policies*, *Note 5 – Business and Asset Acquisitions* and *Note 6 – Goodwill and Other Intangible Assets*.

## CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

We and our representatives from time to time make written or oral forward-looking statements, including in this and other filings with the Securities and Exchange Commission, in our press releases and in our reports to stockholders, which may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may address our expectations regarding sales, earnings or other future financial performance and liquidity, other performance measures, product introductions, entry into new geographic regions, information technology initiatives, new methods of sale, our long-term strategy, restructuring and other charges and resulting cost savings, and future operations or operating results. These statements may contain words like "expect," "will," "will likely result," "would," "believe," "estimate," "planned," "plans," "intends," "may," "should," "could," "anticipate," "estimate," "project," "projected," "forecast," and "forecasted" or similar expressions. Although we believe that our expectations are based on reasonable assumptions within the bounds of our knowledge of our business and operations, actual results may differ materially from our expectations. Factors that could cause actual results to differ from expectations include, without limitation:

(1) increased competitive activity from companies in the skin care, makeup, fragrance and hair care businesses;

(2) our ability to develop, produce and market new products on which future operating results may depend and to successfully address challenges in our business;

(3) consolidations, restructurings, bankruptcies and reorganizations in the retail industry causing a decrease in the number of stores that sell our products, an increase in the ownership concentration within the retail industry, ownership of retailers by our competitors or ownership of competitors by our customers that are retailers and our inability to collect receivables;

(4) destocking and tighter working capital management by retailers;

(5) the success, or changes in timing or scope, of new product launches and the success, or changes in timing or scope, of advertising, sampling and merchandising programs;

(6) shifts in the preferences of consumers as to where and how they shop;

(7) social, political and economic risks to our foreign or domestic manufacturing, distribution and retail operations, including changes in foreign investment and trade policies and regulations of the host countries and of the United States;

(8) changes in the laws, regulations and policies (including the interpretations and enforcement thereof) that affect, or will affect, our business, including those relating to our products or distribution networks, changes in accounting standards, tax laws and regulations, environmental or climate change laws, regulations or accords, trade rules and customs regulations, and the outcome and expense of legal or regulatory proceedings, and any action we may take as a result;

(9) foreign currency fluctuations affecting our results of operations and the value of our foreign assets, the relative prices at which we and our foreign competitors sell products in the same markets and our operating and manufacturing costs outside of the United States;

(10) changes in global or local conditions, including those due to volatility in the global credit and equity markets, natural or man-made disasters, real or perceived epidemics, supply chain challenges, inflation, or increased energy costs, that could affect consumer purchasing, the willingness or ability of consumers to travel and/or purchase our products while traveling, the financial strength of our customers, suppliers or other contract counterparties, our operations, the cost and availability of capital which we may need for new equipment, facilities or acquisitions, the returns that we are able to generate on our pension assets and the resulting impact on funding obligations, the cost and availability of raw materials and the assumptions underlying our critical accounting estimates;

(11) impacts attributable to the COVID-19 pandemic, including disruptions to our global business;

(12) shipment delays, commodity pricing, depletion of inventory and increased production costs resulting from disruptions of operations at any of the facilities that manufacture our products or at our distribution or inventory centers, including disruptions that may be caused by the implementation of information technology initiatives, or by restructurings;

(13) real estate rates and availability, which may affect our ability to increase or maintain the number of retail locations at which we sell our products and the costs associated with our other facilities;

(14) changes in product mix to products which are less profitable;

(15) our ability to acquire, develop or implement new information technology, including operational technology and websites, on a timely basis and within our cost estimates; to maintain continuous operations of our new and existing information technology; and to secure the data and other information that may be stored in such technologies or other systems or media;

(16) our ability to capitalize on opportunities for improved efficiency, such as publicly-announced strategies and restructuring and cost-savings initiatives, and to integrate acquired businesses and realize value therefrom;

(17) consequences attributable to local or international conflicts around the world, as well as from any terrorist action, retaliation and the threat of further action or retaliation;

(18) the timing and impact of acquisitions, investments and divestitures; and

(19) additional factors as described in our filings with the Securities and Exchange Commission, including this Annual Report on Form 10-K for the fiscal year ended June 30, 2023.

We assume no responsibility to update forward-looking statements made herein or otherwise.

**Item 7A.  *Quantitative and Qualitative Disclosures About Market Risk.***

The information required by this item is set forth in Item 7 of this Annual Report on Form 10-K under the caption *Liquidity and Capital Resources – Market Risk* and is incorporated herein by reference.

**Item 8.  *Financial Statements and Supplementary Data.***

The information required by this item appears beginning on page F-1 of this Annual Report on Form 10-K and is incorporated herein by reference.

**Item 9.  *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.***

None.

**Item 9A.** *Controls and Procedures.*

Our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) are designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission and to ensure that information required to be disclosed is accumulated and communicated to management, including our principal executive and financial officers, to allow timely decisions regarding disclosure. The Chief Executive Officer and the Chief Financial Officer, with assistance from other members of management, have evaluated the effectiveness of our disclosure controls and procedures, and, based on their evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures were effective as of June 30, 2023.

As part of our review of internal control over financial reporting, we make changes to systems and processes to improve such controls and increase efficiencies, while ensuring that we maintain an effective internal control environment. There have been no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that occurred during the fourth quarter of fiscal 2023 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's report on internal control over financial reporting and the report of independent registered public accounting firm on our internal control over financial reporting are incorporated herein from pages F-2 and F-3, respectively.

**Item 9B.** *Other Information.*

*Trading Arrangements*

During the fiscal 2023 fourth quarter, none of the Company's directors or officers (as defined in Rule 16a-1(f) under the Exchange Act) adopted or terminated a "Rule 10b5-1 trading arrangement" or a "non-Rule 10b5-1 trading arrangement," each as defined in Item 408(a) of Regulation S-K under the Exchange Act.

*Compensatory Arrangements of Certain Officers*

We are reporting the following information regarding our Executive Annual Incentive Plan in this Item 9B in lieu of filing such information on a Current Report on Form 8-K under Item 5.02(e) "Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensation Arrangements of Certain Officers."

On August 14, 2023, the Compensation Committee (the "Compensation Committee") of the Board of Directors (the "Board") of the Company adopted a new executive annual incentive plan, The Estée Lauder Companies Inc. Executive Annual Incentive Plan (the "Plan"). Commencing for the Company's fiscal year beginning July 1, 2023, the Plan replaces the executive annual incentive plan adopted by the Compensation Committee on August 21, 2013 (the "2013 Plan"), which the Company will cease using.

The principal purposes of the Plan are to provide incentives and rewards to the "executive officers" of the Company and to assist the Company in motivating them to achieve the Company's annual performance goals. The Plan is administered by the Compensation Committee or such other committee as may be appointed by the Board (the "Committee"). The Committee, in its discretion, may grant opportunities to executive officers for each fiscal year of the Company as it shall determine. For purposes of the Plan, "executive officers" means those persons who are denoted as such from time to time by the Company in the Company's filings with the Securities and Exchange Commission, or those persons as determined by the Board from time to time.

Under the Plan, each participant is granted an annual opportunity for a payment if performance targets are achieved. Performance targets are based on the nature of the participant's role and amount of time in that role, achievement of hurdle rates, and targets and/or growth in one or more business criteria that apply to the individual participant, one or more business units or the Company as a whole. The business criteria may include, individually or in combination: (i) net earnings; (ii) earnings per share; (iii) net sales; (iv) market share; (v) net operating profit; (vi) expense control; (vii) return on invested capital; (viii) operating margin; (ix) return on equity; (x) return on assets; (xi) planning accuracy (as measured by comparing planned results to actual results); (xii) gross margin; (xiii) market price per share; (xiv) total return to stockholders; (xv) ESG measures; and (xvi) any other measure determined by the Committee. In addition, the annual performance targets may include comparisons to performance at other companies, such performance to be measured by one or more of the foregoing business criteria. Furthermore, the measurement of performance against targets may exclude or adjust for the impact of certain events or occurrences as set forth in the Plan.

In no event may a participant receive more than $10 million under the Plan on account of any fiscal year. Payouts pursuant to opportunities granted under the Plan occur following approval by the Committee of achievement. Payouts are in cash (unless otherwise determined by the Committee) as soon as practicable following approval by the Committee, but not later than December 31 of the calendar year in which the applicable fiscal year ends. The Committee may determine that the payout of an opportunity or a portion of an opportunity shall be deferred and may also allow voluntary deferrals in accordance with Section 409A of the Internal Revenue Code of 1986, as amended (the "IRC"). In the event a participant's employment is terminated prior to the payout of an opportunity previously granted, the Plan provides for payment under certain circumstances as specified in the Plan. Payouts are subject to repayment by a participant to the Company in accordance with the Company's recoupment, recovery or clawback policy or policies in effect from time to time.

The Plan is subject to amendment or termination at any time by the Committee but no such action may adversely affect any rights or obligations with respect to any opportunities previously granted under the Plan.

The foregoing brief description of the terms and conditions of the Plan is qualified in its entirety by reference to the full text of the Plan, a copy of which is attached as Exhibit 10.5a hereto, and is incorporated into this Item by reference.

**Item 9C. *Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.***

Not applicable.

# PART III

**Item 10.** *Directors, Executive Officers and Corporate Governance.*

The information required by this Item, not already provided herein under *Item 1. Business – Information about our Executive Officers,* will be included in our Proxy Statement for the 2023 Annual Meeting of Stockholders (the "2023 Proxy Statement"). The 2023 Proxy Statement will be filed within 120 days after the close of the fiscal year ended June 30, 2023 and such information is incorporated herein by reference.

**Item 11.** *Executive Compensation.*

The information required by this Item will be included in the 2023 Proxy Statement. The 2023 Proxy Statement will be filed within 120 days after the close of the fiscal year ended June 30, 2023 and such information is incorporated herein by reference.

**Item 12.** *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.*

The information required by this Item, not already provided under *Equity Compensation Plan Information* as set forth below, will be included in the 2023 Proxy Statement. The 2023 Proxy Statement will be filed within 120 days after the close of the fiscal year ended June 30, 2023 and such information is incorporated herein by reference.

## Equity Compensation Plan Information

The following table summarizes the equity compensation plans under which our securities may be issued as of June 30, 2023 and does not include grants made or cancelled and options exercised after such date. The securities that may be issued consist solely of shares of our Class A Common Stock and all plans were approved by stockholders of the Company.

**Equity Compensation Plan Information as of June 30, 2023**

| Plan category | Number of securities to be issued upon exercise of outstanding options, warrants and rights[2] | Weighted-average exercise price of outstanding options, warrants and rights[3] | Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column)[4] |
|---|---|---|---|
| Equity compensation plans approved by security holders[1] | 10,351,905 | $184.41 | 10,114,324 |

[1] Includes the Amended and Restated Fiscal 2002 Share Incentive Plan (the "2002 Plan") and the Amended and Restated Non-Employee Director Share Incentive Plan (the "Director Plan").

[2] Consists of 7,497,084 shares issuable upon exercise of outstanding options, 1,789,851 shares issuable upon conversion of outstanding Restricted Stock Units, 601,845 shares issuable upon conversion of outstanding Performance Share Units ("PSUs") (assuming maximum payout for unvested PSUs and PSUs vested as of June 30, 2023 pending approval by the Stock Plan Subcommittee of our Board of Directors), 112,680 shares issuable upon conversion of Share Units and 350,445 shares issuable upon conversion of Long-term PSUs, including Price-vested units ("PVUs").

[3] Calculated based upon outstanding options in respect of 7,497,084 shares of our Class A Common Stock.

[4] The 2002 Plan authorizes the grant of shares and benefits other than stock options. As of June 30, 2023, there were 9,684,436 shares of Class A Common Stock available for issuance under the 2002 Plan (subject to the approval by the Stock Plan Subcommittee of expected payouts for PSUs vested as of June 30, 2023). Shares underlying grants cancelled or forfeited under prior plans or agreements may be used for grants under the 2002 Plan. The Director Plan currently provides for an annual grant of options and stock units to non-employee directors. As of June 30, 2023, there were 429,888 shares available for issuance under the Director Plan.

If all of the outstanding options, warrants, rights, stock units and share units, as well as the securities available for future issuance, included in the first and third columns in the table above were converted to shares of Class A Common Stock as of June 30, 2023, the total shares of Common Stock outstanding (i.e. Class A plus Class B) would increase 6% to 378,086,144. Of the outstanding options to purchase 7,497,084 shares of Class A Common Stock, options to purchase 3,354,289 shares have an exercise price less than $196.38, the closing price on June 30, 2023. Assuming the exercise of only in-the-money options, the total shares outstanding would increase by 1% to 360,974,204.

**Item 13.** *Certain Relationships and Related Transactions, and Director Independence.*

The information required by this Item will be included in the 2023 Proxy Statement. The 2023 Proxy Statement will be filed within 120 days after the close of the fiscal year ended June 30, 2023 and such information is incorporated herein by reference.

**Item 14.** *Principal Accounting Fees and Services.*

The information required by this Item will be included in the 2023 Proxy Statement. The 2023 Proxy Statement will be filed within 120 days after the close of the fiscal year ended June 30, 2023 and such information is incorporated herein by reference.

**PART IV**

**Item 15.** *Exhibits, Financial Statement Schedules.*

(a)   1 and 2.  Financial Statements and Schedules - See index on Page F-1.
   3. Exhibits:

| Exhibit Number | Description |
|---|---|
| 3.1 | Restated Certificate of Incorporation, dated November 16, 1995 (filed as Exhibit 3.1 to our Annual Report on Form 10-K filed on September 15, 2003) (SEC File No. 1-14064).* |
| 3.1a | Certificate of Amendment of the Restated Certificate of Incorporation of The Estée Lauder Companies Inc. (filed as Exhibit 3.1 to our Current Report on Form 8-K filed on November 13, 2012) (SEC File No. 1-14064).* |
| 3.2 | Certificate of Retirement of $6.50 Cumulative Redeemable Preferred Stock (filed as Exhibit 3.2 to our Current Report on Form 8-K filed on July 19, 2012) (SEC File No.1-14064).* |
| 3.3 | Amended and Restated Bylaws (filed as Exhibit 3.1 to our Current Report on Form 8-K filed on May 23, 2012) (SEC File No. 1-14064).* |
| 4.1 | Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934. |
| 4.2 | Indenture, dated November 5, 1999, between the Company and State Street Bank and Trust Company, N.A. (filed as Exhibit 4 to Amendment No. 1 to our Registration Statement on Form S-3 (No. 333-85947) filed on November 5, 1999) (SEC File No. 1-14064).* |
| 4.3 | Officers' Certificate, dated September 29, 2003, defining certain terms of the 5.75% Senior Notes due 2033 (filed as Exhibit 4.2 to our Current Report on Form 8-K filed on September 29, 2003) (SEC File No. 1-14064).* |
| 4.4 | Global Note for 5.75% Senior Notes due 2033 (filed as Exhibit 4.3 to our Current Report on Form 8-K filed on September 29, 2003) (SEC File No. 1-14064).* |
| 4.5 | Officers' Certificate, dated May 1, 2007, defining certain terms of the 6.000% Senior Notes due 2037 (filed as Exhibit 4.2 to our Current Report on Form 8-K filed on May 1, 2007) (SEC File No. 1-14064).* |
| 4.6 | Global Note for 6.000% Senior Notes due 2037 (filed as Exhibit 4.4 to our Current Report on Form 8-K filed on May 1, 2007) (SEC File No. 1-14064).* |
| 4.7 | Officers' Certificate, dated August 2, 2012, defining certain terms of the 2.350% Senior Notes due 2022 (filed as Exhibit 4.1 to our Current Report on Form 8-K filed on August 2, 2012) (SEC File No. 1-14064).* |
| 4.8 | Global Note for the 2.350% Senior Notes due 2022 (filed as Exhibit 4.3 to our Current Report on Form 8-K filed on August 2, 2012) (SEC File No. 1-14064).* |
| 4.9 | Officers' Certificate, dated August 2, 2012, defining certain terms of the 3.700% Senior Notes due 2042 (filed as Exhibit 4.2 to our Current Report on Form 8-K filed on August 2, 2012) (SEC File No. 1-14064).* |
| 4.10 | Global Note for the 3.700% Senior Notes due 2042 (filed as Exhibit 4.4 to our Current Report on Form 8-K filed on August 2, 2012) (SEC File No. 1-14064).* |
| 4.11 | Officers' Certificate, dated June 4, 2015, defining certain terms of the 4.375% Senior Notes due 2045 (filed as Exhibit 4.1 to our Current Report on Form 8-K filed on June 4, 2015) (SEC File No. 1-14064).* |
| 4.12 | Global Note for the 4.375% Senior Notes due 2045 (filed as Exhibit 4.2 to our Current Report on Form 8-K filed on June 4, 2015) (SEC File No. 1-14064).* |
| 4.13 | Officers' Certificate, dated May 10, 2016, defining certain terms of the 4.375% Senior Notes due 2045 (filed as Exhibit 4.3 to our Current Report on Form 8-K filed on May 10, 2016) (SEC File No. 1-14064).* |
| 4.14 | Global Note for the 4.375% Senior Notes due 2045 (filed as Exhibit B in Exhibit 4.3 to our Current Report on Form 8-K filed on May 10, 2016) (SEC File No. 1-14064).* |
| 4.15 | Officers' Certificate, dated February 9, 2017, defining certain terms of the 3.150% Senior Notes due 2027 (filed as Exhibit 4.3 to our Current Report on Form 8-K filed on February 9, 2017) (SEC File No. 1-14064).* |
| 4.16 | Form of Global Note for the 3.150% Senior Notes due 2027 (included as Exhibit A in Exhibit 4.3 to our Current Report on Form 8-K filed on February 9, 2017) (SEC File No. 1-14064).* |
| 4.17 | Officers' Certificate, dated February 9, 2017, defining certain terms of the 4.150% Senior Notes due 2047 (filed as Exhibit 4.5 to our Current Report on Form 8-K filed on February 9, 2017) (SEC File No. 1-14064).* |
| 4.18 | Form of Global Note for the 4.150% Senior Notes due 2047 (included as Exhibit A in Exhibit 4.5 to our Current Report on Form 8-K filed on February 9, 2017) (SEC File No. 1-14064).* |

| Exhibit Number | Description |
|---|---|
| 4.19 | Officers' Certificate, dated November 21, 2019, defining certain terms of the 2.000% Senior Notes due 2024 (filed as Exhibit 4.1 to our Current Report on Form 8-K filed on November 21, 2019) (SEC File No. 1-14064).* |
| 4.20 | Form of Global Note for the 2.000% Senior Notes due 2024 (included as Exhibit A in Exhibit 4.1 to our Current Report on Form 8-K filed on November 21, 2019) (SEC File No. 1-14064).* |
| 4.21 | Officers' Certificate, dated November 21, 2019, defining certain terms of the 2.375% Senior Notes due 2029 (filed as Exhibit 4.3 to our Current Report on Form 8-K filed on November 21, 2019) (SEC File No. 1-14064).* |
| 4.22 | Form of Global Note for the 2.375% Senior Notes due 2029 (included as Exhibit A in Exhibit 4.3 to our Current Report on Form 8-K filed on November 21, 2019) (SEC File No. 1-14064).* |
| 4.23 | Officers' Certificate, dated November 21, 2019, defining certain terms of the 3.125% Senior Notes due 2049 (filed as Exhibit 4.5 to our Current Report on Form 8-K filed on November 21, 2019) (SEC File No. 1-14064).* |
| 4.24 | Form of Global Note for the 3.125% Senior Notes due 2049 (included as Exhibit A in Exhibit 4.5 to our Current Report on Form 8-K filed on November 21, 2019) (SEC File No. 1-14064).* |
| 4.25 | Officers' Certificate, dated April 13, 2020, defining certain terms of the 2.600% Senior Notes due 2030 (filed as Exhibit 4.1 to our Current Report on Form 8-K filed on April 13, 2020) (SEC File No. 1-14064).* |
| 4.26 | Form of Global Note for the 2.600% Senior Notes due 2030 (included as Exhibit A in Exhibit 4.1 to our Current Report on Form 8-K filed on April 13, 2020) (SEC File No. 1-14064).* |
| 4.27 | Officers' Certificate, dated March 4, 2021, defining certain terms of the 1.950% Senior Notes due 2031 (filed as Exhibit 4.1 to our Current Report on Form 8-K filed on March 4, 2021) (SEC File No. 1-14064).* |
| 4.28 | Form of Global Note for the 1.950% Senior Notes due 2031 (included as Exhibit A in Exhibit 4.1 to our Current Report on Form 8-K filed on March 4, 2021) (SEC File No. 1-14064).* |
| 4.29 | Officers' Certificate, dated May 12, 2023, defining certain terms of the 4.375% Senior Notes due 2028 (filed as Exhibit 4.1 to our Current Report on Form 8-K filed on May 12, 2023) (SEC File No. 1-14064).* |
| 4.30 | Form of Global Note for the 4.375% Senior Notes due 2028 (included as Exhibit A in Exhibit 4.1 to our Current Report on Form 8-K filed on May 12, 2023) (SEC File No. 1-14064).* |
| 4.31 | Officers' Certificate, dated May 12, 2023, defining certain terms of the 4.650% Senior Notes due 2033 (filed as Exhibit 4.3 to our Current Report on Form 8-K filed on May 12, 2023) (SEC File No. 1-14064).* |
| 4.32 | Form of Global Note for the 4.650% Senior Notes due 2033 (included as Exhibit A in Exhibit 4.3 to our Current Report on Form 8-K filed on May 12, 2023) (SEC File No. 1-14064).* |
| 4.33 | Officers' Certificate, dated May 12, 2023, defining certain terms of the 5.150% Senior Notes due 2053 (filed as Exhibit 4.5 to our Current Report on Form 8-K filed on May 12, 2023) (SEC File No. 1-14064).* |
| 4.34 | Form of Global Note for the 5.150% Senior Notes due 2053 (included as Exhibit A in Exhibit 4.5 to our Current Report on Form 8-K filed on May 12, 2023) (SEC File No. 1-14064).* |
| 10.1 | Stockholders' Agreement, dated November 22, 1995 (filed as Exhibit 10.1 to our Annual Report on Form 10-K filed on September 15, 2003) (SEC File No. 1-14064).* |
| 10.1a | Amendment No. 1 to Stockholders' Agreement (filed as Exhibit 10.1 to our Quarterly Report on Form 10-Q filed on October 30, 1996) (SEC File No. 1-14064).* |
| 10.1b | Amendment No. 2 to Stockholders' Agreement (filed as Exhibit 10.2 to our Quarterly Report on Form 10-Q filed on January 28, 1997) (SEC File No. 1-14064).* |
| 10.1c | Amendment No. 3 to Stockholders' Agreement (filed as Exhibit 10.2 to our Quarterly Report on Form 10-Q filed on April 29, 1997) (SEC File No. 1-14064).* |
| 10.1d | Amendment No. 4 to Stockholders' Agreement (filed as Exhibit 10.1d to our Annual Report on Form 10-K filed on September 18, 2000) (SEC File No. 1-14064).* |
| 10.1e | Amendment No. 5 to Stockholders' Agreement (filed as Exhibit 10.1e to our Annual Report on Form 10-K filed on September 17, 2002) (SEC File No. 1-14064).* |
| 10.1f | Amendment No. 6 to Stockholders' Agreement (filed as Exhibit 10.2 to our Quarterly Report on Form 10-Q filed on January 27, 2005) (SEC File No. 1-14064).* |
| 10.1g | Amendment No. 7 to Stockholders' Agreement (filed as Exhibit 10.7 to our Quarterly Report on Form 10-Q filed on October 30, 2009) (SEC File No. 1-14064).* |

| Exhibit Number | Description |
|---|---|
| 10.2 | Registration Rights Agreement, dated November 22, 1995 (filed as Exhibit 10.2 to our Annual Report on Form 10-K filed on September 15, 2003) (SEC File No. 1-14064).* |
| 10.2a | First Amendment to Registration Rights Agreement (originally filed as Exhibit 10.3 to our Annual Report on Form 10-K filed on September 10, 1996) (re-filed as Exhibit 10.2a to our Annual Report on Form 10-K filed on August 25, 2017) (SEC File No. 1-14064).* |
| 10.2b | Second Amendment to Registration Rights Agreement (filed as Exhibit 10.1 to our Quarterly Report on Form 10-Q filed on April 29, 1997) (SEC File No. 1-14064).* |
| 10.2c | Third Amendment to Registration Rights Agreement (filed as Exhibit 10.2c to our Annual Report on Form 10-K filed on September 17, 2001) (SEC File No. 1-14064).* |
| 10.2d | Fourth Amendment to Registration Rights Agreement (filed as Exhibit 10.2 to our Quarterly Report on Form 10-Q filed on January 29, 2004) (SEC File No. 1-14064).* |
| 10.3 | The Estee Lauder Companies Retirement Growth Account Plan, as amended and restated, effective as of January 1, 2019, as further amended through January 1, 2022 (filed as Exhibit 10.2 to our Quarterly Report on Form 10-Q filed on February 3, 2022) (SEC File No. 1-14064).*† |
| 10.3a | Amendment to amended and restated The Estee Lauder Companies Retirement Growth Account Plan, effective as of May 31, 2022 (filed as Exhibit 10.1 on our Quarterly Report on Form 10-Q filed on May 3, 2022) (SEC File No. 1-14064).*† |
| 10.3b | The Estee Lauder Companies Retirement Growth Account Plan, as amended and restated, effective as of January 1, 2023 (filed as Exhibit 10.1 to our Quarterly Report on Form 10-Q filed on February 2, 2023) (SEC File No. 1-14064).*† |
| 10.4 | The Estee Lauder Inc. Retirement Benefits Restoration Plan (filed as Exhibit 10.5 to our Annual Report on Form 10-K filed on August 20, 2010) (SEC File No. 1-14064).*† |
| 10.5 | Executive Annual Incentive Plan (filed as Exhibit 10.1 to our Current Report on Form 8-K filed on November 14, 2013) (SEC File No. 1-14064).*† |
| 10.5a | Executive Annual Incentive Plan (SEC File No. 1-14064).† |
| 10.6 | Employment Agreement with Tracey T. Travis (filed as Exhibit 10.1 to our Current Report on Form 8-K filed on July 20, 2012) (SEC File No. 1-14064).*† |
| 10.7 | Employment Agreement with Leonard A. Lauder (filed as Exhibit 10.8 to our Annual Report on Form 10-K filed on September 17, 2001) (SEC File No. 1-14064).*† |
| 10.7a | Amendment to Employment Agreement with Leonard A. Lauder (filed as Exhibit 10.8a to our Annual Report on Form 10-K filed on September 17, 2002) (SEC File No. 1-14064).*† |
| 10.7b | Amendment to Employment Agreement with Leonard A. Lauder (filed as Exhibit 10.2 to our Current Report on Form 8-K filed on November 17, 2005) (SEC File No. 1-14064).*† |
| 10.7c | Amendment to Employment Agreement with Leonard A. Lauder (filed as Exhibit 10.1 to our Quarterly Report on Form 10-Q filed on February 5, 2009) (SEC File No. 1-14064).*† |
| 10.7d | Amendment to Employment Agreement with Leonard A. Lauder (filed as Exhibit 10.8 to our Quarterly Report on Form 10-Q filed on October 30, 2009) (SEC File No. 1-14064).*† |
| 10.7e | Amendment to Employment Agreement with Leonard A. Lauder (filed as Exhibit 10.6 to our Quarterly Report on Form 10-Q filed on November 1, 2010) (SEC File No. 1-14064).*† |
| 10.7f | Amendment to Employment Agreement with Leonard A. Lauder (filed as Exhibit 10.7f to our Annual Report on Form 10-K filed on August 20, 2015) (SEC File No. 1-14064).*† |
| 10.7g | Amendment to Employment Agreement with Leonard A. Lauder (filed as Exhibit 10.2 to our Quarterly Report on Form 10-Q filed on May 1, 2020) (SEC File No. 1-14064).*† |
| 10.8 | Employment Agreement with William P. Lauder (filed as Exhibit 10.1 to our Current Report on Form 8-K filed on September 17, 2010) (SEC File No. 1-14064).*† |
| 10.8a | Amendment to Employment Agreement with William P. Lauder (filed as Exhibit 10.1 to our Current Report on Form 8-K filed on February 27, 2013) (SEC File No. 1-14064).*† |

| Exhibit Number | Description |
|---|---|
| 10.9 | Employment Agreement with Fabrizio Freda (filed as Exhibit 10.1 to our Current Report on Form 8-K filed on February 11, 2011) (SEC File No. 1-14064).*† |
| 10.9a | Amendment to Employment Agreement with Fabrizio Freda and Stock Option Agreements (filed as Exhibit 10.2 to our Current Report on Form 8-K filed on February 27, 2013) (SEC File No. 1-14064).*† |
| 10.10 | Employment Agreement with Jane Hertzmark Hudis (filed as Exhibit 10.13 to our Annual Report on Form 10-K filed on August 24, 2022) (SEC File No. 1-14064).*† |
| 10.11 | Employment Agreement with Jane Lauder (filed as Exhibit 10.1 to our Quarterly Report on Form 10-Q filed on May 3, 2023) (SEC File No. 1-14064).*† |
| 10.12 | Employment Agreement with Peter Jueptner (SEC File No. 1-14064).† |
| 10.13 | Form of Deferred Compensation Agreement (interest-based) with Outside Directors (filed as Exhibit 10.14 to our Annual Report on Form 10-K filed on September 17, 2001) (SEC File No. 1-14064).*† |
| 10.13a | Form of Deferred Compensation Agreement (interest-based) with Outside Directors (including Election Form) (filed as Exhibit 10.12a to our Annual Report on Form 10-K filed on August 24, 2018) (SEC File No. 1-14064).*† |
| 10.14 | Form of Deferred Compensation Agreement (stock-based) with Outside Directors (filed as Exhibit 10.15 to our Annual Report on Form 10-K filed on September 17, 2001) (SEC File No. 1-14064).*† |
| 10.14a | Form of Deferred Compensation Agreement (stock-based) with Outside Directors (including Election Form) (filed as Exhibit 10.13a to our Annual Report on Form 10-K filed on August 24, 2018) (SEC File No. 1-14064).*† |
| 10.15 | The Estee Lauder Companies Inc. Non-Employee Director Share Incentive Plan (as amended and restated on November 9, 2007) (filed as Exhibit 99.1 to our Registration Statement on Form S-8 filed on November 9, 2007) (SEC File No. 1-14064).*† |
| 10.15a | The Estee Lauder Companies Inc. Non-Employee Director Share Incentive Plan (as amended on July 14, 2011) (filed as exhibit 10.15a to our Annual Report on Form 10-K filed on August 22, 2011) (SEC File No. 1-14064).*† |
| 10.15b | The Estée Lauder Companies Inc. Amended and Restated Non-Employee Director Share Incentive Plan (filed as Exhibit 10.2 to our Current Report on Form 8-K filed on November 16, 2015) (SEC File No. 1-14064).*† |
| 10.15c | The Estée Lauder Companies Inc. Amended and Restated Non-Employee Director Share Incentive Plan (as of November 1, 2017) (filed as Exhibit 10.1 to our Quarterly Report on Form 10-Q filed on November 1, 2017) (SEC File No. 1-14064).*† |
| 10.15d | The Estée Lauder Companies Inc. Amended and Restated Non-Employee Director Share Incentive Plan (as of August 22, 2019) (filed as Exhibit 10.1 to our Quarterly Report on Form 10-Q filed on October 31, 2019) (SEC File No. 1-14064).*† |
| 10.15e | The Estée Lauder Companies Inc. Amended and Restated Non-Employee Director Share Incentive Plan (as of July 13, 2021) (filed as Exhibit 10.15e to our Annual Report on Form 10-K filed on August 27, 2021) (SEC File No. 1-14064).*† |
| 10.16 | Summary of Compensation For Non-Employee Directors of the Company (filed as Exhibit 10.2 to our Quarterly Report on Form 10-Q filed on November 1, 2013) (SEC File No. 1-14064).*† |
| 10.16a | Summary of Compensation For Non-Employee Directors of the Company (filed as Exhibit 10.2 to our Quarterly Report on Form 10-Q filed on November 1, 2017) (SEC File No. 1-14064).*† |
| 10.16b | Summary of Compensation For Non-Employee Directors of the Company (filed as Exhibit 10.16b to our Annual Report on Form 10-K filed on August 27, 2021) (SEC File No. 1-14064).*† |
| 10.17 | Form of Stock Option Agreement for Annual Stock Option Grants under Non-Employee Director Share Incentive Plan (including Form of Notice of Grant) (filed as Exhibit 99.2 to our Registration Statement on Form S-8 filed on November 9, 2007) (SEC File No. 1-14064).*† |
| 10.17a | Form of Stock Option Agreement for Annual Stock Option Grants under the Amended and Restated Non-Employee Director Share Incentive Plan (including Form of Notice of Grant) (filed as Exhibit 10.2 to our Quarterly Report on Form 10-Q filed on October 31, 2019) (SEC File No. 1-14064).*† |
| 10.18 | The Estée Lauder Companies Inc. Amended and Restated Fiscal 2002 Share Incentive Plan (filed as Exhibit 10.17 to our Annual Report on Form 10-K filed on August 17, 2012) (SEC File No. 1-14064).*† |

| Exhibit Number | Description |
|---|---|
| 10.18a | The Estée Lauder Companies Inc. Amended and Restated Fiscal 2002 Share Incentive Plan (filed as Exhibit 10.1 to our Current Report on Form 8-K filed on November 16, 2015) (SEC File No. 1-14064).*† |
| 10.18b | The Estée Lauder Companies Inc. Amended and Restated Fiscal 2002 Share Incentive Plan (filed as Exhibit 10.16b to our Annual Report on Form 10-K filed on August 25, 2017) (SEC File No. 1-14064).*† |
| 10.18c | The Estée Lauder Companies Inc. Amended and Restated Fiscal 2002 Share Incentive Plan (filed as Exhibit 10.1 to our Current Report on Form 8-K filed on November 19, 2019) (SEC File No. 1-14064).*† |
| 10.18d | Form of Stock Option Agreement under The Estée Lauder Companies Inc. Amended and Restated Fiscal 2002 Share Incentive Plan (including Form of Notice of Grant) (filed as Exhibit 10.1 to our Quarterly Report on Form 10-Q filed on November 2, 2012) (SEC File No. 1-14064).*† |
| 10.18e | Form of Stock Option Agreement under The Estée Lauder Companies Inc. Amended and Restated Fiscal 2002 Share Incentive Plan (including Form of Notice of Grant) (filed as Exhibit 10.16y to our Annual Report on Form 10-K filed on August 20, 2014) (SEC File No. 1-14064).*† |
| 10.18f | Form of Stock Option Agreement with Fabrizio Freda under The Estée Lauder Companies Inc. Amended and Restated Fiscal 2002 Share Incentive Plan (including Form of Notice of Grant) (filed as Exhibit 10.16z to our Annual Report on Form 10-K filed on August 20, 2014) (SEC File No. 1-14064).*† |
| 10.18g | Form of Stock Option Agreement under The Estée Lauder Companies Inc. Amended and Restated Fiscal 2002 Share Incentive Plan (including Form of Notice of Grant) (filed as Exhibit 10.16m to our Annual Report on Form 10-K filed on August 25, 2017) (SEC File No. 1-14064).*† |
| 10.18h | Form of Stock Option Agreement under The Estée Lauder Companies Inc. Amended and Restated Fiscal 2002 Share Incentive Plan (including Form of Notice of Grant) (filed as Exhibit 10.17l to our Annual Report on Form 10-K filed on August 23, 2019) (SEC File No. 1-14064).*† |
| 10.18i | Performance Share Unit Award Agreement with Fabrizio Freda under The Estée Lauder Companies Inc. Amended and Restated Fiscal 2002 Share Incentive Plan (including Notice of Grant) (filed as Exhibit 10.1 to our Current Report on Form 8-K filed on September 11, 2015) (SEC File No. 1-14064).*† |
| 10.18j | Performance Share Unit Award Agreement with Fabrizio Freda (2018) under The Estée Lauder Companies Inc. Amended and Restated Fiscal 2002 Share Incentive Plan (including Notice of Grant) (filed as Exhibit 10.1 to our Current Report on Form 8-K filed on February 15, 2018) (SEC File No. 1-14064).*† |
| 10.18k | Form of Performance Share Unit Award Agreement for Employees including Executive Officers under The Estée Lauder Companies Inc. Amended and Restated Fiscal 2002 Share Incentive Plan (including Form of Notice of Grant) (filed as Exhibit 10.1 to our Quarterly Report on Form 10-Q filed on November 2, 2020) (SEC File No. 1-14064).*† |
| 10.18l | Price-Vested Unit Award Agreement with Fabrizio Freda under The Estée Lauder Companies Inc. Amended and Restated Fiscal 2002 Share Incentive Plan (including Notice of Grant) (filed as Exhibit 10.1 to our current Report on Form 8-K filed on March 16, 2021) (SEC File No. 1-14064).*† |
| 10.18m | Performance Share Unit Award Agreement with Fabrizio Freda under The Estée Lauder Companies Inc. Amended and Restated Fiscal 2002 Share Incentive Plan (including Notice of Grant) (filed as Exhibit 10.2 to our Current Report on Form 8-K filed on March 16, 2021) (SEC File No. 1-14064).*† |
| 10.18n | Form of Non-annual Performance Share Unit Award Agreement for Executive Officers under The Estée Lauder Companies Inc. Amended and Restated Fiscal 2002 Share Incentive Plan (including Form of Notice of Grant) (filed as Exhibit 10.18s to our Annual Report on Form 10-K filed on August 27, 2021) (SEC File No. 1-14064).*† |
| 10.18o | Form of Performance Share Unit Award Agreement for Employees including Executive Officers under The Estée Lauder Companies Inc. Amended and Restated Fiscal 2002 Share Incentive Plan (including Form of Notice of Grant) (filed as Exhibit 10.18t to our Annual Report on Form 10-K filed on August 27, 2021) (SEC File No. 1-14064).*† |
| 10.18p | Form of Restricted Stock Unit Award Agreement for Executive Officers under The Estée Lauder Companies Inc. Amended and Restated Fiscal 2002 Share Incentive Plan (including Form of Notice of Grant) (filed as Exhibit 10.18bb to our Annual Report on Form 10-K filed on August 28, 2020) (SEC File No. 1-14064).*† |
| 10.18q | Form of Restricted Stock Unit Award Agreement for Employees other than Executive Officers under The Estée Lauder Companies Inc. Amended and Restated Fiscal 2002 Share Incentive Plan (including Form of Notice of Grant) (filed as Exhibit 10.18cc to our Annual Report on Form 10-K filed on August 28, 2020) (SEC File No. 1-14064).*† |

| Exhibit<br>Number | Description |
|---|---|
| 10.18r | Form of Non-annual Restricted Stock Unit Award Agreement for Executive Officers under The Estée Lauder Companies Inc. Amended and Restated Fiscal 2002 Share Incentive Plan (including Form of Notice of Grant) (filed as Exhibit 10.18dd to our Annual Report on Form 10-K filed on August 28, 2020) (SEC File No. 1-14064).*† |
| 10.19 | $2.5 Billion Credit Facility, dated as of October 22, 2021, among The Estée Lauder Companies Inc., the Eligible Subsidiaries of the Company, as defined therein, the lenders listed therein, and JPMorgan Chase Bank, N.A., as administrative agent (filed as Exhibit 10.1 to our Current Report on Form 8-K filed on October 22, 2021) (SEC File No. 1-14064).* |
| 10.20 | Services Agreement, dated January 1, 2003, among Estee Lauder Inc., Melville Management Corp., Leonard A. Lauder, and William P. Lauder (filed as Exhibit 10.2 to our Quarterly Report on Form 10-Q filed on January 28, 2010) (SEC File No. 1-14064).* |
| 10.20a | Agreement of Sublease, dated May 18, 2022, between Editions de Parfums LLC, Sublandlord and Melville Management Corporation, Subtenant (filed as Exhibit 10.21a to our Annual Report on Form 10-K filed on August 24, 2022) (SEC File No. 1-14064).* |
| 10.21 | Services Agreement, dated November 22, 1995, between Estee Lauder Inc. and RSL Investment Corp. (filed as Exhibit 10.3 to our Quarterly Report on Form 10-Q filed on January 28, 2010) (SEC File No. 1-14064).* |
| 10.22 | Agreement of Sublease and Guarantee of Sublease, dated April 1, 2005, among Aramis Inc., RSL Management Corp., and Ronald S. Lauder (filed as Exhibit 10.4 to our Quarterly Report on Form 10-Q filed on January 28, 2010) (SEC File No. 1-14064).* |
| 10.22a | First Amendment to Sublease, dated February 28, 2007, between Aramis Inc. and RSL Management Corp. (filed as Exhibit 10.5 to our Quarterly Report on Form 10-Q filed on January 28, 2010) (SEC File No. 1-14064).* |
| 10.22b | Second Amendment to Sublease, dated January 27, 2010, between Aramis Inc. and RSL Management Corp. (filed as Exhibit 10.6 to our Quarterly Report on Form 10-Q filed on January 28, 2010) (SEC File No. 1-14064).* |
| 10.22c | Third Amendment to Sublease, dated November 3, 2010, between Aramis Inc., and RSL Management Corp. (filed as Exhibit 10.1 to our Quarterly Report on Form 10-Q filed on February 4, 2011) (SEC File No. 1-14064).* |
| 10.22d | Fourth Amendment to Sublease, dated March 4, 2020, between Aramis Inc. and RSL Management Corp. (filed as Exhibit 10.1 to our Quarterly Report on Form 10-Q filed on May 1, 2020) (SEC File No. 1-14064).* |
| 10.23 | Form of Art Loan Agreement between Lender and Estee Lauder Inc. (filed as Exhibit 10.7 to our Quarterly Report on Form 10-Q filed on January 28, 2010) (SEC file No. 1-14064).* |
| 10.24 | Creative Consultant Agreement, dated April 6, 2011, between Estee Lauder Inc. and Aerin Lauder Zinterhofer (filed as Exhibit 10.1 to our Current Report on Form 8-K filed on April 8, 2011) (SEC File No. 1-14064).*† |
| 10.24a | First Amendment to Creative Consultant Agreement between Estee Lauder Inc. and Aerin Lauder Zinterhofer dated October 28, 2014 (filed as Exhibit 10.23a to our Annual Report on Form 10-K filed on August 20, 2015) (SEC File No. 1-14064).*† |
| 10.24b | Second Amendment to Creative Consultant Agreement between Estee Lauder Inc. and Aerin Lauder Zinterhofer effective July 1, 2016 (filed as Exhibit 10.23b to our Annual Report on Form 10-K filed on August 24, 2016) (SEC File No. 1-14064).*† |
| 10.24c | Third Amendment to Creative Consultant Agreement between Estee Lauder Inc. and Aerin Lauder Zinterhofer effective July 1, 2021 (filed as Exhibit 10.24c to our Annual Report on Form 10-K filed on August 27, 2021) (SEC File No. 1-14064).*† |
| 10.25 | License Agreement, dated April 6, 2011, by and among Aerin LLC, Aerin Lauder Zinterhofer and Estee Lauder Inc. (filed as Exhibit 10.2 to our Current Report on Form 8-K filed on April 8, 2011) (SEC File No. 1-14064).* |
| 10.25a | First Amendment to the April 6, 2011 License Agreement, dated January 22, 2019, by and among Aerin LLC, Aerin Lauder Zinterhofer and Estee Lauder Inc. (filed as Exhibit 10.1 to our Quarterly Report on Form 10-Q filed on May 1, 2019) (SEC File No. 1-14064).* |
| 10.25b | Second Amendment to the April 6, 2011 License Agreement, dated February 22, 2019, by and among Aerin LLC, Aerin Lauder Zinterhofer and Estee Lauder Inc. (filed as Exhibit 10.2 to our Quarterly Report on Form 10-Q filed on May 1, 2019) (SEC File No. 1-14064).* |
| 21.1 | List of significant subsidiaries. |

| Exhibit Number | Description |
|---|---|
| 23.1 | Consent of PricewaterhouseCoopers LLP. |
| 24.1 | Power of Attorney. |
| 31.1 | Certification pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (CEO). |
| 31.2 | Certification pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (CFO). |
| 32.1 | Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (CEO). (furnished) |
| 32.2 | Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (CFO). (furnished) |
| 101.1 | The following materials from The Estée Lauder Companies Inc.'s Annual Report on Form 10-K for the year ended June 30, 2023 are formatted in iXBRL (Inline eXtensible Business Reporting Language): (i) the Consolidated Statements of Earnings, (ii) the Consolidated Statements of Comprehensive Income, (iii) the Consolidated Balance Sheets, (iv) the Consolidated Statements of Cash Flows and (v) Notes to Consolidated Financial Statements |
| 104 | The cover page from The Estée Lauder Companies Inc.'s Annual Report on Form 10-K for the year ended June 30, 2023 is formatted in iXBRL |

---

\* Incorporated herein by reference.

† Exhibit is a management contract or compensatory plan or arrangement.

**Item 16. *Form 10-K Summary.***

None.

# SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE ESTÉE LAUDER COMPANIES INC.

By /s/ TRACEY T. TRAVIS
_____
Tracey T. Travis
Executive Vice President
and Chief Financial Officer

Date: August 18, 2023

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

| Signature | Title (s) | Date |
|---|---|---|
| FABRIZIO FREDA*<br>Fabrizio Freda | President, Chief Executive Officer and a Director (Principal Executive Officer) | August 18, 2023 |
| WILLIAM P. LAUDER*<br>William P. Lauder | Executive Chairman and a Director | August 18, 2023 |
| LEONARD A. LAUDER*<br>Leonard A. Lauder | Director | August 18, 2023 |
| CHARLENE BARSHEFSKY*<br>Charlene Barshefsky | Director | August 18, 2023 |
| WEI SUN CHRISTIANSON*<br>Wei Sun Christianson | Director | August 18, 2023 |
| ANGELA WEI DONG*<br>Angela Wei Dong | Director | August 18, 2023 |
| PAUL J. FRIBOURG*<br>Paul J. Fribourg | Director | August 18, 2023 |
| JENNIFER HYMAN*<br>Jennifer Hyman | Director | August 18, 2023 |
| JANE LAUDER*<br>Jane Lauder | Director | August 18, 2023 |
| RONALD S. LAUDER*<br>Ronald S. Lauder | Director | August 18, 2023 |
| ARTURO NUÑEZ*<br>Arturo Nuñez | Director | August 18, 2023 |
| RICHARD D. PARSONS*<br>Richard D. Parsons | Director | August 18, 2023 |
| LYNN FORESTER DE ROTHSCHILD*<br>Lynn Forester de Rothschild | Director | August 18, 2023 |
| BARRY S. STERNLICHT*<br>Barry S. Sternlicht | Director | August 18, 2023 |
| JENNIFER TEJADA*<br>Jennifer Tejada | Director | August 18, 2023 |
| RICHARD F. ZANNINO*<br>Richard F. Zannino | Director | August 18, 2023 |
| /s/ TRACEY T. TRAVIS<br>Tracey T. Travis | Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer) | August 18, 2023 |

_____

* By signing her name hereto, Tracey T. Travis signs this document in the capacities indicated above and on behalf of the persons indicated above pursuant to powers of attorney duly executed by such persons and filed herewith.

By /s/ TRACEY T. TRAVIS
_____
Tracey T. Travis
(Attorney-in-Fact)

(This page has been left blank intentionally.)

# THE ESTÉE LAUDER COMPANIES INC.

## INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

All other schedules are omitted because they are not applicable or the required information is included in the consolidated financial statements or notes thereto.

**Management's Report on Internal Control over Financial Reporting**

Management of The Estée Lauder Companies Inc. (including its subsidiaries) (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) of the Securities Exchange Act of 1934, as amended).

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision of and with the participation of the Chief Executive Officer and the Chief Financial Officer, the Company's management conducted an assessment of the effectiveness of the Company's internal control over financial reporting based on the framework and criteria established in *Internal Control – Integrated Framework (2013)*, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, the Company's management has concluded that, as of June 30, 2023, the Company's internal control over financial reporting was effective.

The effectiveness of the Company's internal control over financial reporting as of June 30, 2023 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears under the heading "Report of Independent Registered Public Accounting Firm."


| /s/ Fabrizio Freda | /s/ Tracey T. Travis |
|---|---|
| Fabrizio Freda | Tracey T. Travis |
| President and Chief Executive Officer | Executive Vice President and Chief Financial Officer |

August 18, 2023

# Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of The Estée Lauder Companies Inc.

## Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of The Estée Lauder Companies Inc. and its subsidiaries (the "Company") as of June 30, 2023 and 2022, and the related consolidated statements of earnings, of comprehensive income, of equity and redeemable noncontrolling interest and of cash flows for each of the three years in the period ended June 30, 2023, including the related notes and schedule of valuation and qualifying accounts for each of the three years in the period ended June 30, 2023 appearing on page S-1 (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of June 30, 2023, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2023 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2023, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

## Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

## Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

*Critical Audit Matters*

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

*Interim Goodwill Impairment Assessment - Dr.Jart+ Reporting Unit*

As described in Notes 2 and 6 to the consolidated financial statements, the Company's consolidated balance of goodwill was $2,486 million as of June 30, 2023, of which $304 million relates to the Dr.Jart+ reporting unit. Management assesses goodwill at least annually for impairment as of the beginning of the fiscal fourth quarter or more frequently if certain events or circumstances exist. Management concluded that the changes in circumstances in the reporting unit, along with increases in the weighted average cost of capital, triggered the need for an interim impairment review of the Company's goodwill. Management completed an interim quantitative impairment test for goodwill as of November 30, 2022. The fair value of the reporting unit was based upon an equal weighting of the income and market approaches. The significant assumptions used in these approaches include revenue growth rates and profit margins, terminal values, weighted average cost of capital used to discount future cash flows, and comparable market multiples.

The principal considerations for our determination that performing procedures relating to the interim goodwill impairment assessment - Dr.Jart+ reporting unit is a critical audit matter are (i) the significant judgment by management when developing the fair value estimate of the reporting unit; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management's significant assumptions related to revenue growth rates and weighted average cost of capital; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's goodwill impairment assessment, including controls over the valuation of the Dr.Jart+ reporting unit. These procedures also included, among others, (i) testing management's process for developing the fair value estimate of the reporting unit; (ii) evaluating the appropriateness of the income and market approaches; (iii) testing the completeness and accuracy of the underlying data used in the approaches; and (iv) evaluating the reasonableness of the significant assumptions used by management related to revenue growth rates and weighted average cost of capital. Evaluating management's assumption related to revenue growth rates involved evaluating whether the assumption was reasonable considering (i) the current and past performance of the reporting unit; (ii) the consistency with external market and industry data; and (iii) whether the assumption was consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating (i) the appropriateness of the income approach and (ii) the reasonableness of the weighted average cost of capital significant assumption.

*Acquisition of 001 Del LLC - Valuation of TOM FORD Trademark Intangible Asset*

As described in Notes 2, 5, and 6 to the consolidated financial statements, on April 28, 2023, the Company acquired 100% of the equity interests in 001 Del LLC, the sole owner of the TOM FORD brand and its related intellectual property. The acquisition has been accounted for as an asset acquisition as the fair value of the gross assets acquired is concentrated in the value of the TOM FORD trademark intangible asset. The Company recognizes assets acquired in an asset acquisition based on the cost to the Company on a relative fair value basis. The fair value of the trademark was determined using an income approach, specifically the relief-from-royalty method. The significant assumptions used to estimate the fair value were revenue growth rates, terminal value, beauty royalty savings, weighted average cost of capital used to discount future cash flows, and royalty rates. The total cost of the asset acquisition of $2,578 million was allocated to the TOM FORD trademark intangible asset.

The principal considerations for our determination that performing procedures relating to the valuation of the TOM FORD trademark intangible asset from the acquisition of 001 Del LLC  is a critical audit matter are (i) the significant judgment by management when developing the fair value estimate of the trademark intangible asset acquired; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management's significant assumptions related to terminal value, beauty royalty savings, and weighted average cost of capital; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the acquisition, including controls over the valuation of the trademark intangible asset. These procedures also included, among others, (i) reading the purchase agreement; (ii) testing management's process for developing the fair value estimate; (iii) evaluating the appropriateness of the relief-from-royalty method; (iv) testing the completeness and accuracy of the underlying data used in the method; and (v) evaluating the reasonableness of the significant assumptions used by management related to terminal value, beauty royalty savings, and weighted average cost of capital. Evaluating management's assumptions related to terminal value and beauty royalty savings involved evaluating whether the assumptions were reasonable considering (i) the current and past performance of the brand; (ii) the consistency with external market data and industry data; and (iii) whether the assumptions were consistent with evidence obtained in other areas of the audit.  Professionals with specialized skill and knowledge were used to assist in evaluating (i) the appropriateness of the relief-from-royalty method and (ii) the reasonableness of the weighted average cost of capital significant assumption.

/s/ PricewaterhouseCoopers LLP

New York, New York

August 18, 2023

We have served as the Company's auditor since 2020.

## THE ESTÉE LAUDER COMPANIES INC.

## CONSOLIDATED STATEMENTS OF EARNINGS

| (In millions, except per share data) | Year Ended June 30 2023 | 2022 | 2021 |
|---|---|---|---|
| **Net sales** | $ 15,910 | $ 17,737 | $ 16,215 |
| Cost of sales | 4,564 | 4,305 | 3,834 |
| **Gross profit** | 11,346 | 13,432 | 12,381 |
| **Operating expenses** | | | |
| Selling, general and administrative | 9,575 | 9,888 | 9,371 |
| Restructuring and other charges | 55 | 133 | 204 |
| Goodwill impairment | — | — | 54 |
| Impairment of other intangible and long-lived assets | 207 | 241 | 134 |
| **Total operating expenses** | 9,837 | 10,262 | 9,763 |
| **Operating income** | 1,509 | 3,170 | 2,618 |
| Interest expense | 255 | 167 | 173 |
| Interest income and investment income, net | 131 | 30 | 51 |
| Other components of net periodic benefit cost | (12) | (2) | 12 |
| Other income, net | — | 1 | 847 |
| **Earnings before income taxes** | 1,397 | 3,036 | 3,331 |
| Provision for income taxes | 387 | 628 | 456 |
| **Net earnings** | 1,010 | 2,408 | 2,875 |
| Net earnings attributable to noncontrolling interests | — | (7) | (12) |
| Net loss (earnings) attributable to redeemable noncontrolling interest | (4) | (11) | 7 |
| **Net earnings attributable to The Estée Lauder Companies Inc.** | $ 1,006 | $ 2,390 | $ 2,870 |
| **Net earnings attributable to The Estée Lauder Companies Inc. per common share** | | | |
| Basic | $ 2.81 | $ 6.64 | $ 7.91 |
| Diluted | $ 2.79 | $ 6.55 | $ 7.79 |
| **Weighted-average common shares outstanding** | | | |
| Basic | 357.9 | 360.0 | 362.9 |
| Diluted | 360.9 | 364.9 | 368.2 |

See notes to consolidated financial statements.

# THE ESTÉE LAUDER COMPANIES INC.

## CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

|  | Year Ended June 30 | | |
| --- | --- | --- | --- |
| (In millions) | 2023 | 2022 | 2021 |
| | | | |
| **Net earnings** | $ 1,010 | $ 2,408 | $ 2,875 |
| | | | |
| **Other comprehensive income (loss):** | | | |
| Net cash flow hedge gain (loss) | (11) | 91 | (21) |
| Cross-currency swap contract loss | (20) | — | — |
| Retirement plan and other retiree benefit adjustments | (79) | 87 | 82 |
| Translation adjustments | (127) | (438) | 128 |
| Benefit (provision) for income taxes on components of other comprehensive income | 51 | (61) | (10) |
| **Total other comprehensive income (loss), net of tax** | (186) | (321) | 179 |
| **Comprehensive income** | 824 | 2,087 | 3,054 |
| | | | |
| **Comprehensive income attributable to noncontrolling interests:** | | | |
| Net earnings | — | (7) | (12) |
| Translation adjustments | — | 4 | (1) |
| **Total comprehensive income attributable to noncontrolling interests** | — | (3) | (13) |
| | | | |
| **Comprehensive loss (income) attributable to redeemable noncontrolling interest:** | | | |
| Net loss (earnings) | (4) | (11) | 7 |
| Translation adjustments | 14 | 25 | 17 |
| **Total comprehensive loss attributable to redeemable noncontrolling interest** | 10 | 14 | 24 |
| **Comprehensive income attributable to The Estée Lauder Companies Inc.** | $ 834 | $ 2,098 | $ 3,065 |

See notes to consolidated financial statements.

## THE ESTÉE LAUDER COMPANIES INC.

### CONSOLIDATED BALANCE SHEETS

|  | June 30 | |
|---|---|---|
| (In millions, except share data) | 2023 | 2022 |
| **ASSETS** | | |
| **Current assets** | | |
| Cash and cash equivalents | $ 4,029 | $ 3,957 |
| Accounts receivable, net | 1,452 | 1,629 |
| Inventory and promotional merchandise | 2,979 | 2,920 |
| Prepaid expenses and other current assets | 679 | 792 |
| Total current assets | 9,139 | 9,298 |
| **Property, plant and equipment, net** | 3,179 | 2,650 |
| **Other assets** | | |
| Operating lease right-of-use assets | 1,797 | 1,949 |
| Goodwill | 2,486 | 2,521 |
| Other intangible assets, net | 5,602 | 3,428 |
| Other assets | 1,212 | 1,064 |
| Total other assets | 11,097 | 8,962 |
| Total assets | $ 23,415 | $ 20,910 |
| **LIABILITIES AND EQUITY** | | |
| **Current liabilities** | | |
| Current debt | $ 997 | $ 268 |
| Accounts payable | 1,670 | 1,822 |
| Operating lease liabilities | 357 | 365 |
| Other accrued liabilities | 3,216 | 3,360 |
| Total current liabilities | 6,240 | 5,815 |
| **Noncurrent liabilities** | | |
| Long-term debt | 7,117 | 5,144 |
| Long-term operating lease liabilities | 1,698 | 1,868 |
| Other noncurrent liabilities | 1,943 | 1,651 |
| Total noncurrent liabilities | 10,758 | 8,663 |
| **Commitments and contingencies** | | |
| **Redeemable Noncontrolling Interest** | 832 | 842 |
| **Equity** | | |
| Common stock, $.01 par value; Class A shares authorized: 1,300,000,000 at June 30, 2023 and June 30, 2022; shares issued: 469,668,085 at June 30, 2023 and 467,949,351 at June 30, 2022; Class B shares authorized: 304,000,000 at June 30, 2023 and June 30, 2022; shares issued and outstanding: 125,542,029 at June 30, 2023 and 125,542,029 at June 30, 2022 | 6 | 6 |
| Paid-in capital | 6,153 | 5,796 |
| Retained earnings | 13,991 | 13,912 |
| Accumulated other comprehensive loss | (934) | (762) |
|  | 19,216 | 18,952 |
| Less: Treasury stock, at cost; 237,590,199 Class A shares at June 30, 2023 and 236,435,830 Class A shares at June 30, 2022 | (13,631) | (13,362) |
| Total equity | 5,585 | 5,590 |
| Total liabilities, redeemable noncontrolling interest and equity | $ 23,415 | $ 20,910 |

See notes to consolidated financial statements.

# THE ESTÉE LAUDER COMPANIES INC.

## CONSOLIDATED STATEMENTS OF EQUITY AND REDEEMABLE NONCONTROLLING INTEREST

|  | Year Ended June 30 | | |
|---|---|---|---|
| (In millions, except per share data) | 2023 | 2022 | 2021 |
| **Common stock, beginning of year** | $ 6 | $ 6 | $ 6 |
| Stock-based compensation | — | — | — |
| **Common stock, end of year** | 6 | 6 | 6 |
| | | | |
| **Paid-in capital, beginning of year** | 5,796 | 5,335 | 4,790 |
| Common stock dividends | 4 | 3 | 3 |
| Stock-based compensation | 353 | 477 | 542 |
| Purchase of shares from noncontrolling interests | — | (19) | — |
| **Paid-in capital, end of year** | 6,153 | 5,796 | 5,335 |
| | | | |
| **Retained earnings, beginning of year** | 13,912 | 12,244 | 10,134 |
| Common stock dividends | (927) | (843) | (757) |
| Net earnings attributable to The Estée Lauder Companies Inc. | 1,006 | 2,390 | 2,870 |
| Cumulative effect of adoption of new accounting standards | — | 121 | (3) |
| **Retained earnings, end of year** | 13,991 | 13,912 | 12,244 |
| | | | |
| **Accumulated other comprehensive loss, beginning of year** | (762) | (470) | (665) |
| Other comprehensive income (loss) attributable to The Estée Lauder Companies Inc. | (172) | (292) | 195 |
| **Accumulated other comprehensive loss, end of year** | (934) | (762) | (470) |
| | | | |
| **Treasury stock, beginning of year** | (13,362) | (11,058) | (10,330) |
| Acquisition of treasury stock | (184) | (2,130) | (602) |
| Stock-based compensation | (85) | (174) | (126) |
| **Treasury stock, end of year** | (13,631) | (13,362) | (11,058) |
| | | | |
| **Total stockholders' equity – The Estée Lauder Companies Inc.** | 5,585 | 5,590 | 6,057 |
| | | | |
| **Noncontrolling interests, beginning of year** | — | 34 | 27 |
| Net earnings attributable to noncontrolling interests | — | 7 | 12 |
| Distribution to noncontrolling interest holders | — | — | (6) |
| Purchase of shares from noncontrolling interests | — | (34) | — |
| Translation adjustments and other, net | — | (7) | 1 |
| **Noncontrolling interests, end of year** | — | — | 34 |
| | | | |
| **Total equity** | $ 5,585 | $ 5,590 | $ 6,091 |
| | | | |
| **Redeemable noncontrolling interest, beginning of year** | $ 842 | $ 857 | $ — |
| Acquired redeemable noncontrolling interest | — | — | 881 |
| Net earnings (loss) attributable to redeemable noncontrolling interest | 4 | 11 | (7) |
| Translation adjustments | (14) | (25) | (17) |
| Adjustment of redeemable noncontrolling interest to redemption value | — | (1) | — |
| **Redeemable noncontrolling interest, end of year** | $ 832 | $ 842 | $ 857 |
| | | | |
| **Cash dividends declared per common share** | $ 2.58 | $ 2.33 | $ 2.07 |

See notes to consolidated financial statements.

## THE ESTÉE LAUDER COMPANIES INC.

## CONSOLIDATED STATEMENTS OF CASH FLOWS

| | Year Ended June 30 | | |
|---|---|---|---|
| (In millions) | 2023 | 2022 | 2021 |
| **Cash flows from operating activities** | | | |
| Net earnings | $ 1,010 | $ 2,408 | $ 2,875 |
| Adjustments to reconcile net earnings to net cash flows from operating activities: | | | |
| Depreciation and amortization | 744 | 727 | 651 |
| Deferred income taxes | (186) | (149) | (230) |
| Non-cash stock-based compensation | 267 | 331 | 327 |
| Net loss on disposal of property, plant and equipment | 13 | 8 | 23 |
| Non-cash restructuring and other charges | 36 | 14 | 76 |
| Pension and post-retirement benefit expense | 53 | 78 | 95 |
| Pension and post-retirement benefit contributions | (49) | (56) | (59) |
| Goodwill, other intangible and long-lived asset impairments | 207 | 241 | 188 |
| Changes in fair value of contingent consideration | — | — | (2) |
| Gain on previously held equity method investment | — | (1) | (847) |
| Other non-cash items | (8) | (7) | (20) |
| Changes in operating assets and liabilities: | | | |
| Decrease (increase) in accounts receivable, net | 185 | (10) | (398) |
| Increase in inventory and promotional merchandise | (64) | (602) | (140) |
| Decrease (increase) in other assets, net | 26 | (101) | 13 |
| Increase (decrease) in accounts payable | (333) | 210 | 440 |
| Increase (decrease) in other accrued and noncurrent liabilities | (129) | 1 | 695 |
| Decrease in operating lease assets and liabilities, net | (41) | (52) | (56) |
| **Net cash flows provided by operating activities** | 1,731 | 3,040 | 3,631 |
| **Cash flows from investing activities** | | | |
| Capital expenditures | (1,003) | (1,040) | (637) |
| Proceeds from purchase price refund | — | — | 32 |
| Payments for acquired businesses, net of cash acquired | — | (3) | (1,065) |
| Purchases of other intangible assets | (2,286) | — | — |
| Purchases of investments | (8) | (10) | (42) |
| Settlement of net investment hedges | 80 | 108 | (152) |
| **Net cash flows used for investing activities** | (3,217) | (945) | (1,864) |
| **Cash flows from financing activities** | | | |
| Proceeds (repayments) of current debt, net (Note 11) | 983 | (4) | (744) |
| Proceeds from issuance of long-term debt, net | 1,995 | — | 596 |
| Debt issuance costs | (15) | (1) | (4) |
| Repayments and redemptions of long-term debt | (265) | (18) | (459) |
| Net proceeds from stock-based compensation transactions | 88 | 151 | 215 |
| Payment for acquisition of noncontrolling interest | — | (15) | — |
| Payments to acquire treasury stock | (271) | (2,309) | (733) |
| Dividends paid to stockholders | (925) | (840) | (753) |
| Payments to noncontrolling interest holders for dividends | — | — | (8) |
| Payments of contingent consideration | — | — | (2) |
| **Net cash flows provided by (used for) financing activities** | 1,590 | (3,036) | (1,892) |
| Effect of exchange rate changes on Cash and cash equivalents | (32) | (60) | 61 |
| **Net increase (decrease) in Cash and cash equivalents** | 72 | (1,001) | (64) |
| **Cash and cash equivalents at beginning of year** | 3,957 | 4,958 | 5,022 |
| **Cash and cash equivalents at end of year** | $ 4,029 | $ 3,957 | $ 4,958 |

See notes to consolidated financial statements.

## NOTE 1 - DESCRIPTION OF BUSINESS

The Estée Lauder Companies Inc. manufactures, markets and sells skin care, makeup, fragrance and hair care products around the world. Products are marketed under owned brand names, including: Estée Lauder, Aramis, Clinique, Lab Series, Origins, M·A·C, La Mer, Bobbi Brown Cosmetics, Aveda, Jo Malone London, Bumble and bumble, Darphin Paris, TOM FORD, Smashbox, Le Labo, Editions de Parfums Frédéric Malle, GLAMGLOW, Kilian Paris, Too Faced, Dr.Jart+, and The Ordinary. The Estée Lauder Companies Inc. is also the global licensee of the AERIN and BALMAIN brand names for fragrances and cosmetics.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Principles of Consolidation

The accompanying consolidated financial statements include the accounts of The Estée Lauder Companies Inc. and its subsidiaries (collectively, the "Company"). All significant intercompany balances and transactions have been eliminated. Certain amounts in the notes to the consolidated financial statements of prior years have been reclassified to conform to current year presentation.

### Management Estimates

The preparation of financial statements and related disclosures in conformity with U.S. generally accepted accounting principles ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses reported in those financial statements. Certain significant accounting policies that contain subjective management estimates and assumptions include those related to revenue recognition, inventory, pension and other post-retirement benefit costs, business combinations and asset acquisitions, goodwill, other intangible assets and long-lived assets, income taxes, redeemable noncontrolling interest and Deciem Beauty Group Inc. ("DECIEM") stock options. Management evaluates the related estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, and makes adjustments when facts and circumstances dictate. As future events and their effects cannot be determined with precision, actual results could differ significantly from those estimates and assumptions. Significant changes, if any, in those estimates and assumptions resulting from continuing changes in the economic environment will be reflected in the consolidated financial statements in future periods.

### Currency Translation and Transactions

All assets and liabilities of foreign subsidiaries and affiliates are translated at year-end rates of exchange, while revenue and expenses are translated at monthly average rates of exchange for the period. Unrealized translation gains (losses), net of tax, reported as translation adjustments through other comprehensive income (loss) ("OCI") attributable to The Estée Lauder Companies Inc. were $(85) million, $(427) million and $147 million, net of tax, in fiscal 2023, 2022 and 2021, respectively. For the Company's subsidiaries operating in highly inflationary economies, the U.S. dollar is the functional currency. Remeasurement adjustments in financial statements in a highly inflationary economy and other transactional gains and losses are reflected in earnings. These subsidiaries are not material to the Company's consolidated financial statements or liquidity in fiscal 2023, 2022 and 2021.

The Company enters into foreign currency forward contracts and may enter into option contracts to hedge foreign currency transactions for periods consistent with its identified exposures. The Company also uses cross-currency swap contracts to hedge the impact of foreign currency changes on certain intercompany foreign currency denominated debt. Additionally, the Company enters into foreign currency forward contracts to hedge a portion of its net investment in certain foreign operations, which are designated as net investment hedges.

See *Note 12 – Derivative Financial Instruments* for further discussion. The Company categorizes these instruments as entered into for purposes other than trading.

The accompanying consolidated statements of earnings include net exchange gains (losses) on foreign currency transactions of $57 million, $(11) million and $(12) million in fiscal 2023, 2022 and 2021, respectively.

*Cash and Cash Equivalents*

Cash and cash equivalents include $66 million and $1,883 million of short-term time deposits at June 30, 2023 and 2022, respectively. The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

*Investments*

Investments in the common stock of privately-held companies in which the Company has the ability to exercise significant influence, but less than a controlling financial interest, are accounted for under the equity method of accounting. For those equity securities without readily determinable fair values where the Company does not have the ability to exercise significant influence, the Company records them at cost, less impairment, plus/minus subsequent observable price changes, and performs an assessment each quarter to determine whether or not a triggering event has occurred that results in changes in fair value. Collectively, these investments were not material to the Company's consolidated financial statements as of June 30, 2023 and 2022 and are included in Other assets in the accompanying consolidated balance sheets.

*Accounts Receivable*

Accounts receivable, net is stated net of the allowance for doubtful accounts and customer deductions. Payment terms are short-term in nature and are generally less than one year.

The Company is required to measure credit losses based on the Company's estimate of expected losses rather than incurred losses, which generally results in earlier recognition of allowances for credit losses. The Company evaluates certain criteria, including aging and historical write-offs, the current economic condition of specific customers and future economic conditions of countries utilizing a consumption index to determine the appropriate allowance for credit losses. The Company writes-off receivables once it is determined that the receivables are no longer collectible and as allowed by local laws. See *Note 14 – Revenue Recognition* for additional information.

*Inventory and Promotional Merchandise*

Inventory and promotional merchandise only includes inventory considered saleable or usable in future periods, and is stated at the lower of cost or net realizable value, with cost being based on standard cost and production variances, which approximate actual cost on the first-in, first-out method. Cost components include raw materials, componentry, direct labor and overhead (e.g., indirect labor, utilities, depreciation, purchasing, receiving, inspection and warehousing) as well as inbound freight. Manufacturing overhead is allocated to the cost of inventory based on the normal production capacity. Unallocated overhead during periods of abnormally low production levels are recognized as cost of sales in the period in which they are incurred. Promotional merchandise is charged to expense at the time the merchandise is shipped to the Company's customers. Included in inventory and promotional merchandise is an inventory obsolescence reserve, which represents the difference between the cost of the inventory and its estimated realizable value. This reserve is calculated using an estimated obsolescence percentage applied to the inventory based on age and historical results. In addition, and as necessary, specific reserves for future known or anticipated events may be established.

*Derivative Financial Instruments*

The Company's derivative financial instruments are recorded as either assets or liabilities on the balance sheet and measured at fair value. All derivatives are (i) designated as a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment ("fair value" hedge), (ii) designated as a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability ("cash flow" hedge), or (iii) not designated as a hedging instrument. Changes in the fair value of a derivative that is designated and qualifies as a fair value hedge are recorded in current-period earnings, along with the loss or gain on the hedged asset or liability that is attributable to the hedged risk (including losses or gains on unrecognized firm commitments). Changes in the fair value of a derivative that is designated and qualifies as a cash flow hedge of a forecasted transaction are recorded in OCI. Gains and losses deferred in OCI are then recognized in current-period earnings when earnings are affected by the variability of cash flows of the hedged forecasted transaction (e.g., when periodic settlements on a variable-rate asset or liability are recorded in earnings). Changes in the fair value of derivative instruments not designated as hedging instruments are reported in current-period earnings. All derivative gains and losses relating to cash flow hedges and fair value hedges are recognized in the same income statement line as the hedged items. The Company also enters into foreign currency forward contracts to hedge a portion of its net investment in certain foreign operations, which are designated as net investment hedges. See *Note 12 – Derivative Financial Instruments* for further discussion.

*Property, Plant and Equipment*

Property, plant and equipment, including leasehold and other improvements that extend an asset's useful life or productive capabilities, are carried at cost less accumulated depreciation and amortization. Costs incurred for computer software developed or obtained for internal use are capitalized during the application development stage and expensed as incurred during the preliminary project and post-implementation stages. Capital costs incurred while an asset is being built are classified as Construction in progress and are reclassified to its respective asset class when placed into service. For financial statement purposes, depreciation is provided principally on the straight-line method over the estimated useful lives of the assets ranging from 3 to 40 years. Leasehold improvements are amortized on a straight-line basis over the shorter of the lives of the respective leases or the expected useful lives of those improvements.

*Business Combinations and Asset Acquisitions*

The Company evaluates whether a transaction meets the definition of a business. The Company first applies a screen test to determine if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets. If the screen test is met, the transaction is accounted for as an asset acquisition. If the screen test is not met, the Company further considers whether the set of assets or acquired entities have at a minimum, inputs and processes that have the ability to create outputs in the form of revenue. If the assets or acquired entities meet this criteria, the transaction is accounted for as a business combination.

The Company uses the acquisition method of accounting for acquired businesses. Under the acquisition method, the Company's consolidated financial statements reflect the operations of an acquired business starting from the closing date of the acquisition. The Company allocates the purchase price to the tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values on the acquisition date. Any residual purchase price is recorded as goodwill.

The Company recognizes assets acquired in an asset acquisition based on the cost to the Company on a relative fair value basis, which includes transaction costs in addition to consideration transferred and liabilities assumed or issued as part of the transaction. Neither goodwill nor bargain purchase gains are recognized in an asset acquisition; any excess of consideration transferred over the fair value of the net assets acquired, or the opposite, is allocated to qualifying assets based on their relative fair values.

The determination of fair value, as well as the expected useful lives of certain assets acquired, requires management to make judgments and may involve the use of significant estimates, including assumptions with respect to estimated future cash flows, discount rates and valuation multiples from comparable publicly traded companies, among other things. See *Note 5 – Business and Asset Acquisitions* for further information.

*Goodwill and Other Indefinite-lived Intangible Assets*

Goodwill is calculated as the excess of the cost of purchased businesses over the fair value of their underlying net assets. Other indefinite-lived intangible assets principally consist of trademarks. Goodwill and other indefinite-lived intangible assets are not amortized.

The Company assesses goodwill and other indefinite-lived intangible assets at least annually for impairment as of the beginning of the fiscal fourth quarter or more frequently if certain events or circumstances exist. The Company tests goodwill for impairment at the reporting unit level, which is one level below the Company's operating segments. The Company identifies its reporting units by assessing whether the components of its operating segments constitute businesses for which discrete financial information is available and management of each operating segment regularly reviews the operating results of those components. The Company makes certain judgments and assumptions in allocating assets and liabilities to determine carrying values for its reporting units. When testing goodwill for impairment, the Company has the option of first performing a qualitative assessment to determine whether it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform a quantitative goodwill impairment test. The Company uses a single quantitative step when determining the subsequent measurement of goodwill by comparing the fair value of a reporting unit with its carrying amount and recording an impairment charge for the amount that the carrying amount exceeds the fair value, up to the total amount of goodwill allocated to that reporting unit. When testing other indefinite-lived intangible assets for impairment, the Company also has the option of first performing a qualitative assessment to determine whether it is more-likely-than-not that the indefinite-lived intangible asset is impaired as a basis for determining whether it is necessary to perform a quantitative test. The quantitative impairment test for indefinite-lived intangible assets encompasses calculating the fair value of an indefinite-lived intangible asset and comparing the fair value to its carrying value. If the carrying value exceeds the fair value, an impairment charge is recorded.

See *Note 6 – Goodwill and Other Intangible Assets* for further information.

*Long-Lived Assets*

The Company reviews long-lived assets, primarily intangible assets subject to amortization, right-of-use assets and property, plant and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. When such events or changes in circumstances occur, a recoverability test is performed comparing projected undiscounted cash flows from the use and eventual disposition of an asset or asset group to its carrying value. If the projected undiscounted cash flows are less than the carrying value, then an impairment charge would be measured and recorded for the excess of the carrying value over the fair value. Specifically for right-of-use assets, estimated fair value is based on discounting market rent using a real estate discount rate.

*Leases*

The Company recognizes a lease liability and a related right-of-use ("ROU") asset at the commencement date for leases on its consolidated balance sheet, excluding short-term leases as noted below. The lease liability is equal to the present value of unpaid lease payments over the remaining lease term. The Company's lease term at the commencement date may reflect options to extend or terminate the lease when it is reasonably certain that such options will be exercised. To determine the present value of the lease liability, the Company uses an incremental borrowing rate, which is defined as the rate of interest that the Company would have to pay to borrow (on a collateralized basis over a similar term) an amount equal to the lease payments in similar economic environments. The ROU asset is based on the corresponding lease liability adjusted for certain costs such as initial direct costs, prepaid lease payments and lease incentives received. Both operating and finance lease ROU assets are reviewed for impairment, consistent with other long-lived assets, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. After an ROU asset is impaired, any remaining balance of the ROU asset is amortized on a straight-line basis over the shorter of the remaining lease term or the estimated useful life.

After the lease commencement date, the Company evaluates lease modifications, if any, that could result in a change in the accounting for leases. For a lease modification, an evaluation is performed to determine if it should be treated as either a separate lease or a change in the accounting of an existing lease. In addition, significant changes in events or circumstances within the Company's control are assessed to determine whether a change in the accounting for leases is required.

For lease modifications that result in partial termination of the lease, the Company has elected the proportional method whereby the carrying amount of the ROU asset is decreased in proportion with the full or partial termination of the lease based on the adjustment to the carrying value of the lease liability. The difference between those adjustments is recognized in Selling, general and administrative expense in the accompanying consolidated statements of earnings at the effective date of the termination.

Certain of the Company's leases provide for variable lease payments for the right to use an underlying asset that vary due to changes in facts and circumstances occurring after the commencement date, other than the passage of time. Variable lease payments that are dependent on an index or rate (e.g., Consumer Price Index) are included in the initial measurement of the lease liability, the initial measurement of the ROU asset, and the lease classification test based on the index or rate as of the commencement date. Any changes from the commencement date estimation of the index- and rate-based variable payments are expensed as incurred in the period of the change. Variable lease payments that are not known at the commencement date and are determinable based on the performance or use of the underlying asset, are not included in the initial measurement of the lease liability or the ROU asset, but instead are expensed as incurred. The Company's variable lease payments primarily include rents based on a percentage of sales in excess of stipulated levels, common area maintenance based on the percentage of the total square footage leased by the Company, as well as costs relating to embedded leases, such as third-party manufacturing agreements.

Certain of the Company's contracts contain lease components as well as non-lease components, such as an agreement to purchase services. For purposes of allocating contract consideration, the Company does not separate the lease components from non-lease components for all asset classes.

Short-term leases (i.e. leases with a term of 12 months or less) are not recorded as ROU assets or lease liabilities on the Company's consolidated balance sheets, and the related lease payments are recognized in net earnings on a straight-line basis over the lease term.

For certain leases relating to automobiles, information technology equipment and office equipment, the Company utilizes the portfolio approach. Under this approach, the Company combines and accounts for leases (as a portfolio) with similar characteristics (e.g., lease term, discount rates, etc.) as a single lease, provided its application is not materially different when compared to the application at the individual lease level.

See *Note 7 – Leases* for further information.

*Concentration of Credit Risk*

The Company is a worldwide manufacturer, marketer and seller of skin care, makeup, fragrance and hair care products. The Company's sales subject to credit risk are made primarily to retailers in its travel retail business, department stores, specialty multi-brand retailers and perfumeries. The Company grants credit to qualified customers. While the Company does not believe it is exposed significantly to any undue concentration of credit risk at this time, it continues to monitor its customers' abilities, individually and collectively, to make timely payments.

*Revenue Recognition*

**Performance Obligations**

The Company recognizes revenue at a point in time when it satisfies a performance obligation by transferring control over a product and other promised goods and services to a customer.

The Company sells wholesale to customers in distribution channels that include department stores, travel retail, specialty-multi retailers, perfumeries, salons/spas and through various online sites operated by authorized retailers, including pure-play sites. The primary performance obligation related to these channels of distribution is product sales where revenue is recognized as control of the product transfers to the customer. In the Americas region, revenue is generally recognized at the time the product is made available and provided to the customer's carrier at the Company's location, and in the Europe, the Middle East & Africa and Asia/Pacific regions, revenue is generally recognized based upon the customer's receipt.

The Company also sells direct to consumers at Company-operated freestanding stores and online through Company-owned and operated e-commerce and m-commerce sites and through third-party online malls. At Company-operated freestanding stores, revenue is recognized when control of the product is transferred at the point of sale. Revenue from online sales is recognized when control of the product is transferred, generally based upon the consumer's receipt.

In connection with the sale of product, the Company may provide other promised goods and services that are deemed to be performance obligations. These are comprised of gift with purchase and purchase with purchase promotions, customer loyalty program obligations, gift cards and other promotional goods including samples and testers.

The Company offers a number of different loyalty programs to its customers across regions, brands and distribution channels including points-based programs, tier-based programs and other programs. Revenue is allocated between the saleable product revenue and the material right loyalty obligations based on relative standalone selling prices when the consumer purchases the products that are earning them the right to the future benefits. Deferred revenue related to the Company's loyalty programs is estimated based on the standalone selling price and is adjusted for an estimated breakage factor. Standalone selling price is determined primarily using the observable market price of the good or service benefit if it is sold by the Company or a cost plus margin approach for goods/services not directly sold by the Company. Breakage rates consider historical patterns of redemption and/or expiration. Revenue is recognized when the benefits are redeemed or expire.

The Company provides gift with purchase promotional products to certain customers generally without additional charge and also provides purchase with purchase promotional products to certain customers at a discount in relation to prices charged for saleable product. Revenue is allocated between saleable product, gift with purchase product and purchase with purchase product based on the estimated relative standalone selling prices. Revenue is deferred and ultimately recognized based on the timing differences, if any, between when control of promotional goods and control of the related saleable products transfer to the Company's customer (e.g., a third-party retailer), which is calculated based on the weighted-average number of days between promotional periods. The estimated standalone selling price allocated to promotional goods is based on a cost plus margin approach.

In situations where promotional products are provided by the Company to its customers at the same time as the related saleable product, such as shipments of samples and testers, the cost of these promotional products are recognized as a cost of sales at the same time as the related revenue is recognized and no deferral of revenue is required.

The Company also offers gift cards through Company-operated freestanding stores and Company-owned websites. The related deferred revenue is estimated based on expected breakage that considers historical patterns of redemption taking into consideration escheatment laws as applicable.

**Product Returns, Sales Incentives and Other Forms of Variable Consideration**

In measuring revenue and determining the consideration the Company is entitled to as part of a contract with a customer, the Company takes into account the related elements of variable consideration. Such elements of variable consideration include product returns and sales incentives, such as volume rebates and discounts, markdowns, margin adjustments and early-payment discounts. We also enter into arrangements containing other forms of variable consideration, including certain demonstration arrangements, for which the Company does not receive a distinct good or service or for which the Company cannot reasonably estimate the fair value of the good or service. For these types of arrangements, the adjustments to revenue are recorded at the later of when (i) the Company recognizes revenue for the transfer of the related goods or services to the customer, or (ii) the Company pays, or promises to pay, the consideration.

For the sale of goods with a right of return, the Company only recognizes revenue for the consideration it expects to be entitled to (considering the products to be returned) and records a sales return accrual within Other accrued liabilities for the amount it expects to credit back its customers. In addition, the Company recognizes an asset included in Inventory and promotional merchandise and a corresponding adjustment to Cost of sales for the right to recover goods from customers associated with the estimated returns.

The sales return accrual and corresponding asset include estimates that directly impact reported net sales. These estimates are calculated based on a history of actual returns, estimated future returns and information provided by retailers regarding their inventory levels. Consideration of these factors results in an estimate for anticipated sales returns that reflects increases or decreases related to seasonal fluctuations. In addition, as necessary, sales return accruals and the related assets may be established for significant future known or anticipated events. The types of known or anticipated events that are considered, and will continue to be considered, include the financial condition of the Company's customers, store closings by retailers, changes in the retail environment and the Company's decision to continue to support new and existing products.

The Company estimates sales incentives and other variable consideration using the most likely amount method and records accruals within Other accrued liabilities when control of the related product is transferred to the customer. Under this method, certain forms of variable consideration are based on expected sell-through results, which requires subjective estimates. These estimates are supported by historical results as well as specific facts and circumstances related to the current period.

The Company also enters into transactions and makes payments to certain of its customers related to demonstration, advertising and counter construction, some of which involve cooperative relationships with customers. These activities may be arranged either with unrelated third parties or in conjunction with the customer. To the extent the Company receives a distinct good or service in exchange for consideration and the fair value of the benefit can be reasonably estimated, the Company's share of the counter depreciation and the other costs of these transactions (regardless of to whom they were paid) are reflected in Selling, general and administrative expenses in the accompanying consolidated statements of earnings.

See *Note 14 – Revenue Recognition* for further discussion. For revenue disaggregated by product category and geographic region, see *Note 22 – Segment Data and Related Information*.

**Royalty Revenue - License Arrangements**

As a result of the acquisition of the TOM FORD brand, the Company entered into license arrangements with the Marcolin Group ("Marcolin") and Ermenegildo Zegna N.V. ("Zegna"). As part of these arrangements, the Company licensed the TOM FORD trademark for eyewear ("Eyewear") to Marcolin and for fashionwear ("Fashion") to Zegna. Licensing the TOM FORD trademark to customers represents a new revenue-generating activity in the ordinary course of business for the Company.

The Company's performance obligation is to license the TOM FORD trademark to Marcolin and to Zegna, which grants them the right to access the symbolic intellectual property. The licensing arrangements stipulate that licensees must pay a sales-based royalty, with a guaranteed minimum, to the Company. The Company satisfies its performance obligation over the license period, as the Company fulfills its promise to grant the licensees rights to use and benefit from the intellectual property as well as maintain the intellectual property. As such, revenue for both the Marcolin and Zegna arrangements is recognized over time. Royalty payments are collected on a quarterly basis. The Company expects the guaranteed minimum royalty amounts to be exceeded and, as a result, sales-based royalties will be recognized in the period in which the sales occur. The upfront payment received from Marcolin is recognized on a straight-line basis over the estimated economic life of the license. See *Note 5 – Business and Asset Acquisitions* and *Note 14 - Revenue Recognition* for further information regarding the acquisition of the TOM FORD brand.

*Advertising and Promotion*

Global net advertising, merchandising, sampling, promotion and product development expenses of $3,711 million, $3,877 million and $3,710 million in fiscal 2023, 2022 and 2021, respectively, are recorded in Selling, general and administrative expenses in the accompanying consolidated statements of earnings and are expensed as incurred. The cost of certain promotional products, including samples and testers, are classified within Cost of sales.

*Research and Development*

Research and development costs of $344 million, $307 million and $243 million in fiscal 2023, 2022 and 2021, respectively, are recorded in Selling, general and administrative expenses in the accompanying consolidated statements of earnings and are expensed as incurred.

### *Shipping and Handling*

Shipping and handling expenses of $838 million, $860 million and $680 million in fiscal 2023, 2022 and 2021, respectively, are recorded in Selling, general and administrative expenses in the accompanying consolidated statements of earnings and include distribution center costs, promotional shipping costs, third-party logistics costs and outbound freight.

### *Royalty Fees - License Arrangements*

The Company's license agreements provide the Company with worldwide rights to manufacture, market and sell beauty and beauty-related products (or particular categories thereof) using the licensors' trademarks. The current license arrangements have an initial term of approximately 5 years to 10 years, and are renewable subject to the Company's compliance with the license agreement provisions. As of June 30, 2023, the remaining terms considering available renewal periods range from 7 years to approximately 27 years. Under each license, the Company is required to pay royalties to the licensor, at least annually, based on net sales to third parties.

Certain license agreements may require minimum royalty payments, incremental royalties based on net sales levels and minimum spending on advertising and promotional activities. Royalty expenses are accrued in the period in which net sales are recognized while advertising and promotional expenses are accrued at the time these costs are incurred.

### *Stock-Based Compensation*

The Company records stock-based compensation, measured at the fair value of the awards that are ultimately expected to vest, as an expense in the consolidated financial statements, net of estimated forfeitures. All excess tax benefits and tax deficiencies related to share-based compensation awards are recorded as income tax expense or benefit in the accompanying consolidated statements of earnings.

### *Income Taxes*

The Company calculates and provides for income taxes in each tax jurisdiction in which it operates. As the application of various tax laws relevant to the Company's global business is often uncertain, significant judgment is required in determining the Company's annual tax expense and in evaluating the Company's tax positions. The provision for income taxes includes the amounts payable or refundable for the current year, the effect of deferred taxes and impacts from uncertain tax positions.

The Company recognizes deferred tax assets and liabilities for future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax basis, net operating losses, tax credit and other carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates when the assets and liabilities are expected to be realized or settled. The Company regularly reviews deferred tax assets for realizability and establishes valuation allowances based on available evidence including historical operating losses, projected future taxable income, expected timing of the reversals of existing temporary differences, and appropriate tax planning strategies. If the Company's assessment of the realizability of a deferred tax asset changes, an increase to a valuation allowance will result in a reduction of net earnings at that time, while the reduction of a valuation allowance will result in an increase of net earnings at that time.

The Company provides tax reserves for U.S. federal, state, local and foreign tax exposures relating to periods subject to audit. The development of reserves for these exposures requires judgments about tax issues, potential outcomes and timing, and is a subjective critical estimate. The Company assesses its tax positions and records tax benefits for all years subject to examination based upon management's evaluation of the facts, circumstances, and information available at the reporting dates. For those tax positions where it is more-likely-than-not that a tax benefit will be sustained, the Company has recorded the largest amount of tax benefit with a greater than 50% likelihood of being realized upon settlement with a tax authority that has full knowledge of all relevant information. For those tax positions where it is more-likely-than-not that a tax benefit will not be sustained, no tax benefit has been recognized in the consolidated financial statements. The Company classifies applicable interest and penalties as a component of the provision for income taxes. Although the outcome relating to these exposures is uncertain, in management's opinion adequate provisions for income taxes have been made for estimable potential liabilities emanating from these exposures. If actual outcomes differ materially from these estimates, they could have a material impact on the Company's consolidated net earnings.

*Redeemable Noncontrolling Interest*

On May 18, 2021, the Company acquired additional shares in Deciem Beauty Group Inc. ("DECIEM"), a Toronto-based skin care company. The Company originally acquired a minority interest in DECIEM in June 2017. The acquisition of additional shares increased the Company's equity interest and was considered a step acquisition. As part of the increase in the Company's investment, the Company was granted the right to purchase ("Call Option"), and granted the remaining investors a right to sell to the Company ("Put Option"), the remaining interests after a three-year period, with a purchase price based on the future performance of DECIEM (the "net Put (Call) Option").

As a result of this redemption feature, the Company recorded redeemable noncontrolling interest, at its acquisition-date fair value, that is classified as mezzanine equity in the accompanying consolidated balance sheets. The noncontrolling interest is adjusted each reporting period for income (loss) attributable to the noncontrolling interest. Each reporting period, a measurement period adjustment, if any, is then recorded to adjust the noncontrolling interest to the higher of either the redemption value, assuming it was redeemable at the reporting date, or its carrying value. If and when applicable, these adjustments are recorded in Paid-in capital and are not reflected in the accompanying consolidated statements of earnings. In addition, based on the Company's policy election, if the redemption value exceeds the fair value of the noncontrolling interest on a cumulative basis, a measurement period adjustment is recorded in Retained earnings and the Company will adjust Net earnings (loss) attributable to The Estée Lauder Companies Inc. as it uses the two-class method when calculating earnings per common share. The fair value of the noncontrolling interest per share is calculated by incorporating significant assumptions including the starting equity value, revenue growth rates and earnings before interest, taxes, depreciation and amortization ("EBITDA") and the following key assumptions into the Monte Carlo method: risk-free rate, term to mid of last twelve-month period, operating leverage adjustment, net sales discount rate, EBITDA discount rate, EBITDA volatility and net sales volatility. See *Note 5 – Business and Asset Acquisitions* for additional information regarding the redeemable noncontrolling interest.

*Government Assistance*

The Company recognizes amounts received from government assistance programs as a reduction to cost of sales or operating expenses in the consolidated statements of earnings when there is reasonable assurance the Company will receive the amount and has met the conditions, if any, required by the government assistance program. Beginning in the second half of fiscal 2020, many governments in locations where the Company operates announced programs to assist employers whose businesses were impacted by the COVID-19 pandemic, including programs that provide rebates to incentivize employers to maintain employees on payroll who were unable to work for their usual number of hours. During fiscal 2022 and 2021, the Company qualified for and recorded $12 million and $84 million, respectively, in government assistance, which reduced Selling, general and administrative expenses by $9 million and $78 million, respectively, and Cost of sales by $3 million and $6 million, respectively. In fiscal 2023, the impact from government assistance programs was not material to the consolidated statement of earnings.

*Recently Issued Accounting Standards*

**FASB ASU No. 2022-04 – Liabilities—Supplier Finance Programs (Subtopic 405-50): Disclosure of Supplier Finance Program Obligations**
In September 2022, the FASB issued authoritative guidance which is intended to enhance the transparency surrounding the use of supplier finance programs. The guidance requires companies that use supplier finance programs to make annual disclosures about the program's key terms, the balance sheet presentation of related amounts, the confirmed amount outstanding at the end of the period and associated rollforward information. Only the amount outstanding at the end of the period must be disclosed in interim periods. The guidance does not affect the recognition, measurement or financial statement presentation of supplier finance program obligations.

*Effective for the Company* – The guidance becomes effective for the Company's first quarter fiscal 2024 and is applied on a retrospective basis, except for the requirement to disclose rollforward information annually which is effective prospectively for the Company beginning in fiscal 2025. Early adoption is permitted. Annual disclosures, excluding the rollforward information, need to be provided in interim periods within the initial year of adoption.

*Impact on consolidated financial statements* – The Company has supplier financing arrangements and will apply the disclosure requirements as required by the amendments.

**Reference Rate Reform (ASC Topic 848 "ASC 848")**
In March 2020, the FASB issued authoritative guidance to provide optional relief for companies preparing for the discontinuation of interest rates such as the London Interbank Offered Rate ("LIBOR") and applies to lease and other contracts, hedging instruments, held-to-maturity debt securities and debt arrangements that reference LIBOR or another rate that is expected to be discontinued as a result of reference rate reform.

In January 2021, the FASB issued authoritative guidance that makes amendments to the new rules on accounting for reference rate reform. The amendments clarify that for all derivative instruments affected by the changes to interest rates used for discounting, margining or contract price alignment, regardless of whether they reference LIBOR or another rate expected to be discontinued as a result of reference rate reform, an entity may apply certain practical expedients in ASC 848.

In December 2022, the FASB issued authoritative guidance to defer the sunset date of ASC 848 from December 31, 2022 to December 31, 2024.

*Effective for the Company* – This guidance can only be applied for a limited time through December 31, 2024.

*Impact on consolidated financial statements* – The Company completed its comprehensive evaluation of applying this guidance, and will adopt certain practical expedients for its interest rate swap agreements in the fiscal 2024 first quarter which is not expected to have a significant impact on its consolidated financial statements, including business processes and internal controls over financial reporting. The practical expedients that will be adopted permit its hedging relationships to continue without de-designation upon changes due to reference rate reform. Foreign currency forward contracts do not reference LIBOR and no practical expedients will be elected, but will be discounted using the Secured Overnight Financing Rate (SOFR). For existing lease, debt arrangements and other contracts, the Company will not adopt any ASC 848 practical expedients as it relates to these arrangements.

No other recently issued accounting pronouncements are expected to have a material impact on the Company's consolidated financial statements.

## NOTE 3 – INVENTORY AND PROMOTIONAL MERCHANDISE

Inventory and promotional merchandise consists of the following:

|  | June 30 | |
| --- | --- | --- |
| (In millions) | 2023 | 2022 |
| Raw materials | $ 876 | $ 791 |
| Work in process | 362 | 366 |
| Finished goods | 1,404 | 1,449 |
| Promotional merchandise | 337 | 314 |
|  | $ 2,979 | $ 2,920 |

## NOTE 4 – PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consists of the following:

|  | June 30 | |
| --- | --- | --- |
| (In millions) | 2023 | 2022 |
| **Assets (Useful Life)** | | |
| Land | $ 70 | $ 53 |
| Buildings and improvements (10 to 40 years) | 843 | 491 |
| Machinery and equipment (3 to 10 years) | 1,071 | 994 |
| Computer hardware and software (4 to 10 years) | 1,651 | 1,468 |
| Furniture and fixtures (5 to 10 years) | 136 | 129 |
| Leasehold improvements | 2,310 | 2,246 |
| Construction in progress | 827 | 759 |
|  | 6,908 | 6,140 |
| Less accumulated depreciation and amortization | (3,729) | (3,490) |
|  | $ 3,179 | $ 2,650 |

Depreciation and amortization of property, plant and equipment was $577 million, $543 million and $516 million in fiscal 2023, 2022 and 2021, respectively. Depreciation and amortization related to the Company's manufacturing process is included in Cost of sales and all other depreciation and amortization is included in Selling, general and administrative expenses in the accompanying consolidated statements of earnings. See *Note 7 – Leases* for discussion of property, plant and equipment impairments.

## NOTE 5 – BUSINESS AND ASSET ACQUISITIONS

### Asset Acquisition

*Fiscal 2023*

On April 28, 2023, the Company acquired 100% of the equity interests in 001 Del LLC ("001") in exchange for $2,550 million in consideration (the "TOM FORD Acquisition"). 001 is the sole owner of the TOM FORD brand and its related intellectual property. The TOM FORD brand is a luxury brand created in 2005, and this acquisition is expected to further strengthen the Company's TOM FORD BEAUTY brand, which the Company has historically licensed, while simultaneously enabling the Company to create new licensing revenue streams. At the same time as the Company's transaction, affiliates of the Ermenegildo Zegna Group ("Zegna") separately purchased the interests in the TOM FORD fashion business that Zegna did not own (including the purchase of interests from the sellers of 001).

The TOM FORD Acquisition has been accounted for as an asset acquisition as the fair value of the gross assets acquired is concentrated in the value of the TOM FORD trademark intangible asset. The acquisition of 001 included existing license relationships for certain uses of the brand name, which were modified, terminated or otherwise renegotiated in connection with the transaction, and are discussed separately in *Note 14 – Revenue Recognition*.

The total cost of the asset acquisition is $2,578 million, inclusive of approximately $28 million of transaction related costs and $300 million of deferred consideration payable to the sellers included in Other noncurrent liabilities in the accompanying consolidated balance sheets as of June 30, 2023. Of the $300 million of deferred consideration payable to the sellers, $150 million is due in July 2025 and the remaining $150 million is due in July 2026.

The total cost of the asset acquisition was allocated to the TOM FORD trademark intangible asset. The Company determined that the TOM FORD trademark intangible asset has an indefinite life, and will not be amortized, but will be subject to impairment assessment at least annually, or more frequently if certain events or circumstances exist.

### Business Combination

*Fiscal 2021*

On May 18, 2021, the Company acquired additional shares in DECIEM, a Toronto-based skin care company, for $1,092 million in cash, including proceeds from the issuance of debt. DECIEM is a multi-brand beauty company with a brand portfolio that includes The Ordinary and NIOD. This acquisition is expected to further strengthen the Company's leadership position in prestige skin care, expand its global consumer reach and complement its business in the online and specialty-multi channels. The Company originally acquired a minority interest in DECIEM in June 2017. The minority interest was accounted for as an equity method investment, which had a carrying value of $65 million at the acquisition date. The acquisition of additional shares increased the Company's fully diluted equity interest from approximately 29% to approximately 76% and was considered a step acquisition. On a fully diluted basis, the DECIEM stock options, discussed below, approximated 4% of the total capital structure. Accordingly, for purposes of determining the consideration transferred, the Company excluded the DECIEM stock options, which resulted in an increase in the Company's post-acquisition undiluted equity interest from approximately 30% to approximately 78% and the post-acquisition undiluted equity interest of the remaining noncontrolling interest holders of approximately 22%. The Company remeasured the previously held equity method investment to its fair value of $913 million, resulting in the recognition of a gain of $848 million. The gain on the Company's previously held equity method investment is included in Other income, net in the accompanying consolidated statements of earnings for the year ended June 30, 2021. As part of the increase in the Company's investment, the Company was granted the right to purchase ("Call Option"), and granted the remaining investors a right to sell to the Company ("Put Option"), the remaining interests after a three-year period, with a purchase price based on the future performance of DECIEM (the "net Put (Call) Option"). As a result of this redemption feature, the Company recorded redeemable noncontrolling interest, at its acquisition-date fair value, that is classified as mezzanine equity in the accompanying consolidated balance sheets at June 30, 2021. The accounting for the DECIEM business combination was finalized during the fiscal 2022 third quarter.

A summary of the total consideration transferred, including immaterial measurement period adjustments was finalized during the fiscal 2022 third quarter and recorded as follows:

| (In millions) | | **March 31, 2022** |
|---|---|---|
| Cash paid | $ | 1,095 |
| Fair value of DECIEM stock options liability | | 104 |
| Fair value of net Put (Call) Option | | 233 |
| Total consideration for the acquired ownership interest (approximately 47.9%) | | 1,432 |
| Fair value of previously held equity method investment (approximately 30.5%) | | 913 |
| Fair value of redeemable noncontrolling interest (approximately 21.6%) | | 647 |
| Total consideration transferred (100%) | $ | 2,992 |

As part of the acquisition of additional shares, DECIEM stock options were issued in replacement of and exchange for certain vested and unvested stock options previously issued by DECIEM. The total fair value of the DECIEM stock options of $295 million was recorded as part of the total consideration transferred, comprising of $191 million of Cash paid for vested options settled as of the acquisition date and $104 million reported as a stock options liability on the Company's consolidated balance sheet as it is not an assumed liability of DECIEM and is expected to be settled in cash upon completion of the exercise of the Put (Call). The acquisition-date fair value of the DECIEM stock options liability was calculated by multiplying the acquisition-date fair value by the number of DECIEM stock options replaced the day after the acquisition date. The stock options replaced consist of vested and partially vested stock options. See *Note 18 – Stock Programs* for information relating to the DECIEM stock options.

The acquisition-date fair value of the previously held equity method investment was calculated by multiplying the gross-up of the total consideration for the acquired ownership interest of $2,992 million by the related effective previously held equity interest of approximately 30.5%.

The acquisition-date fair value of the redeemable noncontrolling interest includes the acquisition-date fair value of the net Put (Call) Option of $233 million. The remaining acquisition-date fair value of the redeemable noncontrolling interest of $647 million was calculated by multiplying the gross-up of the total consideration for the acquired ownership interest of $2,992 million by the related noncontrolling interest of approximately 21.6%.

The acquisition-date fair values of the DECIEM stock options and the net Put (Call) Option were calculated by incorporating significant assumptions including the starting equity value, revenue growth rates and EBITDA and the following key assumptions into the Monte Carlo Method:

| | **May 18, 2021** |
|---|---|
| Risk-free rate | 0.50% |
| Term to mid of last twelve-month period | 2.54 years |
| Operating leverage adjustment | 0.45 |
| Net sales discount rate | 3.30% |
| EBITDA discount rate | 6.80% |
| EBITDA volatility | 38.30% |
| Net sales volatility | 17.20% |

The Company recorded an allocation of the total consideration transferred to the tangible and identifiable intangible assets acquired and liabilities assumed based on their fair value at the acquisition date. The total consideration transferred includes the cash paid at closing, the fair value of its previously held equity method investment, the fair value of the redeemable noncontrolling interest, including the fair value of the net Put (Call) Option, and the fair value of the DECIEM stock options liability. The excess of the total consideration transferred over the fair value of the net tangible and intangible assets acquired was recorded as goodwill. To determine the acquisition date estimated fair value of intangible assets acquired, the Company applied the income approach, specifically the multi-period excess earnings method for customer relationships and the relief-from-royalty method for trademarks. The significant assumptions used in these approaches include revenue growth rates and profit margins, terminal values, weighted average cost of capital used to discount future cash flows, and a customer attrition rate for customer relationships and royalty rates for trademarks. The allocation of the total consideration transferred, including immaterial measurement period adjustments was finalized during the fiscal 2022 third quarter and recorded as follows:

| (In millions) | March 31, 2022 |
|---|---|
| Cash | $ 35 |
| Accounts receivable | 64 |
| Inventory | 190 |
| Other current assets | 33 |
| Property, plant and equipment | 40 |
| Operating lease right-of-use assets | 40 |
| Intangible assets | 1,917 |
| Goodwill | 1,296 |
| Deferred income taxes | 8 |
| Total assets acquired | 3,623 |
| | |
| Accounts payable | 21 |
| Operating lease liabilities | 8 |
| Other accrued liabilities | 78 |
| Deferred income taxes | 479 |
| Long-term operating lease liabilities | 45 |
| Total liabilities assumed | 631 |
| Total consideration transferred | $ 2,992 |

The results of operations for DECIEM and acquisition-related costs were not material to the Company's consolidated statements of earnings for the year ended June 30, 2021. Pro forma results of operations reflecting the acquisition of DECIEM are not presented, as the impact on the Company's consolidated financial results would not have been material.

**NOTE 6 – GOODWILL AND OTHER INTANGIBLE ASSETS**

As previously discussed in *Note 5 - Business and Asset Acquisitions*, in April 2023, the Company completed the TOM FORD Acquisition and recorded a non-amortizable intangible asset (trademark) of $2,578 million.

The trademark acquired in connection with the TOM FORD Acquisition is classified as level 3 in the fair value hierarchy. The fair value of the trademark was determined using an income approach, specifically the relief-from-royalty method. This method assumes that, in lieu of ownership, a third party would be willing to pay a royalty in order to obtain the rights to use the comparable asset. The significant assumptions used to estimate the fair value were revenue growth rates, terminal value, beauty royalty savings, the weighted average cost of capital used to discount future cash flows and royalty rates. The most significant unobservable input was the weighted average cost of capital used to discount future cash flows.

Also as discussed in *Note 5 - Business and Asset Acquisitions,* in May 2021 the Company increased its investment in DECIEM, which resulted in the inclusion of additional goodwill of $1,296 million, amortizable intangible assets (customer lists) of $701 million with amortization periods of 7 years to 14 years, and non-amortizable intangible assets (trademarks) of $1,216 million. Goodwill associated with the acquisition is primarily attributable to the future revenue growth opportunities associated with sales growth in the skin care category, as well as the value associated with DECIEM's assembled workforce. As such, the goodwill has been allocated to the Company's skin care product category. The goodwill recorded in connection with this acquisition is not deductible for tax purposes.

The intangible assets acquired in connection with the acquisition of DECIEM are classified as level 3 in the fair value hierarchy. The estimate of the fair values of the acquired amortizable intangible assets were determined using a multi-period excess earnings income approach by discounting the incremental after-tax cash flows over multiple periods. Fair value was determined under this approach by estimating future cash flows over multiple periods, as well as a terminal value, and discounting such cash flows at a rate of return that reflects the relative risk of the cash flows. The estimate of the fair values of the acquired intangible assets not subject to amortization were determined using an income approach, specifically the relief-from-royalty method. This method assumes that, in lieu of ownership, a third party would be willing to pay a royalty in order to obtain the rights to use the comparable asset.

**Goodwill**

The Company assigns goodwill of a reporting unit to the product categories in which that reporting unit operates at the time of acquisition. The following table presents goodwill by product category and the related change in the carrying amount:

| (In millions) | Skin Care | Makeup | Fragrance | Hair Care | Total |
|---|---|---|---|---|---|
| **Balance as of June 30, 2021** | | | | | |
| Goodwill | $ 1,786 | $ 1,214 | $ 262 | $ 355 | $ 3,617 |
| Accumulated impairments | (141) | (830) | (30) | — | (1,001) |
| | 1,645 | 384 | 232 | 355 | 2,616 |
| | | | | | |
| Goodwill measurement period adjustment | 13 | — | — | — | 13 |
| Translation and other adjustments, goodwill | (97) | (98) | (13) | (2) | (210) |
| Translation and other adjustments, accumulated impairments | 3 | 98 | 1 | — | 102 |
| | (81) | — | (12) | (2) | (95) |
| | | | | | |
| **Balance as of June 30, 2022** | | | | | |
| Goodwill | 1,702 | 1,116 | 249 | 353 | 3,420 |
| Accumulated impairments | (138) | (732) | (29) | — | (899) |
| | 1,564 | 384 | 220 | 353 | 2,521 |
| | | | | | |
| Translation and other adjustments, goodwill | (38) | — | 5 | — | (33) |
| Translation and other adjustments, accumulated impairments | (1) | — | (1) | — | (2) |
| | (39) | — | 4 | — | (35) |
| | | | | | |
| **Balance as of June 30, 2023** | | | | | |
| Goodwill | 1,664 | 1,116 | 254 | 353 | 3,387 |
| Accumulated impairments | (139) | (732) | (30) | — | (901) |
| | $ 1,525 | $ 384 | $ 224 | $ 353 | $ 2,486 |

**Other Intangible Assets**

Other intangible assets primarily include trademarks and customer lists, as well as patents, and license arrangements resulting from or related to businesses and assets purchased by the Company. Indefinite-lived intangible assets (e.g., trademarks) are not subject to amortization and are assessed at least annually for impairment during the fiscal fourth quarter or more frequently if certain events or circumstances exist. Other intangible assets (e.g., customer lists) are amortized on a straight-line basis over their expected period of benefit, approximately 7 years to 18 years. Intangible assets related to license agreements were amortized on a straight-line basis over their useful lives based on the terms of the respective agreements. The costs incurred and expensed by the Company to extend or renew the term of acquired intangible assets during fiscal 2023 and 2022 were not material to the Company's results of operations.

Other intangible assets consist of the following:

| (In millions) | June 30, 2023 | | | June 30, 2022 | | |
|---|---|---|---|---|---|---|
| | Gross Carrying Value | Accumulated Amortization | Total Net Book Value | Gross Carrying Value | Accumulated Amortization | Total Net Book Value |
| Amortizable intangible assets: | | | | | | |
| Customer lists, license agreements and other | $ 2,030 | $ 766 | $ 1,264 | $ 2,064 | $ 628 | $ 1,436 |
| Non-amortizable intangible assets: | | | | | | |
| Trademarks | | | 4,338 | | | 1,992 |
| Total intangible assets | | | $ 5,602 | | | $ 3,428 |

The aggregate amortization expense related to amortizable intangible assets for fiscal 2023, 2022 and 2021 was $145 million, $160 million and $110 million, respectively. The estimated aggregate amortization expense for each of the next five fiscal years is as follows:

| (In millions) | Fiscal | | | | |
|---|---|---|---|---|---|
| | 2024 | 2025 | 2026 | 2027 | 2028 |
| Estimated aggregate amortization expense | $ 146 | $ 146 | $ 146 | $ 129 | $ 104 |

**Fiscal 2023 Impairment Analysis**

For further policy information on the Company's policy relating to its impairment assessment of goodwill and other indefinite-lived intangible assets, see *Goodwill and Other Indefinite-lived Intangible Assets* within *Note 2 – Summary of Significant Accounting Policies.*

During the fiscal 2023 second quarter, given the lower-than-expected results in the overall business, the Company revised the internal forecasts relating to its Smashbox reporting unit. The Company concluded that the changes in circumstances in the reporting unit triggered the need for an interim impairment review of its trademark intangible asset. The remaining carrying value of the trademark intangible asset was not recoverable and the Company recorded an impairment charge of $21 million reducing the carrying value to zero.

During the fiscal 2023 second quarter, the Dr.Jart+ reporting unit experienced lower-than-expected growth within key geographic regions and channels that continue to be impacted by the spread of COVID-19 variants, resurgence in cases, and the potential future impacts relating to the uncertainty of the duration and severity of COVID-19 impacting the financial performance of the reporting unit. In addition, due to macro-economic factors, Dr.Jart+ has experienced lower-than-expected growth within key geographic regions. The Too Faced reporting unit experienced lower-than-expected results in key geographic regions and channels coupled with delays in future international expansion to areas that continue to be impacted by COVID-19. As a result, the Company revised the internal forecasts relating to its Dr.Jart+ and Too Faced reporting units. Additionally, there were increases in the weighted average cost of capital for both reporting units as compared to the prior year annual goodwill and other indefinite-lived intangible asset impairment testing as of April 1, 2022.

The Company concluded that the changes in circumstances in the reporting units, along with increases in the weighted average cost of capital, triggered the need for interim impairment reviews of their trademarks and goodwill. These changes in circumstances were also an indicator that the carrying amounts of Dr.Jart+'s and Too Faced's long-lived assets, including customer lists, may not be recoverable. Accordingly, the Company performed interim impairment tests for the trademarks and a recoverability test for the long-lived assets as of November 30, 2022. The Company concluded that the carrying value of the trademark intangible assets exceeded their estimated fair values, which were determined utilizing the relief-from-royalty method to determine discounted projected future cash flows and recorded an impairment charge of $100 million for Dr.Jart+ and $86 million for Too Faced. The Company concluded that the carrying amounts of the long-lived assets were recoverable. After adjusting the carrying values of the trademarks, the Company completed interim quantitative impairment tests for goodwill. As the estimated fair value of the Dr.Jart+ and Too Faced reporting units were in excess of their carrying values, the Company concluded that the carrying amounts of the goodwill were recoverable and did not record a goodwill impairment charge related to these reporting units. The fair values of these reporting units were based upon an equal weighting of the income and market approaches, utilizing estimated cash flows and a terminal value, discounted at a rate of return that reflects the relative risk of the cash flows, as well as valuation multiples derived from comparable publicly traded companies that are applied to operating performance of the reporting units. The significant assumptions used in these approaches include revenue growth rates and profit margins, terminal values, weighted average cost of capital used to discount future cash flows, comparable market multiples and royalty rates for trademarks. The most significant unobservable input used to estimate the fair values of the Dr.Jart+ and Too Faced trademark intangible assets was the weighted average cost of capital, which was 11% and 13%, respectively.

A summary of the impairment charges for the twelve months ended June 30, 2023 and the remaining trademark and goodwill carrying values as of June 30, 2023, for each reporting unit, are as follows:

| (In millions) | | Impairment Charges | | Carrying Value | |
| | | Twelve Months Ended June 30, 2023 | | As of June 30, 2023 | |
| **Reporting Unit** | **Geographic Region** | **Trademarks** | **Goodwill** | **Trademarks** | **Goodwill** |
|---|---|---|---|---|---|
| Smashbox | The Americas | $       21 | $       — | $       — | $       — |
| Dr.Jart+ | Asia/Pacific | 100 | — | 325 | 304 |
| Too Faced | The Americas | 86 | — | 186 | 13 |
| Total | | $      207 | $      — | $      511 | $      317 |

The impairment charges for the twelve months ended June 30, 2023 were reflected in the skin care product category for Dr.Jart+ and the makeup product category for Smashbox and Too Faced.

**Fiscal 2022 Impairment Analysis**

During the fiscal 2022 third quarter, given the lower-than-expected results from international expansion to areas that continue to be impacted by COVID-19, the Company made revisions to the internal forecasts relating to its GLAMGLOW reporting unit. The Company concluded that the changes in circumstances in the reporting unit triggered the need for an interim impairment review of its trademark intangible asset. The remaining carrying value of the trademark intangible asset was not recoverable and the Company recorded an impairment charge of $11 million reducing the carrying value to zero.

During the fiscal 2022 third quarter, given the lower-than-expected growth within key geographic regions and channels for Dr.Jart+ that continue to be impacted by the spread of COVID-19 variants and resurgence in cases and the potential future impacts relating to the uncertainty of the duration and severity of COVID-19 impacting the financial performance of the brand, the lower than expected growth in key retail channels for DECIEM, and the lower than expected results from international expansion to areas that continue to be impacted by COVID-19 for Too Faced, the Company made revisions to the internal forecasts relating to its Dr.Jart+, DECIEM and Too Faced reporting units.

The Company concluded that the changes in circumstances in the reporting units triggered the need for interim impairment reviews of their trademarks and goodwill. These changes in circumstances were also an indicator that the carrying amounts of Dr.Jart+'s, DECIEM's and Too Faced's long-lived assets, including customer lists, may not be recoverable. Accordingly, the Company performed interim impairment tests for the trademarks and a recoverability test for the long-lived assets as of February 28, 2022. The Company concluded that the carrying amounts of the long-lived assets were recoverable. For the Dr.Jart+ reporting unit, the Company also concluded that the carrying value of the trademark intangible asset exceeded its estimated fair value, which was determined utilizing the relief-from-royalty method to determine discounted projected future cash flows, and recorded an impairment charge of $205 million. For the Too Faced and DECIEM reporting units, as the carrying values of the trademarks did not exceed their estimated fair values, which were determined utilizing the relief-from-royalty method to determine discounted projected future cash flows, the Company did not record impairment charges. The estimated fair values of Too Faced's and DECIEM's trademarks exceeded their carrying values by 13% and 3%, respectively. For the Too Faced and DECIEM trademark intangible assets, if all other assumptions are held constant, an increase of 100 basis points and 50 basis points, respectively, in the weighted average cost of capital would result in an impairment charge. After adjusting the carrying values of the trademarks, the Company completed interim quantitative impairment tests for goodwill. As the estimated fair value of the Dr.Jart+, DECIEM and Too Faced reporting units were in excess of their carrying values, the Company concluded that the carrying amounts of the goodwill were recoverable and did not record a goodwill impairment charge related to these reporting units. The fair values of these reporting units were based upon an equal weighting of the income and market approaches, utilizing estimated cash flows and a terminal value, discounted at a rate of return that reflects the relative risk of the cash flows, as well as valuation multiples derived from comparable publicly traded companies that are applied to operating performance of the reporting units. The significant assumptions used in these approaches include revenue growth rates and profit margins, terminal values, weighted average cost of capital used to discount future cash flows and royalty rates for trademarks. The most significant unobservable input used to estimate the fair value of the Dr.Jart+ trademark intangible asset was the weighted average cost of capital, which was 10.5%.

Based on the Company's annual goodwill and other indefinite-lived intangible asset impairment testing as of April 1, 2022, the Company determined that the carrying value of the Dr.Jart+ trademark exceeded its fair value. This determination was made based on updated internal forecasts. Given the lower-than-expected growth within key geographic regions and channels that continued to be impacted by the spread of COVID-19 variants, the resurgence in cases, regional lockdowns and the potential future impacts relating to the uncertainty of the duration and severity of COVID-19 impacting the financial performance of the brand, the Company made revisions to the internal forecasts relating to the Dr.Jart+ reporting unit. These changes in circumstances were also indicators that the carrying amounts of their respective long-lived assets may not be recoverable. The Company concluded that the carrying value of the trademark intangible asset exceeded its estimated fair value, which was determined utilizing the relief-from-royalty method to determine discounted projected future cash flows, and recorded an impairment charge of $25 million. The Company concluded that the carrying amount of the long-lived assets were recoverable. After adjusting the carrying value of the trademark, the Company completed a quantitative impairment test for goodwill. As the estimated fair value of the reporting unit was in excess of its carrying value, the Company concluded that the carrying amount of the goodwill was recoverable and did not record a goodwill impairment charge related to the reporting unit. The fair value of the reporting unit was based upon an equal weighting of the income and market approaches, utilizing estimated cash flows and a terminal value, discounted at a rate of return that reflects the relative risk of the cash flows, as well as valuation multiples derived from comparable publicly traded companies that are applied to operating performance of the reporting units. The significant assumptions used in these approaches include revenue growth rates and profit margins, terminal values, weighted average cost of capital used to discount future cash flows and royalty rates for trademarks. The most significant unobservable input used to estimate the fair value of the trademark intangible asset was the weighted average cost of capital, which was 10.5%.

A summary of the trademark impairment charges for the three and twelve months ended June 30, 2022 and the remaining carrying values as of June 30, 2022, for each reporting unit, are as follows:

| (In millions) | | Impairment Charges | | Carrying Value |
|---|---|---|---|---|
| **Reporting Unit:** | **Geographic Region** | **Three Months Ended June 30, 2022** | **Twelve Months Ended June 30, 2022** | **As of June 30, 2022** |
| GLAMGLOW | The Americas | $ — | $ 11 | $ — |
| Dr.Jart+ | Asia/Pacific | 25 | 230 | 428 |
| Total | | $ 25 | $ 241 | $ 428 |

The impairment charges for the three and twelve months ended June 30, 2022 were reflected in the skin care product category.

**Fiscal 2021 Impairment Analysis**

During November 2020, given the actual and the estimate of the potential future impacts relating to the uncertainty of the duration and severity of COVID-19 impacting the Company and lower than expected results from geographic expansion, the Company made further revisions to the internal forecasts relating to its GLAMGLOW reporting unit. The Company concluded that the changes in circumstances in this reporting unit triggered the need for an interim impairment review of its trademark and goodwill. These changes in circumstances were also an indicator that the carrying amounts of GLAMGLOW's long-lived assets, including customer lists, may not be recoverable. Accordingly, the Company performed an interim impairment test for the trademark and a recoverability test for the long-lived assets as of November 30, 2020. The Company concluded that the carrying value of the trademark for GLAMGLOW exceeded its estimated fair value, which was determined utilizing the relief-from-royalty method to determine discounted projected future cash flows, and recorded an impairment charge of $21 million. In addition, the Company concluded that the carrying value of the GLAMGLOW customer lists intangible asset was fully impaired and recorded an impairment charge of $6 million. The fair value of all other long-lived assets of GLAMGLOW exceeded their carrying values and were not impaired as of November 30, 2020. After adjusting the carrying values of the trademark and customer lists intangible assets, the Company completed an interim quantitative impairment test for goodwill and recorded a goodwill impairment charge of $54 million, reducing the carrying value of goodwill for the GLAMGLOW reporting unit to zero. The fair value of the GLAMGLOW reporting unit was based upon an equal weighting of the income and market approaches, utilizing estimated cash flows and a terminal value, discounted at a rate of return that reflects the relative risk of the cash flows, as well as valuation multiples derived from comparable publicly traded companies that are applied to operating performance of the reporting unit.

Based on the Company's annual goodwill and other indefinite-lived intangible asset impairment testing as of April 1, 2021, the Company determined that the carrying value of the GLAMGLOW and Smashbox trademarks exceeded their fair values. This determination was made based on updated internal forecasts, finalized and approved in June 2021, that reflected lower net sales growth projections due to a softer than expected retail environment for these brands, as well as the continued impacts relating to the uncertainty of the duration and severity of the COVID-19 pandemic. These changes in circumstances were also indicators that the carrying amounts of their respective long-lived assets may not be recoverable. The Company concluded that the carrying values of the trademarks exceeded their estimated fair values, which were determined utilizing the relief-from-royalty method to determine discounted projected future cash flows, and recorded impairment charges. The Company concluded that the carrying amounts of the long-lived assets were recoverable. The carrying values of the customer lists and goodwill relating to the GLAMGLOW and Smashbox reporting units were zero as of November 30, 2020 and June 30, 2020, respectively.

A summary of the impairment charges for the three and twelve months ended June 30, 2021 and the remaining trademark, customer lists and goodwill carrying values as of June 30, 2021, for each reporting unit, are as follows:

| (In millions) | Product Category | Impairment Charges | | | | | | Carrying Value as of June 30, 2021 | | |
| | | Three Months Ended June 30, 2021 | | | Twelve Months Ended June 30, 2021 | | | | | |
| Reporting Unit: | | Trademark | Customer Lists | Goodwill | Trademark | Customer Lists | Goodwill | Trademark | Customer Lists | Goodwill |
|---|---|---|---|---|---|---|---|---|---|---|
| GLAMGLOW | Skin care | $ 25 | $ — | $ — | $ 46 | $ 6 | $ 54 | $ 11 | $ — | $ — |
| Smashbox | Makeup | 11 | — | — | 11 | — | — | 21 | — | — |
| Total | | $ 36 | $ — | $ — | $ 57 | $ 6 | $ 54 | $ 32 | $ — | $ — |

The impairment charges for the three and twelve months ended June 30, 2021 were reflected in the Americas region.

## NOTE 7 – LEASES

For further information on the Company's policies relating to leases see *Note 2 – Summary of Significant Accounting Policies.*

The Company has operating and finance leases primarily for real estate properties, including corporate offices, facilities to support the Company's manufacturing, assembly, research and development and distribution operations and retail stores, as well as information technology equipment, automobiles and office equipment, with remaining terms of approximately 1 year to 57 years. Some of the Company's lease contracts include options to extend the leases for up to 30 years, while others include options to terminate the leases within 25 years.

A summary of total lease costs and other information for the periods relating to the Company's finance and operating leases is as follows:

| (In millions) | June 30 | | | | | |
|---|---|---|---|---|---|---|
| | 2023 | | 2022 | | 2021 | |
| **Total lease cost** | | | | | | |
| Finance lease cost: | | | | | | |
|    Amortization of right-of-use assets | $ | 11 | $ | 12 | $ | 9 |
|    Interest on lease liabilities | | — | | — | | — |
| Operating lease cost | | 444 | | 465 | | 470 |
| Short-term lease cost | | 41 | | 24 | | 19 |
| Variable lease cost | | 213 | | 332 | | 301 |
|    Total | $ | 709 | $ | 833 | $ | 799 |
| **Other information** | | | | | | |
| Cash paid for amounts included in the measurement of lease liabilities | | | | | | |
|    Operating cash flows from operating leases | $ | 463 | $ | 506 | $ | 451 |
|    Financing cash flows from finance leases | $ | 15 | $ | 18 | $ | 12 |
| Right-of-use assets obtained in exchange for new operating lease liabilities | $ | 273 | $ | 279 | $ | 267 |
| Right-of-use assets obtained in exchange for new finance lease liabilities | $ | 34 | $ | 10 | $ | 44 |
| Weighted-average remaining lease term – finance leases | | 14 years | | 3 years | | 3 years |
| Weighted-average remaining lease term – operating leases | | 9 years | | 9 years | | 10 years |
| Weighted-average discount rate – finance leases | | 0.4 % | | 1.0 % | | 1.1 % |
| Weighted-average discount rate – operating leases | | 2.5 % | | 2.4 % | | 2.3 % |

The total future minimum lease payments, over the remaining lease term, relating to the Company's operating and finance leases for each of the next five fiscal years and thereafter is as follows:

| (In millions) | Operating Leases | Finance Leases |
|---|---|---|
| Fiscal 2024 | $ 399 | $ 9 |
| Fiscal 2025 | 362 | 5 |
| Fiscal 2026 | 299 | 3 |
| Fiscal 2027 | 236 | 2 |
| Fiscal 2028 | 185 | 2 |
| Thereafter | 827 | 21 |
| Total future minimum lease payments | 2,308 | 42 |
| Less imputed interest | (253) | — |
| Total | $ 2,055 | $ 42 |

Operating lease and finance lease liabilities included in the consolidated balance sheet are as follows:

| | June 30 | | | |
|---|---|---|---|---|
| | 2023 | | 2022 | |
| (In millions) | Operating Leases | Finance Leases | Operating Leases | Finance Leases |
|---|---|---|---|---|
| Total current liabilities | $ 357 | 9 | $ 365 | $ 13 |
| Total noncurrent liabilities | 1,698 | 33 | 1,868 | 10 |
| Total | $ 2,055 | $ 42 | $ 2,233 | $ 23 |

The ROU assets and lease liabilities related to finance leases are included in Other assets and in Current debt and Long-term debt, respectively, in the accompanying consolidated balance sheets as of June 30, 2023 and 2022.

During fiscal 2021, as a result of the continued challenging retail environment due to the COVID-19 pandemic, certain of the Company's freestanding stores experienced lower net sales and lower expectations of future cash flows. These changes were an indicator that the carrying amounts may not be recoverable. Accordingly, the Company performed a recoverability test by comparing projected undiscounted cash flows from the use and eventual disposition of an asset or asset group to its carrying value. For those freestanding stores that failed step one of this test, the Company then compared the assets carrying values to their estimated fair values. Specifically, for the related ROU assets, the fair value was based on discounting market rent using a real estate discount rate. As a result, the Company recognized $71 million of long-lived asset impairments, included in Impairments of other intangible and long-lived assets, in the accompanying consolidated statements of earnings for the year ended June 30, 2021. The fiscal 2021 impairments related to other assets (i.e. rights associated with commercial operating leases) of $27 million, operating lease right-of-use assets of $25 million and the related property, plant and equipment in certain freestanding stores of $19 million.

A summary of impairment charges is as follows:

| (In millions) | Year Ended June 30, 2021 |
|---|---|
| **Product Category** | **Impairment Charge** |
| Skin care | $ 1 |
| Makeup | 52 |
| Fragrance | 14 |
| Hair care | 4 |
| Other | — |
| Total | $ 71 |
| | |
| **Region** | |
| The Americas | $ 23 |
| Europe, the Middle East & Africa | 48 |
| Asia/Pacific | — |
| Total | $ 71 |

## NOTE 8 – CHARGES ASSOCIATED WITH RESTRUCTURING AND OTHER ACTIVITIES

During fiscal 2023, the Company incurred charges associated with the Post-COVID Business Acceleration Program restructuring activities as follows:

| (In millions) | Sales Returns (included in Net Sales) | Cost of Sales | Operating Expenses | | Total |
|---|---|---|---|---|---|
| | | | Restructuring Charges | Other Charges | |
| Post-COVID Business Acceleration Program | $ 27 | $ 3 | $ 35 | $ 12 | $ 77 |

The types of activities included in restructuring and other charges, and the related accounting criteria, are described below.

Charges associated with restructuring and other activities are not allocated to the Company's product categories or geographic regions because they are centrally directed and controlled, are not included in internal measures of product category or geographic region performance and result from activities that are deemed Company-wide initiatives to redesign, resize and reorganize select areas of the business.

**Post-COVID Business Acceleration Program**

On August 20, 2020, the Company announced a two-year restructuring program, Post-COVID Business Acceleration Program (the "PCBA Program"), designed to realign the Company's business to address the dramatic shifts to its distribution landscape and consumer behaviors in the wake of the COVID-19 pandemic. The PCBA Program is designed to help improve efficiency and effectiveness by rebalancing resources to growth areas of prestige beauty. It is expected to further strengthen the Company by building upon the foundational capabilities in which the Company has invested.

The PCBA Program's main areas of focus include accelerating the shift to online with the realignment of the Company's distribution network reflecting freestanding store and certain department store closures, with a focus on North America and Europe, the Middle East & Africa; the reduction in brick-and-mortar point of sale employees and related support staff; and the redesign of the Company's regional branded marketing organizations, plus select opportunities in global brands and functions. This program is expected to position the Company to better execute its long-term strategy while strengthening its financial flexibility.

As of June 30, 2023, the Company estimated a net reduction over the duration of the PCBA Program in the range of 2,800 to 3,200 positions globally, including temporary and part-time employees. This reduction takes into account the elimination of some positions, retraining and redeployment of certain employees and investment in new positions in key areas. The Company also estimated the closure over the duration of the PCBA Program of approximately 14% to 17% of its freestanding stores globally, primarily in North America and Europe, the Middle East & Africa.

The Company approved specific initiatives under the PCBA Program through fiscal 2022 and has substantially completed those initiatives through fiscal 2023. Inclusive of approvals from inception through June 30, 2022, the Company estimates, as of June 30, 2023, that the PCBA Program will result in related restructuring and other charges totaling between $450 million and $480 million, before taxes.

Specific actions taken since the PCBA Program inception include:

- Optimize Digital Organization and Other Go-To-Market Organizations – The Company approved initiatives to enhance its go-to-market capabilities and shift more resources to support online growth. These actions are substantially complete and have resulted in a net reduction of the workforce, which includes position eliminations, the re-leveling of certain positions and an investment in new capabilities.

- Optimize Select Marketing, Brand and Global Functions – The Company has started to reduce its corporate and certain of its brand office footprints and is moving toward the future of work in a post-COVID-19 environment, by restructuring where and how its employees work and collaborate. In addition, the Company has approved initiatives to reduce organizational complexity and leverage scale across various Global functions. These actions are substantially complete and resulted in asset write-offs, employee severance, lease termination fees, and consulting and other professional services for the design and implementation of the future structures and processes.

- Optimize Distribution Network – To help restore profitability to pre-COVID-19 pandemic levels in certain areas of its distribution network and, as part of a broader initiative to be completed in phases, the Company has approved initiatives to close a number of underperforming freestanding stores, counters and other retail locations, mainly in certain affiliates across all geographic regions, including the Company's travel retail network. These closures reflect changing consumer behaviors including higher demand for online and omnichannel capabilities. These activities are substantially complete and resulted in product returns, termination of contracts, a net reduction in workforce, and inventory and other asset write-offs.

- Exit of the Global Distribution of BECCA Products – In reviewing the Company's brand portfolio to improve efficiency and the sustainability of long-term investments, the decision was made to exit the global distribution of BECCA products due to its limited distribution, the ongoing decline in product demand and the challenging environment caused by the COVID-19 pandemic. These activities resulted in charges for the impairment of goodwill and other intangible assets, product returns, termination of contracts, and employee severance. The Company completed these initiatives during fiscal 2022.

- Exit of Certain Designer Fragrance Licenses – In reviewing the Company's brand portfolio of fragrances and to focus on investing its resources on alternative opportunities for long-term growth and value creation globally, the Company announced that it would not be renewing its existing license agreements for the Donna Karan New York, DKNY, Michael Kors, Tommy Hilfiger and Ermenegildo Zegna product lines when their respective terms expire in June 2023. The Company negotiated early termination agreements with each of the licensors effective June 30, 2022 and continued to sell products under these licenses until such time. These actions resulted in asset write-offs, including charges for the impairment of goodwill, employee-related costs, and consulting and legal fees.

- Brand Transformation – In reviewing the Company's brand portfolio to accelerate growth within the makeup product category and to support long-term investments, the decision was made to strategically reposition Smashbox to capitalize on changing consumer preferences and to mitigate the impact caused by the COVID-19 pandemic on the brand. These actions are substantially complete and have primarily resulted in product returns and inventory write-offs.

**PCBA Program Restructuring and Other Charges**

Restructuring charges are comprised of the following:

*Employee-Related Costs* – Employee-related costs are primarily comprised of severance and other post-employment benefit costs, calculated based on salary levels, prior service and other statutory minimum benefits, if applicable.

*Asset-Related Costs* – Asset-related costs primarily consist of asset write-offs or accelerated depreciation related to long-lived assets in certain freestanding stores (including rights associated with commercial operating leases and operating lease right-of-use assets) that will be taken out of service prior to their existing useful life as a direct result of a restructuring initiative. These costs also include goodwill and other intangible asset impairment charges relating to the exit of the global distribution of BECCA products.

*Contract Terminations* – Costs related to contract terminations include continuing payments to a third party after the Company has ceased benefiting from the rights conveyed in the contract, or a payment made to terminate a contract prior to its expiration.

*Other Exit Costs* – Other exit costs related to restructuring activities generally include costs to relocate facilities or employees, recruiting to fill positions as a result of relocation of operations, and employee outplacement for separated employees.

Other charges associated with restructuring activities are comprised of the following:

*Sales Returns and Cost of Sales* – Product returns (offset by the related cost of sales) and inventory write-offs or write-downs as a direct result of an approved restructuring initiative to exit certain businesses or locations will be recorded as a component of Net sales and/or Cost of sales when estimable and reasonably assured.

*Other Charges* – The Company approved other charges related to the design and implementation of approved initiatives, which are charged to Operating expenses as incurred and primarily include the following:

- Consulting and other professional services for organizational design of the future structures and processes as well as the implementation thereof;
- Temporary labor backfill;
- Costs to establish and maintain a PMO for the duration of the PCBA Program, including internal costs for employees dedicated solely to project management activities, and other PMO-related expenses incremental to the Company's ongoing operations (e.g., rent and utilities); and
- Recruitment and training costs for new and reskilled employees to acquire and apply the capabilities needed to perform responsibilities as a direct result of an approved restructuring initiative.

The Company records approved charges associated with restructuring and other activities once the relevant accounting criteria have been met. Total cumulative charges recorded associated with restructuring and other activities for the PCBA Program were:

| (In millions) | Sales Returns (included in Net Sales) | | Cost of Sales | | Operating Expenses | | | | Total | |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | Restructuring Charges | | Other Charges | | | |
| **Total Charges** | | | | | | | | | | |
| Fiscal 2021 | $ | 14 | $ | 2 | $ | 201 | $ | 4 | $ | 221 |
| Fiscal 2022 | | 4 | | 5 | | 109 | | 9 | | 127 |
| Fiscal 2023 | | 27 | | 3 | | 35 | | 12 | | 77 |
| Cumulative through June 30, 2023 | $ | 45 | $ | 10 | $ | 345 | $ | 25 | $ | 425 |

| (In millions) | Employee-Related Costs | | Asset-Related Costs[1] | | Contract Terminations | | Other Exit Costs | | Total | |
|---|---|---|---|---|---|---|---|---|---|---|
| **Restructuring Charges (Adjustments)** | | | | | | | | | | |
| Fiscal 2021 | $ | 119 | $ | 75 | $ | 6 | $ | 1 | $ | 201 |
| Fiscal 2022 | | 84 | | 11 | | 13 | | 1 | | 109 |
| Fiscal 2023 | | 3 | | 31 | | (2) | | 3 | | 35 |
| Cumulative through June 30, 2023 | $ | 206 | $ | 117 | $ | 17 | $ | 5 | $ | 345 |

[1] Asset-related costs include fiscal 2021 goodwill and other intangible asset impairment charges of $13 million and $34 million, respectively, relating to the exit of the global distribution of BECCA products.

Changes in accrued restructuring charges for the fiscal year ended June 30, 2023 relating to the PCBA Program were:

| (In millions) | Employee-Related Costs | | Asset-Related Costs | | Contract Terminations | | Other Exit Costs | | Total | |
|---|---|---|---|---|---|---|---|---|---|---|
| Charges | $ | 119 | $ | 75 | $ | 6 | $ | 1 | $ | 201 |
| Cash payments | | (18) | | — | | (6) | | (1) | | (25) |
| Non-cash asset write-offs | | — | | (75) | | — | | — | | (75) |
| Balance at June 30, 2021 | | 101 | | — | | — | | — | | 101 |
| | | | | | | | | | | |
| Charges | | 84 | | 11 | | 13 | | 1 | | 109 |
| Cash payments | | (52) | | — | | (13) | | 1 | | (64) |
| Non-cash asset write-offs | | — | | (11) | | — | | — | | (11) |
| Translation and other adjustments | | (8) | | — | | — | $ | (2) | $ | (10) |
| Balance at June 30, 2022 | | 125 | | — | | — | | — | | 125 |
| | | | | | | | | | | |
| Charges | | 3 | | 31 | | (2) | | 3 | $ | 35 |
| Cash payments | | (40) | | — | | (1) | | (3) | $ | (44) |
| Non-cash asset write-offs | | — | | (31) | | — | | — | $ | (31) |
| Translation and other adjustments | | (7) | | — | | 4 | | — | $ | (3) |
| Balance at June 30, 2023 | $ | 81 | $ | — | $ | 1 | $ | — | $ | 82 |

Accrued restructuring charges at June 30, 2023 relating to the PCBA Program are expected to result in cash expenditures funded from cash provided by operations of approximately $61 million, $19 million, and $2 million for each of fiscal 2024, 2025 and 2026, respectively.

## NOTE 9 – INCOME TAXES

The provision for income taxes is comprised of the following:

| (In millions) | Year Ended June 30 | | | | | |
|---|---|---|---|---|---|---|
| | **2023** | | **2022** | | **2021** | |
| Current: | | | | | | |
| Federal | $ | 141 | $ | 219 | $ | 197 |
| Foreign | | 424 | | 533 | | 479 |
| State and local | | 8 | | 25 | | 10 |
| | | 573 | | 777 | | 686 |
| Deferred: | | | | | | |
| Federal | | (105) | | (12) | | (129) |
| Foreign | | (77) | | (136) | | (100) |
| State and local | | (4) | | (1) | | (1) |
| | | (186) | | (149) | | (230) |
| | $ | 387 | $ | 628 | $ | 456 |

Earnings before income taxes include amounts contributed by the Company's foreign operations of $1,818 million, $2,248 million and $3,127 million for fiscal 2023, 2022 and 2021, respectively. A portion of these earnings is taxed in the United States.

On August 16, 2022, the U.S. federal government enacted the Inflation Reduction Act, with tax provisions primarily focused on implementing a 1% excise tax on share repurchases and a 15% corporate alternative minimum tax based on global adjusted financial statement income. The excise tax was effective beginning with the Company's third quarter of fiscal 2023 and did not have an impact on the Company's results of operations or financial position. The corporate alternative minimum tax will be effective beginning with the Company's first quarter of fiscal 2024. The Company continues to monitor developments and evaluate projected impacts, if any, of this provision to its consolidated financial statements.

On July 20, 2020, the U.S. government released final and proposed regulations under the global intangible low-taxed income ("GILTI") provisions of the TCJA that provide for a high-tax exception to the GILTI tax. These regulations are retroactive to the original enactment of the GILTI tax provision, commencing with the Company's 2019 fiscal year. The Company has elected to apply the GILTI high-tax exception beginning with fiscal 2019 through 2022, and intends to make the election for fiscal 2023.

A reconciliation of the U.S. federal statutory income tax rate to the Company's actual effective tax rate on earnings before income taxes is as follows:

| | Year Ended June 30 | | |
|---|---|---|---|
| | **2023** | **2022** | **2021** |
| Provision for income taxes at statutory rate | 21.0 % | 21.0 % | 21.0 % |
| Increase (decrease) due to: | | | |
| State and local income taxes, net of federal tax benefit | 0.3 | 0.7 | 0.5 |
| Stock-based compensation arrangements – excess tax benefits, net | (0.8) | (2.7) | (3.0) |
| Previously held equity method investment gain - DECIEM[1] | — | — | (5.3) |
| GILTI - High-Tax Exception election (adjustment for prior years) | — | — | (1.4) |
| Taxation of foreign operations | 8.6 | 1.4 | 1.8 |
| Income tax reserve adjustments | (0.1) | 0.3 | (0.2) |
| Nondeductible goodwill impairment charges | — | — | 0.1 |
| Other, net | (1.3) | — | 0.2 |
| Effective tax rate[2] | 27.7 % | 20.7 % | 13.7 % |

[1] Included in Other income, net in the accompanying consolidated statements of earnings for the fiscal year ended June 30, 2021.
[2] For fiscal 2023, the reconciling items between the Company's U.S. federal statutory income tax rate and the Company's actual effective tax rate were materially impacted by the decrease in earnings before income taxes from fiscal 2022 to fiscal 2023.

Income tax reserve adjustments represent changes in the Company's net liability for unrecognized tax benefits related to prior-year tax positions including the impact of tax settlements and lapses of the applicable statutes of limitations.

All excess tax benefits and tax deficiencies related to share-based compensation awards are recorded as income tax expense or benefit in the consolidated statements of earnings. The Company recognized $11 million, $82 million and $99 million of excess tax benefits, net as a reduction to the provision for income taxes in the accompanying consolidated statements of earnings for the fiscal year ended June 30, 2023, 2022 and 2021, respectively.

The Company has $8,876 million of undistributed earnings of foreign subsidiaries as of June 30, 2023. Included in this amount is $897 million of earnings considered permanently reinvested and for which no deferred income taxes have been provided. If these reinvested earnings were repatriated into the United States as dividends, the Company would be subject to approximately $55 million in taxes, primarily related to foreign withholding taxes as well as additional state and local income taxes. The Company historically had not provided for deferred income taxes on the undistributed earnings of certain foreign subsidiaries as they were considered indefinitely reinvested outside the United States. During the fourth quarter of fiscal 2023, in connection with a planned change in the Company's legal entity structure that exempts foreign withholding tax on certain undistributed earnings, the Company changed its assertion regarding its ability and intent to indefinitely reinvest undistributed earnings of certain foreign subsidiaries and determined that $5,548 million of undistributed earnings of such foreign subsidiaries are no longer considered indefinitely reinvested. The federal, state, local and foreign deferred income tax impact of this change is not material.

Significant components of the Company's deferred income tax assets and liabilities were as follows:

| (In millions) | June 30 | | | |
| --- | --- | --- | --- | --- |
| | **2023** | | **2022** | |
| Deferred tax assets: | | | | |
| Compensation-related expenses | $ | 189 | $ | 203 |
| Inventory obsolescence and other inventory related reserves | | 75 | | 59 |
| Retirement benefit obligations | | 60 | | 42 |
| Various accruals not currently deductible | | 225 | | 269 |
| Net operating loss, credit and other carryforwards | | 225 | | 192 |
| Unrecognized state tax benefits and accrued interest | | 12 | | 13 |
| Lease liabilities | | 479 | | 504 |
| Research-related expenses | | 200 | | 121 |
| Other differences between tax and financial statement values | | 107 | | 26 |
| | | 1,572 | | 1,429 |
| Valuation allowance for deferred tax assets | | (200) | | (185) |
| Total deferred tax assets | | 1,372 | | 1,244 |
| | | | | |
| Deferred tax liabilities: | | | | |
| Fixed assets and intangibles | | (264) | | (325) |
| ROU assets | | (432) | | (452) |
| Partnership interest in DECIEM | | (404) | | (431) |
| Other differences between tax and financial statement values | | (32) | | (33) |
| Total deferred tax liabilities | | (1,132) | | (1,241) |
| Total net deferred tax assets | $ | 240 | $ | 3 |

As of June 30, 2023, the Company had net deferred tax assets of $240 million, of which $860 million is included in Other assets and $620 million is included in Other noncurrent liabilities in the accompanying consolidated balance sheets. As of June 30, 2022, the Company had net deferred tax assets of $3 million, of which $695 million is included in Other assets and $692 million is included in Other noncurrent liabilities in the accompanying consolidated balance sheets.

As of June 30, 2023 and 2022, certain subsidiaries had $528 million and $523 million of foreign net operating loss carryforwards, respectively, the tax effect of which was $143 million and $136 million, respectively, as well as U.S. federal tax credit carryforwards of $79 million and $56 million, respectively. With the exception of $464 million of net operating losses with an indefinite carryforward period as of June 30, 2023, these net operating loss carryforwards expire at various dates through fiscal 2043. The tax credit carryforwards will begin to expire in fiscal 2031.

The Company has recorded a valuation allowance of $200 million and $185 million as of June 30, 2023 and 2022, respectively, principally against certain net operating loss carryforwards and tax credit carryforwards. A valuation allowance has been provided for those deferred tax assets for which, in the opinion of management, it is more-likely-than-not that the deferred tax assets will not be realized.

As of June 30, 2023, 2022 and 2021, the Company had gross unrecognized tax benefits of $63 million, $61 million, and $62 million, respectively. At June 30, 2023, the total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate was $53 million.

The Company classifies applicable interest and penalties related to unrecognized tax benefits as a component of the provision for income taxes. The total gross accrued interest and penalty expense recorded during fiscal 2023, 2022 and 2021 in the accompanying consolidated statements of earnings was $2 million, $4 million and $2 million, respectively. The total gross accrued interest and penalties in the accompanying consolidated balance sheets at June 30, 2023 and 2022 was $15 million and $14 million, respectively.

A reconciliation of the beginning and ending amount of gross unrecognized tax benefits is as follows:

| (In millions) | June 30 | | | | | |
|---|---|---|---|---|---|---|
| | **2023** | | **2022** | | **2021** | |
| Beginning of the year balance of gross unrecognized tax benefits | $ | 61 | $ | 62 | $ | 70 |
| Gross amounts of increases as a result of tax positions taken during a prior period | | 9 | | 12 | | 9 |
| Gross amounts of decreases as a result of tax positions taken during a prior period | | (5) | | (6) | | (10) |
| Gross amounts of increases as a result of tax positions taken during the current period | | 4 | | 7 | | 8 |
| Amounts of decreases in unrecognized tax benefits relating to settlements with taxing authorities | | (4) | | (12) | | (13) |
| Reductions to unrecognized tax benefits as a result of a lapse of the applicable statutes of limitations | | (2) | | (2) | | (2) |
| End of year balance of gross unrecognized tax benefits | $ | 63 | $ | 61 | $ | 62 |

Earnings from the Company's global operations are subject to tax in various jurisdictions both within and outside the United States. The Company participates in the U.S. Internal Revenue Service (the "IRS") Compliance Assurance Program ("CAP"). The objective of CAP is to reduce taxpayer burden and uncertainty while assuring the IRS of the accuracy of income tax returns prior to filing, thereby reducing or eliminating the need for post-filing examinations.

During the fourth quarter of fiscal 2023, the IRS completed its examination procedures with respect to fiscal 2022 under the IRS CAP. There was no impact to the Company's consolidated financial statements. The Company expects to receive formal notification of the conclusion of the IRS CAP process for fiscal 2022 during fiscal 2024. As of June 30, 2023, the compliance process was ongoing with respect to fiscal 2023.

The Company is currently undergoing income tax examinations and controversies in several state, local and foreign jurisdictions. These matters are in various stages of completion and involve complex multi-jurisdictional issues common among multinational enterprises, including transfer pricing, which may require an extended period of time for resolution.

During fiscal 2023, the Company concluded various state, local and foreign income tax audits and examinations while several other matters, including those noted above, were initiated or remained pending. On the basis of the information available in this regard as of June 30, 2023, the Company does not expect significant changes to the total amount of unrecognized tax benefits within the next twelve months.

The tax years subject to examination vary depending on the tax jurisdiction. As of June 30, 2023, the following tax years remain subject to examination by the major tax jurisdictions indicated:

| Major Jurisdiction | Open Fiscal Years |
|---|---|
| Belgium | 2019 – 2023 |
| Canada | 2019 – 2023 |
| China | 2020 – 2023 |
| France | 2019 – 2023 |
| Germany | 2017 – 2023 |
| Hong Kong | 2017 – 2023 |
| Italy | 2019 – 2023 |
| Japan | 2020 – 2023 |
| Korea | 2021 - 2023 |
| Spain | 2018 – 2023 |
| Switzerland | 2020 – 2023 |
| United Kingdom | 2022 – 2023 |
| United States | 2022 – 2023 |
| State of California | 2018 – 2023 |
| State and City of New York | 2018 – 2023 |

The Company is also subject to income tax examinations in numerous other state, local and foreign jurisdictions. The Company believes that its tax reserves are adequate for all years subject to examination.

## NOTE 10 – OTHER ACCRUED AND NONCURRENT LIABILITIES

Other accrued liabilities consist of the following:

| | June 30 | | | |
|---|---|---|---|---|
| (In millions) | 2023 | | 2022 | |
| Employee compensation | $ | 546 | $ | 693 |
| Accrued sales incentives | | 321 | | 278 |
| Deferred revenue | | 323 | | 312 |
| Other | | 2,026 | | 2,077 |
| | $ | 3,216 | $ | 3,360 |

At June 30, 2023 and 2022, total Other noncurrent liabilities of $1,943 million and $1,651 million included $620 million and $692 million of deferred tax liabilities, respectively.

## NOTE 11 – DEBT

The Company's current and long-term debt and available financing consist of the following:

| (In millions) | Debt at June 30 2023 | Debt at June 30 2022 | Available financing at June 30, 2023 Committed | Available financing at June 30, 2023 Uncommitted |
|---|---|---|---|---|
| 5.150% Senior Notes, due May 15, 2053 ("2053 Senior Notes") | $    590 | $    — | $    — | $    — |
| 3.125% Senior Notes, due December 1, 2049 ("2049 Senior Notes") | 636 | 636 | — | — |
| 4.150% Senior Notes, due March 15, 2047 ("2047 Senior Notes") | 494 | 494 | — | — |
| 4.375% Senior Notes, due June 15, 2045 ("2045 Senior Notes") | 454 | 454 | — | — |
| 3.700% Senior Notes, due August 15, 2042 ("2042 Senior Notes") | 247 | 247 | — | — |
| 6.000% Senior Notes, due May 15, 2037 ("2037 Senior Notes") | 295 | 294 | — | — |
| 5.75% Senior Notes, due October 15, 2033 ("October 2033 Senior Notes") | 198 | 197 | — | — |
| 4.650% Senior Notes, due May 15, 2033 ("May 2033 Senior Notes") | 695 | — | — | — |
| 1.950% Senior Notes, due March 15, 2031 ("2031 Senior Notes") | 550 | 561 | — | — |
| 2.600% Senior Notes, due April 15, 2030 ("2030 Senior Notes") | 589 | 613 | — | — |
| 2.375% Senior Notes, due December 1, 2029 ("2029 Senior Notes") | 643 | 642 | — | — |
| 4.375% Senior Notes, due May 15, 2028 ("2028 Senior Notes") | 696 | — | — | — |
| 3.150% Senior Notes, due March 15, 2027 ("2027 Senior Notes") | 499 | 498 | — | — |
| 2.000% Senior Notes, due December 1, 2024 ("2024 Senior Notes") | 498 | 498 | — | — |
| 2.350% Senior Notes, due August 15, 2022 ("2022 Senior Notes") | — | 250 | — | — |
| Commercial paper [1] | 988 | — | — | 1,500 |
| Other long-term borrowings | 33 | 10 | — | — |
| Other current borrowings | 9 | 18 | — | 161 |
| Revolving credit facility | — | — | 2,500 | — |
| | 8,114 | 5,412 | $    2,500 | $    1,661 |
| Less current debt including current maturities | (997) | (268) | | |
| | $    7,117 | $    5,144 | | |

[1] Consists of $1,000 million principal and unamortized debt discount of $12 million.

As of June 30, 2023, the Company's long-term debt consisted of the following:

| Notes[10] | Issue Date | Price | Yield | Principal | Unamortized Debt (Discount) Premium | Interest rate swap adjustments | Debt Issuance Costs | Semi-annual interest payments |
|---|---|---|---|---|---|---|---|---|
| ($ in millions) | | | | | | | | |
| 2053 Senior Notes | May 2023 | 99.455 % | 5.186 % | $ 600 | $ (3) | $ — | $ (7) | May 15/November 15 |
| 2049 Senior Notes | November 2019 | 98.769 | 3.189 | 650 | (8) | — | (6) | June 1/December 1 |
| 2047 Senior Notes[1] | February 2017 | 99.739 | 4.165 | 500 | (1) | — | (5) | March 15/September 15 |
| 2045 Senior Notes[2] | June 2015 | 97.999 | 4.497 | 300 | (5) | — | (3) | June 15/December 15 |
| 2045 Senior Notes[2] | May 2016 | 110.847 | 3.753 | 150 | 14 | — | (2) | June 15/December 15 |
| 2042 Senior Notes | August 2012 | 99.567 | 3.724 | 250 | (1) | — | (2) | February 15/August 15 |
| 2037 Senior Notes[3] | May 2007 | 98.722 | 6.093 | 300 | (2) | — | (3) | May 15/November 15 |
| October 2033 Senior Notes[4] | September 2003 | 98.645 | 5.846 | 200 | (1) | — | (1) | April 15/October 15 |
| May 2033 Senior Notes[9] | May 2023 | 99.897 | 4.663 | 700 | (1) | — | (4) | May 15/November 15 |
| 2031 Senior Notes[5],[7] | March 2021 | 99.340 | 2.023 | 600 | (4) | (43) | (3) | March 15/September 15 |
| 2030 Senior Notes[7] | April 2020 | 99.816 | 2.621 | 700 | (1) | (107) | (3) | April 15/October 15 |
| 2029 Senior Notes[8] | November 2019 | 99.046 | 2.483 | 650 | (4) | — | (3) | June 1/December 1 |
| 2028 Senior Notes | May 2023 | 99.897 | 4.398 | 700 | (1) | — | (3) | May 15/November 15 |
| 2027 Senior Notes[6] | February 2017 | 99.963 | 3.154 | 500 | — | — | (1) | March 15/September 15 |
| 2024 Senior Notes | November 2019 | 99.421 | 2.122 | 500 | (1) | — | (1) | June 1/December 1 |

[1] In November 2016, in anticipation of the issuance of the 2047 Senior Notes, the Company entered into a series of treasury lock agreements on a notional amount totaling $350 million at a weighted-average all-in rate of 3.01%. The treasury lock agreements were settled upon the issuance of the new debt, and the Company recognized a gain in OCI of $3 million that is being amortized against interest expense over the life of the 2047 Senior Notes. As a result of the treasury lock agreements, the debt discount and debt issuance costs, the effective interest rate on the 2047 Senior Notes will be 4.17% over the life of the debt.

[2] In April and May 2015, in anticipation of the issuance of the 2045 Senior Notes in June 2015, the Company entered into a series of forward-starting interest rate swap agreements on a notional amount totaling $300 million at a weighted-average all-in rate of 2.38%. The forward-starting interest rate swap agreements were settled upon the issuance of the new debt and the Company recognized a gain in OCI of $18 million that will be amortized against interest expense over the life of the 2045 Senior Notes. As a result of the forward-starting interest rate swap agreements, the debt discount and debt issuance costs, the effective interest rate on the 2045 Senior Notes will be 4.216% over the life of the debt. In May 2016, the Company reopened this offering with the same terms and issued an additional $150 million for an aggregate amount outstanding of $450 million of 2045 Senior Notes.

[3] In April 2007, in anticipation of the issuance of the 2037 Senior Notes, the Company entered into a series of forward-starting interest rate swap agreements on a notional amount totaling $210 million at a weighted-average all-in rate of 5.45%. The forward-starting interest rate swap agreements were settled upon the issuance of the new debt and the Company recognized a loss in OCI of $1 million that is being amortized to interest expense over the life of the 2037 Senior Notes. As a result of the forward-starting interest rate swap agreements, the debt discount and debt issuance costs, the effective interest rate on the 2037 Senior Notes will be 6.181% over the life of the debt.

[4] In May 2003, in anticipation of the issuance of the 2033 Senior Notes, the Company entered into a series of treasury lock agreements on a notional amount totaling $195 million at a weighted-average all-in rate of 4.53%. The treasury lock agreements were settled upon the issuance of the new debt and the Company received a payment of $15 million that is being amortized against interest expense over the life of the 2033 Senior Notes. As a result of the treasury lock agreements, the debt discount and debt issuance costs, the effective interest rate on the 2033 Senior Notes will be 5.395% over the life of the debt.

[5] In March 2020, in anticipation of the issuance of the 2031 Senior Notes, the Company entered into a series of treasury lock agreements on a notional amount totaling $200 million at a weighted-average all-in rate of 0.84%. The treasury lock agreements were settled upon the issuance of the new debt, and the Company recognized a gain in OCI of $11 million that is being amortized to interest expense over the life of the 2031 Senior Notes. As a result of the treasury lock agreements, as well as the debt discount and debt issuance costs, the effective interest rate on the 2031 Senior Notes will be 1.89% over the life of the debt.

[6] In November 2016, in anticipation of the issuance of the 2027 Senior Notes, the Company entered into a series of treasury lock agreements on a notional amount totaling $450 million at a weighted-average all-in rate of 2.37%. The treasury lock agreements were settled upon the issuance of the new debt, and the Company recognized a gain in OCI of $2 million that is being amortized against interest expense over the life of the 2027 Senior Notes. As a result of the treasury lock agreements, the debt discount and debt issuance costs, the effective interest rate on the 2027 Senior Notes will be 3.18% over the life of the debt.

[7] The Company entered into interest rate swap agreements with a notional amount totaling $700 million and $300 million to effectively convert the fixed rate interest on its outstanding 2030 Senior Notes and 2031 Senior Notes to variable interest rates based on three months LIBOR plus a margin.

[8] In April and May 2019, in anticipation of the issuance of the 2029 Senior Notes, the Company entered into a series of treasury lock agreements on a notional amount totaling $500 million at a weighted-average all-in rate of 2.50%. The treasury lock agreements were settled upon the issuance of the new debt, and the Company recognized a loss in OCI of $33 million that is being amortized to interest expense over the life of the 2029 Senior Notes. As a result of the treasury lock agreements, as well as the debt discount and debt issuance costs, the effective interest rate on the 2029 Senior Notes will be 3.15% over the life of the debt.

[9] In December 2022 and March 2023, in anticipation of the issuance of the May 2033 Senior Notes, the Company entered into a series of treasury lock agreements on a notional amount totaling $575 million at a weighted-average all-in rate of 3.57%. The treasury lock agreements were settled upon the issuance of the new debt, and the Company recognized a loss in OCI of $5 million that is being amortized to interest expense over the life of the May 2033 Senior Notes. As a result of the treasury lock agreements, as well as the debt discount and debt issuance costs, the effective interest rate on the May 2033 Senior Notes will be 4.83% over the life of the debt.

[10] The Senior Notes contain certain customary covenants, including limitations on indebtedness secured by liens.

In January 2023, the Company entered into a $2,000 million senior unsecured revolving credit facility (the "364-Day Facility") to support the Company's commercial paper program and for general corporate purposes, including to finance the Company's fiscal 2023 fourth quarter TOM FORD Acquisition. In January 2023, in connection with the 364-Day Facility, the Company increased its commercial paper program under which it may issue commercial paper in the United States from $2,500 million to $4,500 million.

In May 2023, the Company completed a public offering of $2,000 million, consisting of $700 million aggregate principal amount of its 2028 Senior Notes, $700 million aggregate principal amount of its May 2033 Senior Notes and $600 million aggregate principal amount of its 2053 Senior Notes. The Company used proceeds from this offering for general corporate purposes, including to repay outstanding commercial paper as it matured.

In June 2023, the Company decreased the size of its commercial paper program to $2,500 million and terminated the undrawn $2,000 million 364-Day Facility.

As of June 30, 2023 and August 11, 2023, the Company had $1,000 million and $785 million, respectively, outstanding under its commercial paper program, which may be refinanced on a periodic basis as it matures at the then-prevailing market interest rates. Proceeds from issuance of commercial paper with maturities greater than 90 days were $765 million during fiscal 2023. On August 14, 2023, the Company issued an additional $215 million of commercial paper under its commercial paper program.

On August 15, 2022, the Company repaid the outstanding principal balance of its $250 million 2.35% Senior Notes with cash from operations.

In October 2021, the Company replaced its $1,500 million senior unsecured revolving credit facility that was set to expire in October 2023 with a new $2,500 million senior unsecured revolving credit facility (the "New Facility"). The New Facility expires on October 22, 2026 unless extended for up to two additional years in accordance with the terms set forth in the agreement. Up to the equivalent of $750 million of the New Facility is available for multi-currency loans. Interest rates on borrowings under the New Facility will be based on prevailing market interest rates in accordance with the agreement. The costs incurred to establish the New Facility were not material. The New Facility has an annual fee of approximately $1 million, payable quarterly, based on the Company's current credit ratings. The New Facility contains a cross-default provision whereby a failure to pay other material financial obligations in excess of $175 million (after grace periods and absent a waiver from the lenders) would result in an event of default and the acceleration of the maturity of any outstanding debt under this facility. The New Facility may be increased, at the election of the Company, by up to $500 million in accordance with the terms set forth in the agreement. At June 30, 2023, no borrowings were outstanding under the New Facility.

The Company maintains uncommitted credit facilities in various regions throughout the world. Interest rate terms for these facilities vary by region and reflect prevailing market rates for companies with strong credit ratings. During fiscal 2023 and 2022, the average amount outstanding was approximately $1 million and $8 million, respectively, and the annualized weighted-average interest rate incurred was approximately 5.4% and 10.2%, respectively.

Refer to *Note 16 – Commitments and Contingencies* for the Company's projected debt service payments, as of June 30, 2023, over the next five fiscal years.

**NOTE 12 – DERIVATIVE FINANCIAL INSTRUMENTS**

The Company addresses certain financial exposures through a controlled program of risk management that includes the use of derivative financial instruments. The Company enters into foreign currency forward contracts, and may enter into option contracts, to reduce the effects of fluctuating foreign currency exchange rates. The Company also uses cross-currency swap contracts to hedge the impact of foreign currency changes on certain intercompany foreign currency denominated debt. In addition, the Company enters into interest rate derivatives to manage the effects of interest rate movements on the Company's aggregate liability portfolio, including potential future debt issuances. The Company also enters into foreign currency forward contracts to hedge a portion of its net investment in certain foreign operations, which are designated as net investment hedges. The Company enters into the net investment hedges to offset the risk of changes in the U.S. dollar value of the Company's investment in these foreign operations due to fluctuating foreign exchange rates. Time value is excluded from the effectiveness assessment and is recognized under a systematic and rational method over the life of the hedging instrument in Selling, general and administrative expenses. The net gain or loss on net investment hedges is recorded within translation adjustments, as a component of AOCI on the Company's consolidated balance sheets, until the sale or substantially complete liquidation of the underlying assets of the Company's investment. The Company also enters into foreign currency forward contracts, and may use option contracts, not designated as hedging instruments, to mitigate the change in fair value of specific assets and liabilities on the consolidated balance sheets. At June 30, 2023, the notional amount of derivatives not designated as hedging instruments was $3,667 million. The Company does not utilize derivative financial instruments for trading or speculative purposes. Costs associated with entering into derivative financial instruments have not been material to the Company's consolidated financial results.

For each derivative contract entered into, where the Company looks to obtain hedge accounting treatment, the Company formally and contemporaneously documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking the hedge transaction, the nature of the risk being hedged, and how the hedging instruments' effectiveness in offsetting the hedged risk will be assessed prospectively and retrospectively. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. At inception, the Company evaluates the effectiveness of hedge relationships quantitatively, and has elected to perform, after initial evaluation, qualitative effectiveness assessments of certain hedge relationships to support an ongoing expectation of high effectiveness, if effectiveness testing is required. If based on the qualitative assessment, it is determined that a derivative has ceased to be a highly effective hedge, the Company will perform a quantitative assessment to determine whether to discontinue hedge accounting with respect to that derivative prospectively.

The fair values of the Company's derivative financial instruments included in the consolidated balance sheets are presented as follows:

| | | Asset Derivatives | | | | Liability Derivatives | | |
| | | Fair Value [1] | | | | Fair Value [1] | | |
| | | June 30 | | | | June 30 | | |
| (In millions) | Balance Sheet Location | 2023 | 2022 | | Balance Sheet Location | 2023 | 2022 |
|---|---|---|---|---|---|---|---|
| **Derivatives Designated as Hedging Instruments:** | | | | | | | |
| Foreign currency cash flow hedges | Prepaid expenses and other current assets | $ 56 | $ 57 | | Other accrued liabilities | $ 16 | $ 1 |
| Cross-currency swap contracts | Prepaid expenses and other current assets | 22 | — | | Other accrued liabilities | — | — |
| Net investment hedges | Prepaid expenses and other current assets | — | 107 | | Other accrued liabilities | 13 | — |
| Interest rate-related derivatives | Prepaid expenses and other current assets | — | 24 | | Other accrued liabilities | 150 | 115 |
| Total Derivatives Designated as Hedging Instruments | | 78 | 188 | | | 179 | 116 |
| **Derivatives Not Designated as Hedging Instruments:** | | | | | | | |
| Foreign currency forward contracts | Prepaid expenses and other current assets | 20 | 27 | | Other accrued liabilities | 20 | 104 |
| Total derivatives | | $ 98 | $ 215 | | | $ 199 | $ 220 |

[1] See *Note 13 – Fair Value Measurements* for further information about how the fair value of derivative assets and liabilities are determined.

The amounts of the gains and losses related to the Company's derivative financial instruments designated as hedging instruments that are included in the assessment of effectiveness are as follows:

| | Amount of Gain (Loss) Recognized in OCI on Derivatives | | Location of Gain (Loss) Reclassified | Amount of Gain (Loss) Reclassified from AOCI into Earnings[1] | |
| | June 30 | | from AOCI into | June 30 | |
| (In millions) | 2023 | 2022 | Earnings | 2023 | 2022 |
|---|---|---|---|---|---|
| **Derivatives in Cash Flow Hedging Relationships:** | | | | | |
| Foreign currency forward contracts | $ 57 | $ 69 | Net sales | $ 71 | $ 3 |
| Interest rate-related derivatives | 2 | 24 | Interest expense | (1) | (1) |
| | 59 | 93 | | 70 | 2 |
| **Derivatives in Net Investment Hedging Relationships[2]:** | | | | | |
| Foreign currency forward contracts[3] | (35) | 175 | | — | — |
| Total derivatives | $ 24 | $ 268 | | $ 70 | $ 2 |

[1] The amount reclassified into earnings as a result of the discontinuance of cash flow hedges because probable forecasted transactions will no longer occur by the end of the original time period was not material.

[2] During fiscal 2023 and 2022 the gain recognized in earnings from net investment hedges related to the amount excluded from effectiveness testing was $26 million and $11 million, respectively.

[3] Included within translation adjustments as a component of AOCI on the Company's consolidated balance sheets.

| | | Amount of Gain (Loss) Recognized in Earnings on Derivatives | |
|---|---|---|---|
| | **Location of Gain (Loss)** | **June 30** | |
| (In millions) | **Recognized in Earnings on Derivatives** | **2023** | **2022** |
| **Derivatives in Fair Value Hedging Relationships:** | | | |
| Cross-currency swap contracts[1] | Selling, general and administrative | $ 42 | $ — |
| Interest rate swap contracts[2] | Interest expense | $ (36) | $ (130) |

[1] Changes in the fair value representing hedge components included in the assessment of effectiveness of the cross-currency swap contracts are exactly offset by the change in the fair value of the underlying intercompany foreign currency denominated debt. The gain recognized in earnings from cross-currency swap contracts related to the amount excluded from effectiveness testing was $9 million.

[2] Changes in the fair value of the interest rate swap agreements are exactly offset by the change in the fair value of the underlying long-term debt.

Additional information regarding the cumulative amount of fair value hedging gain (loss) recognized in earnings for items designated and qualifying as hedged items in fair value hedges is as follows:

(In millions)

| Line Item in the Consolidated Balance Sheets in Which the Hedged Item is Included | Carrying Amount of the Hedged Liabilities | Cumulative Amount of Fair Value Hedging Gain (Loss) Included in the Carrying Amount of the Hedged Liability |
|---|---|---|
| | **June 30, 2023** | **June 30, 2023** |
| Long-term debt | $ 843 | $ (150) |
| Intercompany debt | $ — | $ 42 |

Additional information regarding the effects of fair value and cash flow hedging relationships for derivatives designated and qualifying as hedging instruments is as follows:

| (In millions) | June 30 | | | | | |
|---|---|---|---|---|---|---|
| | 2023 | | | 2022 | | |
| | Net Sales | Selling, General and Administrative | Interest Expense | Net Sales | Selling, General and Administrative | Interest Expense |
| Total amounts of income and expense line items presented in the consolidated statements of earnings in which the effects of fair value and cash flow hedges are recorded | $ 15,910 | $ 9,575 | $ 255 | $ 17,737 | $ 9,888 | $ 167 |
| **The effects of fair value and cash flow hedging relationships:** | | | | | | |
| Gain (loss) on fair value hedge relationships – interest rate contracts: | | | | | | |
| Hedged item | N/A | N/A | 36 | N/A | N/A | 130 |
| Derivatives designated as hedging instruments | N/A | N/A | (36) | N/A | N/A | (130) |
| Gain (loss) on fair value hedge relationships – cross-currency swap contracts: | | | | | | |
| Hedged item | N/A | (42) | N/A | N/A | — | N/A |
| Derivatives designated as hedging instruments | N/A | 42 | N/A | N/A | — | N/A |
| Loss on cash flow hedge relationships – interest rate contracts: | | | | | | |
| Amount of loss reclassified from AOCI into earnings | N/A | N/A | (1) | N/A | N/A | (1) |
| Gain on cash flow hedge relationships – foreign currency forward contracts: | | | | | | |
| Amount of gain reclassified from AOCI into earnings | 71 | N/A | N/A | 3 | N/A | N/A |

N/A (Not applicable)

The amount of the gains and losses related to the Company's derivative financial instruments not designated as hedging instruments are presented as follows:

| (In millions) | Location of Gain (Loss) Recognized in Earnings on Derivatives | Amount of Gain (Loss) Recognized in Earnings on Derivatives | |
|---|---|---|---|
| | | June 30 | |
| | | 2023 | 2022 |
| **Derivatives Not Designated as Hedging Instruments:** | | | |
| Foreign currency forward contracts | Selling, general and administrative | $ (10) | $ (35) |

The Company's derivative instruments are subject to enforceable master netting agreements. These agreements permit the net settlement of these contracts on a per-institution basis; however, the Company records the fair value on a gross basis in its consolidated balance sheets based on maturity dates, including those subject to master netting arrangements. The following table provides information as if the Company had elected to offset the asset and liability balances of derivative instruments, netted in accordance with various criteria in the event of default or termination as stipulated by the terms of netting arrangements with each of the counterparties:

| (In millions) | As of June 30, 2023 | | | As of June 30, 2022 | | |
|---|---|---|---|---|---|---|
| | Gross Amounts of Assets / (Liabilities) Presented in Balance Sheet | Contracts Subject to Netting | Net Amounts of Assets / (Liabilities) | Gross Amounts of Assets / (Liabilities) Presented in Balance Sheet | Contracts Subject to Netting | Net Amounts of Assets / (Liabilities) |
| **Derivative Financial Contracts** | | | | | | |
| Derivative assets | $ 98 | $ (53) | $ 45 | $ 215 | $ (104) | $ 111 |
| Derivative liabilities | (199) | 53 | (146) | (220) | 104 | (116) |
| Total | $ (101) | $ — | $ (101) | $ (5) | $ — | $ (5) |

*Cash Flow Hedges*

The Company enters into foreign currency forward contracts, and may enter into foreign currency option contracts, to hedge anticipated transactions and receivables and payables denominated in foreign currencies, for periods consistent with the Company's identified exposures. The purpose of the hedging activities is to minimize the effect of foreign exchange rate movements on the cash flows that the Company receives from foreign subsidiaries. The foreign currency forward contracts entered into to hedge anticipated transactions have been designated as cash flow hedges and have varying maturities through the end of March 2025. Hedge effectiveness of the foreign currency forward contracts is based on the forward method, which includes time value in the effectiveness assessment. At June 30, 2023, the Company had cash flow hedges outstanding with a notional amount totaling $1,981 million.

The Company may enter into interest rate forward contracts to hedge anticipated issuance of debt for periods consistent with the Company's identified exposures. The purpose of the hedging activities is to minimize the effect of interest rate movements on the cost of debt issuance.

For foreign currency hedge contracts that are no longer deemed highly effective, hedge accounting is discontinued and gains and losses in AOCI are reclassified to Net sales when the underlying forecasted transaction occurs. If it is probable that the forecasted transaction will no longer occur, then any gains or losses in AOCI are reclassified to current-period Net sales. As of June 30, 2023, the Company's foreign currency cash flow hedges were highly effective.

The estimated net gain on the Company's derivative instruments designated as cash flow hedges as of June 30, 2023 that is expected to be reclassified from AOCI into earnings, net of tax, within the next twelve months is $25 million. The accumulated net gain on derivative instruments designated as cash flow hedges in AOCI was $79 million and $90 million as of June 30, 2023 and 2022, respectively.

*Fair Value Hedges*

The Company enters into interest rate derivative contracts to manage the exposure to interest rate fluctuations on its funded indebtedness. At June 30, 2023, the Company has interest rate swap agreements, with notional amounts totaling $700 million and $300 million to effectively convert the fixed rate interest on its 2030 Senior Notes and 2031 Senior Notes, respectively, to variable interest rates based on three-month LIBOR plus a margin. These interest rate swap agreements are designated as fair value hedges of the related long-term debt, and the changes in the fair value of the interest rate swap agreements are exactly offset by the change in the fair value of the underlying long-term debt.

The Company enters into cross-currency swap contracts to manage the exposure of foreign exchange rate fluctuations on its intercompany foreign currency denominated debt. At June 30, 2023, the Company has cross-currency swap contracts with notional amounts totaling $491 million, to hedge the impact of foreign currency changes on certain intercompany foreign currency denominated debt. The cross-currency swap contracts are designated as fair value hedges of the related intercompany debt, and the gains and losses representing hedge components included in the assessment of effectiveness are presented in the same income statement line item as the earnings effect of the hedged transaction. Gains and losses on the derivative representing hedge components excluded from the assessment of effectiveness are recognized over the life of the hedge on a systematic and rational basis. The earnings recognition of excluded components is presented in the same income statement line item as the earnings effect of the hedged transaction. Any difference between the changes in the fair value of the excluded components and amounts recognized in earnings will be recognized in AOCI.

The estimated net gain on the Company's derivative instruments designated as fair value hedges as of June 30, 2023 that is expected to be reclassified from AOCI into earnings, net of tax, within the next twelve months is $14 million. The accumulated net loss on derivative instruments designated as fair value hedges in AOCI was $20 million as of June 30, 2023.

*Net Investment Hedges*

The Company enters into foreign currency forward contracts, designated as net investment hedges, to hedge a portion of its net investment in certain foreign operations. The net gain or loss on these contracts is recorded within translation adjustments, as a component of AOCI on the Company's consolidated balance sheets. The purpose of the hedging activities is to minimize the effect of foreign exchange rate movements on the Company's net investment in these foreign operations. The net investment hedge contracts have varying maturities through the end of November 2023. Hedge effectiveness of the net investment hedge contracts is based on the spot method. At June 30, 2023, the Company had net investment hedges outstanding with a notional amount totaling $1,082 million.

*Credit Risk*

As a matter of policy, the Company enters into derivative contracts only with counterparties that have a long-term credit rating of at least A- or higher by at least two nationally recognized rating agencies. The counterparties to these contracts are major financial institutions. Exposure to credit risk in the event of nonperformance by any of the counterparties is limited to the gross fair value of contracts in asset positions, which totaled $98 million at June 30, 2023. To manage this risk, the Company has strict counterparty credit guidelines that are continually monitored. Accordingly, management believes risk of loss under these hedging contracts is remote.

## NOTE 13 – FAIR VALUE MEASUREMENTS

The Company records certain of its financial assets and liabilities at fair value, which is defined as the price that would be received to sell an asset or paid to transfer a liability, in the principal or most advantageous market for the asset or liability, in an orderly transaction between market participants at the measurement date. The accounting for fair value measurements must be applied to nonfinancial assets and nonfinancial liabilities that require initial measurement or remeasurement at fair value, which principally consist of assets and liabilities acquired through business combinations and goodwill, indefinite-lived intangible assets and long-lived assets for the purposes of calculating potential impairment. The Company is required to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three levels of inputs that may be used to measure fair value are as follows:

Level 1:  Inputs based on quoted market prices for identical assets or liabilities in active markets at the measurement date.

Level 2:  Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3:  Inputs reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. The inputs are unobservable in the market and significant to the instrument's valuation.

The following table presents the Company's hierarchy for its financial assets and liabilities measured at fair value on a recurring basis as of June 30, 2023:

| (In millions) | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| **Assets:** | | | | |
| Money market funds | $ 3,241 | $ — | $ — | $ 3,241 |
| Foreign currency forward contracts | — | 76 | — | 76 |
| Cross-currency swap contracts | — | 22 | — | 22 |
| Total | $ 3,241 | $ 98 | $ — | $ 3,339 |
| | | | | |
| **Liabilities:** | | | | |
| Foreign currency forward contracts | $ — | $ 49 | $ — | $ 49 |
| Interest rate-related derivatives | — | 150 | — | 150 |
| DECIEM stock options | — | — | 99 | 99 |
| Total | $ — | $ 199 | $ 99 | $ 298 |

The following table presents the Company's hierarchy for its financial assets and liabilities measured at fair value on a recurring basis as of June 30, 2022:

| (In millions) | Level 1 | | Level 2 | | Level 3 | | Total | |
|---|---|---|---|---|---|---|---|---|
| **Assets:** | | | | | | | | |
| Money market funds | $ | 961 | $ | — | $ | — | $ | 961 |
| Foreign currency forward contracts | | — | | 191 | | — | | 191 |
| Interest rate-related derivatives | | — | | 24 | | — | | 24 |
| Total | $ | 961 | $ | 215 | $ | — | $ | 1,176 |
| | | | | | | | | |
| **Liabilities:** | | | | | | | | |
| Foreign currency forward contracts | $ | — | $ | 105 | $ | — | $ | 105 |
| Interest rate-related derivatives | | — | | 115 | | — | | 115 |
| DECIEM stock options | | — | | — | | 74 | | 74 |
| Total | $ | — | $ | 220 | $ | 74 | $ | 294 |

The estimated fair values of the Company's financial instruments are as follows:

| | June 30 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | 2023 | | | | 2022 | | | |
| (In millions) | Carrying Amount | | Fair Value | | Carrying Amount | | Fair Value | |
| **Nonderivatives** | | | | | | | | |
| Cash and cash equivalents | $ | 4,029 | $ | 4,029 | $ | 3,957 | $ | 3,957 |
| Current and long-term debt | | 8,114 | | 7,665 | | 5,412 | | 5,139 |
| DECIEM stock options | | 99 | | 99 | | 74 | | 74 |
| Deferred consideration payable | | 341 | | 338 | | 38 | | 38 |
| | | | | | | | | |
| **Derivatives** | | | | | | | | |
| Cross-currency swap contracts - asset, net | | 22 | | 22 | | — | | — |
| Foreign currency forward contracts – asset, net | | 27 | | 27 | | 86 | | 86 |
| Interest rate-related derivatives – liability, net | | (150) | | (150) | | (91) | | (91) |

The following table presents the Company's impairment charges for certain of its nonfinancial assets measured at fair value on a nonrecurring basis, classified as Level 3, during fiscal 2023, 2022 and 2021:

*Fiscal 2023*

| (In millions) | Impairment charges | | Date of Fair Value Measurement | Fair Value[1] | |
|---|---|---|---|---|---|
| **Other intangible assets, net (trademarks)** | | | | | |
| Dr.Jart+ | $ | 100 | November 30, 2022 | $ | 325 |
| Too Faced | | 86 | November 30, 2022 | | 186 |
| Smashbox | | 21 | December 31, 2022 | | — |
| Total | $ | 207 | | $ | 511 |

[1] See *Note 6 – Goodwill and Other Intangible Assets* for discussion of the valuation techniques used to measure fair value, the description of the inputs and information used to develop those inputs.

*Fiscal 2022*

| (In millions) | Impairment charges | | Date of Fair Value Measurement | Fair Value[1] | |
|---|---|---|---|---|---|
| **Other intangible assets, net (trademarks)** | | | | | |
| GLAMGLOW | $ | 11 | March 31, 2022 | $ | — |
| Dr.Jart+ | | 230 | February 28, 2022 April 1, 2022 | | 428 |
| Total | $ | 241 | | $ | 428 |

[1] See *Note 6 – Goodwill and Other Intangible Assets* for discussion of the valuation techniques used to measure fair value, the description of the inputs and information used to develop those inputs.

*Fiscal 2021*

| (In millions) | Impairment Charges | | Date of Fair Value Measurement | Fair Value[1] | |
|---|---|---|---|---|---|
| **Goodwill** | | | | | |
| GLAMGLOW | $ | 54 | November 30, 2020 | $ | — |
| BECCA[2] | | 13 | February 28, 2021 | | — |
| Other | | 4 | June 30, 2021 | | — |
| Total | | 71 | | | — |
| **Other intangible assets, net (trademark and customer lists)** | | | | | |
| GLAMGLOW | | 52 | November 30, 2020 April 1, 2021 | | 11 |
| BECCA[2] | | 34 | February 28, 2021 | | — |
| Smashbox | | 11 | April 1, 2021 | | 21 |
| Total | | 97 | | | 32 |
| **Long-lived assets** | | 71 | March 31, 2021 June 30, 2021 | | 66 |
| Total | $ | 239 | | $ | 98 |

[1] See *Note 6 – Goodwill and Other Intangible Assets* for discussion of the valuation techniques used to measure fair value, the description of the inputs and information used to develop those inputs.

[2] See *Note 8 – Charges Associated with Restructuring and Other Activities* for further information relating to goodwill and other intangible asset impairment charges recorded in connection with the exit of the global distribution of BECCA products.

The following methods and assumptions were used to estimate the fair value of the Company's financial instruments for which it is practicable to estimate that value:

*Cash and cash equivalents* – Cash and all highly-liquid securities with original maturities of three months or less are classified as cash and cash equivalents, primarily consisting of cash deposits in interest bearing accounts, time deposits and money market funds (classified within Level 1 of the valuation hierarchy). Cash deposits in interest bearing accounts and time deposits are carried at cost, which approximates fair value, due to the short maturity of cash equivalent instruments.

*Foreign currency forward contracts* – The fair values of the Company's foreign currency forward contracts were determined using an industry-standard valuation model, which is based on an income approach. The significant observable inputs to the model, such as swap yield curves and currency spot and forward rates, were obtained from an independent pricing service. To determine the fair value of contracts under the model, the difference between the contract price and the current forward rate was discounted using LIBOR for contracts with maturities up to 12 months, and swap yield curves for contracts with maturities greater than 12 months.

*Cross-currency swap contracts* - The fair value of the Company's cross-currency swap contracts were determined using an industry-standard valuation model, which is based on the income approach. The significant observable inputs to the model, such as yield curves and currency spot and forward rates, were obtained from independent pricing services.

*Interest rate-related derivatives* – The fair values of the Company's interest rate contracts were determined using an industry-standard valuation model, which is based on the income approach. The significant observable inputs to the model, such as treasury yield curves, swap yield curves and LIBOR forward rates, were obtained from independent pricing services.

*Current and long-term debt* – The fair value of the Company's debt was estimated based on the current rates offered to the Company for debt with the same remaining maturities. To a lesser extent, debt also includes finance lease obligations for which the carrying amount approximates the fair value. The Company's debt is classified within Level 2 of the valuation hierarchy.

*Deferred consideration payable* – The deferred consideration payable as of June 30, 2023 consists primarily of deferred payments associated with the TOM FORD Acquisition. The fair value of the payments treated as deferred consideration payable are calculated based on the net present value of cash payments using an estimated borrowing rate based on quoted prices for a similar liability. The Company's deferred consideration payable is classified within Level 2 of the valuation hierarchy. Refer to *Note 5 – Business and Asset Acquisitions* for additional information associated with the TOM FORD Acquisition.

*DECIEM stock options* – The stock option liability represents the employee stock options issued by DECIEM in replacement and exchange for certain vested and unvested DECIEM employee stock options previously issued by DECIEM, in connection with the Company's acquisition of DECIEM. The DECIEM stock options are subject to the terms and conditions of DECIEM's 2021 Stock Option Plan. The DECIEM stock option liability is measured using the Monte Carlo Method, which requires certain assumptions. Significant changes in the projected future operating results would result in a higher or lower fair value measurement. Changes to the discount rates or volatilities would have a lesser effect. These inputs are categorized as Level 3 of the valuation hierarchy. The DECIEM stock options are remeasured to fair value at each reporting date through the period when the options are exercised or repurchased (i.e., when they are settled), with an offsetting entry to compensation expense. See *Note 5 – Business and Asset Acquisitions and Note 18 – Stock Programs* for discussion.

Changes in the DECIEM stock option liability for the year ended June 30, 2023 are included in Selling, general and administrative expenses in the accompanying consolidated statements of earnings and were as follows:

| (In millions) | Fair Value |
|---|---|
| DECIEM stock option liability as of June 30, 2022 | $ 74 |
| Changes in fair value, net of foreign currency remeasurements[1] | 22 |
| Translation adjustments and other, net | 3 |
| DECIEM stock option liability as of June 30, 2023 | $ 99 |

[1] Amount includes expense attributable to graded vesting of stock options which is not material for the year ended June 30, 2023.

## NOTE 14 – REVENUE RECOGNITION

For further information on the Company's policies relating to revenue recognition and accounts receivable see *Note 2 – Summary of Significant Accounting Policies*.

### Accounts Receivable

Accounts receivable, net is stated net of the allowance for doubtful accounts and customer deductions totaling $30 million and $27 million as of June 30, 2023 and June 30, 2022, respectively. Payment terms are short-term in nature and are generally less than one year.

Changes in the allowance for credit losses are as follows:

| | June 30 | |
|---|---|---|
| (In millions) | 2023 | 2022 |
| Allowance for credit losses, beginning of period | $ 10 | $ 20 |
| Provision (adjustment) for expected credit losses | 6 | (3) |
| Write-offs, net & other | — | (7) |
| Allowance for credit losses, end of period | $ 16 | 10 |

The remaining balance of the allowance for doubtful accounts and customer deductions of $14 million and $17 million, as of June 30, 2023 and June 30, 2022, respectively, relates to non-credit losses, which are primarily due to customer deductions.

### Deferred Revenue

Changes in deferred revenue are as follows:

| | June 30 | |
|---|---|---|
| (In millions) | 2023 | 2022 |
| Deferred revenue, beginning of period | $ 362 | $ 371 |
| Revenue recognized that was included in the deferred revenue balance at the beginning of the period | (343) | (285) |
| Revenue deferred during the period | 538 | 284 |
| Other | 15 | (8) |
| Deferred revenue, end of period | $ 572 | $ 362 |

The increase in Revenue deferred during the period from fiscal 2022 to fiscal 2023 is driven by the Marcolin licensing arrangement, which consists of a $250 million non-refundable upfront payment which is classified as deferred revenue within Other accrued liabilities and Other noncurrent liabilities in the accompanying consolidated balance sheets. The upfront payment will be recognized on a straight-line basis over the estimated economic life of the license, which is 20 years. The Company's deferred revenue balance related to the Marcolin licensing arrangement was $235 million at June 30, 2023.

### Transaction Price Allocated to the Remaining Performance Obligations

At June 30, 2023, the combined estimated revenue expected to be recognized in the next twelve months related to performance obligations for customer loyalty programs, gift with purchase promotions, purchase with purchase promotions, gift card liabilities, and the Marcolin license arrangement that are unsatisfied (or partially unsatisfied) is $323 million. The remaining balance of deferred revenue at June 30, 2023 will be recognized beyond the next twelve months.

**Royalty Revenue - License Arrangements**

As of June 30, 2023, the remaining contractually guaranteed minimum royalty amounts due to the Company during future periods are as follows:

| (In millions) | Minimum Remaining Royalties |
|---|---|
| Fiscal 2024 | $ 27 |
| Fiscal 2025 | $ 28 |
| Fiscal 2026 | $ 29 |
| Fiscal 2027 | $ 30 |
| Fiscal 2028 | $ 32 |
| Thereafter | $ 194 |

The royalty revenue associated with the TOM FORD Acquisition will be included within the The Americas region and within the other product category.

**NOTE 15 – PENSION, DEFERRED COMPENSATION AND POST-RETIREMENT BENEFIT PLANS**

The Company maintains pension plans covering substantially all of its full-time employees for its U.S. operations and a majority of its international operations. Several plans provide pension benefits based primarily on years of service and employees' earnings. In certain instances, the Company adjusts benefits in connection with international employee transfers.

*Retirement Growth Account Plan (U.S.)*

The Retirement Growth Account Plan is a trust-based, noncontributory qualified defined benefit pension plan. The Company seeks to maintain appropriate funded percentages. For contributions, the Company would seek to contribute an amount or amounts that would not be less than the minimum required by the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended, and subsequent pension legislation, and would not be more than the maximum amount deductible for income tax purposes.

*Restoration Plan (U.S.)*

The Company also has an unfunded, non-qualified domestic noncontributory pension Restoration Plan to provide benefits in excess of Internal Revenue Code limitations.

*International Pension Plans*

The Company maintains international pension plans, the most significant of which are defined benefit pension plans. The Company's funding policies for these plans are determined by local laws and regulations. The Company's most significant defined benefit pension obligations are included in the plan summaries below.

*Post-retirement Benefit Plans*

The Company maintains a domestic post-retirement benefit plan which provides certain medical and dental benefits to eligible employees. Employees hired after January 1, 2002 are not eligible for retiree medical benefits when they retire. Certain retired employees who are receiving monthly pension benefits are eligible for participation in the plan. Contributions required and benefits received by retirees and eligible family members are dependent on the age of the retiree. It is the Company's practice to fund a portion of these benefits as incurred and may provide discretionary funding for future liabilities up to the maximum amount deductible for income tax purposes.

Certain of the Company's international subsidiaries and affiliates have post-retirement plans, although most participants are covered by government-sponsored or administered programs.

*Plan Summaries*

The components of the above-mentioned plans as of and for the years ended June 30 are summarized as follows:

| | Pension Plans | | | | Other than Pension Plans | |
|---|---|---|---|---|---|---|
| | U.S. | | International | | Post-retirement | |
| (In millions) | 2023 | 2022 | 2023 | 2022 | 2023 | 2022 |
| **Change in benefit obligation:** | | | | | | |
| Benefit obligation at beginning of year | $ 922 | $ 1,075 | $ 562 | $ 700 | $ 177 | $ 209 |
| Service cost | 37 | 46 | 27 | 31 | 1 | 2 |
| Interest cost | 40 | 31 | 15 | 10 | 8 | 6 |
| Plan participant contributions | — | — | 8 | 7 | 1 | 1 |
| Actuarial loss (gain) | (30) | (164) | (51) | (82) | 4 | (29) |
| Foreign currency exchange rate impact | — | — | (3) | (64) | (3) | (2) |
| Benefits, expenses, taxes and premiums paid | (57) | (66) | (32) | (39) | (12) | (10) |
| Plan amendments | — | — | — | 1 | — | — |
| Settlements | — | — | (4) | (6) | — | — |
| Special termination benefits | — | — | — | 4 | — | — |
| Benefit obligation at end of year | $ 912 | $ 922 | $ 522 | $ 562 | $ 176 | $ 177 |
| **Change in plan assets:** | | | | | | |
| Fair value of plan assets at beginning of year | $ 838 | $ 981 | $ 579 | $ 681 | $ 14 | $ 24 |
| Actual return on plan assets | (42) | (95) | (38) | (37) | (1) | (1) |
| Foreign currency exchange rate impact | — | — | (7) | (64) | — | — |
| Employer contributions | 14 | 18 | 35 | 38 | — | — |
| Plan participant contributions | — | — | 8 | 7 | 1 | 1 |
| Settlements | — | — | (4) | (7) | — | — |
| Benefits, expenses, taxes and premiums paid from plan assets | (57) | (66) | (32) | (39) | (12) | (10) |
| Fair value of plan assets at end of year | $ 753 | $ 838 | $ 541 | $ 579 | $ 2 | $ 14 |
| Funded status | $ (159) | $ (84) | $ 19 | $ 17 | $ (174) | $ (163) |
| **Amounts recognized in the Balance Sheet consist of:** | | | | | | |
| Other assets | $ — | $ 26 | $ 115 | $ 125 | $ — | $ — |
| Other accrued liabilities | (21) | (20) | (4) | (3) | (9) | (1) |
| Other noncurrent liabilities | (138) | (90) | (92) | (105) | (165) | (162) |
| Funded status | (159) | (84) | 19 | 17 | (174) | (163) |
| Accumulated other comprehensive loss (income) | 237 | 172 | (9) | (16) | 7 | (1) |
| Net amount recognized | $ 78 | $ 88 | $ 10 | $ 1 | $ (167) | $ (164) |

For fiscal 2023, the $30 million actuarial gain relating to the U.S. pension plans was primarily due to the increase in the weighted average discount rate relating to the Retirement Growth Account Plan and the Restoration Plan from 4.5% to 5.3% and 4.3% to 5.2%, respectively.

For fiscal 2023, the $51 million actuarial gain relating to the International pension plans was primarily due to the increase in the weighted average discount rate from 2.8% to 3.7%.

For fiscal 2022, the $164 million actuarial gain relating to the U.S. pension plans was primarily due to the increase in the weighted average discount rate relating to the Retirement Growth Account Plan and the Restoration Plan from 3.0% to 4.5% and 2.5% to 4.3%, respectively.

For fiscal 2022, the $82 million actuarial gain relating to the International pension plans was primarily due to the increase in the weighted average discount rate from 1.6% to 2.8%.

| | Pension Plans | | | | | | Other than Pension Plans | | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | U.S. | | | International | | | Post-retirement | | |
| ($ in millions) | 2023 | 2022 | 2021 | 2023 | 2022 | 2021 | 2023 | 2022 | 2021 |
| **Components of net periodic benefit cost:** | | | | | | | | | |
| Service cost | $ 37 | $ 46 | $ 45 | $ 27 | $ 31 | $ 36 | $ 1 | $ 2 | $ 2 |
| Interest cost | 40 | 31 | 31 | 15 | 10 | 10 | 8 | 6 | 6 |
| Expected return on assets | (57) | (55) | (53) | (17) | (13) | (14) | (1) | (1) | (1) |
| Amortization of: | | | | | | | | | |
| Actuarial loss | 3 | 15 | 20 | (3) | 2 | 4 | — | 1 | — |
| Prior service cost | — | — | — | (1) | (1) | (1) | — | — | — |
| Settlements | — | — | — | 1 | — | — | — | — | — |
| Special termination benefits | — | — | — | — | 4 | 10 | — | — | — |
| Net periodic benefit cost | $ 23 | $ 37 | $ 43 | $ 22 | $ 33 | $ 45 | $ 8 | $ 8 | $ 7 |
| **Assumptions used to determine benefit obligations at June 30[1]:** | | | | | | | | | |
| Discount rate | 5.20 – 5.30% | 4.30 – 4.50% | 2.50 – 3.00% | 1.00 – 9.00% | 0.75 – 9.00% | 0.50 – 7.25% | 5.00 – 10.75% | 4.50 – 9.75% | 2.70 – 9.00% |
| Rate of compensation increase | 2.50 – 8.00% | 2.50 – 8.00% | 2.50 – 8.00% | 1.75 – 5.00% | 1.50 – 5.00% | 1.00– 5.00% | N/A | N/A | N/A |
| **Assumptions used to determine net periodic benefit cost for the year ended June 30[2]:** | | | | | | | | | |
| Discount rate | 4.30 – 4.50% | 2.50 – 3.00% | 2.50 – 3.00% | .75 – 9.00% | .50– 7.25% | .50 – 7.00% | 4.50 – 9.75% | 2.70 – 9.00% | 2.70 – 9.00% |
| Expected return on assets | 6.25 % | 6.25 % | 6.25 % | 1.25 – 9.00% | 1.25 – 7.25% | 1.25 – 7.00% | 6.25 % | 6.25 % | 6.25 % |
| Rate of compensation increase | 2.50 – 8.00% | 2.50 – 8.00% | 2.50– 8.00% | —– 5.00% | —– 5.00% | 1.00 – 5.50% | N/A | N/A | N/A |

[1] The weighted-average assumptions used to determine benefit obligations at June 30, 2023 were as follows:
   a. Discount rate - 5.29% (U.S.), 3.69% (International) and 5.19% (Other than Pension Plans, Post-retirement)
   b. Rate of compensation increase - 2.50% - 8.00%, graded (U.S.), 3.08% (International) and N/A (Other than Pension Plans, Post-retirement)
  The weighted-average assumptions used to determine benefit obligations at June 30, 2022 were as follows:
   a. Discount rate - 4.48% (U.S.), 2.77% (International) and 4.68% (Other than Pension Plans, Post-retirement)
   b. Rate of compensation increase - 2.50% - 8.00%, graded (U.S.), 2.96% (International) and N/A (Other than Pension Plans, Post-retirement)
[2] The weighted-average assumptions used to determine net periodic benefit cost for the year ended June 30, 2023 were as follows:
   a. Discount rate - 4.48% (U.S.), 2.77% (International) and 4.68% (Other than Pension Plans, Post-retirement)
   b. Expected return on assets - 6.25% (U.S.), 2.95% (International) and N/A (Other than Pension Plans, Post-retirement)
   c. Rate of compensation increase - 2.50% - 8.00%, graded (U.S.), 2.96% (International) and N/A (Other than Pension Plans, Post-retirement)
  The weighted-average assumptions used to determine net periodic benefit cost for the year ended June 30, 2022 were as follows:
   a. Discount rate - 2.94% (U.S.), 1.59% (International) and 2.92% (Other than Pension Plans, Post-retirement)
   b. Expected return on assets - 6.25% (U.S. and Other than Pension Plans, Post-retirement) and 2.19% (International)
   c. Rate of compensation increase - 2.50% - 8.00%, graded (U.S.), 2.81% (International) and N/A (Other than Pension Plans, Post-retirement)

The discount rate for each plan used for determining future net periodic benefit cost is based on a review of highly rated long-term bonds. The discount rate for the Company's Domestic Plans is based on a bond portfolio that includes only long-term bonds with an Aa rating, or equivalent, from a major rating agency. The Company used an above-mean yield curve which represents an estimate of the effective settlement rate of the obligation, and the timing and amount of cash flows related to the bonds included in this portfolio are expected to match the estimated defined benefit payment streams of the Company's Domestic Plans. For the Company's international plans, the discount rate in a particular country was principally determined based on a yield curve constructed from high quality corporate bonds in each country, with the resulting portfolio having a duration matching that particular plan. In determining the long-term rate of return for a plan, the Company considers the historical rates of return, the nature of the plan's investments and an expectation for the plan's investment strategies.

The weighted-average interest crediting rate used to determine the benefit obligation and net periodic benefit cost relating to the Company's U.S. Retirement Growth Account Plan was 4.00% and 4.02% as of and for the years ended June 30, 2023 and 2022, respectively.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. The assumed weighted-average health care cost trend rate for the coming year is 5.54% while the weighted-average ultimate trend rate of 4.02% is expected to be reached in approximately 17 years to 23 years.

Amounts recognized in AOCI (before tax) as of June 30, 2023 are as follows:

| | Pension Plans | | Other than Pension Plans | |
| --- | --- | --- | --- | --- |
| (In millions) | U.S. | International | Post-retirement | Total |
| Net actuarial losses (gains), beginning of year | $ 170 | $ (13) | $ (1) | $ 156 |
| Actuarial losses recognized | 68 | 4 | 7 | 79 |
| Amortization and settlements included in net periodic benefit cost | (3) | 2 | — | (1) |
| Translation adjustments | — | — | 1 | 1 |
| Net actuarial losses (gains), end of year | 235 | (7) | 7 | 235 |
| | | | | |
| Net prior service cost, beginning of year | 2 | (3) | — | (1) |
| Amortization included in net periodic benefit cost | — | 1 | — | 1 |
| Net prior service cost, end of year | 2 | (2) | — | — |
| Total amounts recognized in AOCI | $ 237 | $ (9) | $ 7 | $ 235 |

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the Company's pension plans at June 30 are as follows:

| | Pension Plans | | | | | | Other than Pension Plans | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | Retirement Growth Account | | Restoration | | International | | Post-retirement | |
| (In millions) | 2023 | 2022 | 2023 | 2022 | 2023 | 2022 | 2023 | 2022 |
| Projected benefit obligation | $ 807 | $ 811 | $ 105 | $ 111 | $ 522 | $ 562 | $ 176 | $ 177 |
| Accumulated benefit obligation | $ 774 | $ 777 | $ 95 | $ 100 | $ 467 | $ 507 | $ — | $ — |
| Fair value of plan assets | $ 753 | $ 838 | $ — | $ — | $ 541 | $ 579 | $ 2 | $ 14 |

International pension plans with projected benefit obligations in excess of the plans' assets had aggregate projected benefit obligations of $275 million and $265 million and aggregate fair value of plan assets of $179 million and $156 million at June 30, 2023 and 2022, respectively. International pension plans with accumulated benefit obligations in excess of the plans' assets had aggregate accumulated benefit obligations of $84 million and $95 million and aggregate fair value of plan assets of $3 million and $6 million at June 30, 2023 and 2022, respectively.

The expected cash flows for the Company's pension and post-retirement plans are as follows:

| (In millions) | Pension Plans | | Other than Pension Plans |
| --- | --- | --- | --- |
| | U.S. | International | Post-retirement |
| Expected employer contributions for year ending June 30, 2024 | $ 72 | $ 28 | $ 9 |
| Expected benefit payments for year ending June 30, | | | |
| 2024 | 75 | 39 | 11 |
| 2025 | 52 | 35 | 12 |
| 2026 | 53 | 34 | 12 |
| 2027 | 53 | 33 | 13 |
| 2028 | 55 | 34 | 14 |
| Years 2029 – 2033 | 314 | 163 | 73 |

*Plan Assets*

The Company's investment strategy for its pension and post-retirement plan assets is to maintain a diversified portfolio of asset classes with the primary goal of meeting long-term cash requirements as they become due. Assets are primarily invested in diversified funds that hold equity or debt securities to maintain the security of the funds while maximizing the returns within each plan's investment policy. The investment policy for each plan specifies the type of investment vehicles appropriate for the plan, asset allocation guidelines, criteria for selection of investment managers and procedures to monitor overall investment performance, as well as investment manager performance.

The Company's target asset allocation at June 30, 2023 is as follows:

| | Pension Plans | | Other than Pension Plans |
| --- | --- | --- | --- |
| | U.S. | International | Post-retirement |
| Equity | 39 % | 19 % | 39 % |
| Debt securities | 50 % | 59 % | 50 % |
| Other | 11 % | 22 % | 11 % |
| | 100 % | 100 % | 100 % |

The following is a description of the valuation methodologies used for plan assets measured at fair value:

*Cash and Cash Equivalents* – Cash and all highly-liquid securities with original maturities of three months or less are classified as cash and cash equivalents, primarily consisting of cash deposits in interest bearing accounts, time deposits and money market funds. These assets are classified within Level 1 of the valuation hierarchy.

*Short-term investment funds* – The fair values are determined using the Net Asset Value ("NAV") provided by the administrator of the fund when the Company has the ability to redeem the assets at the measurement date. These assets are classified within Level 2 of the valuation hierarchy. For some assets the Company is utilizing the NAV as a practical expedient and those investments are not included in the valuation hierarchy.

*Government and agency securities* – The fair values are determined using third-party pricing services using market prices or prices derived from observable market inputs such as benchmark curves, broker/dealer quotes, and other industry and economic factors. These investments are classified within Level 2 of the valuation hierarchy.

*Commingled funds* – The fair values of publicly traded funds are based upon market quotes and are classified within Level 1 of the valuation hierarchy. The fair values for non-publicly traded funds are determined using the NAV provided by the administrator of the fund when the Company has the ability to redeem the assets at the measurement date. These assets are classified within Level 2 of the valuation hierarchy. When the Company is utilizing the NAV as a practical expedient those investments are not included in the valuation hierarchy. These investments have monthly redemption frequencies with redemption notice periods ranging from 10 to 30 days. There are no unfunded commitments related to these investments.

*Insurance contracts* – The fair values are based on negotiated value and the underlying investments held in separate account portfolios, as well as the consideration of the creditworthiness of the issuer. The underlying investments are primarily government, asset-backed and fixed income securities. Insurance contracts are generally classified as Level 3 as there are no quoted prices or other observable inputs for pricing.

*Interests in limited partnerships and hedge fund investments* – The fair values are determined using the NAV provided by the administrator as a practical expedient, and therefore these investments are not included in the valuation hierarchy. These investments have monthly and quarterly redemption frequencies with redemption notice periods ranging from 30 to 90 days. Unfunded commitments related to these investments are de minimis.

The following table presents the fair values of the Company's pension and post-retirement plan assets by asset category as of June 30, 2023:

| (In millions) | Level 1 | Level 2 | Level 3 | Assets Measured at NAV | Total |
|---|---|---|---|---|---|
| Cash and cash equivalents | $ 2 | $ — | $ — | $ — | $ 2 |
| Short-term investment funds | — | 12 | — | 3 | 15 |
| Government and agency securities | — | 139 | — | — | 139 |
| Commingled funds | 332 | 547 | — | 143 | 1,022 |
| Insurance contracts | — | — | 8 | — | 8 |
| Interests in limited partnerships and hedge fund investments | — | — | — | 110 | 110 |
| Total | $ 334 | $ 698 | $ 8 | $ 256 | $ 1,296 |

The following table presents the fair values of the Company's pension and post-retirement plan assets by asset category as of June 30, 2022:

| (In millions) | Level 1 | Level 2 | Level 3 | Assets Measured at NAV | Total |
|---|---|---|---|---|---|
| Cash and cash equivalents | $ 6 | $ — | $ — | $ — | $ 6 |
| Short-term investment funds | — | 59 | — | 6 | 65 |
| Government and agency securities | — | 103 | — | — | 103 |
| Commingled funds | 378 | 574 | — | 144 | 1,096 |
| Insurance contracts | — | — | 46 | — | 46 |
| Interests in limited partnerships and hedge fund investments | — | — | — | 115 | 115 |
| Total | $ 384 | $ 736 | $ 46 | $ 265 | $ 1,431 |

The following table presents the changes in Level 3 plan assets:

| (In millions) | June 30 2023 | 2022 |
|---|---|---|
| **Insurance Contracts** | | |
| Balance at beginning of year | $ 46 | $ 54 |
| Actual return on plan assets: | | |
| Relating to assets still held at the reporting date | (2) | (3) |
| Purchases, sales, issuances and settlements, net | (35) | 1 |
| Foreign exchange impact | (1) | (6) |
| Balance at end of year | $ 8 | $ 46 |

*401(k) Savings Plan (U.S.)*

The Company's 401(k) Savings Plan ("Savings Plan") is a contributory defined contribution plan covering substantially all regular U.S. employees who have completed the hours and service requirements, as defined by the plan document. Regular full-time employees are eligible to participate in the Savings Plan thirty days following their date of hire. The Savings Plan is subject to the applicable provisions of ERISA. The Company matches a portion of the participant's contributions after one year of service under a predetermined formula based on the participant's contribution level. The Company's contributions were $50 million, $47 million and $49 million for fiscal 2023, 2022 and 2021, respectively. Shares of the Company's Class A Common Stock are not an investment option in the Savings Plan and the Company does not use such shares to match participants' contributions.

*Deferred Compensation*

The Company has agreements with certain employees and outside directors who defer compensation. The Company accrues for such compensation, and either interest thereon or for the change in the value of cash units. The amounts included in the accompanying consolidated balance sheets under these plans were $58 million and $74 million as of June 30, 2023 and 2022, respectively. The expense (benefit) for fiscal 2023, 2022 and 2021 was $(7) million, $(33) million and $31 million, respectively.

## NOTE 16 – COMMITMENTS AND CONTINGENCIES

### *Contractual Obligations*

The following table summarizes scheduled maturities of the Company's contractual obligations for which cash flows are fixed and determinable as of June 30, 2023:

| | | Payments Due in Fiscal | | | | | |
|---|---|---|---|---|---|---|---|
| (In millions) | Total | 2024 | 2025 | 2026 | 2027 | 2028 | Thereafter |
| Debt service [1] | $ 12,133 | $ 1,267 | $ 761 | $ 256 | $ 755 | $ 939 | $ 8,155 |
| Unconditional purchase obligations [2] | 2,738 | 1,829 | 202 | 254 | 231 | 96 | 126 |
| Gross unrecognized tax benefits and interest – current [3] | 3 | 3 | — | — | — | — | — |
| Transition Tax payable[4] | 188 | 42 | 65 | 81 | — | — | — |
| Total contractual obligations[5] | $ 15,062 | $ 3,141 | $ 1,028 | $ 591 | $ 986 | $ 1,035 | $ 8,281 |

(1) Includes long-term and current debt and the related projected interest costs. Refer to *Note 7 – Leases* for information regarding future minimum lease payments relating to the Company's finance leases. Interest costs on long-term and current debt in fiscal 2024, 2025, 2026, 2027, 2028 and thereafter are projected to be $267 million, $261 million, $256 million, $255 million, $239 million and $2,555 million, respectively. Projected interest costs on variable rate instruments were calculated using market rates at June 30, 2023.

(2) Unconditional purchase obligations primarily include: inventory commitments, deferred consideration, capital expenditure commitments, information technology contract commitments, royalty payments pursuant to license agreements and advertising commitments. Future royalty and advertising commitments were estimated based on planned future sales for the term that was in effect at June 30, 2023, without consideration for potential renewal periods.

(3) Refer to *Note 9 – Income Taxes* for information regarding unrecognized tax benefits. As of June 30, 2023, the noncurrent portion of the Company's unrecognized tax benefits, including related accrued interest and penalties, was $75 million. At this time, the settlement period for the noncurrent portion of the unrecognized tax benefits, including related accrued interest and penalties, cannot be determined and therefore was not included.

(4) The Transition Tax may be paid over an eight-year period and this amount represents the remaining liability as of June 30, 2023.

(5) Refer to *Note 7 – Leases* for information regarding future minimum lease payments relating to the Company's operating leases.

### *Legal Proceedings*

The Company is involved, from time to time, in litigation and other legal proceedings incidental to its business, including product liability matters (including asbestos-related claims), advertising, regulatory, employment, intellectual property, real estate, environmental, trade relations, tax, and privacy. Management believes that the outcome of current litigation and legal proceedings will not have a material adverse effect upon the Company's business, results of operations, financial condition or cash flows. However, management's assessment of the Company's current litigation and other legal proceedings could change in light of the discovery of facts with respect to legal actions or other proceedings pending against the Company not presently known to the Company or determinations by judges, juries or other finders of fact which are not in accord with management's evaluation of the possible liability or outcome of such litigation or proceedings. Reasonably possible losses in addition to the amounts accrued for such litigation and legal proceedings are not material to the Company's consolidated financial statements.

## NOTE 17 – COMMON STOCK

As of June 30, 2023, the Company's authorized common stock consists of 1,300 million shares of Class A Common Stock, par value $.01 per share, and 304 million shares of Class B Common Stock, par value $.01 per share. Class B Common Stock is convertible into Class A Common Stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of Class A Common Stock for each share of Class B Common Stock converted. Holders of the Company's Class A Common Stock are entitled to one vote per share and holders of the Company's Class B Common Stock are entitled to ten votes per share.

Information about the Company's common stock outstanding is as follows:

| (Shares in thousands) | Class A | Class B |
|---|---|---|
| **Balance at June 30, 2020** | 225,290.2 | 135,235.4 |
| Acquisition of treasury stock | (2,580.5) | — |
| Conversion of Class B to Class A | 6,993.4 | (6,993.4) |
| Stock-based compensation | 3,814.3 | — |
| **Balance at June 30, 2021** | 233,517.4 | 128,242.0 |
| Acquisition of treasury stock | (7,393.6) | — |
| Conversion of Class B to Class A | 2,700.0 | (2,700.0) |
| Stock-based compensation | 2,689.7 | — |
| **Balance at June 30, 2022** | 231,513.5 | 125,542.0 |
| Acquisition of treasury stock | (1,220.7) | — |
| Conversion of Class B to Class A | — | — |
| Stock-based compensation | 1,785.1 | — |
| **Balance at June 30, 2023** | 232,077.9 | 125,542.0 |

The Company is authorized by the Board of Directors to repurchase Class A Common Stock in the open market or in privately negotiated transactions, depending on market conditions and other factors. As of June 30, 2023, the remaining authorized share repurchase balance was 25.1 million shares.

The following is a summary of cash dividends declared per share on the Company's Class A and Class B Common Stock during the year ended June 30, 2023:

| Date Declared | Record Date | Payable Date | Amount per Share |
|---|---|---|---|
| August 17, 2022 | August 31, 2022 | September 15, 2022 | $ .60 |
| November 1, 2022 | November 30, 2022 | December 15, 2022 | $ .66 |
| February 1, 2023 | February 28, 2023 | March 15, 2023 | $ .66 |
| May 2, 2023 | May 31, 2023 | June 15, 2023 | $ .66 |

On August 17, 2023, a dividend was declared in the amount of $.66 per share on the Company's Class A and Class B Common Stock. The dividend is payable in cash on September 15, 2023 to stockholders of record at the close of business on August 31, 2023.

**NOTE 18 – STOCK PROGRAMS**

As of June 30, 2023, the Company has two active equity compensation plans which include the Amended and Restated Fiscal 2002 Share Incentive Plan (the "Fiscal 2002 Plan") and the Amended and Restated Non-Employee Director Share Incentive Plan (collectively, the "Plans"). These Plans currently provide for the issuance of approximately 88.8 million shares of Class A Common Stock, which consist of shares originally provided for and shares transferred to the Fiscal 2002 Plan from other inactive plans and employment agreements, to be granted in the form of stock-based awards to key employees and non-employee directors of the Company. As of June 30, 2023, approximately 10.1 million shares of Class A Common Stock were reserved and available to be granted pursuant to these Plans. The Company may satisfy the obligation of its stock-based compensation awards with either new or treasury shares. The Company's equity compensation awards include stock options, restricted stock units ("RSUs"), performance share units ("PSUs"), long-term PSUs, including long-term price-vested units ("PVUs"), and share units.

Total net stock-based compensation expense is attributable to the granting of and the remaining requisite service periods of stock options, RSUs, PSUs, long-term PSUs and share units. Compensation expense attributable to net stock-based compensation is as follows:

| | Year Ended June 30 | | |
|---|---|---|---|
| (In millions) | **2023** | **2022** | **2021** |
| Compensation expense[1] | $ 267 | $ 331 | $ 327 |
| Income tax benefit | $ 52 | $ 51 | $ 50 |

[1] Excludes compensation expense relating to liability-classified awards, including DECIEM stock options discussed below.

As of June 30, 2023, the total unrecognized compensation cost related to unvested stock-based awards was $241 million and the related weighted-average period over which it is expected to be recognized is approximately one year.

**Stock Options**

The following is a summary of the status of the Company's stock options as of June 30, 2023 and activity during the fiscal year then ended:

| (Shares in thousands) | **Shares** | **Weighted-Average Exercise Price Per Share** | **Aggregate Intrinsic Value[1] (in millions)** | **Weighted-Average Contractual Life Remaining in Years** |
|---|---|---|---|---|
| Outstanding at June 30, 2022 | 7,171.8 | $ 169.20 | | |
| Granted at fair value | 1,234.8 | 246.01 | | |
| Exercised | (739.0) | 119.56 | | |
| Expired | (41.4) | 283.87 | | |
| Forfeited | (129.1) | 268.04 | | |
| Outstanding at June 30, 2023 | 7,497.1 | 184.41 | $ 318 | 6.0 |
| | | | | |
| Vested and expected to vest at June 30, 2023 | 7,440.5 | 183.78 | $ 318 | 6.0 |
| | | | | |
| Exercisable at June 30, 2023 | 5,398.4 | 151.96 | $ 318 | 5.0 |

[1] The intrinsic value of a stock option is the amount by which the market value of the underlying stock exceeds the exercise price of the option.

The exercise period for all stock options generally may not exceed ten years from the date of grant. Stock option grants to individuals generally become exercisable in three substantively equal tranches over a service period of up to four years. The Company attributes the value of option awards on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards.

The following is a summary of the per-share weighted-average grant date fair value of stock options granted and total intrinsic value of stock options exercised:

| | Year Ended June 30 | | |
|---|---|---|---|
| (In millions, except per share data) | 2023 | 2022 | 2021 |
| Per-share weighted-average grant date fair value of stock options granted | $ 79.09 | $ 85.56 | $ 54.83 |
| Intrinsic value of stock options exercised | $ 93 | $ 276 | $ 407 |

The fair value of each of the Company's option grants were estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

| | Year Ended June 30 | | |
|---|---|---|---|
| | 2023 | 2022 | 2021 |
| Weighted-average expected stock-price volatility | 30.8% | 27.3% | 26.1% |
| Weighted-average expected option life | 6 years | 6 years | 8 years |
| Average risk-free interest rate | 3.4% | 0.9% | 0.5% |
| Average dividend yield | 0.8% | 0.7% | 1.0% |

The Company uses a weighted-average expected stock-price volatility assumption that is a combination of both current and historical implied volatilities of the underlying stock. The implied volatilities were obtained from publicly available data sources. For the weighted-average expected option life assumption, the Company considers the exercise behavior for past grants and models the pattern of aggregate exercises. The average risk-free interest rate is based on the U.S. Treasury strip rate for the expected term of the options and the average dividend yield is based on historical experience.

**Restricted Stock Units**

The Company granted RSUs in respect of approximately 1.1 million shares of Class A Common Stock during fiscal 2023 with a weighted-average grant date fair value per share of $246.20 that, at the time of grant, are scheduled to vest as follows: 0.4 million in fiscal 2024, 0.3 million in fiscal 2025 and 0.4 million in fiscal 2026. Vesting of RSUs granted is generally subject to the continued employment or the retirement of the grantees. The RSUs are generally accompanied by dividend equivalent rights, payable upon settlement of the RSUs either in cash or shares (based on the terms of the particular award) and, as such, were generally valued at the closing market price of the Company's Class A Common Stock on the date of grant.

The following is a summary of the status of the Company's RSUs as of June 30, 2023 and activity during the fiscal year then ended:

| (Shares in thousands) | Shares | Weighted-Average Grant Date Fair Value Per Share |
|---|---|---|
| Nonvested at June 30, 2022 | 1,517.9 | $ 272.26 |
| Granted | 1,129.2 | 246.20 |
| Dividend equivalents | 17.5 | 266.01 |
| Vested | (744.9) | 250.41 |
| Forfeited | (129.8) | 269.67 |
| Nonvested at June 30, 2023 | 1,789.9 | 265.04 |

**Performance Share Units**

During fiscal 2023, the Company granted PSUs with a target payout of approximately 0.1 million shares of Class A Common Stock with a weighted-average grant date fair value per share of $246.15, which will be settled in stock subject to the achievement of the Company's net sales, diluted net earnings per common share and return on invested capital goals for the three fiscal years ending June 30, 2025, all subject to continued employment or the retirement of the grantees. For PSUs granted, no settlement will occur for results below the applicable minimum threshold. PSUs are accompanied by dividend equivalent rights that will be payable in cash upon settlement of the PSUs and, as such, were valued at the closing market value of the Company's Class A Common Stock on the date of grant.

In September 2022, approximately 0.2 million shares of the Company's Class A Common Stock were issued, and related accrued dividends were paid, relative to the target goals set at the time of the issuance, in settlement of 0.1 million PSUs with a performance period ended June 30, 2022.

The following is a summary of the status of the Company's PSUs as of June 30, 2023 and activity during the fiscal year then ended:

| (Shares in thousands) | Shares | Weighted-Average Grant Date Fair Value Per Share |
|---|---|---|
| Nonvested at June 30, 2022 | 728.9 | $ 188.49 |
| Granted | 142.5 | 237.79 |
| Vested and issued | (155.9) | 199.17 |
| Forfeited | (350.3) | 128.30 |
| Nonvested at June 30, 2023[1] | 365.2 | 260.90 |

[1] Includes approximately 0.1 million PSUs with a performance period ended June 30, 2023 expected to be issued in August 2023.

**Long-term Performance Share Units**

During September 2015, the Company granted PSUs to the Company's Chief Executive Officer ("CEO") with an aggregate target payout of 387,848 shares (in three tranches of approximately 129,283 each) of the Company's Class A Common Stock, generally subject to continued employment through the end of relative performance periods, which ended June 30, 2018, 2019, and 2020. Since the Company achieved positive Net Earnings, as defined in the PSU award agreement, for the fiscal year ended June 30, 2016, performance and vesting of each tranche was based on the Company achieving positive Cumulative Operating Income, as defined in the PSU award agreement, during the relative performance period. Payment with respect to a tranche was made on the third anniversary of the last day of the respective performance period. The PSUs are accompanied by dividend equivalent rights that was payable in cash at the same time as the payment of shares of Class A Common Stock. The grant date fair value of these PSUs of $30 million was estimated using the closing stock price of the Company's Class A Common Stock as of September 4, 2015, the date of grant. As of June 30, 2023, all 387,848 shares of the Company's Class A Common Stock were issued, and the related dividends paid, in accordance with the terms of the grant, related to the performance periods ended June 30, 2018, 2019, and 2020.

In February 2018, the Company granted to the Company's CEO PSUs with an aggregate payout of 195,940 shares (in two tranches of 97,970 shares each) of the Company's Class A Common Stock, generally subject to continued employment through the end of the respective performance periods ending June 30, 2021 and 2022. No portion of the award will generally vest unless the Company has achieved positive Cumulative Operating Income, as defined in the performance share unit award agreement, during the relevant performance period. Settlement, if any, with respect to both tranches will be made on September 3, 2024. The PSUs are accompanied by dividend equivalent rights that will be payable in cash at the same time as any payment of shares of Class A Common Stock. The grant date fair value of these PSUs of $27 million was estimated using the closing stock price of the Company's Class A Common Stock as of the date of grant. Since the Company achieved positive Cumulative Operating Income, as defined in the PSU award agreement, and since the executive completed the requisite service, 195,940 shares of the Company's Class A Common Stock are anticipated to be issued, and the related dividends to be paid, in accordance with the terms of the grant on September 3, 2024.

In March 2021, the Company granted to the Company's CEO PSUs with an aggregate payout of 68,578 shares of the Company's Class A Common Stock, to incentivize him to continue serving through at least June 30, 2024. Generally, no portion of this award will vest unless the Company has achieved positive Cumulative Operating Income, as defined in the performance share unit award agreement, during the relevant performance period, and delivery of shares of the Company's Class A Common Stock, if any, will be made on September 2, 2025. The PSUs are accompanied by dividend equivalent rights that will be payable in cash at the same time as any delivery of shares of the Company's Class A Common Stock. The aggregate grant date fair value of the PSUs of approximately $20 million was estimated using the closing stock price of the Company's Class A Common Stock on the date of grant.

***Long-term Price-Vested Units***

In March 2021, the Company granted to the Company's CEO PVUs with an aggregate payout of 85,927 shares, divided into three tranches, of the Company's Class A Common Stock, to incentivize him to continue serving through at least June 30, 2024. Generally, no portion of this award will vest unless the Company has achieved positive Cumulative Operating Income, as defined in the price-vested unit award agreement, during the relevant performance period. In addition, the vesting of each tranche is contingent upon the Company's achievement of the respective stock price goal, which means that the average closing price per share of the Company's Class A Common Stock traded on the New York Stock Exchange be at or above the applicable stock price goal (noted in the table below) for 20 consecutive trading days during the applicable performance period.

The number of shares subject to each tranche of the price-vested unit award, as well as the stock price goals, service periods, performance periods and share delivery dates for each tranche are as follows:

| | Number of Shares per Tranche | Stock Price Goal (per Share) | | Service Period | Performance Period for Stock Price Goal | Performance Period for Cumulative Operating Income Goal | Share Delivery Date |
|---|---|---|---|---|---|---|---|
| First tranche | 27,457 | $ | 323.03 | March 11, 2021 - June 30, 2024 | March 11, 2021 - June 30, 2024 | July 1, 2021 - June 30, 2025 | September 2, 2025 |
| Second tranche | 28,598 | $ | 333.21 | March 11, 2021 - June 30, 2024 | March 11, 2021 - June 30, 2024 | July 1, 2021 - June 30, 2025 | September 2, 2025 |
| Third tranche | 29,872 | $ | 343.61 | March 11, 2021 - June 30, 2024 | March 11, 2021 - June 30, 2024 | July 1, 2021 - June 30, 2025 | September 2, 2025 |
| Total shares | 85,927 | | | | | | |

The Stock Price Goals (per Share) were all achieved during fiscal 2022 but delivery of the shares are still subject to achievement of the Cumulative Operating Income goal and other terms and conditions in accordance with the terms of the award agreement.

Generally, delivery of shares of the Company's Class A Common Stock, if any, will be made on September 2, 2025. The PVUs are accompanied by dividend equivalent rights that will be payable in cash at the same time as any delivery of shares of the Company's Class A Common Stock. The aggregate grant date fair value of the PVUs of approximately $20 million was estimated using the Monte Carlo Method, which requires certain assumptions. The significant assumptions used for this award were as follows:

| | |
|---|---|
| Expected volatility | 31.8 % |
| Dividend yield | 0.8 % |
| Risk-free interest rate | 0.4 % |
| Expected term | 3.3 years |

**Share Units**

The Company grants share units to certain non-employee directors under the Amended and Restated Non-Employee Director Share Incentive Plan. The share units are convertible into shares of the Company's Class A Common Stock as provided for in that plan. Share units are accompanied by dividend equivalent rights that are converted to additional share units when such dividends are declared.

The following is a summary of the status of the Company's share units as of June 30, 2023 and activity during the fiscal year then ended:

| (Shares in thousands) | Shares | Weighted-Average Grant Date Fair Value Per Share |
|---|---|---|
| Outstanding at June 30, 2022 | 121.9 | $ 78.01 |
| Granted | 5.4 | 233.46 |
| Dividend equivalents | 1.3 | 229.16 |
| Converted | (15.9) | 73.57 |
| Outstanding at June 30, 2023 | 112.7 | 87.84 |

**Cash Units**

Certain non-employee directors defer cash compensation in the form of cash payout share units, which are not subject to the Plans. These share units are classified as liabilities and, as such, their fair value is adjusted to reflect the current market value of the Company's Class A Common Stock. The Company recorded $(8) million, $(5) million and $29 million as compensation expense (income) to reflect additional deferrals and the change in the market value for fiscal 2023, 2022 and 2021, respectively.

**DECIEM Stock Options**

As a result of the fiscal 2021 acquisition of additional shares of DECIEM, the Company has a stock option plan relating to its majority-owned subsidiary DECIEM ("DECIEM Stock Option Plan"). The DECIEM stock options were issued in replacement of and exchange for certain vested and unvested DECIEM employee stock options previously issued by DECIEM. The DECIEM stock options are subject to the terms and conditions of the DECIEM 2021 Stock Option Plan. As of June 30, 2023, all 94,101 post-combination options were vested.

The DECIEM stock options are liability-classified awards as they are expected to be settled in cash and are remeasured to fair value at each reporting date through date of settlement. Total stock-based compensation expense is attributable to the exchange or replacement of and the remaining requisite service period of stock options. The total stock option expense (income), net of foreign currency remeasurements, for the year ended June 30, 2023 and 2022 was $22 million and $(55) million, respectively and the total stock option expense from the date of acquisition to June 30, 2021 was $40 million. There is no related income tax benefit on the DECIEM stock-based compensation expense. There were no DECIEM stock options exercised during the year ended June 30, 2023.

The following is a summary of the DECIEM stock option program as of June 30, 2023 and changes during the fiscal year then ended:

| (Shares in thousands) | Shares | Weighted-Average Exercise Price Per Share | Aggregate Intrinsic Value[1] (in millions) | Weighted-Average Contractual Life Remaining in Years |
|---|---|---|---|---|
| Outstanding at June 30, 2022 | 94.1 | $ 60.11 | | |
| Granted at fair value | — | — | | |
| Exercised | — | | | |
| Expired | — | | | |
| Forfeited | — | | | |
| Outstanding at June 30, 2023 | 94.1 | 58.48 | $ 104 | 0.92 |
| Vested at June 30, 2023 | 94.1 | 58.48 | $ 104 | 0.92 |
| Exercisable at June 30, 2023 | — | — | $ — | — |

[1] The intrinsic value of a stock option is the amount by which the market value of the underlying stock exceeds the exercise price of the option.

Stock options granted to individuals under the DECIEM Stock Option Plan vested between two to seven tranches over a service period of up to two years and as of June 30, 2023, all post-combination options were vested. The Company attributed the value of option awards under the DECIEM Stock Option Plan on a graded vesting basis where awards vested at specified rates over a specified period.

The following is a summary of the per-share weighted-average grant date fair value of stock options granted and total intrinsic value of stock options exercised:

| | Year Ended June 30 | | |
|---|---|---|---|
| | 2023 | 2022 | 2021 |
| Per-share weighted-average grant date fair value of stock options granted | $ — | $ — | $ 1,557 |
| Intrinsic value of stock options exercised | $ — | $ — | $ — |

The initial fair value of the DECIEM stock option liability was calculated using the acquisition date fair value multiplied by the number of options replaced (consisting of vested and partially vested stock options) on the day following the acquisition date. As discussed in *Note 5 – Business and Asset Acquisitions,* DECIEM stock options, with total fair value of $295 million, were reported as part of the total consideration transferred. The DECIEM stock options are reported as a stock option liability of $99 million in Other accrued liabilities and $74 million in Other noncurrent liabilities in the accompanying consolidated balance sheets at June 30, 2023 and June 30, 2022, respectively. The fair value of the stock options were calculated by incorporating significant assumptions including the starting equity value, revenue growth rates and EBITDA and the following key assumptions into the Monte Carlo Method:

| | June 30, 2023 | June 30, 2022 | June 30, 2021 |
|---|---|---|---|
| Risk-free rate | 4.90% | 3.20% | 0.50% |
| Term to mid of last twelve-month period | 0.46 years | 1.42 years | 2.42 years |
| Operating leverage adjustment | 0.45 | 0.45 | 0.45 |
| Net sales discount rate | 7.80% | 6.00% | 3.40% |
| EBITDA discount rate | 11.30% | 9.40% | 6.90% |
| EBITDA volatility | 32.00% | 33.90% | 37.70% |
| Net sales volatility | 14.40% | 15.30% | 17.00% |

## NOTE 19 – NET EARNINGS ATTRIBUTABLE TO THE ESTÉE LAUDER COMPANIES INC. PER COMMON SHARE

Net earnings attributable to The Estée Lauder Companies Inc. per common share ("basic EPS") is computed by dividing net earnings attributable to The Estée Lauder Companies Inc. by the weighted-average number of common shares outstanding and shares underlying PSUs and RSUs where the vesting conditions have been met. Net earnings attributable to The Estée Lauder Companies Inc. per common share assuming dilution ("diluted EPS") is computed by reflecting potential dilution from stock-based awards.

A reconciliation between the numerator and denominator of the basic and diluted EPS computations is as follows:

| | Year Ended June 30 | | |
|---|---|---|---|
| (In millions, except per share data) | 2023 | 2022 | 2021 |
| **Numerator:** | | | |
| Net earnings attributable to The Estée Lauder Companies Inc. | $ 1,006 | $ 2,390 | $ 2,870 |
| | | | |
| **Denominator:** | | | |
| Weighted-average common shares outstanding – Basic | 357.9 | 360.0 | 362.9 |
| Effect of dilutive stock options | 2.3 | 3.7 | 4.0 |
| Effect of PSUs | 0.1 | 0.2 | 0.2 |
| Effect of RSUs | 0.6 | 1.0 | 1.1 |
| Weighted-average common shares outstanding – Diluted | 360.9 | 364.9 | 368.2 |
| | | | |
| **Net earnings attributable to The Estée Lauder Companies Inc. per common share:** | | | |
| Basic | $ 2.81 | $ 6.64 | $ 7.91 |
| Diluted | $ 2.79 | $ 6.55 | $ 7.79 |

The shares of Class A Common Stock underlying stock options, RSUs and PSUs that were excluded in the computation of diluted EPS because their inclusion would be anti-dilutive were as follows:

| | Year Ended June 30 | | |
|---|---|---|---|
| (In millions) | **2023** | **2022** | **2021** |
| Stock options | 2.4 | 0.9 | 0.7 |
| RSUs and PSUs | 0.1 | 0.1 | 0.1 |

As of June 30, 2023, 2022 and 2021, 0.4 million shares, 0.7 million shares and 0.9 million shares at target, respectively, of Class A Common Stock underlying PSUs have been excluded from the calculation of diluted EPS because the number of shares ultimately issued is contingent on the achievement of certain performance targets of the Company, as discussed in *Note 18 – Stock Programs*.

## NOTE 20 – ACCUMULATED OTHER COMPREHENSIVE LOSS

The components of AOCI included in the accompanying consolidated balance sheets consist of the following:

| (In millions) | Year Ended June 30 | | |
|---|---|---|---|
|  | **2023** | **2022** | **2021** |
| Net derivative instruments, beginning of year | $ 68 | $ (2) | $ 14 |
| Gain (loss) on derivative instruments [1] | 48 | 93 | (45) |
| Benefit (provision) for deferred income taxes | (11) | (21) | 10 |
| Reclassification to earnings during the year: | | | |
| Foreign currency forward contracts [2] | (71) | (3) | 22 |
| Interest rate-related derivatives [3] | 1 | 1 | 2 |
| Cross-currency swap contracts [1][4] | (9) | — | — |
| Benefit (provision) for deferred income taxes on reclassification [5] | 18 | — | (5) |
| Net derivative instruments, end of year | 44 | 68 | (2) |
| | | | |
| Net pension and post-retirement adjustments, beginning of year | (114) | (179) | (244) |
| Changes in plan assets and benefit obligations: | | | |
| Net actuarial gains (losses) recognized | (79) | 71 | 60 |
| Prior service credit recognized | — | (1) | (1) |
| Translation adjustments | (1) | — | — |
| Benefit (provision) for deferred income taxes | 17 | (18) | (12) |
| Amortization and settlements included in net periodic benefit cost [6]: | | | |
| Net actuarial losses | — | 18 | 24 |
| Net prior service cost | (1) | (1) | (1) |
| Settlements | 1 | — | — |
| Provision for deferred income taxes on reclassification [5] | — | (4) | (5) |
| Net pension and post-retirement adjustments, end of year | (177) | (114) | (179) |
| | | | |
| Cumulative translation adjustments, beginning of year | (716) | (289) | (435) |
| Reclassification to earnings during the year | — | — | (1) |
| Translation adjustments [7] | (112) | (409) | 145 |
| Benefit (provision) for deferred income taxes | 27 | (18) | 2 |
| Cumulative translation adjustments, end of year | (801) | (716) | (289) |
| | | | |
| Accumulated other comprehensive loss | $ (934) | $ (762) | $ (470) |

[1] Includes the gain recognized in AOCI from cross-currency swap contracts which represents the amount excluded from effectiveness testing.
[2] Amounts recorded in Net Sales in the accompanying consolidated statements of earnings.
[3] Amounts recorded in Interest expense in the accompanying consolidated statements of earnings.
[4] Amounts recorded in Selling, general and administrative in the accompanying consolidated statements of earnings.
[5] Amounts recorded in Provision for income taxes in the accompanying consolidated statements of earnings.
[6] See *Note 15 – Pension, Deferred Compensation and Post-Retirement Benefit Plans* for additional information.
[7] See *Note 12 – Derivative Financial Instruments* for gains (losses) relating to net investment hedges.

## NOTE 21 – STATEMENT OF CASH FLOWS

Supplemental cash flow information is as follows:

| (In millions) | | Year Ended June 30 | | | | |
|---|---|---|---|---|---|---|
| | | 2023 | | 2022 | | 2021 |
| Cash: | | | | | | |
| Cash paid during the year for interest | $ | 235 | $ | 163 | $ | 166 |
| Cash paid during the year for income taxes | $ | 665 | $ | 760 | $ | 664 |
| | | | | | | |
| Non-cash investing and financing activities: | | | | | | |
| Capitalized interest and asset retirement obligations incurred | $ | 13 | $ | 6 | $ | 3 |
| Deferred consideration payable | $ | 300 | $ | 38 | $ | — |
| Property, plant and equipment accrued but unpaid | $ | 246 | $ | 106 | $ | 97 |

## NOTE 22 – SEGMENT DATA AND RELATED INFORMATION

Reportable operating segments include components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (the "Chief Executive") in deciding how to allocate resources and in assessing performance. As a result of the similarities in the manufacturing, marketing and distribution processes for all of the Company's products, much of the information provided in the consolidated financial statements is similar to, or the same as, that reviewed on a regular basis by the Chief Executive. Although the Company operates in one business segment, beauty products, management also evaluates performance on a product category basis. While the Company's results of operations are also reviewed on a consolidated basis, the Chief Executive reviews data segmented on a basis that facilitates comparison to industry statistics. Accordingly, net sales, depreciation and amortization, and operating income are available with respect to the manufacture and distribution of skin care, makeup, fragrance, hair care and other products. These product categories meet the definition of operating segments and, accordingly, additional financial data are provided below. The other segment includes the sales and related results of ancillary products and services that do not fit the definition of skin care, makeup, fragrance and hair care, including royalty revenue associated with the license of the TOM FORD trademark as discussed in *Note 14 - Revenue Recognition*. Product category performance is measured based upon net sales before returns associated with restructuring and other activities, and earnings before income taxes, other components of net periodic benefit cost, interest expense, interest income and investment income, net, other income, net and charges associated with restructuring and other activities. Returns and charges associated with restructuring and other activities are not allocated to the Company's product categories or geographic regions because they are centrally directed and controlled, are not included in internal measures of product category or geographic region performance and result from activities that are deemed Company-wide initiatives to redesign, resize and reorganize select areas of the business.

The accounting policies for the Company's reportable segments are substantially the same as those described in the summary of significant accounting policies, except for depreciation and amortization charges, which are allocated, primarily, based upon net sales. The assets and liabilities of the Company are managed centrally and are reported internally in the same manner as the consolidated financial statements; thus, no additional information is produced for the Chief Executive or included herein.

THE ESTÉE LAUDER COMPANIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

| (In millions) | | Year Ended June 30 | | | | |
|---|---|---|---|---|---|---|
| | | 2023 | | 2022 | | 2021 |
| **PRODUCT CATEGORY DATA** | | | | | | |
| **Net sales:** | | | | | | |
| Skin Care | $ | 8,202 | $ | 9,886 | $ | 9,484 |
| Makeup | | 4,516 | | 4,667 | | 4,203 |
| Fragrance | | 2,512 | | 2,508 | | 1,926 |
| Hair Care | | 653 | | 631 | | 571 |
| Other | | 54 | | 49 | | 45 |
| | | 15,937 | | 17,741 | | 16,229 |
| Returns associated with restructuring and other activities | | (27) | | (4) | | (14) |
| Net sales | $ | 15,910 | $ | 17,737 | $ | 16,215 |
| | | | | | | |
| **Depreciation and amortization:** | | | | | | |
| Skin Care | $ | 383 | $ | 404 | $ | 330 |
| Makeup | | 211 | | 213 | | 210 |
| Fragrance | | 117 | | 89 | | 78 |
| Hair Care | | 31 | | 20 | | 31 |
| Other | | 2 | | 1 | | 2 |
| | $ | 744 | $ | 727 | $ | 651 |
| | | | | | | |
| **Operating income (loss) before charges associated with restructuring and other activities:** | | | | | | |
| Skin Care | $ | 1,204 | $ | 2,753 | $ | 3,036 |
| Makeup | | (22) | | 133 | | (384) |
| Fragrance | | 440 | | 456 | | 215 |
| Hair Care | | (34) | | (28) | | (19) |
| Other | | 6 | | — | | (2) |
| | | 1,594 | | 3,314 | | 2,846 |
| **Reconciliation:** | | | | | | |
| Charges associated with restructuring and other activities | | (85) | | (144) | | (228) |
| Interest expense | | (255) | | (167) | | (173) |
| Interest income and investment income, net | | 131 | | 30 | | 51 |
| Other components of net periodic benefit cost | | 12 | | 2 | | (12) |
| Other income, net | | — | | 1 | | 847 |
| Earnings before income taxes | $ | 1,397 | $ | 3,036 | $ | 3,331 |

|  | | Year Ended June 30 | | | | |
|---|---|---|---|---|---|---|
| (In millions) | | 2023 | | 2022 | | 2021 |
| **GEOGRAPHIC DATA**[1] | | | | | | |
| **Net sales:** | | | | | | |
| The Americas | $ | 4,518 | $ | 4,623 | $ | 3,797 |
| Europe, the Middle East & Africa | | 6,225 | | 7,681 | | 6,946 |
| Asia/Pacific | | 5,194 | | 5,437 | | 5,486 |
| | | 15,937 | | 17,741 | | 16,229 |
| Returns associated with restructuring and other activities | | (27) | | (4) | | (14) |
| Net sales | $ | 15,910 | $ | 17,737 | $ | 16,215 |
| **Operating income (loss):** | | | | | | |
| The Americas | $ | (73) | $ | 1,159 | $ | 518 |
| Europe, the Middle East & Africa | | 843 | | 1,360 | | 1,335 |
| Asia/Pacific | | 824 | | 795 | | 993 |
| | | 1,594 | | 3,314 | | 2,846 |
| Charges associated with restructuring and other activities | | (85) | | (144) | | (228) |
| Operating income | $ | 1,509 | $ | 3,170 | $ | 2,618 |
| | | | | | | |
| **Total assets:** | | | | | | |
| The Americas | $ | 13,292 | $ | 10,989 | $ | 11,387 |
| Europe, the Middle East & Africa | | 5,985 | | 5,781 | | 5,907 |
| Asia/Pacific | | 4,138 | | 4,140 | | 4,677 |
| | $ | 23,415 | $ | 20,910 | $ | 21,971 |
| | | | | | | |
| **Long-lived assets**[2]**:** | | | | | | |
| The Americas | $ | 2,593 | $ | 2,609 | $ | 2,521 |
| Europe, the Middle East & Africa | | 1,202 | | 1,133 | | 1,314 |
| Asia/Pacific | | 1,181 | | 857 | | 635 |
| | $ | 4,976 | $ | 4,599 | $ | 4,470 |

[1] The net sales from the Company's travel retail business are included in the Europe, the Middle East & Africa region, with the exception of net sales of Dr.Jart+ in the travel retail channel that are reflected in Korea in the Asia/Pacific region. Operating income attributable to the travel retail sales included in Europe, the Middle East & Africa is included in that region and in The Americas.

[2] Includes property, plant and equipment, net and operating lease ROU assets.

Net sales are predominantly attributed to a country within a geographic region based on the location of the customer. The Company is domiciled in the United States. Net sales in the United States, including net sales from travel retail locations, in fiscal 2023, 2022 and 2021 were $3,848 million, $4,009 million and $3,356 million, respectively. Net sales in mainland China, as well as net sales from travel retail locations, in fiscal 2023, 2022 and 2021 were approximately 28%, 34% and 36% of consolidated net sales, respectively. In fiscal 2023 and 2022, net sales in Korea, including net sales from travel retail locations, were approximately 10% and 11%, respectively, and no other country represented greater than 10% of the Company's consolidated net sales.

The Company's long-lived assets in the United States at June 30, 2023, 2022 and 2021 were $2,136 million, $2,153 million and $2,075 million, respectively.

# THE ESTÉE LAUDER COMPANIES INC.

## SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS
### Three Years Ended June 30, 2023
### (In millions)

| Description | Balance at Beginning of Period | Additions (1) Charged to Costs and Expenses | Additions (2) Charged to Other Accounts (a) | Deductions | Balance at End of Period |
|---|---|---|---|---|---|
| Reserves deducted in the balance sheet from the assets to which they apply: | | | | | |
| **Allowance for doubtful accounts and customer deductions:** | | | | | |
| Year ended June 30, 2023 | $ 27 | $ 21 | $ — | $ 18 (b) | $ 30 |
| Year ended June 30, 2022 | $ 40 | $ 5 | $ — | $ 18 (b) | $ 27 |
| Year ended June 30, 2021 | $ 63 | $ (5) | $ 4 | $ 22 (b) | $ 40 |
| **Deferred tax valuation allowance:** | | | | | |
| Year ended June 30, 2023 | $ 185 | $ 36 | $ — | $ 21 | $ 200 |
| Year ended June 30, 2022 | $ 168 | $ 41 | $ — | $ 24 | $ 185 |
| Year ended June 30, 2021 | $ 107 | $ 61 | $ 1 | $ 1 | $ 168 |

[a] For the year ended June 30, 2021, "Charged to Other Accounts" includes the impact of the fiscal 2021 adoption of ASC 326 of $4 million, pre-tax.

[b] Includes amounts written-off, net of recoveries.

# THE ESTÉE LAUDER COMPANIES INC.

## INDEX TO EXHIBITS

| Exhibit Number | Description |
|---|---|
| 3.1 | Restated Certificate of Incorporation, dated November 16, 1995 (filed as Exhibit 3.1 to our Annual Report on Form 10-K filed on September 15, 2003) (SEC File No. 1-14064).* |
| 3.1a | Certificate of Amendment of the Restated Certificate of Incorporation of The Estée Lauder Companies Inc. (filed as Exhibit 3.1 to our Current Report on Form 8-K filed on November 13, 2012) (SEC File No. 1-14064).* |
| 3.2 | Certificate of Retirement of $6.50 Cumulative Redeemable Preferred Stock (filed as Exhibit 3.2 to our Current Report on Form 8-K filed on July 19, 2012) (SEC File No.1-14064).* |
| 3.3 | Amended and Restated Bylaws (filed as Exhibit 3.1 to our Current Report on Form 8-K filed on May 23, 2012) (SEC File No. 1-14064).* |
| 4.1 | Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934. |
| 4.2 | Indenture, dated November 5, 1999, between the Company and State Street Bank and Trust Company, N.A. (filed as Exhibit 4 to Amendment No. 1 to our Registration Statement on Form S-3 (No. 333-85947) filed on November 5, 1999) (SEC File No. 1-14064).* |
| 4.3 | Officers' Certificate, dated September 29, 2003, defining certain terms of the 5.75% Senior Notes due 2033 (filed as Exhibit 4.2 to our Current Report on Form 8-K filed on September 29, 2003) (SEC File No. 1-14064).* |
| 4.4 | Global Note for 5.75% Senior Notes due 2033 (filed as Exhibit 4.3 to our Current Report on Form 8-K filed on September 29, 2003) (SEC File No. 1-14064).* |
| 4.5 | Officers' Certificate, dated May 1, 2007, defining certain terms of the 6.000% Senior Notes due 2037 (filed as Exhibit 4.2 to our Current Report on Form 8-K filed on May 1, 2007) (SEC File No. 1-14064).* |
| 4.6 | Global Note for 6.000% Senior Notes due 2037 (filed as Exhibit 4.4 to our Current Report on Form 8-K filed on May 1, 2007) (SEC File No. 1-14064).* |
| 4.7 | Officers' Certificate, dated August 2, 2012, defining certain terms of the 2.350% Senior Notes due 2022 (filed as Exhibit 4.1 to our Current Report on Form 8-K filed on August 2, 2012) (SEC File No. 1-14064).* |
| 4.8 | Global Note for the 2.350% Senior Notes due 2022 (filed as Exhibit 4.3 to our Current Report on Form 8-K filed on August 2, 2012) (SEC File No. 1-14064).* |
| 4.9 | Officers' Certificate, dated August 2, 2012, defining certain terms of the 3.700% Senior Notes due 2042 (filed as Exhibit 4.2 to our Current Report on Form 8-K filed on August 2, 2012) (SEC File No. 1-14064).* |
| 4.10 | Global Note for the 3.700% Senior Notes due 2042 (filed as Exhibit 4.4 to our Current Report on Form 8-K filed on August 2, 2012) (SEC File No. 1-14064).* |
| 4.11 | Officers' Certificate, dated June 4, 2015, defining certain terms of the 4.375% Senior Notes due 2045 (filed as Exhibit 4.1 to our Current Report on Form 8-K filed on June 4, 2015) (SEC File No. 1-14064).* |
| 4.12 | Global Note for the 4.375% Senior Notes due 2045 (filed as Exhibit 4.2 to our Current Report on Form 8-K filed on June 4, 2015) (SEC File No. 1-14064).* |
| 4.13 | Officers' Certificate, dated May 10, 2016, defining certain terms of the 4.375% Senior Notes due 2045 (filed as Exhibit 4.3 to our Current Report on Form 8-K filed on May 10, 2016) (SEC File No. 1-14064).* |
| 4.14 | Global Note for the 4.375% Senior Notes due 2045 (filed as Exhibit B in Exhibit 4.3 to our Current Report on Form 8-K filed on May 10, 2016) (SEC File No. 1-14064).* |
| 4.15 | Officers' Certificate, dated February 9, 2017, defining certain terms of the 3.150% Senior Notes due 2027 (filed as Exhibit 4.3 to our Current Report on Form 8-K filed on February 9, 2017) (SEC File No. 1-14064).* |
| 4.16 | Form of Global Note for the 3.150% Senior Notes due 2027 (included as Exhibit A in Exhibit 4.3 to our Current Report on Form 8-K filed on February 9, 2017) (SEC File No. 1-14064).* |
| 4.17 | Officers' Certificate, dated February 9, 2017, defining certain terms of the 4.150% Senior Notes due 2047 (filed as Exhibit 4.5 to our Current Report on Form 8-K filed on February 9, 2017) (SEC File No. 1-14064).* |
| 4.18 | Form of Global Note for the 4.150% Senior Notes due 2047 (included as Exhibit A in Exhibit 4.5 to our Current Report on Form 8-K filed on February 9, 2017) (SEC File No. 1-14064).* |

| Exhibit Number | Description |
|---|---|
| 4.19 | Officers' Certificate, dated November 21, 2019, defining certain terms of the 2.000% Senior Notes due 2024 (filed as Exhibit 4.1 to our Current Report on Form 8-K filed on November 21, 2019) (SEC File No. 1-14064).* |
| 4.20 | Form of Global Note for the 2.000% Senior Notes due 2024 (included as Exhibit A in Exhibit 4.1 to our Current Report on Form 8-K filed on November 21, 2019) (SEC File No. 1-14064).* |
| 4.21 | Officers' Certificate, dated November 21, 2019, defining certain terms of the 2.375% Senior Notes due 2029 (filed as Exhibit 4.3 to our Current Report on Form 8-K filed on November 21, 2019) (SEC File No. 1-14064).* |
| 4.22 | Form of Global Note for the 2.375% Senior Notes due 2029 (included as Exhibit A in Exhibit 4.3 to our Current Report on Form 8-K filed on November 21, 2019) (SEC File No. 1-14064).* |
| 4.23 | Officers' Certificate, dated November 21, 2019, defining certain terms of the 3.125% Senior Notes due 2049 (filed as Exhibit 4.5 to our Current Report on Form 8-K filed on November 21, 2019) (SEC File No. 1-14064).* |
| 4.24 | Form of Global Note for the 3.125% Senior Notes due 2049 (included as Exhibit A in Exhibit 4.5 to our Current Report on Form 8-K filed on November 21, 2019) (SEC File No. 1-14064).* |
| 4.25 | Officers' Certificate, dated April 13, 2020, defining certain terms of the 2.600% Senior Notes due 2030 (filed as Exhibit 4.1 to our Current Report on Form 8-K filed on April 13, 2020) (SEC File No. 1-14064).* |
| 4.26 | Form of Global Note for the 2.600% Senior Notes due 2030 (included as Exhibit A in Exhibit 4.1 to our Current Report on Form 8-K filed on April 13, 2020) (SEC File No. 1-14064).* |
| 4.27 | Officers' Certificate, dated March 4, 2021, defining certain terms of the 1.950% Senior Notes due 2031 (filed as Exhibit 4.1 to our Current Report on Form 8-K filed on March 4, 2021) (SEC File No. 1-14064).* |
| 4.28 | Form of Global Note for the 1.950% Senior Notes due 2031 (included as Exhibit A in Exhibit 4.1 to our Current Report on Form 8-K filed on March 4, 2021) (SEC File No. 1-14064).* |
| 4.29 | Officers' Certificate, dated May 12, 2023, defining certain terms of the 4.375% Senior Notes due 2028 (filed as Exhibit 4.1 to our Current Report on Form 8-K filed on May 12, 2023) (SEC File No. 1-14064).* |
| 4.30 | Form of Global Note for the 4.375% Senior Notes due 2028 (included as Exhibit A in Exhibit 4.1 to our Current Report on Form 8-K filed on May 12, 2023) (SEC File No. 1-14064).* |
| 4.31 | Officers' Certificate, dated May 12, 2023, defining certain terms of the 4.650% Senior Notes due 2033 (filed as Exhibit 4.3 to our Current Report on Form 8-K filed on May 12, 2023) (SEC File No. 1-14064).* |
| 4.32 | Form of Global Note for the 4.650% Senior Notes due 2033 (included as Exhibit A in Exhibit 4.3 to our Current Report on Form 8-K filed on May 12, 2023) (SEC File No. 1-14064).* |
| 4.33 | Officers' Certificate, dated May 12, 2023, defining certain terms of the 5.150% Senior Notes due 2053 (filed as Exhibit 4.5 to our Current Report on Form 8-K filed on May 12, 2023) (SEC File No. 1-14064).* |
| 4.34 | Form of Global Note for the 5.150% Senior Notes due 2053 (included as Exhibit A in Exhibit 4.5 to our Current Report on Form 8-K filed on May 12, 2023) (SEC File No. 1-14064).* |
| 10.1 | Stockholders' Agreement, dated November 22, 1995 (filed as Exhibit 10.1 to our Annual Report on Form 10-K filed on September 15, 2003) (SEC File No. 1-14064).* |
| 10.1a | Amendment No. 1 to Stockholders' Agreement (filed as Exhibit 10.1 to our Quarterly Report on Form 10-Q filed on October 30, 1996) (SEC File No. 1-14064).* |
| 10.1b | Amendment No. 2 to Stockholders' Agreement (filed as Exhibit 10.2 to our Quarterly Report on Form 10-Q filed on January 28, 1997) (SEC File No. 1-14064).* |
| 10.1c | Amendment No. 3 to Stockholders' Agreement (filed as Exhibit 10.2 to our Quarterly Report on Form 10-Q filed on April 29, 1997) (SEC File No. 1-14064).* |
| 10.1d | Amendment No. 4 to Stockholders' Agreement (filed as Exhibit 10.1d to our Annual Report on Form 10-K filed on September 18, 2000) (SEC File No. 1-14064).* |
| 10.1e | Amendment No. 5 to Stockholders' Agreement (filed as Exhibit 10.1e to our Annual Report on Form 10-K filed on September 17, 2002) (SEC File No. 1-14064).* |
| 10.1f | Amendment No. 6 to Stockholders' Agreement (filed as Exhibit 10.2 to our Quarterly Report on Form 10-Q filed on January 27, 2005) (SEC File No. 1-14064).* |
| 10.1g | Amendment No. 7 to Stockholders' Agreement (filed as Exhibit 10.7 to our Quarterly Report on Form 10-Q filed on October 30, 2009) (SEC File No. 1-14064).* |

| Exhibit Number | Description |
|---|---|
| 10.2 | Registration Rights Agreement, dated November 22, 1995 (filed as Exhibit 10.2 to our Annual Report on Form 10-K filed on September 15, 2003) (SEC File No. 1-14064).* |
| 10.2a | First Amendment to Registration Rights Agreement (originally filed as Exhibit 10.3 to our Annual Report on Form 10-K filed on September 10, 1996) (re-filed as Exhibit 10.2a to our Annual Report on Form 10-K filed on August 25, 2017) (SEC File No. 1-14064).* |
| 10.2b | Second Amendment to Registration Rights Agreement (filed as Exhibit 10.1 to our Quarterly Report on Form 10-Q filed on April 29, 1997) (SEC File No. 1-14064).* |
| 10.2c | Third Amendment to Registration Rights Agreement (filed as Exhibit 10.2c to our Annual Report on Form 10-K filed on September 17, 2001) (SEC File No. 1-14064).* |
| 10.2d | Fourth Amendment to Registration Rights Agreement (filed as Exhibit 10.2 to our Quarterly Report on Form 10-Q filed on January 29, 2004) (SEC File No. 1-14064).* |
| 10.3 | The Estee Lauder Companies Retirement Growth Account Plan, as amended and restated, effective as of January 1, 2019, as further amended through January 1, 2022 (filed as Exhibit 10.2 to our Quarterly Report on Form 10-Q filed on February 3, 2022) (SEC File No. 1-14064).*† |
| 10.3a | Amendment to amended and restated The Estee Lauder Companies Retirement Growth Account Plan, effective as of May 31, 2022 (filed as Exhibit 10.1 on our Quarterly Report on Form 10-Q filed on May 3, 2022) (SEC File No. 1-14064).*† |
| 10.3b | The Estee Lauder Companies Retirement Growth Account Plan, as amended and restated, effective as of January 1, 2023 (filed as Exhibit 10.1 to our Quarterly Report on Form 10-Q filed on February 2, 2023) (SEC File No. 1-14064).*† |
| 10.4 | The Estee Lauder Inc. Retirement Benefits Restoration Plan (filed as Exhibit 10.5 to our Annual Report on Form 10-K filed on August 20, 2010) (SEC File No. 1-14064).*† |
| 10.5 | Executive Annual Incentive Plan (filed as Exhibit 10.1 to our Current Report on Form 8-K filed on November 14, 2013) (SEC File No. 1-14064).*† |
| 10.5a | Executive Annual Incentive Plan (SEC File No. 1-14064).† |
| 10.6 | Employment Agreement with Tracey T. Travis (filed as Exhibit 10.1 to our Current Report on Form 8-K filed on July 20, 2012) (SEC File No. 1-14064).*† |
| 10.7 | Employment Agreement with Leonard A. Lauder (filed as Exhibit 10.8 to our Annual Report on Form 10-K filed on September 17, 2001) (SEC File No. 1-14064).*† |
| 10.7a | Amendment to Employment Agreement with Leonard A. Lauder (filed as Exhibit 10.8a to our Annual Report on Form 10-K filed on September 17, 2002) (SEC File No. 1-14064).*† |
| 10.7b | Amendment to Employment Agreement with Leonard A. Lauder (filed as Exhibit 10.2 to our Current Report on Form 8-K filed on November 17, 2005) (SEC File No. 1-14064).*† |
| 10.7c | Amendment to Employment Agreement with Leonard A. Lauder (filed as Exhibit 10.1 to our Quarterly Report on Form 10-Q filed on February 5, 2009) (SEC File No. 1-14064).*† |
| 10.7d | Amendment to Employment Agreement with Leonard A. Lauder (filed as Exhibit 10.8 to our Quarterly Report on Form 10-Q filed on October 30, 2009) (SEC File No. 1-14064).*† |
| 10.7e | Amendment to Employment Agreement with Leonard A. Lauder (filed as Exhibit 10.6 to our Quarterly Report on Form 10-Q filed on November 1, 2010) (SEC File No. 1-14064).*† |
| 10.7f | Amendment to Employment Agreement with Leonard A. Lauder (filed as Exhibit 10.7f to our Annual Report on Form 10-K filed on August 20, 2015) (SEC File No. 1-14064).*† |
| 10.7g | Amendment to Employment Agreement with Leonard A. Lauder (filed as Exhibit 10.2 to our Quarterly Report on Form 10-Q filed on May 1, 2020) (SEC File No. 1-14064).*† |
| 10.8 | Employment Agreement with William P. Lauder (filed as Exhibit 10.1 to our Current Report on Form 8-K filed on September 17, 2010) (SEC File No. 1-14064).*† |
| 10.8a | Amendment to Employment Agreement with William P. Lauder (filed as Exhibit 10.1 to our Current Report on Form 8-K filed on February 27, 2013) (SEC File No. 1-14064).*† |
| 10.9 | Employment Agreement with Fabrizio Freda (filed as Exhibit 10.1 to our Current Report on Form 8-K filed on February 11, 2011) (SEC File No. 1-14064).*† |

| Exhibit Number | Description |
| --- | --- |
| 10.9a | Amendment to Employment Agreement with Fabrizio Freda and Stock Option Agreements (filed as Exhibit 10.2 to our Current Report on Form 8-K filed on February 27, 2013) (SEC File No. 1-14064).*† |
| 10.10 | Employment Agreement with Jane Hertzmark Hudis (filed as Exhibit 10.13 to our Annual Report on Form 10-K filed on August 24, 2022) (SEC File No. 1-14064).*† |
| 10.11 | Employment Agreement with Jane Lauder (filed as Exhibit 10.1 to our Quarterly Report on Form 10-Q filed on May 3, 2023) (SEC File No. 1-14064).*† |
| 10.12 | Employment Agreement with Peter Jueptner (SEC File No. 1-14064).† |
| 10.13 | Form of Deferred Compensation Agreement (interest-based) with Outside Directors (filed as Exhibit 10.14 to our Annual Report on Form 10-K filed on September 17, 2001) (SEC File No. 1-14064).*† |
| 10.13a | Form of Deferred Compensation Agreement (interest-based) with Outside Directors (including Election Form) (filed as Exhibit 10.12a to our Annual Report on Form 10-K filed on August 24, 2018) (SEC File No. 1-14064).*† |
| 10.14 | Form of Deferred Compensation Agreement (stock-based) with Outside Directors (filed as Exhibit 10.15 to our Annual Report on Form 10-K filed on September 17, 2001) (SEC File No. 1-14064).*† |
| 10.14a | Form of Deferred Compensation Agreement (stock-based) with Outside Directors (including Election Form) (filed as Exhibit 10.13a to our Annual Report on Form 10-K filed on August 24, 2018) (SEC File No. 1-14064).*† |
| 10.15 | The Estee Lauder Companies Inc. Non-Employee Director Share Incentive Plan (as amended and restated on November 9, 2007) (filed as Exhibit 99.1 to our Registration Statement on Form S-8 filed on November 9, 2007) (SEC File No. 1-14064).*† |
| 10.15a | The Estee Lauder Companies Inc. Non-Employee Director Share Incentive Plan (as amended on July 14, 2011) (filed as exhibit 10.15a to our Annual Report on Form 10-K filed on August 22, 2011) (SEC File No. 1-14064).*† |
| 10.15b | The Estée Lauder Companies Inc. Amended and Restated Non-Employee Director Share Incentive Plan (filed as Exhibit 10.2 to our Current Report on Form 8-K filed on November 16, 2015) (SEC File No. 1-14064).*† |
| 10.15c | The Estée Lauder Companies Inc. Amended and Restated Non-Employee Director Share Incentive Plan (as of November 1, 2017) (filed as Exhibit 10.1 to our Quarterly Report on Form 10-Q filed on November 1, 2017) (SEC File No. 1-14064).*† |
| 10.15d | The Estée Lauder Companies Inc. Amended and Restated Non-Employee Director Share Incentive Plan (as of August 22, 2019) (filed as Exhibit 10.1 to our Quarterly Report on Form 10-Q filed on October 31, 2019) (SEC File No. 1-14064).*† |
| 10.15e | The Estée Lauder Companies Inc. Amended and Restated Non-Employee Director Share Incentive Plan (as of July 13, 2021) (filed as Exhibit 10.15e to our Annual Report on Form 10-K filed on August 27, 2021) (SEC File No. 1-14064).*† |
| 10.16 | Summary of Compensation For Non-Employee Directors of the Company (filed as Exhibit 10.2 to our Quarterly Report on Form 10-Q filed on November 1, 2013) (SEC File No. 1-14064).*† |
| 10.16a | Summary of Compensation For Non-Employee Directors of the Company (filed as Exhibit 10.2 to our Quarterly Report on Form 10-Q filed on November 1, 2017) (SEC File No. 1-14064).*† |
| 10.16b | Summary of Compensation For Non-Employee Directors of the Company (filed as Exhibit 10.16b to our Annual Report on Form 10-K filed on August 27, 2021) (SEC File No. 1-14064).*† |
| 10.17 | Form of Stock Option Agreement for Annual Stock Option Grants under Non-Employee Director Share Incentive Plan (including Form of Notice of Grant) (filed as Exhibit 99.2 to our Registration Statement on Form S-8 filed on November 9, 2007) (SEC File No. 1-14064).*† |
| 10.17a | Form of Stock Option Agreement for Annual Stock Option Grants under the Amended and Restated Non-Employee Director Share Incentive Plan (including Form of Notice of Grant) (filed as Exhibit 10.2 to our Quarterly Report on Form 10-Q filed on October 31, 2019) (SEC File No. 1-14064).*† |
| 10.18 | The Estée Lauder Companies Inc. Amended and Restated Fiscal 2002 Share Incentive Plan (filed as Exhibit 10.17 to our Annual Report on Form 10-K filed on August 17, 2012) (SEC File No. 1-14064).*† |

| Exhibit Number | Description |
|---|---|
| 10.18a | The Estée Lauder Companies Inc. Amended and Restated Fiscal 2002 Share Incentive Plan (filed as Exhibit 10.1 to our Current Report on Form 8-K filed on November 16, 2015) (SEC File No. 1-14064).*† |
| 10.18b | The Estée Lauder Companies Inc. Amended and Restated Fiscal 2002 Share Incentive Plan (filed as Exhibit 10.16b to our Annual Report on Form 10-K filed on August 25, 2017) (SEC File No. 1-14064).*† |
| 10.18c | The Estée Lauder Companies Inc. Amended and Restated Fiscal 2002 Share Incentive Plan (filed as Exhibit 10.1 to our Current Report on Form 8-K filed on November 19, 2019) (SEC File No. 1-14064).*† |
| 10.18d | Form of Stock Option Agreement under The Estée Lauder Companies Inc. Amended and Restated Fiscal 2002 Share Incentive Plan (including Form of Notice of Grant) (filed as Exhibit 10.1 to our Quarterly Report on Form 10-Q filed on November 2, 2012) (SEC File No. 1-14064).*† |
| 10.18e | Form of Stock Option Agreement under The Estée Lauder Companies Inc. Amended and Restated Fiscal 2002 Share Incentive Plan (including Form of Notice of Grant) (filed as Exhibit 10.16y to our Annual Report on Form 10-K filed on August 20, 2014) (SEC File No. 1-14064).*† |
| 10.18f | Form of Stock Option Agreement with Fabrizio Freda under The Estée Lauder Companies Inc. Amended and Restated Fiscal 2002 Share Incentive Plan (including Form of Notice of Grant) (filed as Exhibit 10.16z to our Annual Report on Form 10-K filed on August 20, 2014) (SEC File No. 1-14064).*† |
| 10.18g | Form of Stock Option Agreement under The Estée Lauder Companies Inc. Amended and Restated Fiscal 2002 Share Incentive Plan (including Form of Notice of Grant) (filed as Exhibit 10.16m to our Annual Report on Form 10-K filed on August 25, 2017) (SEC File No. 1-14064).*† |
| 10.18h | Form of Stock Option Agreement under The Estée Lauder Companies Inc. Amended and Restated Fiscal 2002 Share Incentive Plan (including Form of Notice of Grant) (filed as Exhibit 10.17l to our Annual Report on Form 10-K filed on August 23, 2019) (SEC File No. 1-14064).*† |
| 10.18i | Performance Share Unit Award Agreement with Fabrizio Freda under The Estée Lauder Companies Inc. Amended and Restated Fiscal 2002 Share Incentive Plan (including Notice of Grant) (filed as Exhibit 10.1 to our Current Report on Form 8-K filed on September 11, 2015) (SEC File No. 1-14064).*† |
| 10.18j | Performance Share Unit Award Agreement with Fabrizio Freda (2018) under The Estée Lauder Companies Inc. Amended and Restated Fiscal 2002 Share Incentive Plan (including Notice of Grant) (filed as Exhibit 10.1 to our Current Report on Form 8-K filed on February 15, 2018) (SEC File No. 1-14064).*† |
| 10.18k | Form of Performance Share Unit Award Agreement for Employees including Executive Officers under The Estée Lauder Companies Inc. Amended and Restated Fiscal 2002 Share Incentive Plan (including Form of Notice of Grant) (filed as Exhibit 10.1 to our Quarterly Report on Form 10-Q filed on November 2, 2020) (SEC File No. 1-14064).*† |
| 10.18l | Price-Vested Unit Award Agreement with Fabrizio Freda under The Estée Lauder Companies Inc. Amended and Restated Fiscal 2002 Share Incentive Plan (including Notice of Grant) (filed as Exhibit 10.1 to our current Report on Form 8-K filed on March 16, 2021) (SEC File No. 1-14064).*† |
| 10.18m | Performance Share Unit Award Agreement with Fabrizio Freda under The Estée Lauder Companies Inc. Amended and Restated Fiscal 2002 Share Incentive Plan (including Notice of Grant) (filed as Exhibit 10.2 to our Current Report on Form 8-K filed on March 16, 2021) (SEC File No. 1-14064).*† |
| 10.18n | Form of Non-annual Performance Share Unit Award Agreement for Executive Officers under The Estée Lauder Companies Inc. Amended and Restated Fiscal 2002 Share Incentive Plan (including Form of Notice of Grant) (filed as Exhibit 10.18s to our Annual Report on Form 10-K filed on August 27, 2021 (SEC File No. 1-14064).*† |
| 10.18o | Form of Performance Share Unit Award Agreement for Employees including Executive Officers under The Estée Lauder Companies Inc. Amended and Restated Fiscal 2002 Share Incentive Plan (including Form of Notice of Grant) (filed as Exhibit 10.18t to our Annual Report on Form 10-K filed on August 27, 2021) (SEC File No. 1-14064).*† |
| 10.18p | Form of Restricted Stock Unit Award Agreement for Executive Officers under The Estée Lauder Companies Inc. Amended and Restated Fiscal 2002 Share Incentive Plan (including Form of Notice of Grant) (filed as Exhibit 10.18bb to our Annual Report on Form 10-K filed on August 28, 2020) (SEC File No. 1-14064).*† |
| 10.18q | Form of Restricted Stock Unit Award Agreement for Employees other than Executive Officers under The Estée Lauder Companies Inc. Amended and Restated Fiscal 2002 Share Incentive Plan (including Form of Notice of Grant) (filed as Exhibit 10.18cc to our Annual Report on Form 10-K filed on August 28, 2020) (SEC File No. 1-14064).*† |

| Exhibit Number | Description |
|---|---|
| 10.18r | Form of Non-annual Restricted Stock Unit Award Agreement for Executive Officers under The Estée Lauder Companies Inc. Amended and Restated Fiscal 2002 Share Incentive Plan (including Form of Notice of Grant) filed as Exhibit 10.18dd to our Annual Report on Form 10-K filed on August 28, 2020) (SEC File No. 1-14064). *† |
| 10.19 | $2.5 Billion Credit Facility, dated as of October 22, 2021, among The Estée Lauder Companies Inc., the Eligible Subsidiaries of the Company, as defined therein, the lenders listed therein, and JPMorgan Chase Bank, N.A., as administrative agent (filed as Exhibit 10.1 to our Current Report on Form 8-K filed on October 22, 2021) (SEC File No. 1-14064).* |
| 10.20 | Services Agreement, dated January 1, 2003, among Estee Lauder Inc., Melville Management Corp., Leonard A. Lauder, and William P. Lauder (filed as Exhibit 10.2 to our Quarterly Report on Form 10-Q filed on January 28, 2010) (SEC File No. 1-14064).* |
| 10.20a | Agreement of Sublease, dated May 18, 2022, between Editions de Parfums LLC, Sublandlord and Melville Management Corporation, Subtenant (filed as Exhibit 10.21a to our Annual Report on Form 10-K filed on August 24, 2022) (SEC File No. 1-14064).* |
| 10.21 | Services Agreement, dated November 22, 1995, between Estee Lauder Inc. and RSL Investment Corp. (filed as Exhibit 10.3 to our Quarterly Report on Form 10-Q filed on January 28, 2010) (SEC File No. 1-14064).* |
| 10.22 | Agreement of Sublease and Guarantee of Sublease, dated April 1, 2005, among Aramis Inc., RSL Management Corp., and Ronald S. Lauder (filed as Exhibit 10.4 to our Quarterly Report on Form 10-Q filed on January 28, 2010) (SEC File No. 1-14064).* |
| 10.22a | First Amendment to Sublease, dated February 28, 2007, between Aramis Inc. and RSL Management Corp. (filed as Exhibit 10.5 to our Quarterly Report on Form 10-Q filed on January 28, 2010) (SEC File No. 1-14064).* |
| 10.22b | Second Amendment to Sublease, dated January 27, 2010, between Aramis Inc. and RSL Management Corp. (filed as Exhibit 10.6 to our Quarterly Report on Form 10-Q filed on January 28, 2010) (SEC File No. 1-14064).* |
| 10.22c | Third Amendment to Sublease, dated November 3, 2010, between Aramis Inc., and RSL Management Corp. (filed as Exhibit 10.1 to our Quarterly Report on Form 10-Q filed on February 4, 2011) (SEC File No. 1-14064).* |
| 10.22d | Fourth Amendment to Sublease, dated March 4, 2020, between Aramis Inc. and RSL Management Corp. (filed as Exhibit 10.1 to our Quarterly Report on Form 10-Q filed on May 1, 2020) (SEC File No. 1-14064).* |
| 10.23 | Form of Art Loan Agreement between Lender and Estee Lauder Inc. (filed as Exhibit 10.7 to our Quarterly Report on Form 10-Q filed on January 28, 2010) (SEC file No. 1-14064).* |
| 10.24 | Creative Consultant Agreement, dated April 6, 2011, between Estee Lauder Inc. and Aerin Lauder Zinterhofer (filed as Exhibit 10.1 to our Current Report on Form 8-K filed on April 8, 2011) (SEC File No. 1-14064).*† |
| 10.24a | First Amendment to Creative Consultant Agreement between Estee Lauder Inc. and Aerin Lauder Zinterhofer dated October 28, 2014 (filed as Exhibit 10.23a to our Annual Report on Form 10-K filed on August 20, 2015) (SEC File No. 1-14064).*† |
| 10.24b | Second Amendment to Creative Consultant Agreement between Estee Lauder Inc. and Aerin Lauder Zinterhofer effective July 1, 2016 (filed as Exhibit 10.23b to our Annual Report on Form 10-K filed on August 24, 2016) (SEC File No. 1-14064).*† |
| 10.24c | Third Amendment to Creative Consultant Agreement between Estee Lauder Inc. and Aerin Lauder Zinterhofer effective July 1, 2021(filed as Exhibit 10.24c to our Annual Report on Form 10-K filed on August 27, 2021) (SEC File No. 1-14064).*† |
| 10.25 | License Agreement, dated April 6, 2011, by and among Aerin LLC, Aerin Lauder Zinterhofer and Estee Lauder Inc. (filed as Exhibit 10.2 to our Current Report on Form 8-K filed on April 8, 2011) (SEC File No. 1-14064).* |
| 10.25a | First Amendment to the April 6, 2011 License Agreement, dated January 22, 2019, by and among Aerin LLC, Aerin Lauder Zinterhofer and Estee Lauder Inc. (filed as Exhibit 10.1 to our Quarterly Report on Form 10-Q filed on May 1, 2019) (SEC File No. 1-14064).* |
| 10.25b | Second Amendment to the April 6, 2011 License Agreement, dated February 22, 2019, by and among Aerin LLC, Aerin Lauder Zinterhofer and Estee Lauder Inc. (filed as Exhibit 10.2 to our Quarterly Report on Form 10-Q filed on May 1, 2019) (SEC File No. 1-14064).* |
| 21.1 | List of significant subsidiaries. |

| Exhibit Number | Description |
|---|---|
| 23.1 | Consent of PricewaterhouseCoopers LLP. |
| 24.1 | Power of Attorney. |
| 31.1 | Certification pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (CEO). |
| 31.2 | Certification pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (CFO). |
| 32.1 | Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (CEO). (furnished) |
| 32.2 | Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (CFO). (furnished) |
| 101.1 | The following materials from The Estée Lauder Companies Inc.'s Annual Report on Form 10-K for the year ended June 30, 2023 are formatted in iXBRL (Inline eXtensible Business Reporting Language): (i) the Consolidated Statements of Earnings, (ii) the Consolidated Statements of Comprehensive Income, (iii) the Consolidated Balance Sheets, (iv) the Consolidated Statements of Cash Flows and (v) Notes to Consolidated Financial Statements |
| 104 | The cover page from The Estée Lauder Companies Inc.'s Annual Report on Form 10-K for the year ended June 30, 2023 is formatted in iXBRL |

———————

\* Incorporated herein by reference.

† Exhibit is a management contract or compensatory plan or arrangement.

(This page has been left blank intentionally.)

EXHIBIT 21.1

# THE ESTÉE LAUDER COMPANIES INC.

## SIGNIFICANT SUBSIDIARIES

All significant subsidiaries are wholly-owned by The Estée Lauder Companies Inc. and/or one or more of its wholly-owned subsidiaries (with exceptions as noted by * below).

| Name | Jurisdiction in which Organized |
|---|---|
| Estee Lauder Inc. | Delaware |
| Estee Lauder International, Inc. | Delaware |
| ELC Management LLC | Delaware |
| 001 DEL LLC | Delaware |
| Estee Lauder Luxembourg S.a.R.L. | Luxembourg |
| Estee Lauder BV | Belgium |
| NEDP Holding S.a.R.L. | Luxembourg |
| Estee Lauder AG Lachen | Switzerland |
| ELCA Cosmetics GmBH | Switzerland |
| Estee Lauder COORDINATION Center BV | Belgium |
| Estee Lauder Europe, Inc. | Delaware |
| Estee Lauder UK Holdings Ltd. | United Kingdom |
| Estee Lauder Cosmetics Limited | United Kingdom |
| DB Midco Inc. | Canada |
| DB GP Co. Inc. | Canada |
| DB Partners LP* | Canada |
| DB Newco Inc.* | Canada |
| DB Amalco Inc.* | Canada |
| Beautiful Holdings ULC* | British Columbia |
| Deciem Beauty Group Inc.* | Canada |
| Estee Lauder (Shanghai) Commercial Company Ltd. | China |

EXHIBIT 23.1

**Consent of Independent Registered Public Accounting Firm**

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 33-99554, 333-49606, 333-72684, 333-126820, 333-131527, 333-147262, 333-161452, 333-170534, 333-208133, and 333-234794) and Form S-3 (No. 333-256336) of The Estée Lauder Companies Inc. of our report dated August 18, 2023 relating to the financial statements, and financial statement schedule and the effectiveness of internal control over financial reporting, which appears in this Form 10-K.

/s/PricewaterhouseCoopers LLP

New York, New York

August 18, 2023

EXHIBIT 24.1

<u>**POWER-OF-ATTORNEY**</u>

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints William P. Lauder, Fabrizio Freda and Tracey T. Travis, and each of them, such person's true and lawful attorneys-in-fact and agents, with full power of substitution and revocation, for such person and in such person's name, place and stead, in any and all capacities to sign the Annual Report on Form 10-K for the fiscal year ended June 30, 2023 of The Estée Lauder Companies Inc. and any and all amendments thereto, and to file the same with all exhibits thereto, and the other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

This power of attorney may only be revoked by a written document executed by the undersigned that expressly revokes this power by referring to the date and subject hereof.

| Signature | Title (s) | Date |
|---|---|---|
| /s/ FABRIZIO FREDA<br>Fabrizio Freda | President, Chief Executive Officer<br>and a Director (Principal Executive Officer) | August 18, 2023 |
| /s/ WILLIAM P. LAUDER<br>William P. Lauder | Executive Chairman<br>and a Director | August 18, 2023 |
| /s/ LEONARD A. LAUDER<br>Leonard A. Lauder | Director | August 18, 2023 |
| /s/ CHARLENE BARSHEFSKY<br>Charlene Barshefsky | Director | August 18, 2023 |
| /s/ WEI SUN CHRISTIANSON<br>Wei Sun Christianson | Director | August 18, 2023 |
| /s/ ANGELA WEI DONG<br>Angela Wei Dong | Director | August 18, 2023 |
| /s/ PAUL J. FRIBOURG<br>Paul J. Fribourg | Director | August 18, 2023 |
| /s/ JENNIFER HYMAN<br>Jennifer Hyman | Director | August 18, 2023 |
| /s/ JANE LAUDER<br>Jane Lauder | Director | August 18, 2023 |
| /s/ RONALD S. LAUDER<br>Ronald S. Lauder | Director | August 18, 2023 |
| /s/ ARTURO NUÑEZ<br>Arturo Nuñez | Director | August 18, 2023 |
| /s/ RICHARD D. PARSONS<br>Richard D. Parsons | Director | August 18, 2023 |
| /s/ LYNN FORESTER DE ROTHSCHILD<br>Lynn Forester de Rothschild | Director | August 18, 2023 |
| /s/ BARRY S. STERNLICHT<br>Barry S. Sternlicht | Director | August 18, 2023 |
| /s/ JENNIFER TEJADA<br>Jennifer Tejada | Director | August 18, 2023 |
| /s/ RICHARD F. ZANNINO<br>Richard F. Zannino | Director | August 18, 2023 |
| /s/ TRACEY T. TRAVIS<br>Tracey T. Travis | Executive Vice President and<br>Chief Financial Officer<br>(Principal Financial and Accounting Officer) | August 18, 2023 |

**EXHIBIT 31.1**

**Certification**

I, Fabrizio Freda certify that:

1.    I have reviewed this annual report on Form 10-K of The Estée Lauder Companies Inc.;

2.    Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.    Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.    The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a)    Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b)    Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c)    Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d)    Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.    The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a)    All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b)    Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

 Date:  August 18, 2023

/s/ Fabrizio Freda<br>
Fabrizio Freda<br>
President and Chief Executive Officer

**EXHIBIT 31.2**

**Certification**

I, Tracey T. Travis certify that:

1. I have reviewed this annual report on Form 10-K of The Estée Lauder Companies Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: August 18, 2023

/s/ Tracey T. Travis
Tracey T. Travis
Executive Vice President and Chief Financial Officer

EXHIBIT 32.1

**Certification**
**Pursuant to 18 U.S.C. Section 1350**
**(as adopted pursuant to Section 906 of the**
**Sarbanes-Oxley Act of 2002)**

Pursuant to 18 U.S.C. Section 1350 (as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002), the undersigned officer of The Estée Lauder Companies Inc., a Delaware corporation (the "Company"), does hereby certify, to such officer's knowledge, that:

The Annual Report on Form 10-K for the year ended June 30, 2023 (the "Report") of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (15 U.S.C. 78m or 78o(d)), and the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: August 18, 2023

/s/ Fabrizio Freda

Fabrizio Freda
President and Chief Executive Officer

The foregoing certification is being furnished solely pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code) and for no other purpose.

EXHIBIT 32.2

**Certification
Pursuant to 18 U.S.C. Section 1350
(as adopted pursuant to Section 906 of the
Sarbanes-Oxley Act of 2002)**

Pursuant to 18 U.S.C. Section 1350 (as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002), the undersigned officer of The Estée Lauder Companies Inc., a Delaware corporation (the "Company"), does hereby certify, to such officer's knowledge, that:

The Annual Report on Form 10-K for the year ended June 30, 2023 (the "Report") of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (15 U.S.C. 78m or 78o(d)), and the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated:  August 18, 2023                    /s/ Tracey T. Travis
_____
                                           Tracey T. Travis
                                           Executive Vice President and Chief
                                           Financial Officer

The foregoing certification is being furnished solely pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code) and for no other purpose.